3

Follow-Up Materials

06013115

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Resources Enterprise Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 09 2006
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4177

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 5/4/06

2005 年報 Annual Report


Food
食品
Textile
紡織
Retail
零售
Beverage
飲品

延續好成果

A fresh morning, a fruitful year

華潤創業有限公司

China Resources Enterprise, Limited

股票代號 Stock Code : 0291

截至二零零五年十二月三十一日止年度 For the year ended 31 December 2005

	二零零五年 港幣千元 2005 HK$'000	二零零四年（重列）[4] 港幣千元 2004 (Restated)[4] HK$'000	二零零三年（重列）[4] 港幣千元 2003 (Restated)[4] HK$'000
營業額 Turnover	**53,583,919**	47,078,103	34,655,172
經營溢利 Profit from operations	**3,255,372**	2,023,850	1,533,241
應佔聯營公司業績淨額 Share of net results of associates	**353,736**	361,948	407,296
本公司股東應佔溢利 Profit attributable to shareholders of the Company	**2,220,403**	1,480,053	1,429,249
每股盈利[1]（港幣元） Earnings per share[1] (HK$)	**$1.02**	$0.70	$0.69
每股股息（港幣元） Dividend per share (HK$)			
中期 Interim	**$0.13**	$0.11	$0.10
末期 Final	**$0.25**	$0.16	$0.14
	$0.38	$0.27	$0.24
特別中期 Special interim	—	—	註2 Note 2

	於二零零五年 十二月三十一日 港幣千元 As at 31 December 2005 HK$'000	於二零零四年（重列）[4] 十二月三十一日 港幣千元 As at 31 December 2004 (Restated)[4] HK$'000	二零零三年（重列）[4] 十二月三十一日 港幣千元 As at 31 December 2003 (Restated)[4] HK$'000
本公司股東應佔權益 Equity attributable to shareholders of the Company	**18,196,448**	15,124,828	13,000,166
少數股東權益 Minority interests	**4,746,888**	4,811,653	3,858,801
總權益 Total equity	**22,943,336**	19,936,481	16,858,967
綜合借款淨額 Consolidated net borrowings	**3,311,150**	4,980,613	2,856,490
負債比率[3] Gearing ratio[3]	**14.4%**	25.0%	16.9%
流動比率 Current ratio	**1.12**	1.26	1.30
每股資產淨值：賬面值（港幣元） Net assets per share: book value (HK$)	**$8.15**	$7.12	$6.22

附註：

1. *每股盈利乃將股東應佔溢利除以年內已發行股份的加權平均數計算。*
2. *每持有十股本公司股份獲派發一股華潤水泥控股有限公司之股份作為特別股息。*
3. *負債比率指綜合借款淨額與總權益的比例。*
4. *由於會計政策有所變更，故比較數字均予重列，以符合本年度之列賬形式。*

Notes:

1. *Earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the year.*
2. *A special distribution in specie of one share in China Resources Cement Holdings Limited for every ten shares of the Company was distributed.*
3. *Gearing ratio represents the ratio of consolidated net borrowings to total equity.*
4. *Comparatives have been restated to conform with the current year presentation in light of the change in accounting policies.*

財務概要
Financial Highlights

每股盈利
Earnings Per Share
(港幣元HK$)


1.1
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0.69
0.70
1.02
2003
2004
2005

本公司股東應佔權益
Equity Attributable to Shareholders of the Company
(港幣千元HK$'000)


20,000,000
19,000,000
18,000,000
17,000,000
16,000,000
15,000,000
14,000,000
13,000,000
12,000,000
11,000,000
10,000,000
0
13,000,166
15,124,828
18,196,488
2003
2004
2005

每股資產淨值：賬面值
Net Assets Per Share: Book Value
(港幣元HK$)


9
8
7
6
5
4
3
2
1
0
6.22
7.12
8.15
2003
2004
2005

平均股東權益回報
Return on Average Equity
(百分比%)


14
12
10
8
6
4
2
0
11.2
10.5
13.3
2003
2004
2005

延續好成果

A fresh morning, a fruitful year

華潤創業有限公司在二零零五年取得豐盛收穫，不僅盈利創新高，股價表現亦呈強勢，而出色的企業管理更屢獲市場高度評價。本集團致力轉型成為一間專注消費業務的企業，在出售非核心資產的同時，核心業務的市場份額亦見擴張。相信未來的增長動力會得以持續，業務發展將會蒸蒸日上。

2005 was a rewarding year for the Group. We had record earnings, achieved strong share price performance and earned higher market recognition for management quality. Our efforts to transform the company into a focused consumer company have led to market expansion of our core businesses alongside the disposal of our non-core assets. The momentum will continue.

目錄 CONTENTS


...還有更多
... and many more

營業額及溢利分析表
Analysis of Turnover and Profit

截至二零零五年十二月三十一日止年度　For the year ended 31 December 2005

各項業務之營業額
Turnover by segment



2005
38%
30%
13%
10%
1%
8%



2004
40%
29%
11%
11%
1%
8%

各項業務之股東應佔溢利
Profit attributable to shareholders by segment



2005
4%
15%
6%
17%
26%
3%
29%



2004
3%
19%
6%
23%
31%
18%

各項業務之未計利息、税項、折舊及攤銷前盈利
EBITDA by segment



2005
6%
16%
19%
22%
17%
7%
13%



2004
7%
18%
19%
25%
8%
6%
17%

- 零售 Retail
- 飲品 Beverage
- 食品加工及經銷 Food Processing and Distribution
- 紡織 Textile
- 物業 Property
- 石油及相關產品經銷 Petroleum and Related Products Distribution
- 投資及其他業務 Investments and Others
- 其他 Others

截至二零零五年十二月三十一日止年度 *For the year ended 31 December 2005*

各項業務之營業額	Turnover by segment	二零零五年 港幣千元 **2005 HK$'000**	二零零四年（重列）[1] 港幣千元 2004 (Restated)[1] HK$'000
核心業務	*Core Businesses*		
零售	Retail	**16,202,472**	13,898,114
飲品	Beverage	**6,854,604**	5,079,388
食品加工及經銷	Food Processing and Distribution	**5,623,565**	5,433,955
紡織	Textile	**4,291,206**	3,851,037
物業	Property	**299,121**	306,997
小計	**Subtotal**	**33,270,968**	28,569,491
其他業務	*Other Businesses*		
石油及相關產品經銷	Petroleum and Related Products Distribution	**20,539,758**	18,680,861
投資及其他業務	Investments and Others	**—**	—
小計	**Subtotal**	**20,539,758**	18,680,861
		53,810,726	47,250,352
對銷業務間之交易	Elimination of inter-segment transactions	**(226,807)**	(172,249)
總額	**Total**	**53,583,919**	47,078,103

各項業務之股東應佔溢利	Profit attributable to shareholders by segment		
核心業務	*Core Businesses*		
零售	Retail	**107,202**	52,212
飲品	Beverage	**135,783**	104,092
食品加工及經銷	Food Processing and Distribution	**414,471**	380,504
紡織	Textile	**81,198**	(873)
物業	Property	**689,786**	309,666
小計	**Subtotal**	**1,428,440**	845,601
其他業務	*Other Businesses*		
石油及相關產品經銷	Petroleum and Related Products Distribution	**623,874**	511,069
投資及其他業務	Investments and Others	**355,977**	319,806
小計	**Subtotal**	**979,851**	830,875
		2,408,291	1,676,476
公司總部利息淨額及費用	Net corporate interest and expenses	**(187,888)**	(196,423)
總額	**Total**	**2,220,403**	1,480,053

各項業務之未計利息、稅項、折舊及攤銷前盈利	EBITDA by segment		
核心業務	*Core Businesses*		
零售	Retail	**755,867**	627,407
飲品	Beverage	**1,056,196**	887,587
食品加工及經銷	Food Processing and Distribution	**630,331**	607,304
紡織	Textile	**342,882**	202,873
物業	Property	**814,451**	276,754
小計	**Subtotal**	**3,599,727**	2,601,925
石油及相關產品經銷	Petroleum and Related Products Distribution	**907,696**	694,494
其他[2]	Others[2]	**279,091**	269,536
總額	**Total**	**4,786,514**	3,565,955

附註：
1. 由於會計政策有所變更，故比較數字均予重列，以符合本年度之列賬形式。
2. 其他包括應佔聯營公司業績淨額及扣減總部費用。

公司概況
Company Profile

華潤創業有限公司(「華潤創業」)為香港聯合交易所上市的公司,業務重心在中國大陸及香港的消費業務。本集團以成為中國最大規模的消費企業為任務。為達致此目標,本集團已在所涉各個業務領域,尤其是零售、食品、飲品和紡織四項核心業務的範疇內,建立市場領導地位。各項消費相關業務在經營上互相發揮協同效應,其中食品、飲品及紡織更成為零售業務供應鏈的一部份,配合本集團的整體發展同步增長。

China Resources Enterprise, Limited (CRE) is a listed company on the Hong Kong Stock Exchange, with business emphasis on the consumer sector of the Chinese Mainland and Hong Kong. Our mission is to become the largest consumer company in China. To achieve this, the Group has already established leading presence in our business domains, in particular, within the four core businesses namely retail, food, beverage and textile. There are operational synergies among these consumer-related businesses. Notably, food, beverage as well as textile will form part of the supply chain for the retail business and they will grow together driving the Group's overall development.

集團架構
Corporate Structure

華潤創業有限公司
China Resources Enterprise, Limited

零售 Retail	飲品 Beverage	食品加工及經銷 Food Processing and Distribution	紡織 Textile	物業 Property	石油及相關產品經銷 Petroleum and Related Products Distribution	投資及其他業務 Investments and Others
超級市場及物流 Supermarket and Logistics	華潤雪花啤酒有限公司 (51%) China Resources Snow Breweries Limited (51%)	食品經銷 Foodstuff Distribution	紡紗及織布 Spinning and Weaving	投資物業 Investment Properties	石油業務 Petroleum Operation	HIT Investments Limited (10%)
品牌時尚產品經銷 Brand-fashion Distribution		食品加工及牲畜飼養 Food Processing and Stock Raising	成衣 Garment		管道燃氣業務 Piped-gas Operation	Hutchison Ports Yantian Investments Limited (10%)
其他零售店 Other Retail Stores		屠房、運輸及其他 Abattoir Operation, Transportation and Others	其他 Others		化工業務 Chemical Operation	

二零零五年里程碑
Milestones in 2005

四月 APRIL

- 進行環球路演，重點推介旗下飲品業務

A global roadshow highlighting our beverage business was conducted


China Resources
China Resources Enterprise, Limited
Global Roadshow 2005
April 2005

- 完成收購安徽省重組後的阜陽市雪地啤酒有限公司

The acquisition of the reorganized Fuyang City Snowland Brewery Co., Ltd. in Anhui Province was completed

五月 MAY

- 完成增持華潤萬家的35%及蘇果的11.5%股權

The increase in stakes in CR Vanguard and Suguo by additional 35% and 11.5% respectively was completed

- 完成出售徐州維維食品飲料股份有限公司的25.09%股權

The disposal of a 25.09% stake in Xuzhou VV Food & Beverage Co., Ltd. was completed


Retail Asia-Pacific
TOP
500
KPMG
TOP RETAILER 2005
CHINA
SILVER
CHINA RESOURCES ENTERPRISE LTD

七月 JULY

- 在《亞洲零售》出版社舉辦的「亞太區五百大零售企業大獎」中獲評為中國第二大零售企業

The Group was ranked the second largest retail organization for China in Retail Asia Pacific Top 500 Awards organized by Retail Asia Publishing

九月 SEPTEMBER

- 在《歐洲貨幣》雜誌進行的企業管治調查中，於中國和香港企業組別以及綜合企業組別中名列榜首 — The Group was ranked first both among companies in China and Hong Kong as well as in the conglomerate sector in a corporate governance survey published by Euromoney

- 簽訂收購浙江慈客隆超市有限公司及一家天津超市連鎖店的資產 — The agreements to acquire Zhejiang Cikelong Supermarket Co., Ltd. and the assets of a supermarket chain in Tianjin were signed

十一月 NOVEMBER

- 完成出售所持東莞華潤石油化工有限公司的全部51%權益 — The disposal of our entire 51% interest in Dongguan China Resources Petroleum & Chemicals Co., Ltd. was completed

十二月 DECEMBER

- 獲《亞洲貨幣》雜誌評為「2005年度最佳管理中國企業（大型企業組別）」 — The Group was named the "2005 Best Managed Company in China — Large Cap" by Asiamoney


ASIAMONEY

- 位於上海的現代化肉類加工中心投入試產 — The trial operation of the modern meat processing center in Shanghai commenced



- 落實出售廣東省內17個加油站 — The disposal of our 17 petrol stations in Guangdong Province was concluded

致投資者的信函
Letter to Investors

China Resources
Better Life Together

致列位華潤創業投資者：



這是我第二次向各位股東發出信函。謹此欣然向各股東報喜，本集團於二零零五年在各方面均取得豐碩成果，旗下業務在悉心管理下表現強勁。營業額及盈利兩者自上市以來皆創新高。透過實施各項有效的業務策略，股本回報率有所改善，經營核心業務的實力亦見加強。本集團調整業務策略轉攻核心消費業務，加快出售非核心資產變現其潛在價值。四大核心業務，即零售、飲品、食品及紡織方面均穩佔市場一席位。

年內股價上升14%，較大市升幅高出9%。業務基調強勁及財政狀況穩固支持董事會增加每股派息41%，令派息率由36%上升至40%。

良好的管治常規一向令本集團引以自豪，有關如何管理本公司的主要分析概要載於本年報第48至54頁的企業管治報告。本集團承諾以股東的最佳利益為依歸，這從本集團在多項有關企業管治和投資者關係的選舉及調查中名列前茅可見一斑。

展望未來，本集團將繼續致力提高股東價值、維持內涵增長動力及積極物色併購機會。招攬有能之士和挽留優秀員工發揮團隊精神是本集團的重要任務。於二零零六年三月，多位管理高層均獲擢升。我們將繼續建立一套強調工作表現和團結精神的企業文化。本集團轉型為專注消費業務公司的工作正處起步階段，而致力提高盈利的動力則永不止息。我們好比一株充滿活力和生命力的果樹，不斷茁壯成長，果實纍纍。我深信豐收之期指日可待，謹與全體股東共勵共勉。

主席
宋林
二零零六年四月六日

China Resources
Better Life Together

Dear CRE Investors,

This is my second annual letter to you. I am very glad to say that 2005 was a fruitful year at many levels. We achieved strong results across our businesses under management. Both turnover and earnings are new highs since our listing. Our ROE improved and we have strengthened our core competence through the implementation of various effective business strategies. It is also the turning point in our strategy to focus on core consumer businesses as disposal of our non-core assets accelerated, realizing their hidden value. Prominent market presence was achieved in our four core businesses - retail, beverage, food and textile.

Our share price rose 14% during the year outperforming the market by 9%. Our strong business fundamentals and solid balance sheet supported our Board's decision to increase dividend per share by 41%, raising the payout ratio from 36% to 40%.

We have long been proud of our governance practices and a summary of the significant components regarding how we manage the company is contained in the Corporate Governance Report on pages 48 to 54 of this Annual Report. We are committed to practices that are in shareholders' best interest. Our high rankings among various polls and surveys in corporate governance and investor relations demonstrate this.

Looking forward, we shall carry on with our work in enhancing shareholders' value, sustaining momentum for organic growth and keeping our eyes open for merger and acquisition opportunities. One of our jobs is to attract and keep talented people to work together as a team. In March 2006, we named several promotions at the senior management. We will continue to build a culture based on performance and teamwork. Our work to transform the company into a focused consumer player has just started and our drive for higher earnings and value will never end. Our business is a tree of energy and life, now growing vigorously and bearing sweet fruits. I hope you believe, as I do, that our best days are ahead.

Charley Song

Charley Song
Chairman

6 April 2006

China Resources Enterprise, Limited
[illegible] China Resources Building, 26 Harbour Road, Wanchai, Hong Kong
Tel: [illegible] 2827 [illegible] Fax: (852) 2598 8453 Website: www.cre.com.hk



主席報告
Chairman's Statement

> "本集團正經歷策略性轉型的過程，逐步重新制訂業務組合，專注經營核心消費業務。內地消費市場的發展前景樂觀，加上香港本土經濟已重現生機。本集團已為持續增長奠定穩健基礎，殷切期待與股東分享更美滿的成果。
>
> The Group is undergoing a strategically planned transformation — steadily reconfiguring our portfolio of business to focus on the core consumer businesses. The mainland domestic consumer market has revealed promising prospects, whilst in Hong Kong, the local economy has gradually regained its strength and vibrancy. We have crafted solid platforms for sustainable growth and the Group looks forward to enjoying greater success with you."



宋林
Song Lin

末期業績

在中國內地及香港的強勁經濟增長帶動下，加以本身不斷努力提高營運效率及重組非核心資產，本集團於二零零五年的表現刷新紀錄。截至二零零五年十二月三十一日止年度的綜合營業額較二零零四年上升13.8%，創下港幣53,583,900,000元的新高。股東應佔溢利為港幣2,220,400,000元，較上年度增加50.0%，是本集團自上市以來的最高位。每股盈利按加權平均基準計算達港幣1.02元，而二零零四年則為港幣0.70元。

剔除視為會計政策變動主要影響之物業重估收益及其相關遞延稅項影響，本公司截至二零零五年十二月三十一日止年度的股東應佔綜合溢利為港幣1,817,000,000元，較二零零四年增長22.8%。

股息

董事會建議於二零零六年六月十六日或前後，向於二零零六年五月二十九日名列本公司股東名冊的股東派發二零零五年度末期股息，每股港幣0.25元（二零零四年：每股港幣0.16元）。連同中期股息每股港幣0.13元計算，二零零五年度的派息總額將達每股港幣0.38元（二零零四年：每股港幣0.27元），較二零零四年增加41%。

暫停辦理股份過戶登記手續

本公司將由二零零六年五月二十九日至二零零六年六月二日（包括首尾兩天）暫停辦理股份過戶登記手續。為符合獲派末期股息的資格，所有填妥的過戶表格連同有關股票，最遲須於二零零六年五月二十六日下午四時三十分前送達本公司的股份過戶處 — 標準證券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

策略施行

企業策略

為達致成為中國最大消費企業的目標，本集團一直不斷投資於核心消費業務，務求擴大市場佔有率、提升競爭力及為未來增長奠定基礎。於截至二零零五年十二月三十一日止年度，本集團的資本開支超過港幣34億元，大部份用於零售及飲品業務。年內共開設超過170家超市分店。年內進行的主要收購活動包括兩家分別位於浙江省及天津的超市連鎖店和一家位於安徽省的啤酒廠。

與此同時，本集團繼續出售與其核心業務組合無關或缺乏群聚效應的業務或資產。於二零零五年出售的主要非核心資產包括青島合營油庫公司剩餘的10.5%股權、華創大廈、徐州維維食品飲料股份有限公司的25.09%股權、東莞華潤石油化工有限公司的51%股權以及在廣東省的17個油站。此等出售項目帶來超過港幣14億元的現金流，且變現有關資產的潛

FINAL RESULTS

Against the strong economic growth in the Chinese Mainland and Hong Kong, reinforced by the Group's persistent efforts to enhance operating efficiency and restructure non-core assets, the Group reported record performance in 2005. Consolidated turnover for the year ended 31 December 2005 rose 13.8% over 2004 to another new high of HK$53,583.9 million. Profit attributable to shareholders was HK$2,220.4 million, 50.0% higher than in the previous year and is the highest level since our listing. Earnings per share, on a weighted average basis, was HK$1.02 compared to HK$0.70 in 2004.

Excluding the gain in property revaluation and its related deferred tax effects, which are considered the major effects of the changes in accounting policies during the year, the Group's consolidated profit attributable to the Company's shareholders for the year ended 31 December 2005 was HK$1,817.0 million, 22.8% higher than that in the same period of 2004.

DIVIDENDS

The Board recommends a final dividend of HK$0.25 per share for 2005 (2004: HK$0.16 per share) payable on or about 16 June 2006 to shareholders whose names appear on the Register of Members of the Company on 29 May 2006. Together with the interim dividend of HK$0.13 per share, the total distribution for 2005 will amount to HK$0.38 per share (2004: HK$0.27 per share). This represents a 41% increase over 2004.

CLOSURE OF REGISTER

The Register of Members will be closed from 29 May 2006 to 2 June 2006, both days inclusive. In order to be eligible for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 26 May 2006.

STRATEGY IMPLEMENTATION

Corporate strategy

To achieve our objective of becoming the largest consumer company in China, the Group has been investing in the core consumer businesses to expand market presence, improve competitiveness and establish platform for future growth. For the year ended 31 December 2005, the Group incurred more than HK$3,400 million on capital expenditure with a majority on retail and beverage businesses. A total of over 170 supermarket stores were opened during the period. Major acquisitions during the year included two supermarket chains in Zhejiang Province and Tianjin as well as a brewery in Anhui Province.

At the same time, the Group has been disposing of businesses or assets which are outside our core portfolio or which lacked critical mass. Major non-core assets disposed of in 2005 included the residual 10.5% stake in Qingdao oil storage joint venture, CRE Building, a 25.09% stake in Xuzhou VV Food & Beverage, a 51% stake in Dongguan China Resources Petroleum & Chemicals as well as 17 petrol stations in Guangdong Province. These disposals have generated cashflow of more than HK$1,400 million and

在價值。此外，本集團已委聘財務顧問負責就重整旗下剩餘的非核心業務之一，石油及相關產品經銷業務的可行性提供意見，現正仔細研究各項方案，當中包括，但不局限於為部份業務引入策略投資者。

unlocked their latent value. In addition, the Group has appointed a financial advisor to advise on the feasibility of restructuring our petroleum and related products distribution business, one of the remaining non-core businesses. Various proposals, including but not limited to an introduction of a strategic investor for part of the business, are currently under study.

雖然本集團實施以零售帶動經銷的策略仍然屬於發展初期，但就已取得滿意進展。本集團的食品、飲品及紡織業務都已經開始成為其超市業務供應鏈的一部份。尤其食品業務方面，向來為本集團的香港超市供應鮮肉、蔬菜、食米和其他食物產品，現在更成為其最大的單一供應商。本集團亦透過旗下在內地的超市積極推介行銷全國的「雪花」啤酒。對於管理本集團旗下在香港零售物業極富經驗的地產業務部將拓展中國內地購物商場，部份樓面將供本集團的超市使用。

The Group is also making satisfactory progress in the implementation of our retail-led distribution strategy, though it is still at an early stage. The Group's food, beverage and textile operations have started to form part of the supply chain for our supermarket business. In particular, the food operation, which has a long history of supplying fresh meat, vegetables, rice and other food products to our supermarkets in Hong Kong, is currently their single largest supplier. We have also stepped up our efforts to introduce SNOW, our national brand for beer, via our mainland supermarkets. Our property division, which is very experienced in operating the Group's retail properties in Hong Kong, will develop shopping malls in the Chinese Mainland, part of which will be for our own supermarket use.

本集團亦在加快於中國內地的投資。於回顧年度期間，內地業務佔的整體營業額及稅前溢利分別約為55.7%及40.6%，而截至二零零四年十二月三十一日止年度數字則分別為51.1%及47.8%。內地的稅前溢利比重下降部份原因為香港投資物業的重估增值影響所致。

The Group has also been accelerating its investments in the Chinese Mainland. For the year under review, about 55.7% of turnover and 40.6% of profit before tax was from the mainland, compared with 51.1% and 47.8% respectively in the year ended 31 December 2004. The reduction in significance of pre-tax profit from the Chinese Mainland was partly due to the distortion caused by the revaluation gain of the investment properties in Hong Kong.

營業額地區分佈
Turnover by geographic region



100
80
60
40
20
0
百份比 Percentage (%)
9.1%
43.4%
47.5%
8.6%
40.3%
51.1%
5.2%
39.1%
55.7%
2003
2004
2005

除稅前溢利地區分佈
Profit before tax by geographic region



100
80
60
40
20
0
百份比 Percentage (%)
4.1%
70.1%
25.8%
5.4%
46.8%
47.8%
59.5%
40.6%
-0.2%
2003
2004
2005



中國內地 Chinese Mainland
香港 Hong Kong
其他 Others

業務策略

本集團繼續重點發展品牌策略。由於「雪花」的品牌定位正確，加上有效的市場推廣策略，該品牌得以於二零零五年取得可觀增長。本集團將「雪花」品牌刻意塑造成「暢享成長」的象徵，在芸芸國內本土品牌中別樹一幟。超市業務方面，本集團開始將「華潤萬家」和「蘇果」兩個品牌進行整合。蘇果新開設的購物廣場均以「華潤蘇果」命名，於二零零五年年底，共有9家以此新名稱經營的購物廣場。華潤萬家同時發展一個名為「Olé」的嶄新超市業態，以針對高檔消費者而設的高尚生活概念專門店。食品業務亦以自有品牌「五豐」推出更多綜合食品，大致可分為八類，包括：大米、米粉、水果、酒類、蛋品、速凍食品、罐頭食品及臘味肉制品。

內地消費市場高度離散，且效率偏低。本集團透過收購來整合市場，尤其是在經營超市和飲品業務方面。爭取地區的主導地位是本集團在擴展業務上的優先工作，藉以即時在區內發揮規模經濟的效益。受到中國加入世貿和內地個人消費強勁增長等因素吸引，各國際同業愈來愈積極參與收購活動，將公司估值大幅推高。本集團在物色收購對象時着重考慮成本因素，並會仔細權衡收購帶來的利益與自行投資開發兩者間的利弊。本集團將繼續在維持盈利增長與擴大市場佔有率之間取得平衡。

本集團亦在不同層面實施其他業務策略。超市業務轉攻高檔市場，不斷改善商品結構及採購模式，推出更多時尚衣飾產品及提升自營櫃位的比例，尤其在新鮮食品和紡織品方面。飲品業務就革新分銷渠道，以便更有效控制經銷商及提升供應鏈的效率。食品經銷業務就在位於上海和深圳的設施正式投產後，成功打入內地鮮肉市場。紡織業務的技改計劃取得預期進展，將可增加高端產品的比例，從而提升整體邊際利潤。石油及相關產品經銷業務雖然並非核心業務，但本集團仍積極尋求發展管道燃氣市場的機遇。

經營環境

內地消費市場競爭激烈，但卻增長迅速。二零零五年中國內地的零售數字增長12.9%至約人民幣67,000億元，市場亦見加快整合。首30家零售商瓜分零售總額其中約7.3%（二零零四年則為7.1%）達人民幣4,910億元，其中約45%歸入超市經營商，反映此時尚購物模式日趨盛行。根據商務部編列的二零零五年全國前三十家商業連鎖企業排行榜，以營業額計算，本集團的超市業務在本土的超市經營商中位居次席。

Business strategy

The Group continues to put heavy emphasis on branding. With SNOW's favorable brand positioning and effective marketing programs, the brand reported a spectacular growth in 2005. SNOW is now being marketed as the brand representing "life's progression" and this will further differentiate the brand from other local brands. Our supermarket operation has started to integrate the brands of China Resources Vanguard and Suguo so that the new hypermarkets opened by Suguo are all named "China Resources Suguo". There were nine hypermarkets operated under this new name at the end of 2005. A new supermarket format called "Olé" has also been developed by China Resources Vanguard, which is a higher-end lifestyle concept specialty store targeting the upscale consumers. Our food business has also launched more general food products under its own brand, "Ng Fung". They can be broadly classified into eight categories of rice, rice noodles, fruits, wine, eggs, frozen food, canned food and preserved meat.

The mainland consumer market is highly fragmented with low efficiency. The Group has been consolidating the market through acquisitions, notably in the supermarket and beverage operations. District dominance is our priority in expansion so that economies of scale can be achieved instantly in the area. Attracted by China's WTO accession and the robust private consumption growth, global players are increasingly active in acquisitions and valuation has been rising sharply. The Group has exercised strong cost discipline in pursuing acquisitions and their benefits against the alternative option of greenfield investment are always thoroughly reviewed. The Group will continue to balance profitability gain and market share.

Other business strategies have also been implemented at different levels. Our supermarket operation has adopted a trade up strategy and has been improving its merchandise mix and procurement. More fashionable apparel products are introduced and the proportion of self-operated counters is rising, especially in the fresh food and soft line sections. Our beverage operation has been reforming its distribution channels to exercise better control over distributors and enhance supply chain efficiency. Our food distribution business has entered the mainland fresh meat market for growth with two projects in Shanghai and Shenzhen already in operation. The technology upgrade program of our textile business is progressing as scheduled and this will increase the proportion of high end products, boosting the overall margins. Our petroleum and related products distribution business, though falling outside the core business model, is also looking for growth opportunities in the piped gas market.

OPERATING ENVIRONMENT

The mainland consumer market is competitive yet fast growing. In 2005, retail sales in the Chinese Mainland grew 12.9% to about RMB6,700 billion and market consolidation had accelerated. The top 30 retailers constituted approximately 7.3% of the total retail sales, compared with 7.1% in 2004. Among the total sales of RMB491 billion generated by the top 30 retailers, supermarket operators represented around 45%, reflecting the continued rapid development of this modern format of shopping. Based on the 2005 Ranking of 30 Largest PRC Retail Chain Enterprises (二零零五年全國前三十家商業連鎖企業) compiled by the Ministry of Commerce, the Group's supermarket operation ranked second among the local supermarket operators in turnover.

去年內地啤酒市場的總產量預算增長10.4%，達30,600,000千升。於二零零五年，頭三大啤酒廠所佔的市場份額約為36%，而在二零零零年的時候大概佔19%。去年本集團的啤酒業務取得約13%市場佔有率。

Total production volume of the mainland brewery market increased by an estimated 10.4% last year to 30.6 million kiloliters. In 2005, the top three players accounted for approximately 36% of the market, compared with about 19% in 2000. The Group's brewery operation enjoyed a market share of about 13% last year.

二零零五年中國內地綿紗及布料的產量均較上年度增長29%。同期本集團的綿紗及布料產量則分別減少2.5%及增加16.8%，但兩者銷量就分別增加28.7%和13.1%。技改計劃及為轉攻高檔產品市場而作的產品組合調整令到生產受阻。本集團擬提升市場檔次來滿足市場需要，以講究產品質素的高端設備取代只講求產量的低檔機器，導致產量增長落後於大市。

In 2005, the production of cotton yarns and fabrics in the Chinese Mainland both increased by 29% over the previous year. Our yarns and fabrics production decreased by 2.5% and increased by 16.8% respectively over the same period but sales volume increased by 28.7% and 13.1% respectively. Technology upgrade and product mix adjustment to focus on upmarket products have caused the output disruption. It is our intention to move up market in order to satisfy what the market needs. We replaced volume based low end machinery with high end ones focusing on quality. This led to a slower volume growth than the overall market.

內地豬肉行業穩步增長，每年豬肉消耗量平均增長約6%。按國際標準，中國的人均豬肉消耗量仍然偏低。國內的生活水平提高和家庭收入增加將刺激豬肉消耗量上升，縮窄與發展程度較高的國家之間的距離。

There has been a stable growth in the mainland pork industry, with an average annual increase of approximately 6% in consumption. Pork consumption per capita in China is still low on international scale. Improving living standards and rising household income in China will boost pork consumption and narrow the gap with more developed countries.

繼二零零三年底呈現復甦之後，去年香港經濟持續改善。消費信心持續和旅遊業暢旺帶動零售額上升6.8%。二零零五年超市和百貨店的銷售額分別較上年度增加5.8%及8.2%。牲畜消耗量方面，二零零五年的進口和本產活豬牛數量分別約達2,049,000頭及48,600頭，分別較二零零四年減少9%及增加2%。本港爆發豬鏈球菌感染個案，導致市民減少食用豬肉。

The Hong Kong economy improved continuously last year following a recovery towards the end of 2003. Retail sales increased by 6.8% with continued consumer confidence and buoyant tourism. Supermarket sales and department store sales increased by 5.8% and 8.2% respectively in 2005 over the previous year. For livestock consumption, imported and locally produced live pigs and cattle amounted to about 2,049,000 heads and 48,600 heads respectively in 2005. This represents a decline of 9% and an increase of 2% respectively when compared to 2004. The decline in pork consumption was due to the outbreak of streptococcus suis infection.

企業管治

本集團充分了解，有效的企業管治架構是確保其長遠穩定增長和發展的重要基礎。本集團認為，良好的管治常規應蘊含高透明度的企業架構和業務營運，管理層向股東問責，以及為僱員和利益群體履行企業責任。

CORPORATE GOVERNANCE

The Group is fully aware that the maintenance of an effective corporate governance framework is essential to laying a sound foundation for its long-term steady growth and development. In this respect, the Group considers that good governance practices should embody transparency of corporate structures and operations, accountability of the management to shareholders and corporate responsibility towards employees and other stakeholders.

如實披露和透明度是有效企業管治的關鍵元素。自二零零二年十一月起，本集團已經開始自願公佈季度財務及業務回顧，我們是恒生指數成份股當中首家自願公佈季度業績的綜合企業，遠早於香港聯合交易所將此列為主板上市發行人的建議最佳應用守則。

Disclosure and transparency is a key aspect of an effective corporate governance framework. Since November 2002, the Group has been producing quarterly financial and operational review on a voluntary basis. We are the first conglomerate company among the constituent stocks in the Hang Seng Index to initiate such a move, well before the Hong Kong Stock Exchange Index has made it a recommended best practice for main board listed issuers.

為進一步加強監察管理層有否按照議定目標和宗旨行事的獨立性，本集團於二零零五年十一月委任鄭慕智先生為獨立非執行董事。於作出上述委任之後，本集團共有四名獨立非執行董事，人數超出香港聯交所上市規則的強制要求。

To further enhance the independence in the scrutiny of the management performance against agreed goals and objectives, the Group appointed Mr. Cheng Mo Chi as Independent Non-Executive Director in November 2005. After the appointment, the Group has four Independent Non-Executive Directors, exceeding the mandatory requirement under the Listing Rules of the Hong Kong Stock Exchange.



由左至右 : 朱丹、劉百成、王群、陳樹林、宋林、姜智宏、鄺文謙、劉鍵成
From left to right : Zhu Dan, Lau Pak Shing, Wang Qun, Chen Shulin, Song Lin, Keung Chi Wang, Ralph, Kwong Man Him, Lau Kin Shing, Charles

本集團堅持不斷致力提高其企業管治水平，在體現優質企業管治上所付出的努力繼續贏得投資界稱許。於回顧年度，有關機構為表揚本集團在推行良好企業管治常規上不遺餘力而給予以下嘉許：

- 獲《亞洲貨幣》雜誌評選為「二零零五年中國最佳管理公司（大型企業組別）」；
- 在《歐洲貨幣》雜誌進行的企業管治調查中，於中國和香港企業組別以及綜合企業組別中名列榜首；
- 獲《亞洲金融》雜誌評選為中國最佳企業管治公司以及中國最佳管理公司之一；
- 獲《經濟一週》雜誌評選為香港傑出藍籌企業之一；及
- 專責統籌投資者關係的董事獲《亞洲金融》雜誌評選為中國企業最佳投資者關係代表，他亦在由《機構投資者》雜誌進行的選舉中，獲分析員推選為亞洲區綜合企業最佳投資者關係代表。

本集團對於企業管治一絲不苟，日後仍將不時檢討其企業管治常規，務求透過有效率及開放的行事方式履行對利益群體的承諾。

The Group has been consistently striving to improve its corporate governance standards, and its efforts in realizing quality corporate governance continued to earn the respect of the investment community. During the year under review, the Group received the following accolades in recognition of its continuing efforts to implement good corporate governance practices:

- it was named the "2005 Best Managed Company in China — Large Cap" by Asiamoney;
- it was ranked first both among companies in China and Hong Kong as well as in the conglomerate sector in a corporate governance survey published by Euromoney;
- it was rated one of the companies with best corporate governance in China and also one of the best managed companies in China by FinanceAsia;
- it was named one of the outstanding enterprises among the blue-chip companies in Hong Kong by the Economic Digest; and
- the director responsible for investor relations was rated the Best IR Representative in China by FinanceAsia and the Best IR Professional among conglomerates in Asia by the sell-side in a poll conducted by Institutional Investor.

The Group takes corporate governance issues very seriously. In future, we will continue to review its corporate governance practices from time to time to sustain its commitment to all stakeholders via efficient and transparent operations.

投資者關係

本集團熱切追求高水準的企業管治，為投資者、高級管理層與營運管理層之間建立有效的三方溝通渠道。本集團瞭解業務多元化的綜合企業所獨有的特點和需要，深知單單改善投資者關係並不足恃，同時亦需加強內部溝通，方能將投資界的意見如實向高級管理層及各業務單位反映。我們的最終目標是令股東價值達致穩定的長遠增長。

本集團經常與投資界保持公開對話溝通。一年一度的環球路演於二零零五年四月進行，讓本集團的高級管理層藉機親自接觸歐洲、美國、日本及新加坡的投資者。該環球路演的重點是介紹本集團旗下的飲品業務，讓投資者深入瞭解本集團啤酒業務的最新資料。於二零零五年，高層管理人員聯同來自不同業務單位的主管人員出席超過240次與金融界見面的商務會議，包括單獨面談、實地考察、午餐講座及大型會議等，總共會見約680名分析員和基金經理。

股價表現

二零零五年華潤創業的股價上升至港幣13.85元，升幅達14.0%，較恒生指數的升幅高出9.0%。年內，股份於二零零五年十二月二十二日的收市價更創下港幣14.30元的六年新高，而全年最低收市價則為港幣10.50元。年內華潤創業的市值亦增至港幣309.33億元，升幅達19.9%。

INVESTOR RELATIONS

With a dedication for pursuit of high standards of corporate governance, the Group has put in place a tripartite communication system among investors, senior management and operational management. Understanding the unique features and specific needs of a conglomerate enterprise with different businesses, we appreciate the fact that we cannot just stop at merely to improve investor relations, but also to promote internal communication so as to relay the views of the investment community to the senior management and various business units effectively. Our ultimate goal is to create a steady, long term growth in shareholders' value.

The Group maintains an open dialogue with the investment community. The annual global roadshow in April 2005 provided an excellent opportunity for senior management of the Group to meet with worldwide investors from Europe, the United States, Japan and Singapore. The emphasis was on our beverage division and investors acquired in-depth and latest information of the Group's brewery business. During 2005, top management along with senior management of different business units met with about 680 analysts and fund managers in over 240 meetings including one-on-one meetings, site visits, luncheons as well as conferences arranged by financial institutions.

Share Performance

CRE's share price rose 14.0% to HK$13.85 in 2005, outperforming the Hang Seng Index by 9.0%. During the year, its daily closing share price hit a six-year high of HK$14.30 on 22 December 2005. The lowest closing price was HK$10.50. CRE's market capitalization also grew 19.9% to HK$30,933 million in the year.

華潤創業由二零零一至二零零五年的年終收市價及市值
Year-end closing price and market capitalization of CRE for 2001-2005



港幣
HK$
16
14
12
10
8
6
4
2
港幣：百萬元
HK$: Million
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2001
2002
2003
2004
2005
收市價
Closing price (圖左 LHS)
市值
Market capitalization (圖右 RHS)

資料來源：彭博及本集團提供資料
Source: Bloomberg and company data

派息比率

本集團向來以逐步改善基本現金股息分派比率為目標，一直以來的表現亦不負所望。本集團派發基本現金股息的準則，是要在公司盈利增長帶來的現金與促進未來溢利增長所需的現金之間取得平衡。此外，本集團曾於二零零二及二零零三年出售及重組銀行和建材等非核心資產期間派發特別股息。

Dividend Payout Ratio

The Group has long had a goal of gradually improving its basic cash dividend payout ratio and has continuously delivered upon this goal. We plan to pay basic cash dividends that balance the cash generated from the growth of the company's earnings with the cash needed to fuel future profit growth. In addition, special dividends were distributed in 2002 and 2003 during which the Group's non-core assets in banking and building materials were disposed of and restructured.

二零零一至二零零五年的基本現金股息分派比率
Basic cash dividend payout ratio for 2001-2005



百份比 Percentage (%)
50
40
30
20
10
0
29.3%
32.4%
34.3%
35.8%2
39.5%
2001
2002
2003
2004
2005

附註：1. 附表並不包括於二零零二年派發每股港幣0.25元的特別現金股息，以及於二零零三年以分派實物方式按每十股本公司股份獲派一股華潤水泥控股有限公司股份的比例派發的特別股息。

2. 根據二零零四年年報所列之股東應佔溢利計算。二零零四年股東應佔溢利經以前年度調整而重列後，現金股息分派比率會重列為38.8%。

Notes: 1. The chart has excluded the distribution of a special cash dividend of HK$0.25 per share in 2002 and a special dividend in specie of one share in China Resources Cement Holdings Limited for every ten shares of the Company in 2003.

2. Calculation based on profit attributable to shareholders as reported in the annual report of 2004. Taken into account of prior year adjustments with the profit attributable to shareholders of 2004 restated, the payout ratio shall be restated to 38.8%.

股東回報總額

隨着逐步將業務焦點轉向消費行業、業績表現強勁及不斷提升企業管治水平，過去五年華潤創業股份按股價升幅及將股息再投資計算，股東回報總額達69.8%，遠高於恒生指數及恒生工商分類指數的幅度。二零零五年度的股東回報總額為16.9%，而恒生指數的平均幅度則為8.4%。

Total Shareholder Return

With the gradual re-alignment of our business focus on the consumer sector, robust operating performance and rising corporate governance standard, CRE's shares achieved a total return for shareholders of 69.8% over the past five years, as measured by share price appreciation and reinvested dividend. This is considerably higher than that of the Hang Seng Index and the Hang Seng Commerce & Industry Index. For the year 2005, the total return for shareholders was 16.9%, compared to the average 8.4% of the Hang Seng Index.

二零零一至二零零五年華潤創業股東回報總額相對大市指數的表現
Total shareholder return of CRE relative to market indices for 2001-2005



百份比 Percentage (%)
80
60
40
20
0
-20
-40
-60
69.8%
17.3%
-0.7%
01年1月 Jan-01
02年1月 Jan-02
03年1月 Jan-03
04年1月 Jan-04
05年1月 Jan-05
華潤創業 CRE
恒生指數 Hang Seng Index
恒生工商分類指數 Hang Seng Commerce & Industry Index

資料來源：彭博
Source: Bloomberg


愛心
月餅盒回收
愛心傳城義賣
大行動 2005
多謝大家支持
南亞賑災籌款
unicef

1



2

內部監控

董事會全面負責建立及維持妥善而有效的內部監控制度，以確保業務運作暢順、保障本集團的資產和股東權益及肯定財務報表的可靠性。本集團的內部監控制度包括五大元素：有效的監控環境、風險管理、溝通及資訊系統、具成本效益的監控程序、完善的組織架構以及恰當的監察機制。

在本集團的現行內部管理架構下，監察內部監控制度成效有賴內部審核的工作。本集團的內部審核部門在策劃內部審核工作上著重考慮風險因素，旨在保障企業層面及交易層面均受到適當的內部監控，同時亦審視營運效率和有否遵守規定的政策、程序和當地法例，確保本集團屬下所有業務單位均貫徹良好的商業操守。內部審核主管直接向董事總經理及審核委員會匯報，且可隨時就任何因內部審核工作而引起的問題直接向審核委員會查詢。

董事會透過監察本集團的內部審核部門和審核委員會的工作，定期檢討本集團的內部監控制度。審核委員會定期與高級管理層、公司內部及外聘的核數師會面，並於適當時候就加強監控向董事會提供建議。

根據截至二零零五年十二月三十一日止年度的評估結果，董事會已檢討並信納本集團的現行內部監控制度行之有效。

INTERNAL CONTROL

It is the overall responsibility of the Board to establish and maintain a sound and effective internal control system to ensure the smooth running of the operations, safeguard the Group's assets and shareholders' interest as well as ensure the reliability of financial statements. Our internal control system includes five key elements, the existence of an effective control environment, risk management, communication and information system, cost effective control process, adequate organization structure, and proper monitoring mechanism.

On the current internal control framework of our Group, internal audit plays a key role in monitoring the effectiveness of our internal control system. The Group's internal audit department adopts a risk-based approach in planning its internal audit activities. It aims to ensure proper internal controls are in place, both at the entity level as well as the transaction level. It also examines the operation's efficiency and compliance with the prescribed policies, procedures and local laws to make sure good business practices are applied consistently for all business units within the Group. The Head of Internal Audit reports directly to both the Managing Director and the Audit Committee, and is free to consult directly the Audit Committee on any issues that arise as a result of the internal audit activities.

The Board conducts regular reviews of the Group's internal control system through monitoring the activities of the Group's internal audit department and the Audit Committee. The Audit Committee meets with the senior management, internal and external auditors on a regular basis and makes recommendations wherever appropriate to the Board for control enhancement.

Based on the assessment for the year ended 31 December 2005, the Board has reviewed and is satisfied with the effectiveness of Group's current internal control system in place.


雪花啤酒希望小学

3

1 *獲香港超市業務鼎力支持的慈善活動宣傳海報*
Posters of charity event supported by our supermarket operation

2 *與義務工作發展局合辦的「愛心慈善義賣大行動」開幕儀式*
Launching ceremony for a charity program of our supermarket operation co-organized with the Agency for Volunteer Service

3 *雪花啤酒贊助興辦內地小學「南伊鄉雪花啤酒希望小學」*
SNOW offered sponsorship to the development of a mainland primary school

社會責任

本集團堅信履行社會責任是公司邁步向前的必備條件。董事會認為本集團有責任回饋社會，而各業務單位同時亦須爭取佳績，維護股東利益。

本集團透過改善普羅大眾的生活質素來維繫強大的社會凝聚力。過去一年本集團及旗下業務單位積極參與多項社會公益活動。例如旗下的香港超市業務就與公益金、義務工作發展局及其他慈善團體合作舉辦多項全港性的籌款活動，為弱勢社群提供經濟援助。而國內華東超市業務的員工更組織了一支義工隊伍援助坊眾，自二零零五年初成立至今，該支義工隊伍已先後探訪安老院、孤兒院和醫院等機構。飲品業務單位亦籌辦一項全年進行名為「雪花啤酒．勇闖天涯」的活動，夥拍美國的探索頻道（Discovery Channel）製作了一套紀錄片，介紹位於西藏自治區東南部的雅魯藏布大峽谷的壯麗景色，同時間進行籌款慷慨捐輸資助該處的偏遠山區興辦小學，讓當地學童有機會接受正式教育。食品業務單位也大力贊助樂施會的「毅行者」活動。而香港零售業務部門屬下的中藝則捐出一件精緻藝術品拍賣，收入撥作慈善用途。

本集團屬下所有業務單位均嚴守保護環境、珍惜大自然的原則。本集團對社會所盡的義務正好反映本集團的價值觀和信念，足見本集團是一家致力為大眾創造美好生活的企業。

SOCIAL RESPONSIBILITY

The Group sternly believes that compliance to its corporate social responsibility is most imperative to the growth of the company as a whole. We consider ourselves accountable for making contribution to our society, whilst at the same time operational excellence must be attained at all our business units in securing interests of our shareholders.

The Group works towards the bonding of a strong community through improving the quality of life for the people at large. We have participated keenly in various social responsibility projects in the past year. To cite a few examples, our supermarket operation in Hong Kong worked closely with the Community Chest, the Agency for Volunteer Service and other charitable funds, launching a number of territory-wide fund raising campaigns, and provided financial assistance to the underprivileged groups in our society. Staff from our supermarket operation in eastern China formed a team of volunteer workers offering aids to community groups in the neighbourhood. Ever since its formation in early 2005, the team has made visits to elderly homes, orphanages and hospitals. Our beverage operation has also launched a yearlong project called "The Great Expedition with SNOW （雪花啤酒．勇闖天涯）", at which we worked in partnership with the US Discovery Channel to produce a documentary on the adventure in admiring the marvelous nature of Yarlung Zangbo Daxiagu（雅魯藏布大峽谷）, a canyon located in the south-eastern part of the Tibet Autonomous Region. At the same time, generous donations were made in financing the running of primary schools in these remote mountain areas, giving school children there a chance to receive proper education. Our food operation offered material sponsorship to Oxfam's annual "Trailwalker" event and Chinese Arts & Crafts under our Hong Kong retail operation put up an exquisite art item to auction for a charitable cause.

All business units of the Group adhere strictly to the principle of protecting our environment and preserving our nature. The Group's obligations towards our society are the best illustration of our values and beliefs, that we are a corporation bringing a better life for all.

前景

過去數年本集團一直實行轉型策略，逐步重新制訂業務組合，專注經營核心消費業務，並於二零零五年再度取得進展。本集團來自核心業務，包括零售、食品、飲品及紡織的收入穩步增長，顯示在各個領域的市場佔有率亦有所擴大。品牌的滲透率與日俱增，價值亦隨之提高，尤以啤酒產品和零售連鎖店為然。此外，出售非核心資產的速度經已加快。加上在嚴格控制成本和提升效率配合下，本集團去年盈利刷新紀錄。業績在相當程度反映本集團轉攻消費相關業務的策略已初步取得成果。

繼中國大陸於二零零四年底撤銷對外資經營零售業務的限制後，外資經營商都加快開店步伐和積極進行收購，令內地超市業務的競爭轉趨白熱化。然而，理想的同店增長和有效的控制成本措施促使本集團超市業務去年的表現大為改善。不斷重塑店舖業態令本集團的風格與其競爭對手截然不同，逐步提升經營核心業務的實力。與此同時，本集團將貫徹與新收購公司，如蘇果及慈客隆等的整合計劃，藉此促進統一管理所產生的協同效應及增加跟供應商議價的能力。於決定集中資源經營利潤較豐厚的時尚品牌業務和整頓香港的百貨店業務後，其他零售業務取得令人滿意的表現。本集團在調配資源上將繼續採取審慎態度。

飲品業務於二零零五年的盈利增長速度是近年之冠。此情況不僅反映內地啤酒消耗量有所增長，亦足證本集團在市場整合和推廣品牌上實力非凡。本集團的全國品牌「雪花」啤酒表現尤其令人鼓舞，去年銷量激增47%，有機會成為中國最暢銷的單一品牌。過去十年間，本集團的飲品業務已迅速擴展市場地域分佈和市場佔有率。我們積極改善營運效率，目標是以盈利能力推動未來增長。本集團將繼續加強在現有地區的影響力，務求取得區域主導地位。擴展業務範圍至新目標地區，如華南地區等將是一個循序漸進的過程，必須審慎部署。

由於經濟增長，加上公眾憂慮禽流感疫症爆發而減少食用禽鳥，改食紅肉，令本集團的牲畜經銷業務從中受惠。長遠而言，當局將會進一步立法加強食品安全，預料此舉將令本集團在內地的肉類加工業務大有可為。此外，以「五豐」為品牌的綜合食品經銷業務在香港迅速增長，成為推動本集團食品加工及經銷業務發展的新動力。

PROSPECTS

Over the last several years, the Group has executed a strategically planned transformation — steadily reconfiguring our portfolio of business to focus on the core consumer businesses. Further progress was made in 2005. We stretched our market presence in the core businesses including retail, food, beverage and textile, as reflected by their steady revenue growth. Brand value has been built, notably in our beer products and retail chains, as penetration deepens. In addition, the disposal of non-core assets has accelerated. Coupled with our disciplined cost management and improved efficiency, the Group reported record earnings last year. To a large extent, the results also indicate the initial success of our transformation to focus on consumer-related businesses.

Following the lifting of the restrictions on foreign investment in retailing in the end of 2004, competition in supermarket business in the Chinese Mainland has heated up as foreign operators fastened their store opening pace and acquisitions. Nevertheless, there were considerable improvements in our supermarket operation last year driven by same store growth and measures to control costs. Ongoing store format remodeling will continue to further distinguish us from competitors and gradually build up our core competence. Concurrently, we will push ahead the integration with acquired companies such as Suguo and Cikelong so as to promote the synergies derived from centralized management and enhanced bargaining power over suppliers. Other retail operations have performed satisfactorily following the decisions to concentrate resources on comparatively more profitable fashion brands and realign the department store business in Hong Kong. The Group will continue to take a prudent approach in capital allocation.

The profitability growth of our beverage operation in 2005 was its fastest in recent years. This reflected not only the growth in mainland beer consumption but also our strength in market consolidation and brand marketing. The development of our national brand, SNOW, is particularly encouraging with a sales volume increase of 47% last year and it has probably become the largest single beer brand in China in terms of sales volume. Over the past ten years, our beverage operation has been rapidly building up geographical coverage and market share. We are now targeting profitability as driver for future growth through improvement in operational efficiency. We will continue to strengthen our presence in the existing districts to attain regional dominance. Our expansion into new catchments, such as the southern region, will be a scalable yet cautious process.

The Group's livestock distribution business will benefit from the economic growth and a consumption shift from poultry to red meats because of health concern against fear of an avian flu pandemic. Over the long term, food safety will be further promulgated and this is expected to improve the prospects of our meat processing projects in the mainland. In addition, general food distribution under the "Ng Fung" brand has been growing fast in Hong Kong and is becoming a new driver for our food processing and distribution business.

中國的紡織業於撤銷配額制度之後迅速增長。除了海外市場的需求外，國內人民的可支配收入持續增加亦刺激本地市場對紡織品及成衣產品的需求。紡織業務經過技術改良之後轉而生產較高檔的紗線和布料，現集中以牛仔休閒服主導成衣出口。石油及相關產品經銷業務因油價上升而得益。雖然油價仍然波動，但本集團投資於收入穩定增長的內地管道燃氣項目，有助加強該業務的盈利基礎。

China's textile industry has grown rapidly in the post-quota era. Apart from overseas demand, continued increase in disposable income has also stimulated domestic consumption of textile and apparel products. Our textile operation is producing higher end yarns and fabrics through technology upgrade and is targeting denim casual wears to lead garment export. Our petroleum and related products distribution business has benefited from the rising oil prices. Although oil prices would remain volatile, the operation's earnings base has been strengthened through investment in mainland piped-gas projects which provide steady and growing income.

於宣佈即將推行的「十一五計劃」時，中央政府強調工作目標是提高人民生活水平和追求更均衡發展的增長模式，刺激國內需求。隨着經濟強勁增長和近期人民幣升值，內地消費市場的發展前景更為樂觀。香港方面，經濟已重現生機，失業率持續回落，工資亦逐步調升。雖然油價攀升和連番加息對經濟的影響尚未完全反映出來，但本集團已定下對策。本集團已透過轉型為一間消費公司，為持續增長奠定基礎，進一步加強本身的能耐和領導地位。本集團秉承提高股東價值和加強企業管治的宗旨，期待與股東分享更美滿的成果。

In the upcoming five-year economic program, the 11th Five-Year Plan, the central government emphasized on the improvement of living standards and the pursuit of a more balanced growth model in favor of domestic consumption. In tandem with its robust economic growth and the recent revaluation of the Renminbi, the mainland domestic consumer market has promising prospects. In Hong Kong, the economy has gradually regained its strength and vibrancy. There has been continuous improvement in unemployment rate and gradual increase in wages. Although the effect of higher oil prices and successive interest hikes on the economies has not yet been fully reflected, our strategy is in place. We have crafted platforms for sustainable growth through our transformation into a consumer company. We will further strengthen our talent and leadership. With our commitment to shareholders' value and corporate governance, the Group looks forward to enjoying greater success with you.

致謝

自二零零五年以來，本公司的董事會及高級管理層出現若干變動。鍾義先生於二零零五年六月自董事會退任，而鄭慕智先生則於二零零五年十一月獲委任為獨立非執行董事。於二零零六年三月，喬世波先生及閻飈先生調任非執行董事，以便接任華潤（集團）有限公司的新任務及職責；王帥廷先生獲委任為非執行董事；而王群先生、劉百成先生及鄺文謙先生則獲擢升為副董事總經理；另劉健成先生及朱丹先生獲擢升為副總經理。

喬世波先生、閻飈先生及鍾義先生於出任執行董事期間貢獻良多，本人謹代表董事會衷心致謝，同時歡迎鄭慕智先生及王帥廷先生加入董事會，並恭賀王群先生、劉百成先生、鄺文謙先生、劉健成先生及朱丹先生榮升新職。本人謹此向盡忠職守的員工和鼎力支持的股東表達衷心謝意。

APPRECIATION

Since 2005, the Company has seen some changes to its Board composition and senior management team. Mr. Zhong Yi retired from the Board in June 2005 and Mr. Cheng Mo Chi was appointed Independent Non-Executive Director in November 2005. In March 2006, Mr. Qiao Shibo and Mr. Yan Biao were re-designated as Non-Executive Directors to take on new assignments and responsibilities with China Resources (Holdings) Company Limited, Mr. Wang Shuaiting was appointed Non-Executive Director, while Mr. Wang Qun, Mr. Lau Pak Shing and Mr. Kwong Man Him were promoted to be Deputy Managing Directors and Mr. Lau Kin Shing, Charles and Mr. Zhu Dan were promoted to be Vice Presidents.

On behalf of the Board of Directors, I would like to express our sincere thanks for the contributions of Mr. Qiao Shibo, Mr. Yan Biao and Mr. Zhong Yi as Executive Directors, to extend a warm welcome to Mr. Cheng Mo Chi and Mr. Wang Shuaiting, and to congratulate Mr. Wang Qun, Mr. Lau Pak Shing, Mr. Kwong Man Him, Mr. Lau Kin Shing, Charles and Mr. Zhu Dan on their promotions. I would also like to take the opportunity to express my earnest gratitude to a team of devoted staff for their outstanding performance and to our shareholders for their strong support.

主席
宋林
香港，二零零六年四月六日

SONG LIN
Chairman
Hong Kong, 6 April 2006



Management Discussion and Analysis


Reap in joy!
受豐盛收穫
THOMAS

We attain market recognition!

我們深受市場肯定


Cake

零售
Retail

		二零零五年 2005 港幣百萬元 HK$ million	二零零四年(重列) 2004(Restated) 港幣百萬元 HK$ million	轉變 Change (%)
營業額	Turnover	**16,202**	13,898	+17
應佔溢利	Attributable profit	**107**	52	+105
未計利息、稅項、折舊及攤銷前盈利	EBITDA	**756**	627	+20
資本開支及新收購項目	Capital expenditure and new acquisitions	**1,438**	1,358	+6



本集團的零售業務主要由以下三類業務模式組成：（1）超級市場及物流；（2）在中國內地的品牌時尚產品經銷業務及（3）其他零售店業務。

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

二零零五年本集團零售業務在擴大經營規模的同時，盈利能力亦取得令人鼓舞的進展。營業額達港幣16,202,500,000元，較二零零四年增長16.6%。應佔溢利達港幣107,200,000元，較二零零四年增長105.3%。

In 2005, the Group's retail division recorded encouraging improvement in profitability on expanded business scale. Turnover reached HK$16,202.5 million, representing an increase of 16.6% over 2004. Attributable profit was HK$107.2 million, representing an increase of 105.3% over 2004.

年內中國內地的經濟繼續強勁增長。根據國家統計局公佈二零零五年的國內人均生產總值按年增長9.9%。中國內地城鎮居民可支配收入穩步上升，改善了居民的生活水平，並提高了居民消費力，尤其是經濟發達城市及周邊地區。中央政府致力推動內部消費，希望有助經濟均衡發展，預料將可刺激零售市道轉旺。商務部預測零售消費會繼續增長，預測未來五年零售數字每年增加約11%。本集團的消費業務將會受惠。

The pace of economic growth continued to be robust in the Chinese Mainland throughout the year. According to the National Bureau of Statistics, a 9.9% year-on-year growth rate for GDP was attained in 2005. Urban residents in the Chinese Mainland, especially those living in affluent cities and the surrounding areas, enjoyed higher living standards and therefore stronger spending power as their disposable income increased steadily. A sturdy trend in retail sales is anticipated as the government tries to promote consumption to help rebalance the economy. Higher consumer spending level is predicted by the Ministry of Commerce, and retail sales are forecast to grow by about 11% annually for the next 5 years. The Group's consumer businesses as a whole will benefit.

零售業務營業額之明細
Breakdown of turnover of retail business



港幣百萬元
HK$ million
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2004
2005
11,941
14,132
1,141
1,398
816
672
超級市場及物流
Supermarket and logistics
品牌時尚產品經銷
Brand-fashion distribution
其他零售店
Other retail stores

香港方面，由於出口銷售總值顯著增加，與中國內地之間的貿易往來頻繁，以及個人消費開支恢復增長，令本港的經濟表現較預期理想，二零零五年的本地人均生產總值增長7.3%。雖然面對利率趨升及物業市場於二零零五年最後一季出現整合等情況，消費者的態度轉趨審慎，但就業率有所改善及家庭收入普遍增加，消費意欲不致受到打擊。加上訪港旅客人數持續上升，香港零售業可望繼續穩步增長。

In Hong Kong, as a result of a remarkable increase in export sales, strong trade flows with the Chinese Mainland and the resilient growth in private consumption expenditure, the local economy performance has surpassed expectation with a 7.3% GDP growth registered in 2005. Although consumers turned more cautious with interest rate rises and the property market consolidated in the last quarter of 2005, overall market sentiment remains positive with improving employment rate and a general rise in household income. As visitor arrivals keep rising, the retail industry in Hong Kong is anticipated to move ahead with steady growth.

超級市場及物流

二零零五年超級市場及物流業務的營業額為港幣14,132,400,000元，較二零零四年增長18.4%。二零零五年的應佔溢利為港幣54,200,000元，而二零零四年則虧損港幣7,000,000元。

Supermarket and Logistics

Turnover of the supermarket and logistics operation for 2005 was HK$14,132.4 million, representing an increase of 18.4% over 2004. Attributable profit for 2005 amounted to HK$54.2 million, compared to a loss of HK$7.0 million for 2004.





本集團推行的強化區域市場的策略在二零零五年內漸見成效。我們積極鞏固其現有地區網絡，務求加強本身在各主要市場的競爭能力。通過按計劃開設店鋪、邀請特許經營店舖加盟及收購具有戰略價值的連鎖店，令新增門店面積逐步增加，穩健地拓展零售網絡，爭取擴大目標市場的佔有率。本集團現時透過三家附屬集團公司經營超市業務，包括華潤萬家有限公司（「華潤萬家」）、蘇果超市有限公司（「蘇果」）及華潤萬家（香港）有限公司。於二零零五年十二月底，本集團在香港及中國內地共經營約2,100間店舖，其中44%是直接經營，其餘則為特許經營。店舖業態大致分為大型超市、綜合超市、標準超市以及便利店。二零零五年的營業額來自不同區域，其中華東佔45.4%，華南佔29.4%，香港佔16.1%， 華中佔3.4%，而華北則佔5.7%。

2005 saw the division's rationalization strategies taking shape. The Group sought to advance its competitiveness in key markets by strengthening its existing regional networks. Progressive increase in new sales floor areas was achieved through new store openings, line-up with franchised stores and tactical chain store acquisitions. We strategically expanded the retail networks to achieve market share growth in target regions. The Group currently operates its supermarket business through three subsidiary groups, namely, China Resources Vanguard Co., Ltd. ("CR Vanguard") 華潤萬家有限公司, Suguo Supermarket Co., Ltd. ("Suguo") 蘇果超市有限公司 and China Resources Vanguard (Hong Kong) Company Limited. At the end of December 2005, the Group operated a total of approximately 2,100 stores in Hong Kong and the Chinese Mainland, of which 44% were self-operated and the rest were franchised stores. Major store formats are hypermarkets, superstores, supermarkets and convenience stores. In terms of geographical contribution, Eastern China, Southern China, Hong Kong, Central China and Northern China respectively accounted for 45.4%, 29.4%, 16.1%, 3.4% and 5.7% of the division's turnover in 2005.

自中國零售業於二零零四年十二月全面開放予外商投資後，市場競爭日益加劇。為提升企業的核心競爭力，本集團一方面逐步結束表現欠佳的店舖，另一方面繼續努力改善同店增長率。致力加強生鮮商品經營，採取有效的市場推廣和促銷活動，帶旺店舖人流，增強商品組合以更切合當地顧客喜好和消費習慣；完善營運流程和管理體系，合理控制成本，提高營運效率；優化整合供應鏈，及時推出適銷商品；加強人才的培訓和引進，提升管理水平和專業技能；循序分批翻新舖面、革新業態及改善店內陳列，提升公司品牌價值和店舖盈利能力。

Market competition has become increasingly intense since the full open-up of China's retail sector to foreign investors in December 2004. To foster our core competence, the Group closed down non-performing stores while continuously improved same store growth. Efforts were made to enhance the fresh produce operations, to implement business promotion activities to increase shopper flows, to enhance merchandise mix, category and assortment management to cater for local preferences and consumption trends. Productivity and cost control initiatives also helped streamline key processes and drove down costs. Enhanced inventory systems with stronger supplier links enabled timely delivery of stock items as and when needed. Staff training and development with higher caliber recruits elevated the professional management standards and skill sets for more value-added customer services. Scheduled store facelifts in stages, store reformats as well as revamp of store displays further promoted the corporate brand and store profitability.

經營規模擴大和內地整體同店增長率達5.9%是二零零五年營業額上升的主要動力。與此同時，採購商品金額也相應增加，增強了與供應商的議價條件。來自供應商的收益（包括通道費收入和進貨返利收入），有助改善整體經營業績。二零零五年未計利息、稅項、折舊及攤銷前綜合盈利（「EBITDA」）達港幣576,200,000元，較二零零四年增長54.2%。

Turnover growth in 2005 was mainly driven by rapid store openings together with an overall same store growth of 5.9% in the Chinese Mainland, which also resulted in improved procurement conditions that gave us greater bargaining power in negotiations with suppliers. The increase in payments from suppliers, which included incentives, store display and promotion income, helped improve the overall operating results. Consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") for 2005 amounted to HK$576.2 million, representing a 54.2% growth over 2004.





華東地區於二零零五年繼續維持良好的發展勢頭，同店增長率達7.9%。本集團採取多業態組合及密集佈點等低成本高效益的快速擴張策略。蘇果在南京地區始終穩佔50%以上的市場佔有率。多年來蘇果採取差異化經營、個性化服務和加強媒體廣告的營銷策略，在品牌形象、商品結構、生鮮商品等方面取得突破，客流量和客單價都取得增長，從而提升了銷售額，純利也錄得理想增長。蘇果於二零零五年最後4個月加快開店速度，先後開設9間購物廣場（此乃蘇果的嶄新業態）。連同在南京以外地區購入的17間特許經營店，蘇果已成功將零售及分銷網絡向外擴張至南京以外鄰近地區，藉此再提高市場佔有率。

The Eastern China operation continued its business momentum in 2005 with a satisfactory same store growth of 7.9% recorded. The Group adopted a structured approach of multi-formats and clustering of stores as a cost effective, rapid growth strategy. Suguo successfully maintained its market share of more than 50% in Nanjing. Over the years, it has developed a unique business strategy adapted locally that focused on brand image, enhanced product mix and fresh produce. Increase in both shopper flows and average customer receipts led to a substantial improvement in turnover as well as profitability. The last 4 months of 2005 was marked by rapid opening of 9 hypermarkets, a new store format for Suguo. These, together with the acquisition of 17 franchised stores outside Nanjing, has extended Suguo's retail and distribution network in the Nanjing nearby areas, resulting in an increase in market share.

華南地區在翻新店面和整合供應鏈等方面取得成效，大型超市和綜合超市的同店增長率分別達4.2%和30.5%。標準超市通過調整商品結構和經營策略，令邊際利潤顯著回升。二零零五年的淨虧損已較二零零四年減少。然而，部份舊標準超市的盈利能力仍未如理想。位於東莞市之全新Lifestyle Store有待與當地顧客的磨合及自身調整，表現尚待改善。

In Southern China, store facelifts and better supply chain management delivered results. Same store growth of hypermarkets and superstores reached 4.2% and 30.5% respectively. Significant margin improvement was achieved through enrichment in merchandise mix and responsive business strategies. Net loss for 2005 was reduced as compared to 2004. However, profitability of some existing supermarkets was still not satisfactory. The new lifestyle store in Dongguan was now in the process of fine-tuning performance and reformatting for more promising results.

華北地區的營業額增加13.9%，主要來自天津收購店舖和新開店舖。然而，部分位於大城市的舊店舖面對多家實力較強外資零售營辦商的劇烈競爭，導致淨虧損有所增加。本集團將對舊店和天津新收購的供應鏈進行整合，加強生鮮商品經營，進一步提升店鋪的銷售額和盈利能力。

The 13.9% turnover growth in Northern China was mainly attributable to the acquisition of Tianjin stores and new store openings. However, net loss worsened due to the fact that certain existing stores in the major cities in the region were facing head-on competition with foreign retail operators. Rationalization of existing stores and the newly acquired Tianjin supply chains, together with a boost in fresh produce operations, is anticipated to improve stores sales and profitability.

超市業務營業額地區分佈之明細
Geographical turnover breakdown of the supermarket business


4%
6%
16%
2005
45%
29%
2%
6%
19%
2004
42%
31%
華東
Eastern China
華南
Southern China
香港
Hong Kong
華中
Central China
華北
Northern China




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香港地區面對本地主要對手日益嚴峻的競爭壓力。為確保邊際利潤，本集團審慎監察市場給予顧客的折價優惠。然而，營運成本上升、租金上漲和店舖裝修均導致二零零五年的經營溢利下降。隨着本港重現消費意欲、零售業銷售持續增長及市場對優質倉儲的需求日形殷切，中期至長遠而言有利於香港業務的發展。

The Hong Kong operation faced tougher competition from major local market players. To secure margins, the Group cautiously monitored the market concessions offered to customers. However, higher running costs, rental increases and store conversion costs resulted in a lower operating profit for 2005. With the solid revival of domestic consumption expenditure, sustainable retail sales growth and growing demand for quality warehouse space, the Hong Kong operation will benefit in the medium to long term.

本集團有策略地增持華潤萬家及蘇果的股權分別至100%及85%，進一步統一管理職能、減低行政費用、提高各類店舖業態所產生的協同效應和鞏固旗下超市及物流業務的市場地位。此外，本集團於二零零五年九月就收購浙江慈客隆超市有限公司100%權益而訂立協議，交易已於二零零五年十二月完成。此舉將可提高本集團在寧波（華東地區）的市場佔有率，而於二零零五年九月完成收購天津某超市連鎖集團的主要資產則可再進一步鞏固本集團在華北地區的市場佔有率，以便本集團在上述地區進行業務整合。

The strategic move of increasing the Group's equity stakes in CR Vanguard to 100% and Suguo to 85% helped centralize management functions, drive down administrative costs, enhance synergies from multiple store formats and strengthen our positioning in the supermarket and logistics operation. Moreover, an agreement was reached in September 2005 to acquire 100% interest in Zhejiang Cikelong Supermarket Company Limited 浙江慈客隆超市有限公司, which was later completed in December 2005. This will extend our market presence in Ningbo, Eastern China. With a major asset acquisition of a supermarket chain in Tianjin accomplished in September 2005, the Group's market share further strengthened in Northern China. This will facilitate our integration in the area.

本集團將與市場趨勢一致，透過開設新店及經營範圍伸延至二級城市，專注發展大型超市和綜合超市。本集團亦銳意物色配套完善的城市開設標準超市，為發展超市業務奠定基礎。

In line with the current market trend, the Group will focus on the development of hypermarkets and superstores through new store openings and moving into second tier cities. We will also emphasize standard-sized supermarkets in selected developed cities and carve out a better niche for supermarkets.

品牌時尚產品經銷

二零零五年品牌時尚產品經銷的營業額為港幣1,397,800,000元，較二零零四年增長22.5%。二零零五年本業務的應佔溢利為港幣14,100,000元，較二零零四年減少54.6%。

Brand-fashion Distribution

Turnover of the brand-fashion distribution segment for 2005 was HK$1,397.8 million, an increase of 22.5% over 2004. Attributable profit for 2005 amounted to HK$14.1 million, a 54.6% decrease over 2004.

於二零零五年十二月底，本集團在中國內地指定城市透過約770間自營及特許經營店，經銷10個國際品牌產品。

As at the end of December 2005, the Group distributed 10 international brands through approximately 770 self-operated and franchised stores in designated cities throughout the Chinese Mainland.

「Esprit」品牌持續錄得強勁的營業額增長，達30.6%。自營店的同店增長率達9.1%，而特許經營店亦取得滿意增長。由於產品設計迎合顧客需求、售價具競爭力、積極進行業務推廣及店舖選址正確，二零零五年該品牌的盈利增長達12.8%。

A consistent strong turnover growth of 30.6% in respect of the "Esprit" brand was recorded. Self-operated stores achieved a same store growth of 9.1%, while franchised stores also grew at a satisfactory rate. Through product designs that matched customer demand trends, competitive pricing, active business promotions and the right choices of stores at prime locations, the brand's profitability recorded a 12.8% increase in 2005.


華潤堂
CRcare



受到二零零五年最後一季品牌重整的影響，部份品牌經銷合約已經終止。隨着門店關閉，對若干店鋪裝修、傢具設備、存貨及問題賬款等資產進行撥備，因而導致本年整體盈利較二零零四年有所下降。

本集團將繼續檢討現有的品牌組合，不斷引入新品牌，以及加強本身的經銷網絡和提升經營成本效益，冀能在急速增長的內地消費市場抓緊發展機遇。

其他零售店

二零零五年其他零售店業務的營業額為港幣672,300,000元，較二零零四年下跌17.6%。二零零五年的應佔溢利為港幣38,900,000元，較二零零四年增長37.5%。

於二零零五年十二月底，本集團在香港經營的連鎖零售店包括5間中藝和34間華潤堂。

營業額整體下降主要是由於分別位於黃埔及軒尼詩道的華潤百貨店鋪相繼於二零零五年四月及二零零四年五月結業所致。然而，透過商品組合的合理調整，銷售定價策略的有效運用，品牌形象的重塑，中藝及華潤堂本年度的邊際毛利率得以改善。由去年開始華潤堂店鋪已成功從店中店的模式轉型為獨立店，並取得較好盈利表現。

然而，受到租金水平大幅上漲及個別大型商場調整店鋪組合的影響，租賃陸續到期的若干店鋪將面臨加租或搬遷。本集團通過合理的店鋪資源分佈減低影響，整體盈利仍取得顯著提升。

近年港人對健康日益關注，令保健食品和傳統中藥市場出現激烈競爭。華潤堂積極開發蟲草和燕窩等自有品牌商品提升市場知名度，豐富商品組合，以及加強與供應商的關係，爭取獨家經銷超值產品。

However, a refocus of brands in the last quarter of 2005 led to some of the brand distribution contracts terminated. A number of store closures resulted in the write-off of the related leasehold improvement, furniture and fixtures, stocks and some of the problem debts. These altogether gave rise to an overall lower profitability over 2004.

The Group will continue to review its current brand portfolio, introduce new brands, strengthen its distribution network and improve operating cost efficiency in capitalizing on the business opportunities that arise within the fast growing consumer market in the Chinese Mainland.

Other Retail Stores

Turnover of the other retail stores segment for 2005 was HK$672.3 million, representing a decrease of 17.6% over 2004. Attributable profit for 2005 was HK$38.9 million, an increase of 37.5% over 2004.

As at the end of December 2005, the Group's chain of retail stores in Hong Kong consisted of 5 Chinese Arts & Crafts 中藝 stores and 34 CR Care 華潤堂 stores.

Overall decline in turnover was primarily due to the successive closure of CRC Department Stores in Whampoa in April 2005 and on the Hennessy Road in May 2004. Nevertheless, through ongoing product mix enrichment, effective pricing and niche creation, gross margins were improved for both the Chinese Arts & Crafts 中藝 stores and CR Care 華潤堂 stores during the year. There was also a successful re-branding of the CR Care 華潤堂 stores since last year from its former store-in-store format to a stand-alone format which has enhanced its overall profitability.

However, with a general increase in rental and tenant portfolio changes for higher rents, particularly experienced in prestigious shopping malls, tenancies of certain stores were not renewable upon expiry and they had to be relocated. The Group tactfully reallocated resources and reported an overall increase in profitability.

Rising health awareness amongst the local community has triggered keen competition in the markets for health food and traditional Chinese medicine in recent years. CR Care 華潤堂 stores strive continuously to develop its own brands in areas such as cordyceps 蟲草 and bird's nests for better market recognition, to enrich product portfolio and to promote suppliers' relationship that facilitates exclusive dealings of value-for-money products.


We serve our best!
我們維持最佳表現

飲品
Beverage

		二零零五年 2005 港幣百萬元 HK$ million	二零零四年(重列) 2004(Restated) 港幣百萬元 HK$ million	轉變 Change (%)
營業額	Turnover	**6,855**	5,079	+35
應佔溢利	Attributable profit	**136**	104	+30
未計利息、稅項、折舊及攤銷前盈利	EBITDA	**1,056**	888	+19
資本開支及新收購項目	Capital expenditure and new acquisitions	**841**	1,432	-41


SNOW

飲品業務之營業額及應佔溢利分別為港幣6,854,600,000元及港幣135,800,000元，分別較二零零四年增長34.9%及30.5%。

二零零五年的啤酒銷量上升26.0%至約3,948,000千升。通常最後一季銷量較低，但今年第四季度啤酒銷量卻異常凌厲，較上一季增長17.7%。二零零五年現有啤酒廠的整體銷量自然增長為15.0%，其中以四川、遼寧、哈爾濱、湖北及安徽的增幅尤其顯著。

於回顧年度，隨着消費者的口味普遍由品質較次的廉價啤酒轉向講究時尚的高檔啤酒，本集團不斷改良大部份地區的產品銷售搭配，促使平均售價上升6.8%。為了改善物流效益和推出嶄新的高檔品種，銷售及經銷渠道均作出了合理化調整，特別強調了零售商和批發商所起之作用。由於本集團依循開發高價品種的發展路向，白米、酒花、玻璃、經改良專用的可回收容器及包裝物料等商品面對的成本壓力愈趨顯著，加上勞工及能源成本上漲，每千升的平均生產成本較二零零四年上升約5.9%。在生產效率、成本控制及設施提升各方面均見持續改善下，二零零五年的整體毛利率在競爭激烈的環境中仍能取得滿意的表現，達33.0%。

The beverage division reported turnover and attributable profit of HK$6,854.6 million and HK$135.8 million respectively, representing a corresponding increase of 34.9% and 30.5% over 2004.

Sales volume of beer rose by 26.0% to approximately 3,948,000 kiloliters for 2005. Volume performance was exceptionally strong in the usual low months during the last quarter of the year, with a quarter-on-quarter growth of 17.7% recorded. Overall organic growth of sales volume in existing breweries was 15.0% for 2005, with notable increases in Sichuan, Liaoning, Harbin, Hubei and Anhui.

For the year under review, a modest net average price rise of 6.8% was delivered through continuous sales mix improvement in most of the regions as consumers generally traded up from lower quality, cheap beer to modernized mainstream and premium beer. To enhance logistics efficiency and develop new, premium brands, sales and distribution channels were rationalized with particular emphasis on both retailers and wholesalers. Cost pressures were significant in commodities like rice, hops, glass, upgraded returnable containers and packaging materials as we moved on to more valuable brands. Coupled with increases in labor and energy costs, the average production cost per kiloliter rose by about 5.9% over 2004. With continuous improvement in production efficiency, cost management and facilities upgrade, the overall gross margin rose to 33.0% in 2005 in a competitive environment.





二零零五年兩間新近購入的主要啤酒廠表現亦有改善。江蘇啤酒廠積極推廣「雪花」及當地的高檔品種，並實施大規模的節約成本措施。然而，由於銷售組合轉向高檔品種，銷售渠道的合理化調整尚未取得成果，以致全年的銷量較預期為低。對比二零零四年第四季度，浙江啤酒廠錄得5.1%溫和銷量增長。該兩間啤酒廠於二零零五年均錄得溢利。

2005 also saw general improvement in the two major newly acquired breweries. For the Jiangsu brewery, "SNOW" was actively promoted with the premium local brands and major cost saving measures were implemented. Nevertheless, with a change in sales mix to more premium brands, the rationalization of sales channels was yet delivering full results and the Jiangsu brewery reported a lower sales volume than expected. For the Zhejiang brewery, there was a modest comparable sales volume growth of 5.1% over 2004. Both breweries were profitable for 2005.

由於專注品牌效應的市場及分銷策略奏效，本集團行銷全國的「雪花」品牌（包括Shenyang啤酒）於二零零五年迅速增長，回顧年度的銷量增至約1,583,000千升，較二零零四年的1,074,000千升增長47.4%。

Our national brand "SNOW", including the Shenyang beer, was growing fast in 2005 through focused brand marketing and distribution initiatives. Its sales volume for the year under review increased by 47.4%, to approximately 1,583,000 kiloliters, compared to about 1,074,000 kiloliters in 2004.

截至二零零五年底，本集團經營近40間啤酒廠，年產量約為5,800,000千升。去年收購分別位於安徽及湖北的兩家啤酒廠。為了進一步鏈接遼寧和華北區域，提升具有高增長潛力的環渤海區的市場份額，本集團於二零零五年十二月底收購了秦皇島一間啤酒廠，經改良後的產能可達每年120,000千升。本集團就「雪花」製訂的全國性策略是以審慎態度將產品銷路擴展至華南地區，而本集團最近收購福建泉州清源啤酒有限公司85%權益即為此策略的部份安排。本集團借助泉州的優勢來鞏固本身在區內的市場地位，期望在區內奠定穩固根基，以便日後進一步發展。本集團位於東莞的新建廠房已於二零零六年初展開試產，第一期的產能約為150,000千升。

At the end of 2005, the Group operated nearly 40 breweries with an annual production capacity of approximately 5.8 million kiloliters. Two breweries in Anhui and Hubei provinces were acquired last year. To bridge the gap between Liaoning and the Northern China regions, a brewery in Qinhuangdao was newly acquired by end of Decemeber 2005. Its production facilities will be upgraded to a 120,000-kiloliter level. This helps capture the fast growth potential identified in the Huanbohai region. As part of our national strategy for "SNOW" to prudently expand into Southern China, the Group recently acquired an 85% interest in Quanzhou Qingyuan Brewery Limited in the Fujian Province. Taking advantage of the edges of Quanzhou to consolidate our market position in the area, it is anticipated that a sound platform for further growth in the region can be achieved. *Our green-field plant in Dongguan has already started trial commissioning* in early 2006. Production capacity for its Phase 1 operation is about 150,000 kiloliters.

目前中國的人均啤酒消耗量約為23千升，遠低於二零零五年的全球平均消耗量。隨着國內人民的收入不斷增加及年青一代崇尚西化產品的風氣日盛，中國內地的啤酒市場極具增長潛力，為本集團的飲品業務帶來無限商機，有助加速新一輪的業務增長。

Per capita annual consumption of beer currently stands at about 23 kiloliters in China, much lower than the global average in 2005. Growth prospects in the Chinese Mainland is believed to be favorable with rising income levels and the growing preference towards westernized products, in particular for the younger generation. This presents the beverage division with exciting opportunities which will help step up to the next stage of business growth.

過去三年啤酒銷量
Sales volume of beer over the last 3 years



'000千升
'000 k liters
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,532
3,134
2003
2004
2005

過去三年雪花啤酒（包括Shenyang啤酒）銷量
Sales volume of SNOW beer (including Shenyang beer) over the last 3 years



'000千升
'000 k liters
1,600
1,400
1,200
1,000
800
600
400
200
0
849
1,074
2003
2004
2005


We get even more!
我們得到的更多

食物加工及經銷
Food Processing and Distribution



		二零零五年 **2005** 港幣百萬元 HK$ million	二零零四年(重列) 2004(Restated) 港幣百萬元 HK$ million	轉變 Change (%)
營業額	Turnover	**5,624**	5,434	+3
應佔溢利	Attributable profit	**414**	381	+9
未計利息、稅項、折舊及攤銷前盈利	EBITDA	**630**	607	+4
資本開支及新收購項目	Capital expenditure and new acquisitions	**235**	580	-59

食品加工及經銷業務於二零零五年的營業額及應佔溢利分別為港幣5,623,600,000元及港幣414,500,000元，較二零零四年增長3.5%及8.9%。剔除因二零零五年上半年出售A股上市的聯營公司— 徐州維維食品飲料股份有限公司25.09%股權的港幣59,400,000元收益及於二零零四年兩間聯營公司在上海證券交易所成功上市，權益被攤薄所產生的溢利後，二零零五年的應佔溢利較二零零四年增加10.2%。

The food processing and distribution division reported turnover and attributable profit for 2005 of HK$5,623.6 million and HK$414.5 million respectively, representing a corresponding increase of 3.5% and 8.9% over 2004. Excluding a gain of HK$59.4 million from the disposal of a 25.09% stake in the A-share listed associated company, 徐州維維食品飲料股份有限公司 Xuzhou VV Food & Beverage Co., Ltd. in the first half of 2005 versus deemed disposal profits from the successful share listings of two associated companies in 2004, attributable profit for 2005 increased by 10.2% as compared to 2004.

食品經銷業務的盈利大幅上升，持續豐富產品組合及擴大凍肉業務的銷售及經銷網絡都是溢利增加的原因，整體邊際利潤率也得以維持。香港的上水屠房於二零零五年榮獲「危害分析及重點控制點」專業管理獎項，在其屠宰過程所遵循的環境及食物衛生標準得到高度讚賞。市民日益關注食品安全及素質，令「五豐」牌優質鮮肉穩踞本地市場。隨着品牌知名度提高，針對顧客對各類加工食品及雜貨的需求而開發的產品將促使業務進一步增長。

Foodstuff distribution operation reported a strong growth in profitability. Continuous enrichment in product mix, together with the expansion of sales and distribution network for frozen meat business, contributed to the profit increase. The overall margin was maintained. In 2005, the slaughtering centre at Sheng Shui, Hong Kong won the Hazard Analysis and Critical Control Points Professional Management Award which highly recognized its environmental and food hygiene standards in slaughtering. The "Ng Fung" brand of high quality fresh meat was therefore strengthened locally, amidst growing concerns over food safety and quality. With greater brand awareness, product development in line with customer demand trends in the areas of assorted processed food products and groceries will drive further business growth.

然而，遠洋捕撈和水產品加工業務的整體毛利受燃料價格屢創新高及產品平均售價因競爭激烈而下跌等不利因素影響，以致溢利貢獻減少。為了密切監察不斷上升的生產成本，同時減低油價上漲帶來的影響，本集團定期實地審察捕撈船隊的燃料耗用情況，以及為員工提供有關節約成本的培訓。在油價高企的威脅下，預計於可預見將來經營環境仍然困難。然而，本集團將繼續致力開闢優質魚場，提高船隊的捕撈能力，改善銷售網絡及售賣更多高檔魚類和水產。長遠而言，各項措施將有助改善本集團的盈利能力。

The overall gross profit margin of marine fishing and aquatic products processing operation was, however, adversely affected by the record high fuel prices and the decrease in average selling prices caused by keen competition. This resulted in a lower profit contribution. Regular on-site review of fishing fleet fuel utilization and staff training on cost saving measures were implemented to closely monitor the increasing production costs while at the same time weathered the impacts of rising oil prices. Operating environment is expected to be difficult in the foreseeable future under the prevailing high oil prices. However, the Group will continue its ongoing efforts in exploring new quality fishing grounds, enhancing catching capability of its fishing fleet, improving sales network and selling more high-end fishes as well as aquatic products. These will altogether help improve its profitability in the long run.

深圳業務於二零零五年繼續取得滿意的溢利。在有效融入本集團華南超市業務的廣闊分銷網絡上，於活豬採購、屠宰及鮮肉生產各方面的競爭優勢肯定能以低成本發揮卓越的商業效益，令本集團得以加快擴展以零售為主導的業務。此外，上海的豬隻屠宰及肉類加工中心於二零零五年十二月開始營運。該中心定能加強本集團的豬隻屠宰與肉類產品的生產能力及在中國內地的名牌食品分銷業務。

The Shenzhen operation continued to contribute satisfactory profit in 2005. Its competitive edge on pig sourcing, slaughtering and fresh meat production provides excellent commercial leverage with our supermarket business in Southern China at low cost. Moreover, the meat processing centre in Shanghai commenced trial operations in December 2005. It will enhance the Group's pig slaughtering and meat product production capacity and distribution of branded food in the Chinese Mainland.


We advance with
full effort !
我們努力不懈

紡織
Textile

		二零零五年 2005 港幣百萬元 HK$ million	二零零四年(重列) 2004(Restated) 港幣百萬元 HK$ million	轉變 Change (%)
營業額	Turnover	**4,291**	3,851	+11
應佔溢利	Attributable profit	**81**	(1)	不適用 n/a
未計利息、税項、折舊及攤銷前盈利	EBITDA	**343**	203	+69
資本開支及新收購項目	Capital expenditure and new acquisitions	**220**	596	-63


China Resources Textiles Co., Ltd.

二零零五年紡織業務的營業額為港幣4,291,200,000元，較二零零四年增長11.4%。二零零五年的應佔溢利為港幣81,200,000元，而二零零四年則錄得港幣900,000元虧損。

Turnover of the textile division for 2005 was HK$4,291.2 million, representing an increase of 11.4% over 2004. Attributable profit for 2005 amounted to HK$81.2 million, compared to an attributable loss of HK$0.9 million in 2004.

世界各地對紡織品的需求隨着全球紡織品出口配額於二零零五年一月一日取消而急升，令本年度中國紡織品及成衣的出口總值分別錄得22.9%及19.4%增長，使紡織業務的業績於二零零五年轉虧為盈。紗線、布料及成衣銷售量分別錄得28.7%、13.1%及19.6%的持續增長。營業額增長的另一原因是由於二零零四年度最後一個季度收購陝西省兩家具規模的紡織公司之權益，以及兩間完成搬遷的主要工廠現已全面投產。此外，加強以客為本的銷售管理，透過技術改造逐步轉攻高檔產品以優化產品組合，亦有助抗衡主流產品價格普遍下調之壓力，令整體營業額回升。

With the upsurge in world market demand upon the expiry of the global textile quotas effective 1 January 2005, China's textile products and garments recorded a respective 22.9% and 19.4% export growth for the year under review. This has benefited the textile division and therefore contributed to its turnaround in 2005. Sustainable growth in sales volume of 28.7% in yarns, 13.1% in fabric and 19.6% in garments was recorded. The growth in turnover was also partly due to the acquisition of interests in two sizable textile companies in Shaanxi Province in late 2004, together with the full contribution of two newly relocated factories. Better customer-focused sales management and product mix enhancement with a gradual shift to high-end products through technology upgrade also helped combat the general downward pressure on mainstream product prices and therefore improved the overall turnover level.

二零零四年最後一季結轉的高價棉花庫存已於本年內大致耗用，而相關成品亦陸續售出。雖然新一批先進機器的產能效益率較高，有助提升營運效率，令邊際利潤略有改善，但直接工資及水電氣費上漲，以及本年度最後一季棉花漲價則削弱了紡織業務的盈利能力。

In 2005, the residual high cost cotton inventory brought forward from the last quarter of 2004 was largely consumed with the products sold. Despite a small margin improvement from better operation efficiency with higher capacity utilization of the new batch of modern machinery, the profitability of the textile division was tempered by the general rate rises in direct labor, utility costs and an increase in cotton prices particularly experienced in the last quarter of the year.

二零零五年內地的外貿關係面對重大衝擊，其中與美國及歐盟之間的貿易摩擦尤其惹人關注。鑑於本年度中國紡織品出口總值大幅飆升，美國及歐盟決定對某幾類紡織品及成衣重新實施配額限制，將有關產品由二零零六年至二零零八年的增長幅度限制在10%至17%的水平。預計未來數年紡織品出口的經營環境將面對重重挑戰。

2005 saw great turbulence in the mainland's external trade relationships, especially with the United States (US) and the European Union (EU). In response to a massive surge of Chinese textile exports during the year, the US and EU re-imposed safeguard quotas on specific categories of textile and garment products which effectively restricted their growth rate in the range of 10% to 17% from 2006 to 2008. The operating environment for export sales will continue to be challenging in the next few years.

另一方面，隨着國內人民收入水平增加，預計對優質紡織品及成衣的內部需求將會轉強。因此，本集團得以同時在內銷及外銷市場發掘無限商機。由於提升營運效率，改善市場定位和在銷售組合中引入更多高檔產品，而棉花的全球供應於二零零六年可望趨於均衡，預測棉花價格屆時將可處於合理水平，將可改善整體邊際利潤及迎接業內產業整合作好準備。

On the other hand, strong domestic demand for quality textile and garment products is expected with rising income levels. Hence, favorable business opportunities are present to the Group in both domestic and export markets. With improved operational efficiency, better market positioning and more high-end branded products in the sales mix, while cotton prices in 2006 are expected to remain at reasonable levels on balanced global supply, these will altogether lead to an improvement in the overall profit margin and better alignment in the process of industry consolidation.

物業
Property

		二零零五年 2005 港幣百萬元 HK$ million	二零零四年(重列) 2004(Restated) 港幣百萬元 HK$ million	轉變 Change (%)
營業額	Turnover	**299**	307	-3
應佔溢利	Attributable profit	**690**	310	+123
未計利息、稅項、折舊及攤銷前盈利	EBITDA	**814**	277	+194
資本開支及新收購項目	Capital expenditure and new acquisitions	**354**	227	+56



物業業務主要包括零售店舖、辦公室和工業單位的物業租務。該部門於二零零五年的營業額和應佔溢利分別為港幣299,100,000元及港幣689,800,000元，較二零零四年分別減少2.6%及增加122.8%。

The property division, which comprises the rental property segments of retail, office and industrial premises, reported a turnover and attributable profit for 2005 of HK$299.1 million and HK$689.8 million, representing a corresponding decrease of 2.6% and an increase of 122.8% over 2004.

剔除對租賃物業組合於二零零五年十二月三十一日之估值所產生約港幣400,000,000元的盈餘（二零零四年：不適用）、出售若干物業之溢利、因灣仔軒尼詩道的零售物業進行重新發展而出現的空置期以及於二零零四年錄得的其他特殊項目收益，物業業務於二零零五年的應佔溢利維持在與二零零四年相若的水平。

Excluding a valuation surplus of approximately HK$0.4 billion in respect of the rental properties portfolio as at 31 December 2005 (2004: Not applicable), the disposal gain of certain properties, vacant period during the redevelopment of the retail property on the Hennessy Road, Wanchai and other exceptional items of 2004, attributable profit of the division for 2005 remained comparable to that of 2004.

在零售市道轉好帶動下，旺區的零售物業供不應求，刺激該等物業租金上升。除了在灣仔軒尼詩道重新發展的零售物業外，租賃物業錄得理想的出租率，而於二零零五年續訂的租約方面，每平方呎的實際租金普遍上調。

Driven by the increase in retail sales, prime retail properties were in demand which in turn drove up the rental levels. Excluding the newly developed retail property on the Hennessy Road, Wanchai, occupancy rates of rental properties were satisfactory with a general increase in effective rent per square feet upon tenancy renewal during 2005.

然而，於二零零五年的最後一個季度，零售物業租金按季平均下調4%。由於息口升勢未止，預料市場於二零零六年上半年依然處於整固期。持續經濟增長帶來的真正需求和不斷流入的資金可望帶動零售物業市場於二零零六年下半年復甦。灣仔軒尼詩道剛完成重新發展的多層式零售物業正好把握零售市場轉旺的機遇，截至二零零六年二月止出租率已達93.4%。待整項物業全面租出後，估計每月可帶來港幣2,500,000元的租金收入。

However, retail rentals experienced an average quarter-on-quarter downward adjustment of 4% during the last quarter of 2005. Market consolidation is expected to continue in the first half of 2006 with interest rates still on the uptrend. With genuine demand attributed to sustained economic growth and the continued inflow of investment funds, the retail property market is expected to recover in the second half of 2006. The newly redeveloped multi-storey retail property on the Hennessy Road, Wanchai is now ready to capitalize on the favorable retail market opportunities; with 93.4% of the space already let out as of February 2006. Estimated monthly rental of over HK$2.5 million will be generated upon full occupancy.

為貫徹本集團專攻零售物業的方針，本集團陸續售出名下的非零售物業。於二零零五年先後出售位於灣仔及尖沙咀的辦公室物業和位於柴灣的工業物業。

In line with the Group's focus on retail properties, there has been an ongoing divestment of non-retail properties. The division disposed of office properties in Wanchai and Tsimshatsui and an industrial property in Chaiwan during 2005.

由於透過翻新及重塑位於旺角及荃灣的香港零售物業來提升收入和人流的部署奏效，故內地江門及新會兩個商場亦已採取類似的模式，預計前者於二零零六年上半年完成，並以本集團的超市為主要租戶，屆時將可為物業業務另闢收入來源。

With the success of enhancing revenue and flow of shoppers through renovation and re-modeling of the retail properties in Mongkok and Tsuen Wan in Hong Kong, similar mall format has been adopted by two malls in Jiangmen and Xinhui in the Chinese Mainland. The former is expected to be completed within the first half of 2006, with our supermarket as its anchor tenant, and will bring in new revenue streams to the property division.

石油及相關產品經銷
Petroleum and Related Products Distribution

		二零零五年 2005 港幣百萬元 HK$ million	二零零四年(重列) 2004(Restated) 港幣百萬元 HK$ million	轉變 Change (%)
營業額	Turnover	**20,540**	18,681	+10
應佔溢利	Attributable profit	**624**	511	+22
未計利息、税項、折舊及攤銷前盈利	EBITDA	**908**	694	+31
資本開支及新收購項目	Capital expenditure and new acquisitions	**398**	796	-50



二零零五年石油及相關產品經銷業務的營業額及應佔溢利分別為港幣20,539,800,000元及港幣623,900,000元，較二零零四年增長10.0%及22.1%。

Turnover and attributable profit of petroleum and related products distribution division for 2005 amounted to HK$20,539.8 million and HK$623.9 million respectively, representing an increase of 10.0% and 22.1% over 2004.

剔除出售青島合營公司餘下10.5%（二零零四年：30.0%）股本權益、東莞華潤石油化工有限公司的51%股本權益及內地17座油站所得之收益後，二零零五年的應佔溢利較二零零四年增長53.8%。

Excluding the gains from the disposal of the remaining 10.5% (2004: 30.0%) equity interest in a Qingdao joint venture, 51% equity interest in Dongguan China Resources Petroleum & Chemicals Co., Ltd. 東莞華潤石油化工有限公司 and 17 petrol stations in the Chinese Mainland, attributable profit for 2005 would have increased by 53.8% over 2004.

本年內，國際原油價格大幅飆升，每桶平均報56.6美元，相對前一年的油價則為每桶41.4美元。因此，與二零零四年比較，石油及相關產品的價格處於前所未見的高位。儘管經營環境充滿挑戰，二零零五年整體毛利率仍能維持升勢。

The international crude oil prices surged considerably and averaged at US$56.6 a barrel during the year, compared to US$41.4 a year ago. Consequently, the prices of petroleum and related products remained at unprecedented high levels as compared to 2004. Against the challenging operating environment, overall gross margin edged up in 2005.

於年內油價波動期間，石油業務在盈利方面錄得較顯著的改善，主要受惠自經銷航空煤油業務的貢獻。本集團憑藉有效的定價政策及對沖措施來減輕油價波動所帶來的風險，使邊際利潤得以改善。

Amid volatility in oil prices during the year, the petroleum operation reported notable improvement in profitability, largely contributed by the aviation fuel distribution. Its margin improvement was achieved by way of effective pricing and hedging measures to weather through the oil price fluctuations.

本集團預期，油價於短期內仍會繼續波動不穩，故將維持審慎態度，消弭油價對其業務表現的影響。

The Group anticipates fluctuations in oil prices to continue in the near term and will maintain a prudent approach to mitigate the impact on its business performance.

蘇州及成都的管道燃氣業務於二零零五年帶來可觀的溢利貢獻，並提升整體盈利能力。成都業務自二零零五年三月開始為本集團貢獻溢利以來，燃氣需求出現強勁增長，至年底已取得1,100,000名天然氣用戶，包括商業／工業客戶及住宅用戶。除在江蘇省無錫成立一間佔50%權益的合營公司外，本集團於二零零五年最後一季度購入浙江省台州華建管道燃氣有限公司的100%權益，並在該省富陽市開展業務，以進一步在中國內地拓展本集團的管道燃氣業務。

The encouraging profit contribution from piped-gas operations in Suzhou and Chengdu also added to the increase in profitability for 2005. Since the Chengdu operations started contributing profit in March 2005, there has been a strong growth in gas demand and the Group has registered 1.1 million natural gas user accounts with commercial/industrial customers and residential households by end of the year. In addition to the establishment of a 50-50% joint venture in Wuxi, Jiangsu Province, the division newly acquired a 100% interest in Taizhou Huajian Pipeline Gas Co., Ltd. 台州華建管道燃氣有限公司 and started up a venture in Fuyang, Zhejiang Province during the last quarter of 2005. This further helps expand its piped-gas business in the Chinese Mainland.

本集團銳意成為中國最大規模的消費公司，一直不斷重整架構及出售旗下非核心業務，並重新調配，集中發展核心消費業務。於二零零五年年底，本集團已就出售東莞華潤石油化工有限公司的51%權益及內地17座油站而訂立協議。

With an objective of becoming the largest consumer company in China, the Group has been restructuring and divesting its non-core businesses so as to shift its focus to the core consumer businesses. By the end of 2005, the division has already entered into agreements to dispose of 51% interest in Dongguan China Resources Petroleum & Chemicals Co., Ltd. 東莞華潤石油化工有限公司 and 17 petrol stations in the Chinese Mainland.

作為重整架構的一部份，本集團正就處理旗下其中一項非核心業務，即石油及相關產品經銷業務的不同方案進行可行性評估，並委聘一名財務顧問負責就各項建議方案包括但不限於為部份業務引入策略性投資者的可行性提供意見。

As part of the restructuring program, the Group has been assessing the feasibility of various alternatives for the petroleum and related distribution business, one of the remaining non-core businesses. The Group has appointed a financial advisor to advise the feasibility of various proposals, including but not limited to an introduction of a strategic investor for part of this business.

投資及其他業務
Investments and Others

本業務於二零零五年的應佔溢利為港幣356,000,000元（二零零四年：港幣319,800,000元）。

貨櫃碼頭

本集團擁有HIT Investments Limited和Hutchison Ports Yantian Investments Limited的10%權益。於二零零五年，香港及鹽田深水港業務的溢利表現維持穩定。



Attributable profit for 2005 amounted to HK$356.0 million (2004: HK$319.8 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited and Hutchison Ports Yantian Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance for 2005.

財務回顧 FINANCIAL REVIEW

資金及融資

本集團恪守良好的資金管理政策，務求盡量善用盈餘資金應付內部需求，同時增加流動資金及收益率。於二零零五年十二月三十一日，本集團的綜合現金及現金等值達港幣6,668,300,000元。本集團於二零零五年十二月三十一日的借貸為港幣9,979,400,000元，其中港幣5,168,700,000元須於一年內償還，港幣4,741,700,000元須於一年後但五年內償還，另港幣69,000,000元則須於五年後償還。於二零零五年十二月三十一日，本集團已全數動用借貸備用額。除了於二零零六年五月到期的230,000,000美元可換股擔保債券外，所有借貸均以浮動息率計算。於二零零六年四月四日，本集團內一家全資附屬公司和10間銀行簽署一份聯合委托書，負責安排港幣3,000,000,000元，為期五年的銀團貸款。有關款項將用作一般資金用途，包括現有債項作再融資。

以本集團借貸淨額比對股東資金及少數股東權益計算，本集團的負債比率約為14.4%（二零零四年十二月三十一日：25.0%）。

本集團的主要資產、負債、收益及付款均以美元、港幣及人民幣結算。於二零零五年十二月三十一日，本集團現金存款結餘分別有23.8%以美元、36.8%以人民幣及37.9%以港幣持有。本集團借貸中38.4%及24.1%分別以美元及人民幣結算，其餘37.3%則以港幣為單位。此外，為減低匯兑及利率波動的風險，本集團已訂立若干遠期合約及利率調期合約，以對沖部份借貸風險。

CAPITAL AND FUNDING

The Group's treasury function has an objective of maximizing surplus cash for internal funding while enhancing liquidity and yield. As at 31 December 2005, the Group's consolidated cash and cash equivalents amounted to HK$6,668.3 million. The Group's borrowings as at 31 December 2005 were HK$9,979.4 million with HK$5,168.7 million repayable within 1 year, HK$4,741.7 million repayable after 1 year but within 5 years and HK$69.0 million repayable after 5 years. Committed borrowing facilities available to the Group were fully utilized as at 31 December 2005. Except for the US$230 million convertible guaranteed bonds, due for maturity in May 2006, all the borrowings were subject to floating rates. On 4 April 2006, a wholly owned subsidiary of the Group, together with 10 other banks, signed a joint mandate for a 5-year bank facility of HK$3 billion, the proceeds of which will be used to meet general corporate fund requirements, inclusive of the refinancing of the existing indebtedness.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 14.4% (31 December 2004: 25.0%).

The Group's principal assets, liabilities, revenue and payments are denominated in US dollars, Hong Kong dollars and Renminbi. As at 31 December 2005, 23.8% of the Group's cash deposit balances was held in US dollars, 36.8% in Renminbi and 37.9% in Hong Kong dollars; whereas 38.4% of the Group's borrowings was denominated in US dollars and 24.1% in Renminbi with the remaining 37.3% in Hong Kong dollars. Moreover, to mitigate foreign currency and interest rate exposure, the Group entered into certain forward contracts and interest rate swaps to hedge against part of its borrowings.

資本開支

本集團截至二零零五年十二月三十一日止年度的資本性開支約為港幣3,487,500,000元，其中約港幣2,705,200,000元用作添置固定資產，其餘港幣782,300,000元進行飲品及超市業務的新收購項目，作為零售帶動分銷戰略的一部份，以及收購經銷石油及相關產品的共同控制實體之權益。資本性開支主要以源自經營業務的內部資源及銀行借貸支付。

CAPITAL EXPENDITURE

During the year ended 31 December 2005, the Group spent approximately HK$3,487.5 million on capital expenditure. Additions of fixed assets amounted to HK$2,705.2 million, while the remaining HK$782.3 million were incurred for new acquisitions in beverage and additional interests in supermarkets, as part of our retail-led distribution strategy, together with the purchase of interests in jointly controlled entities in petroleum and related products distribution. Capital expenditure was primarily financed by internally generated funds from operations and bank borrowings.

資產抵押

於二零零五年十二月三十一日，本集團已抵押賬面淨值為港幣227,900,000元（二零零四年十二月三十一日：港幣799,300,000元）的固定資產，以獲取總額為港幣248,300,000元（二零零四年十二月三十一日：港幣595,400,000元）的借貸。

PLEDGE OF ASSETS

As at 31 December 2005, fixed assets with a net book value of HK$227.9 million (31 December 2004: HK$799.3million) were pledged for total borrowings of HK$248.3 million (31 December 2004: pledged for total borrowings of HK$595.4 million).

或然負債

於二零零五年十二月三十一日，本集團並無任何重大或然負債。

CONTINGENT LIABILITIES

The Group did not have any material contingent liabilities as at 31 December 2005.

僱員

於二零零五年十二月三十一日，本集團除聯營公司以外聘用約90,000人，其中逾95%在中國內地僱用，其餘的主要駐守香港。本集團僱員的薪酬按其工作性質、個別表現及市場趨勢釐定，並輔以各種以現金或購股權支付之獎勵計劃。

EMPLOYEES

As of 31 December 2005, the Group, excluding its associated companies, had a staff size of around 90,000, amongst which more than 95% were employed in the Chinese Mainland, whilst the rest were mainly in Hong Kong. Remuneration packages are assessed in accordance to the nature of job duties, individual performance and market trends with built-in merit components, paid in the form of cash bonuses and share options.

承董事會命
董事總經理
陳樹林

香港，二零零六年四月六日

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 6 April 2006

董事及高層管理人員之簡歷
Biographical Details of Directors and Senior Management

宋林先生，現年四十三歲

於二零零四年十二月獲委任為本集團主席。宋先生亦為華潤（集團）有限公司及中國華潤總公司之董事兼總經理，華潤電力控股有限公司及華潤置地有限公司之主席。宋先生同時是吉利汽車控股有限公司之獨立非執行董事。他也是萬科企業股份有限公司之副董事長，該公司為國內上市公司。宋先生擁有豐富的企業管理經驗，現負責本集團之整體業務發展與策略部署。他持有中國上海同濟大學力學學士學位，於一九八五年加入華潤（集團）有限公司。

Mr. **SONG LIN**, aged 43

was appointed Chairman of the Group in December 2004. He is concurrently President and Director of China Resources (Holdings) Company Limited and China Resources National Corporation, Chairman of China Resources Power Holdings Company Limited as well as China Resources Land Limited. Mr. Song is an Independent Non-Executive Director of Geely Automobile Holdings Limited. He is also the Deputy Chairman of China Vanke Co., Ltd., which is a listed company in China. Mr. Song has extensive experience in corporate management and is currently responsible for the overall business development and strategic planning of the Group's business. Mr. Song holds a Bachelor's degree in Mechanics from the University of Tong Ji in Shanghai, China. He joined China Resources (Holdings) Company Limited in 1985.

陳樹林先生，現年五十二歲

於一九九八年十二月獲委任為執行董事，並於二零零五年三月獲委任為本集團董事總經理。陳先生亦為華潤（集團）有限公司及中國華潤總公司之董事副總經理，並為五豐行有限公司及華潤紡織（集團）有限公司之董事長。陳先生在加入華潤（集團）有限公司前，曾於外經貿部（現為商務部）出任要職，並先後獲委任為中國駐澳州及新西蘭商務代表。他持有中國北京外國語學院學士學位及新西蘭維多利亞大學工商管理碩士學位。

Mr. **CHEN SHULIN**, aged 52

has been an Executive Director of the Group since December 1998 and was appointed Managing Director in March 2005. He is also the Director and Vice President of China Resources (Holdings) Company Limited and China Resources National Corporation. Mr. Chen is currently the Chairman of Ng Fung Hong Limited and China Resources Textiles (Holdings) Company Limited. Prior to joining China Resources (Holdings) Company Limited, Mr. Chen was a senior official with the MOFTEC (Ministry of Commerce) and a commercial attaché in Australia and New Zealand. He obtained his Bachelor's degree from Beijing Foreign Languages Institute, China and MBA degree from Victoria University, New Zealand.

姜智宏先生，現年五十歲

於一九九六年獲委任為集團財務董事，並於二零零零年五月獲委任為本集團副董事總經理。姜先生亦為華潤水泥控股有限公司之非執行董事及HIT Investments Limited之董事。他畢業於香港理工學院（現為香港理工大學），為特許公認會計師公會之資深會員及香港會計師公會之會員。姜先生具超過二十年核數、會計及企業融資工作方面之經驗，現時掌管本集團財務及庫務、法律及企業秘書職能以及收購合併活動。姜先生於一九九四年九月加入本集團。

Mr. **KEUNG CHI WANG, RALPH**, aged 50

has been appointed Group Finance Director since 1996 and was appointed Deputy Managing Director of the Group in May 2000. He is also a Non-Executive Director of China Resources Cement Holdings Limited and a Director of HIT Investments Limited. He graduated from the Hong Kong Polytechnic (now known as Hong Kong Polytechnic University) and is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants. He has over 20 years of experience in auditing, accounting and corporate finance. Mr. Keung oversees the Group's finance and treasury function, legal and secretarial function as well as corporate merger and acquisition activities. Mr. Keung joined the Group in September 1994.

王群先生，現年四十九歲

於二零零零年一月獲委任為本集團執行董事，並於二零零六年三月獲委任為副董事總經理。王先生為華潤（集團）有限公司及中國華潤總公司之董事。他亦為華潤雪花啤酒有限公司之執行董事，負責本集團啤酒業務之全盤運作。王先生持有中國人民大學金融學學士學位，曾任職中國國家經濟委員會，並於一家以深圳為基地的綜合性企業擔任要職。王先生於一九九四年加入本集團。

Mr. **WANG QUN**, aged 49

has been an Executive Director of the Group since January 2000 and was appointed Deputy Managing Director in March 2006. Mr. Wang is a Director of China Resources (Holdings) Company Limited and China Resources National Corporation. He is also an Executive Director of China Resources Snow Breweries Limited and is responsible for the entire operation of the Group's brewery business. Mr. Wang has a Bachelor of Finance degree from the People's University of China. He has previously worked in the China National Economic Committee and held key management position in a Shenzhen based conglomerate. Mr. Wang joined the Group in 1994.

劉百成先生，現年五十六歲

於一九九七年獲委任為本集團執行董事，並於二零零六年三月獲委任為副董事總經理。劉先生畢業於香港浸會大學（前身為香港浸會學院），為特許公認會計師公會之資深會員及香港會計師公會之會員。他亦曾經擔任香港冷藏商會有限公司執行委員會之主席多年。劉先生具有接近三十年核數、會計、企業融資、物業、貨倉及冷倉工作方面之經驗，目前主要負責本集團之香港地產部門及物流業務。劉先生於一九九四年一月加入本集團。

Mr. **LAU PAK SHING**, aged 56

has been an Executive Director of the Group since 1997 and was appointed Deputy Managing Director in March 2006. He graduated from the Hong Kong Baptist University (formerly known as Hong Kong Baptist College) and is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants. Mr. Lau represented the Executive Committee of Hong Kong Cold Storage Merchants Association Limited as Chairman for many years. Mr. Lau has around 30 years of experience in auditing, accounting, corporate finance, property, godown and cold storage businesses and he is currently in charge of the Group's Hong Kong property division and logistics business. Mr. Lau joined the Group in January 1994.

鄺文謙先生，現年四十一歲

於二零零二年二月加入本集團獲委任為執行董事，並於二零零六年三月獲委任為本集團副董事總經理。鄺先生分別擁有香港大學理學士學位及香港中文大學工商管理碩士學位，為澳洲會計師公會及香港會計師公會之資深會員，亦為香港証券學院之會員。鄺先生從事企業策劃、證券研究、商人銀行及財務分析之工作多年。他現掌管集團之企業策劃及發展，負責推廣投資者關係、提升企業管治水平及參與合併和收購活動。

Mr. **KWONG MAN HIM**, aged 41

joined the Group as an Executive Director in February 2002 and was appointed Deputy Managing Director in March 2006. Mr. Kwong has a Bachelor of Science degree from the University of Hong Kong and an MBA degree from the Chinese University of Hong Kong. He is a fellow member of the CPA Australia and the Hong Kong Institute of Certified Public Accountants. He is also a member of the Hong Kong Securities Institute. Mr. Kwong has extensive experience in corporate planning, equity research, merchant banking and financial analysis. He is in charge of the Group's corporate planning and development. He also manages investor relations, promotes corporate governance and participates in merger and acquisition activities.

非執行董事

NON-EXECUTIVE DIRECTORS

喬世波先生，現年五十一歲

於二零零一年七月獲委任為本集團執行董事，並於同年十一月獲委任為本集團副董事總經理，直至二零零六年三月再獲委派為非執行董事。喬先生亦為華潤（集團）有限公司及中國華潤總公司之董事副總經理，並為華潤水泥控股有限公司之主席。喬先生目前負責本集團石油及相關產品經銷業務的策略部署。他持有中國吉林大學中文系學士學位。

Mr. **QIAO SHIBO**, aged 51

was appointed Executive Director of the Group in July 2001 and had been a Deputy Managing Director since November 2001 until his re-designation as a Non-Executive Director in March 2006. He is also the Director and Vice President of China Resources (Holdings) Company Limited and China Resources National Corporation. Mr. Qiao is currently the Chairman of China Resources Cement Holdings Limited. At present, he is responsible for the strategic planning of the Group's petroleum and related products distribution business. Mr. Qiao holds a Bachelor's degree in Chinese Language from the Jilin University, China.

蔣偉先生，現年四十三歲

於一九九五年獲委任為本集團董事。現任華潤（集團）有限公司及中國華潤總公司之董事財務總監。蔣先生同時擔任華潤電力控股有限公司、華潤置地有限公司、華潤水泥控股有限公司及中國資本（控股）有限公司之非執行董事。他也是萬科企業股份有限公司之董事，該公司為國內上市公司。蔣先生持有中國北京對外經濟貿易大學對外貿易學士學位及國際業務與財務碩士學位。

Mr. **JIANG WEI**, aged 43

has been a Director of the Group since 1995. He is currently the Director and Chief Financial Officer of China Resources (Holdings) Company Limited and China Resources National Corporation. Mr. Jiang is a Non-Executive Director of China Resources Power Holdings Company Limited, China Resources Land Limited, China Resources Cement Holdings Limited and China Assets (Holdings) Limited. He is also a Director of China Vanke Co., Ltd., which is a listed company in China. Mr. Jiang obtained both his Bachelor's degree in International Trade and Master's degree in International Business and Finance from the University of International Business and Economics in Beijing, China.

非執行董事

閻飈先生，現年四十四歲

於一九九四年獲委任為本集團執行董事，在二零零六年三月再獲委派為非執行董事前為集團副董事總經理。閻先生亦為華潤（集團）有限公司及中國華潤總公司之董事，並為華潤置地有限公司之非執行董事。閻先生現時負責本集團的啤酒、品牌服裝經銷、香港零售及地產業務的整體發展。他持有中國北京大學法律學士學位及美國舊金山大學工商管理學碩士學位。

王帥廷先生，現年五十歲

於二零零六年三月獲委任為本集團董事。王先生為華潤（集團）有限公司及中國華潤總公司之董事副總經理，並為華潤電力控股有限公司之執行董事、董事會副主席兼總裁。王先生在中國電力工業的經驗豐富。加入華潤（集團）有限公司之前，他從一九八五年至一九八七年在江蘇省政府辦公廳工作，其後擔任徐州市政府辦公廳工業主管、徐州市政府副秘書長。王先生持有中歐國際工商管理學院工商管理碩士學位。

謝勝喜先生，現年四十四歲

於二零零一年八月獲委任為本集團董事。謝先生為華潤置地有限公司之非執行董事。他同時是山東東阿阿膠股份有限公司之董事，該公司為國內上市公司。謝先生持有中國山西財經大學經濟學學士學位及國立南澳洲大學工商管理碩士學位。他擁有中國會計師專業資格及多年會計和內部監制管理經驗。

NON-EXECUTIVE DIRECTORS

Mr. **YAN BIAO**, aged 44

was appointed Executive Director of the Group in 1994 and was a Deputy Managing Director before his re-designation as a Non-Executive Director in March 2006. Mr. Yan is a Director of China Resources (Holdings) Company Limited and China Resources National Corporation. He is also a Non-Executive Director of China Resources Land Limited. Mr. Yan is currently responsible for the overall strategic planning and development of the Group's brewery, brand fashion distribution, Hong Kong retailing and property businesses. He has a Bachelor of Laws degree from the Peking University, China and an MBA degree from the University of San Francisco, USA.

Mr. **WANG SHUAITING**, aged 50

was appointed Director of the Group in March 2006. He is a Director and Vice President of China Resources (Holdings) Company Limited and China Resources National Corporation. Mr. Wang is concurrently an Executive Director, Vice Chairman and Chief Executive Officer of China Resources Power Holdings Company Limited. He has extensive experience in the electricity industry in the PRC. Prior to joining China Resources (Holdings) Company Limited, Mr. Wang worked for the General Office of the Government of Jiangsu Province from 1985 to 1987 and was subsequently the Head of the Industrial Office of Xuzhou City Government. He was also the Deputy Secretary-General of the Government of Xuzhou City. Mr. Wang holds an EMBA degree in business administration from China Europe International Business School.

Mr. **XIE SHENGXI**, aged 44

has been a Director of the Group since August 2001. Mr. Xie is a Non-Executive Director of China Resources Land Limited. He is also a Director of Shandong Dong EE Jiao Company, Limited, which is a listed company in China. Mr. Xie graduated with a Bachelor's degree in Economics from Shanxi University of Finance and Economics, an MBA degree from the University of South Australia. He is also a qualified accountant in China with extensive experience in the field of internal audit and financial management.

獨立非執行董事

INDEPENDENT NON-EXECUTIVE DIRECTORS

陳普芬博士（銅紫荊星章、英帝國成員勳章、太平紳士、澳洲會計師公會資深會員），現年八十四歲
於一九七三年獲委任為本集團董事。陳博士在香港從事會計業五十八年，為離岸石油科技博士、中國法律博士及海底科技協會名譽院士。他也是香港中文大學聯合書院之校董及香港樹仁學院之校董兼研究教授。陳博士亦曾任九龍證券交易所主席、香港證券交易所有限公司之創立董事，並曾為前香港證券交易所聯會三屆主席。

Mr. **CHAN PO FUN, PETER** (BBS, MBE, JP, FCPA (Aust.)), aged 84
has been a Director of the Group since 1973. He practiced accountancy in Hong Kong for 58 years, he has a doctorate in Offshore Petroleum Technology and Modern Chinese Law and is an honorary fellow of the Society for Underwater Technology. Dr. Chan is a trustee of the Hong Kong Shue Yan College (also as its Research Professor) and the United College of Chinese University of Hong Kong. He was the Chairman of The Kowloon Stock Exchange, a founding Director of The Hong Kong Stock Exchange Limited and has served three terms as the Chairman of the former Hong Kong Federation of Stock Exchanges.

黃大寧先生，現年五十二歲
於一九八八年獲委任為本集團董事。他亦為科康投資有限公司之董事。黃先生於英國北斯塔弗德什爾理工學院取得商科學士學位。

Mr. **HOUANG TAI NINH**, aged 52
has been a Director for the Group since 1988. He is also a Director of Forcon Investments Limited. Mr. Houang obtained his Bachelor of Business Studies degree from the Polytechnic of North Staffordshire, United Kingdom.

李家祥先生（執業資深會計師、金紫荊星章、英帝國官佐勳章、太平紳士），現年五十二歲
於二零零三年三月獲委任為本集團董事。李先生為李湯陳會計師事務所首席會計師、國際會計師聯會理事及中國人民政治協商會議第十屆全國委員會委員，並曾出任香港特別行政區立法會議員。他亦兼任多家上市公司之董事，包括新鴻基地產發展有限公司、恒生銀行有限公司、數碼通電訊集團有限公司、載通國際控股有限公司（前身為九龍巴士控股有限公司）、王氏國際（集團）有限公司、中國航空技術國際控股有限公司、路訊通控股有限公司、中化香港控股有限公司以及Strategic Global Investments plc。

Mr. **LI KA CHEUNG, ERIC** (FCPA(Practising), GBS, OBE, JP), aged 52
has been a Director of the Group since March 2003. He is Senior Partner of Li, Tang, Chen & Co., Certified Public Accountants (Practising), Board Member of the International Federation of Accountants, member of the Tenth National Committee of Chinese People's Political Consultative Conference and former member of the Legislative Council of the Hong Kong SAR. He holds directorship in a number of listed companies including Sun Hung Kai Properties Limited, Hang Seng Bank Limited, SmarTone Telecommunications Holdings Limited, Transport International Holdings Limited (formerly known as The Kowloon Motor Bus Holdings Limited), Wong's International (Holdings) Limited, CATIC International Holdings Limited, RoadShow Holdings Limited, Sinochem Hong Kong Holdings Limited as well as Strategic Global Investments plc.

鄭慕智先生（金紫荊星章、英帝國官佐勳章、太平紳士），現年五十六歲
於二零零五年十一月獲委任為本集團董事。鄭先生為胡百全律師事務所首席合夥人，擁有在香港、英國、澳洲及新加坡的律師資格。目前為香港聯合交易所主版及創業板兩個上市委員會的主席，亦曾在一九九一至一九九五年出任前立法會議員。鄭先生現時亦是香港董事學會榮譽會長兼創會主席，並身兼多家上市公司之董事職務，包括：北京首都國際機場股份有限公司、中國遠洋控股股份有限公司、中國移動（香港）有限公司、城市電訊（香港）有限公司、粵海投資有限公司、銀河娛樂集團有限公司（前身為嘉華建材有限公司）、開達集團有限公司、廖創興企業有限公司、瑞安建業有限公司以及天安中國投資有限公司。

Mr. **CHENG MO CHI** (GBS, OBE, JP), aged 56
has been a Director of the Group since November 2005. He qualified as a solicitor in Hong Kong, United Kingdom, Victoria Australia and Singapore and is the Senior Partner of Messrs. P.C. Woo & Co., a firm of solicitors. He is currently Chairman of the Main Board and GEM Listing Committees of the HKEx and had served as a member of the Legislative Council from 1991 to 1995. Mr. Cheng is the Hon. President and Founding Chairman of the Hong Kong Institute of Directors. Presently, he holds directorship in a number of listed companies in Hong Kong, including Beijing Capital International Airport Company Limited, China COSCO Holdings Company Limited, China Mobile (Hong Kong) Limited, City Telecom (HK) Limited, Guangdong Investment Limited, Galaxy Entertainment Group Limited (formerly known as K. Wah Construction Materials Limited), Kader Holdings Company Limited, Liu Chong Hing Investment Limited, Shui On Construction and Materials Limited as well as Tian An China Investments Company Limited.

高層管理人員

SENIOR MANAGEMENT

副總經理

劉健成先生，現年五十歲
於二零零六年三月獲委任為本集團副總經理，主管集團內審部工作。劉先生分別擁有會計學士、工商管理碩士及資訊管理碩士學位，亦為新西蘭特許會計師、澳洲資深註冊會計師、加拿大註冊會計師及美國公認內部審計師。劉先生具有豐富之會計、內部監制及營運檢討經驗。劉先生於二零零零年二月加入本集團。

朱丹先生，現年四十四歲
於二零零六年三月獲委任為本集團副總經理。他在二零零一年七月已獲委任為華潤石化（集團）有限公司之董事總經理。朱先生持有中國對外經濟貿易大學經濟學學士學位，主修外貿經濟。他擁有近二十年石油及相關產品的貿易分銷和企業管理方面的經驗。他於一九八四年加入華潤石化（集團）有限公司，曾任華潤石油有限公司及華潤化工有限公司之總經理。

企業及營運管理層

陳朗先生，現年四十歲
現任華潤萬家有限公司之副主席兼首席執行官、蘇果超市有限公司之董事長。陳先生亦為華潤（集團）有限公司及中國華潤總公司之董事。他持有中國安徽大學經濟學學士學位以及美國舊金山大學工商管理碩士學位。他於一九八九年加入華潤（集團）有限公司，曾出任華潤勵致有限公司之副主席兼行政總裁。在此之前，亦曾擔任華潤投資開發有限公司之董事長兼總經理，負責華潤（集團）有限公司在加拿大及泰國多個重要的投資項目。

張小綾小姐，現年四十三歲
為本集團財務總監。張女士持有英國紐卡斯爾大學工商管理學碩士學位。她分別為英國特許公認會計師公會之資深會員、香港會計師公會及加拿大註冊會計師之會員。張女士在加入本集團前曾任職於一家國際會計師行逾十三年。張女士於二零零一年一月加入本集團。

Vice Presidents

Mr. **LAU KIN SHING, CHARLES**, aged 50
was appointed Vice President of the Group in March 2006. He heads the Group's Internal Audit Department. Mr. Lau holds a Bachelor's degree in Accounting and Master's degree in Business Administration as well as in Information System Management. He is a chartered accountant, New Zealand, Australian FCPA, a Canadian certified general accountant and U.S. certified internal auditor. He has extensive experience in internal auditing, financial management and operations review. Mr. Lau joined the Group in February 2000.

Mr. **ZHU DAN**, aged 44
was appointed Vice President of the Group in March 2006. He is also the President of China Resources Petrochems (Group) Company Limited since July 2001. He holds a Bachelor of Economics degree from the University of International Business and Economics, China and has nearly 20 years of corporate management experience in the area of petroleum and related products trading and distribution. Mr. Zhu joined China Resources Petrochems (Group) Company Limited since 1984 and was previously the General Manager of China Resources Petroleum Company Limited and China Resources Chemicals Company Limited.

Corporate & Operational Management

Mr. **CHEN LANG**, aged 40
is currently the Vice Chairman and Chief Executive Officer of China Resources Vanguard Company Limited and the Chairman of Suguo Supermarket Company Limited. He is also a Director of China Resources (Holdings) Company Limited and China Resources National Corporation. Mr. Chen holds a Bachelor of Economics degree from Anhui University, China and a Master of Business Administration degree from the University of San Francisco, USA. Mr. Chen joined China Resources (Holdings) Company Limited in 1989. He was previously the Vice Chairman and Chief Executive Officer of China Resources Logic Limited. Prior to that, he was the Chairman and General Manager of China Resources Development and Investment Company Limited and was in charge of a number of substantial investments in Canada and Thailand of China Resources (Holdings) Company Limited.

Ms. **CHEUNG SIU LING**, aged 43
is the Group Financial Controller. She holds a Master of Business Administration degree from the University of Newcastle, United Kingdom. Ms. Cheung is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants and the Certified General Accountants Association of Canada. She worked for an international accounting firm for over 13 years. Ms. Cheung joined the Group in January 2001.

高層管理人員

SENIOR MANAGEMENT

傅春意先生，現年五十三歲

為華潤紡織（集團）有限公司之董事總經理。他畢業於中國蘇州大學（前稱蘇州絲綢工學院）主修絲織，並為高級經濟師。在加入華潤（集團）有限公司前，傅先生曾任職於黑龍江省紡織品進出口公司超過十年，在紡織行業擁有豐富經驗。

Mr. **FU CHUNYI**, aged 53

is currently the Managing Director of China Resources Textiles (Holdings) Company Limited. Mr. Fu graduated from the University of Suzhou, China (formerly known as Suzhou Silk Production Technology College) with a specialty in silk weaving. He is also a senior economist. Prior to joining China Resources (Holdings) Company Limited, Mr. Fu worked for Heilongjiang Textiles Import & Export Corporation for over ten years. He has extensive experience in the textile industry.

郭晉清女士，現年四十歲

於二零零一年獲委任為五豐行有限公司之董事總經理。她於一九九一年加入五豐行有限公司，並於一九九六年出任該公司之董事副總經理。郭女士分別持有中國對外經濟貿易大學經濟學學士學位及澳洲梅鐸大學工商管理碩士學位。她於貿易及企業管理方面已累積多年豐富經驗。

Ms. **GUO JINQING**, aged 40

has been the Managing Director of Ng Fung Hong Limited since 2001. She joined Ng Fung Hong Limited in 1991 and assumed the role of Deputy Managing Director in 1996. Ms. Guo holds a Bachelor of Economic degree from the University of International Business and Economics, China and a Master of Business Administration degree from Murdoch University, Australia. She has substantial experience in trading and corporate management.

唐旭東先生，現年四十六歲

為華潤零售（集團）有限公司之總經理，亦為Tactical Solutions Incorporated（TSI）之首席執行官。TSI乃本集團與思捷環球控股有限公司成立之合營公司，以分銷服裝、時裝配飾及化妝品為主。唐先生持有中國遼寧大學工商系學士學位及中國人民大學經濟學碩士學位。他在加入本集團前曾任職於中信集團，並曾替其組建一家合營公司，負責某國際知名皮具品牌在中國獨家總經銷的業務。唐先生並為上海市長寧區政協委員。唐先生於一九九七年十一月加入本集團。

Mr. **TANG XUDONG**, aged 46

is currently the General Manager of China Resources Retail (Group) Company Limited as well as the Chief Executive Officer of Tactical Solutions Incorporated, a joint venture between the Group and Esprit Holdings Limited, specialising in the distribution of apparel, fashion accessories and cosmetics. Mr. Tang holds a Bachelor of Business degree from the Liaoning University, China and a Master of Economics degree from the People's University of China. Prior to joining the Group, Mr. Tang worked for the CITIC Group, responsible for the establishment of a joint venture that was engaged in the sole distribution of a well-known leather products label in China. He is also a member of the Shanghai Changning District's Chinese People's Political Consultative Committee. Mr. Tang joined the Group in November 1997.

企業管治報告
Corporate Governance Report

董事會深知良好而穩固的企業管治結構至為重要，而董事堅信，合理的企業管治常規對本集團的成長是非常重要的。

The Board recognises the importance of a good and solid framework of corporate governance and it is the Directors' firm belief that sensible corporate governance practices are essential to the growth of the Group.

二零零三年十一月，本公司公佈了內部的「企業管治規範及目標」。二零零四年十一月，香港聯交所也頒佈了「企業管治常規守則」（以下簡稱「企業管治守則」），一般適用於二零零五年一月一日或該日後開始的會計年度。企業管治守則詳列良好企業管治的原則及兩個層次的規定，即：

- 守則條文，有關方面期望發行人遵守有關規定，如有任何偏離，則須提出經過考慮的理由；及
- 建議最佳常規，雖然只屬指引性質，但有關方面仍鼓勵發行人遵守有關規定，如有任何偏離，則須提出理由。

In November 2003, the Company released its "Corporate Governance Standards and Objectives". In November 2004, the Hong Kong Stock Exchange issued the "Code on Corporate Governance Practices" ("CG Code") which generally has taken effect for accounting periods commencing on or after 1 January 2005. The CG Code sets out the principles of good corporate governance and two levels of requirements, namely:

- Code Provisions, with which issuers are expected to comply or to give considered reasons for any deviation; and
- Recommended Best Practices, which are for guidance only, save that issuers are encouraged to comply or give reasons for deviation.

聯交所容許發行人按照彼等認為合適的條款自訂企業管治常規，但若有任何偏離企業管治守則之處，則必須提出經過深思熟慮得出的理由。

The Stock Exchange allows issuers to devise their own codes on corporate governance practices on such terms as they may consider appropriate, provided considered reasons are given for any deviation from the Code Provisions in the CG Code.

二零零五年四月八日，董事會通過本公司的「企業管治常規手冊」（以下簡稱「企業管治手冊」），即時生效。

On 8 April 2005, the Board approved the Company's Corporate Governance Practice Manual ("Corporate Governance Manual") with immediate effect.

企業管治手冊除包含差不多所有守則條文外，也包括守則條文的實施細則，並認為恰當時所採納的建議最佳常規。企業管治手冊可在本公司網站下載，也可向公司秘書索取。本公司的非執行董事並無固定任期；本公司正為其董事設計一套切合需要的入職／發展計劃；及於二零零五年初的一段短時間內主席及董事總經理的職位由同一人兼任，除此之外，本公司在其他各方面均遵守企業管治守則的守則條文。本公司在企業管治的多個範疇均超越了上市規則及企業管治守則下的要求。

The Corporate Governance Manual incorporates almost all the Code Provisions and includes the implementation details for the Code Provisions and, where appropriate, the Recommended Best Practices. The Corporate Governance Manual can be downloaded from our website and copies are available on request to the Company Secretary. Apart from the fact that the Company's Non-Executive Directors have no fixed term of office, the Company is in the process of planning a tailored induction/development program for its directors and that the positions for Chairman and Managing Director were occupied by the same person for a short period in early 2005, the Company has complied with the Code Provision in the CG Code in all other respects. The Company has also exceeded the requirements under the Listing Rules and the CG Code in various areas of its corporate governance practices.

在本公司年報內刊載本報告，一方面為回應上市規則的要求；另一方面，為回顧年度編製此報告，乃向股東作出披露，並就本公司的企業管治常規及其發展中的常規，邀請股東發表意見。

Whilst the inclusion of this report in the Company's annual report is made in response to the Listing Rules' requirement, the preparation of such report for the year under review is intended to disclose to our shareholders and to invite their views on the corporate governance practices of the Company and its developing practices.

董事會

董事會代表股東管理本公司事務。董事認為，為股東創造增值以及本著審慎及忠誠行事，乃他們的責任。

提交董事會議決的主要事項包括：

1. 制訂營運策略、審議財務表現與業績以及內部監控系統；

The Board

The Board represents shareholders in managing the Company's affairs. The Directors recognise their responsibilities to enhance shareholder value and to conduct themselves in accordance with their duties of care and loyalty.

The major issues which are brought before the Board for their decisions include:

1. formulation of operational strategies and review of its financial performance and results and its internal control system;

2. 有關本公司主要業務及財政目標的政策；
3. 重大收購、投資、分拆、資產處置或任何重大資本開支；及
4. 向股東作出末期股息建議及宣派任何中期股息。

2. policies relating to key business and financial objectives of the Company;
3. material acquisitions, investments, divestments, disposal of assets or any significant capital expenditure; and
4. recommendation to shareholders on final dividend and the declaration of any interim dividends.

於截至二零零五年十二月三十一日止財政年度，董事會的成員出現兩次變動：

(1) 鍾義先生並無於二零零五年六月二日舉行的股東週年大會上參加董事的重選連任；及
(2) 鄭慕智先生於二零零五年十一月二十一日獲委任為獨立非執行董事。

In the financial year ended 31 December 2005, there were two changes to the membership of the Board:

(1) Mr. Zhong Yi did not offer himself for re-appointment as director at the annual general meeting held on 2 June 2005; and
(2) Mr. Cheng Mo Chi was appointed as an Independent Non-Executive Director on 21 November 2005.

於二零零五年十二月三十一日，董事會共有14名董事，其中6名為非執行董事，而在該6名非執行董事中，4名為獨立董事。繼本公司於二零零六年三月十日宣佈董事會成員的變動後，董事會目前由15名董事組成，包括九名非執行董事，其中四名為獨立董事。

董事會成員之間如有任何關係（包括財務、商業、家族或其他重大或相關關係）均已在本年報披露。主席與董事總經理之間並無上述關係。遵照上市規則的規定，本公司已獲每一位獨立非執行董事發出確認書，確認其獨立於本公司。本公司認為，所有獨立非執行董事均為獨立於本公司的人士。董事芳名及履歷載於本年報第42頁至第45頁。有關資料亦於本公司網站發佈。

As at 31 December 2005, the Board comprised of 14 Directors, 6 of whom are non-executive and 4 out of the 6 Non-Executive Directors are independent. After the changes to the members of the Board as announced by the Company on 10 March 2006, the Board currently comprises of 15 directors including 9 Non-Executive Directors of whom 4 are independent. The relationships (including financial, business, family or other material or relevant relationships), if any, among members of the Board are disclosed in this Annual Report. There is no such relationship as between the Chairman and the Managing Director. Pursuant to the requirements of the Listing Rules, the Company has received written confirmation from each Independent Non-Executive Director confirming his independence to the Company. The Company considers all of the Independent Non-Executive Directors to be independent. The list of Directors and their biographies are set out on pages 42 to 45 of this Annual Report. The information is also published on the Company's website.

我們十分重視獨立非執行董事的經驗與意見，以此作為集團業務方向的有效指引。本公司於二零零五年十一月委任鄭慕智先生為本公司第四名獨立非執行董事，已超出上市規則規定至少須委任三名獨立非執行董事的最低要求。我們的獨立非執行董事之中，具備適當會計資格的有兩位，亦超過上市規則的規定。於委任鄭慕智先生之後，本公司正邁向獨立非執行董事人數佔董事會成員總數至少三分之一的長遠目標。本公司正為新任董事設計一套切合需要的入職計劃，在有需要時亦將為其他董事提供持續發展計劃。本公司已委聘一間律師行為董事設計及推展入職及發展計劃。

The experience and views of our Independent Non-Executive Directors are held in high regard and contribute to the effective direction of the Group. The Company exceeds the minimum requirements under the Listing Rules relating to the appointment of at least three Independent Non-Executive Directors with the appointment of its fourth Independent Non-Executive Director, Mr. Cheng Mo Chi, in November 2005. Two of our Independent Non-Executive Directors have appropriate accounting qualifications, this also exceeds the requirement of the Listing Rules. With the appointment of Mr. Cheng Mo Chi, the Company is moving closer towards its long term goal of maintaining the proportion of its Independent Non-Executive Directors to at least one-third of the total members of the Board. The Company is in the process of planning a tailored induction program for its newly appointed directors and, where necessary, continuing development program for the other directors. The Company has appointed a law firm to design and roll-out the induction and development programs for the Directors.

董事會遵照本公司企業管治手冊的規定，每年最少召開四次全體會議（大約每季召開一次），審議本集團的財務表現、重大課題（不論上市規則有否規定）及其他需要董事會作出決定的事宜。

As required by the Company's Corporate Governance Manual, the full board meets at least 4 times a year at approximately quarterly intervals to review the financial performance of the Group, major issues (whether or not required by the Listing Rules) and also on other occasions when a board decision is required.

董事於二零零五年出席董事會全體會議及主要委員會會議的詳情載於下表：

Details of Directors attendance at full Board meetings and principal Board committee meetings held in 2005 are set out in the following table:

		董事會 Board		審核委員會 Audit Committee	薪酬委員會 Compensation Committee	執行委員會 Executive Committee	財務委員會 Finance Committee	提名委員會 Nomination Committee
		R	S					
非執行董事 Non-Executive Directors								
蔣　偉先生	Mr. Jiang Wei	3	1					
謝勝喜先生	Mr. Xie Shengxi							
獨立非執行董事 Independent Non-Executive Directors								
陳普芬博士	Dr. Chan Po Fun, Peter	4	6	5	2			1
黃大寧先生	Mr. Houang Tai Ninh	4	7	5	2			1
李家祥博士	Dr. Li Ka Cheung, Eric	2	4	4				
鄭慕智先生(1)	Mr. Cheng Mo Chi (1)							
執行董事 Executive Directors								
宋　林先生	Mr. Song Lin	2	3			5	5	
陳樹林先生	Mr. Chen Shulin	4	3			15	5	
喬世波先生	Mr. Qiao Shibo	2	2			13	9	
閻　飈先生	Mr. Yan Biao	3	2		2	15	7	1
姜智宏先生	Mr. Keung Chi Wang, Ralph	4	9		2	11	8	1
劉百成先生	Mr. Lau Pak Shing	1						
王　群先生	Mr. Wang Qun							
鄺文謙先生	Mr. Kwong Man Him	4	6			13		
鍾　義先生(2)	Mr. Zhong Yi (2)					3		
二零零五年度的開會次數： Total No. of meetings held in 2005:		**13**		**5**	**2**	**15**	**9**	**1**

R：例會 Regular Meeting

S：特別會議 Special Meeting

(1) 鄭慕智先生於二零零五年十一月二十一日獲委任為獨立非執行董事，而於其獲委任日期之後再無於二零零五年召開董事會會議。
Mr. Cheng Mo Chi, was appointed as an Independent Non-Executive Director on 21 November 2005 and there was no other board meeting held in 2005 after his date of appointment.

(2) 鍾義先生的董事任期至二零零五年六月二日止，他並無於當日舉行的股東週年大會上參加重選連任。
Mr. Zhong Yi was a director up to 2 June 2005 as he did not offer himself for re-election at the annual general meeting held on that date.

標準守則與道德守則

董事於二零零五年十二月三十一日持有本公司證券權益情況，在本年報第55頁至第79頁的董事會報告中披露。二零零五年四月八日，本公司編制了道德與證券交易守則（以下簡稱「道德守則」），將上市規則附錄十所載標準守則（以下簡稱「標準守則」）包含其內。道德守則內的證券交易禁制及披露規定也適用於可接觸本集團股價敏感資料的個別指定人士，包括本集團高級管理人員及高層人士。我們的道德守則條款的嚴格性，不低於標準守則所要求的標準。經

Model Code and Code of Ethics

The interests in the Company's securities held by the Directors as at 31 December 2005 are disclosed in the Report of the Directors on pages 55 to 79 of this Annual Report. On 8 April 2005, the Company adopted a Code of Ethics and Securities Transactions ("Code of Ethics") which incorporates the Model Code ("Model Code") set out in Appendix 10 of the Listing Rules. The prohibitions on securities dealing and disclosure requirements in our Code of Ethics also apply to specified individuals which include the Group's senior management and persons who are privy to price sensitive information of the Group. Our Code of Ethics is on terms no less exacting than the required standard

本公司查詢後，全體董事已確認截至二零零五年十二月三十一日止的年度內一直遵守道德守則中所列載的指定準則。

set out in the Model Code. All Directors have confirmed, following specific enquiry by the Company, that throughout the year ended 31 December 2005, they complied with the required standard set out in the Code of Ethics.

主席與董事總經理角色的區分

主席及董事總經理的職位分別由宋林先生及陳樹林先生擔任。

宋林先生是在寧高寧先生於二零零四年十二月三十日呈辭之後立即接任主席職務。鑒於宋先生的職務調動，陳樹林先生獲委任為本公司董事總經理，由二零零五年三月八日起生效。

劃分主席及董事總經理的職務可確保主席管理董事會的責任與董事總經理管理本公司業務的責任得到清晰的區分。主席及董事總經理各自的職責已分別詳載在企業管治手冊中。

Separate roles of Chairman and Managing Director

The posts of the Chairman and the Managing Director are held separately by Mr. Song Lin and Mr. Chen Shulin, respectively.

Mr. Song Lin assumed the Chairman's position immediately after the resignation of Mr. Ning Gaoning on 30 December 2004. On realignment of Mr. Song's duties, Mr. Chen Shulin was appointed as the Managing Director of the Company as from 8 March 2005.

The segregation of duties of the Chairman and the Managing Director ensures a clear distinction in the Chairman's responsibility to manage the Board and the Managing Director's responsibility to manage the Company's business. The respective responsibilities of the Chairman and the Managing Director are more fully set out in the Corporate Governance Manual.

委任董事

董事知悉，他們須共同及個別地對股東承擔責任，確保本公司的良好運作與成功經營。董事有責任以良好誠信行事以及尋求本公司之最佳利益，並需擁有適用於本集團業務的足夠才幹與經驗。董事會已成立提名委員會，成員包括三名獨立非執行董事（即黃大寧先生（主席）、陳普芬博士及李家祥博士）及主管人力資源的執行董事。提名委員會的職責包括檢討董事會的結構、人數及組成，並在完成檢討後作出建議，以及評估候選董事的資歷和是否適合任職。提名委員會的建議將提交董事會考慮及視乎情況予以採納。提名委員會的職權範圍列明其職責及工作程序已上載於本公司網站，以供查閱。於二零零五年，提名委員會曾就研究委任新董事而召開一次會議。

所有董事（包括執行董事及非執行董事）均沒有固定任期。董事會認為，指定任期意義不大。董事會擬保持充分的靈活性，以組織一個能夠滿足本集團需求的董事會班子。本公司組織章程細則規定，每年需有三分之一的董事（包括執行董事及非執行董事）退任及每位董事每三年必須退任一次。每年退任的董事，必須為董事會於年內委任的董事，以及自獲選或重選以來在任最長的董事。退任董事可重選連任。

Appointment of Directors

The Directors are aware of their collective and individual responsibilities to its shareholders for the well-being and success of the Company. A director has a duty to act in good faith and best interests of the Company and needs to have sufficient caliber and experience appropriate for the businesses of the Group. The Board has established a Nomination Committee which comprises of three Independent Non-Executive Directors, namely, Mr. Houang Tai Ninh (chairman), Dr. Chan Po Fun, Peter and Dr. Li Ka Cheung, Eric, and the Executive Director responsible for human resources. The duties of the Nomination Committee include reviewing the structure, size and composition of the Board and to make recommendation after such review and to assess the suitability and qualification of any proposed director candidate. The recommendations of the Nomination Committee are then put forward for consideration and adoption, where appropriate, by the Board. The terms of reference of the Nomination Committee which sets out its duties and procedures are available on the Company's website. During 2005, the Nomination Committee met one time to discuss the appointment of new director.

All Directors (including Executive and Non-Executive Directors) are not appointed for a fixed term. The Board does not believe in any arbitrary term of office. The Board would like to retain sufficient flexibility to organise the composition of the Board to service the needs of the Group. The Articles of Association of the Company requires that one-third of the Directors (including Executive and Non-Executive Directors) shall retire each year and every director shall be subject to retirement by rotation at least once every three years. The Directors who are required to retire each year shall be those appointed by the Board during the year and those who have been longest in office since their election or re-election. A retiring Director is eligible for re-election.

董事會授權

雖然董事會於任何時間均須肩負指引及監察本公司的責任，但亦可按如下方式將若干責任下放：

(a) 委員會 — 董事會成立了不同性質的委員會司職本公司若干特定職能。主要的委員會包括執行委員會、財務委員會、審核委員會、提名委員會及薪酬委員會。此等主要委員會的職權範圍列明各自的職責、功能及組成均已詳載於企業管治手冊中，亦已上載本公司的網站，以供查閱；
(b) 董事總經理 — 本公司業務的日常管理工作交由董事總經理處理，而董事總經理則須向董事會負責；及
(c) 若干涉及企業及營運管理的工作在董事會明確界定權責下交由本公司的高層管理人員負責。

Delegation by the Board

While the Board retains at all times full responsibility for guiding and monitoring the Company, certain responsibilities of the Board are delegated as follows:

(a) Committees — various committees have been established by the Board to administer certain specified functions of the Company's affairs. The main committees include: the Executive Committee, the Finance Committee, the Audit Committee, the Nomination Committee and the Compensation Committee. The terms of reference of these main committees which set out, among other things, the duties, functions and composition of these committees are set out in the Corporate Governance Manual and are available on the Company's website;
(b) Managing Director — the day-to-day management of the Company's business is delegated to the Managing Director who is accountable to the Board; and
(c) certain responsibilities of corporate and operating management are delegated to senior management of the Company within the parameters as specified by the Board.

董事及高層管理人員薪酬

本公司的薪酬政策的要旨如下：

- 任何個別人員均不得自行釐定其自身的薪酬；
- 本公司提供的薪酬應與跟本公司競逐人力資源的公司所提供之薪酬大致相若；
- 本公司制訂薪酬政策，應以吸引本集團成功運作所需行政人員留效、策勵行政人員追求適當的增長策略為目標，同時將個別人員的表現考慮在內。除達到上述目標所需要外，本集團應避免付出過高的薪酬；
- 薪酬應反映個別人員的表現、職務的複雜性及責任；及
- 在適當情況下，薪酬方案應包括工資、獎金及購股權，以激勵董事及高層管理人員提升其個人表現。

Remuneration of Directors and senior management

The main elements of the Company's remuneration policy are:

- no individual should determine his or her own remuneration;
- remuneration should be broadly aligned with companies with whom the Company competes for human resources;
- the Company should aim to design policies that attract and retain executives needed to run the Group successfully and to motivate executives to pursue appropriate growth strategies whilst taking into account performance of the individual and the Group shall avoid paying more than necessary for such purpose;
- remuneration should reflect performance, complexity and responsibility of the individual; and
- the remuneration package will be structured to include, where appropriate, salary, bonus and share options to provide incentives to Directors and senior management to improve their individual performance.

薪酬委員會

董事會已成立薪酬委員會，目前成員包括三名獨立非執行董事（即陳普芬博士（主席）、黃大寧先生及李家祥博士）及主管人力資源的董事。薪酬委員會的職責包括就本公司有關其董事及高層管理人員的薪酬政策及架構向董事會提供建議；就發展薪酬政策確立正規及具透明度的程序；以及為全體董事及高層管理人員釐訂薪酬方案。薪酬委員會的職權範圍列明其職責及工作程序已上載於本公司網站，以供查閱。於回顧年度內，薪酬委員會曾就研究及批准董事和高層管理人員的薪酬方案而召開兩次會議。

Compensation Committee

The Board has established a Compensation Committee currently comprised of three Independent Non-Executive Directors, namely, Dr. Chan Po Fun, Peter (Chairman), Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric and the Director responsible for human resources. The duties of the Compensation Committee include making recommendations to the Board on the Company's policy and structure of remuneration of Directors and senior management, establish a formal and transparent procedure for developing policy on remuneration and determine the specific remuneration packages for all directors and senior management. The terms of reference of the Compensation Committee which set out its duties and procedures are available on the Company's website. During the year under review, the Committee met two times to discuss and approve remuneration packages for various Directors and senior management.

問責、審核及內部監控

董事負責監督各財政期間賬目的編製。財務報表的編製與呈列方式，應有助於對本集團的財政狀況與前景作出清晰均衡的評估。

有關本集團各業務單位之財政狀況與前景的定期管理報告由執行委員會審議，以讓董事會在掌握實際情況之下對本公司的業務表現作出評估。

本集團自二零零二年十一月開始發佈季度財務摘要及營運回顧，讓股東評估本集團的經營與表現。

本公司核數師就本公司的財務報表的申報責任聲明已載於第80頁核數師報告內。

審核委員會

董事會已成立審核委員會，目前成員包括三名獨立非執行董事（即李家祥博士（主席）、陳普芬博士及黃大寧先生），其中兩名成員擁有合適的專業資格或具備會計或財務管理方面的相關專長。該委員會並無成員身為本公司前任或現任核數師的職員。上市規則規定審核委員會的大多數成員必須為獨立人士，且其中一人必須具備合適的專業資格；本公司審核委員會的成員已超出上市規則的要求。委員會的現有職權範圍是以香港會計師公會發出的「審核委員會有效運作指引」作為藍本，並採納企業管治常規中的各項原則。

審核委員會的職責包括考慮委任、續任及撤換外聘核數師並向董事會提供建議；審閱本公司的財務資料；及監察本公司的財務申報系統和內部監控程序。於回顧年度，審核委員會曾就（其中包括）審閱本集團的全年及半年業績以及季度財務摘要召開5次會議。

審核委員會已考慮本公司核數師的表現及獨立性。審核委員會得出的結論是為本集團進行非審核服務無損本公司核數師的獨立性。於回顧年度，向本公司核數師支付的核數費約達港幣16,200,000元（二零零四年：約港幣13,600,000元），而就盡職調查及秘書服務等非審核服務所支付的費用則約達港幣533,000元（二零零四年：約港幣3,400,000元）。

Accountability, Audit and Internal Control

The Directors are responsible for overseeing the preparation of the accounts of each financial period. The financial statements are prepared and presented to enable a clear and balanced assessment of its financial position and prospects of the Group.

Regular management reports on the financial position and prospects of each business unit of the Group are reviewed by the Executive Committee to enable the Board to make an informed assessment of the performance of the Company.

Since November 2002, to enable the shareholders to appraise the operations and performance of the Group, the Group has been releasing quarterly financial highlights and operational review.

The statement of the auditors of the Company about their reporting responsibilities on the financial statements is set out in the Report of the Auditors on page 80.

Audit Committee

The Board has established an Audit Committee currently comprised of three Independent Non-Executive Directors, namely, Dr. Li Ka Cheung, Eric (Chairman), Dr. Chan Po Fun, Peter and Mr. Houang Tai Ninh. Two of its members have appropriate professional qualifications or accounting or related financial management expertise. No member of this Committee is a member of the former or existing auditors of the Company. The membership of the Audit Committee has exceeded the Listing Rules' requirement that the majority of its members must be independent and one of whom must have appropriate professional qualifications. The existing terms of reference of the Committee is modeled on "A Guide for Effective Audit Committee" issued by the Hong Kong Institute of Certified Public Accountants and has also adopted the principles set out in the CG Code.

The duties of the Audit Committee include considering and making recommendation to the Board on the appointment, re-appointment and removal of external auditor, review the Company's financial information and oversight of the Company's financial report system and internal control procedure. During the year under review, the Audit Committee met 5 times to, among other things, review the annual and half-yearly results and the quarterly financial highlights of the Group.

The Audit Committee has considered the performance and independence of the auditors of the Company. The Audit Committee concludes that the independence of the auditors of the Company has not been compromised by non-audit services performed for the Group. During the year under review, audit fees paid to the Company's auditors amounted to approximately HK$16.2 million (2004: approximately HK$13.6 million); fees related to non-audit services for due diligence and secretarial service amounted to approximately HK$533,000 (2004: approximately HK$3.4 million).

內部監控

董事會有責任確保公司整體的內部監控系統能充分發揮效用。內審部對系統的有效性進行定期檢討，並向董事總經理、董事會及審核委員會匯報重要的檢討結果。

內審部的職能詳列於企業管治手冊中。

企業傳訊

本公司致力於採取開誠佈公的態度，定期與股東溝通，及向他們作出所需的資料披露。股東必須得到準確與公平的資料披露，方能自行對本集團的經營與表現作出判斷。

根據本公司上述的政策，有關公開披露資料的合理問題，均應獲得合理的回應。就此而言，專責投資者關係職能的企業策劃及發展部，將負責回應這類股東及分析員的查詢。

我們的股東、投資者、新舊夥伴及交易方，也可以從我們的網站獲得有關本公司企業管治常規的資料。任何人士如需網站所載資料的印行本，可致函本公司的公司秘書免費索取。

承董事會命
董事總經理
陳樹林

香港，二零零六年四月六日

Internal Control

The Board has the overall responsibility for maintaining an adequate system of internal controls. The Internal Audit Department has been conducting regular review of the system's effectiveness and reports to the Managing Director, the Board and the Audit Committee on its material findings.

The functions of the Internal Audit Department are set out in full in the Corporate Governance Manual.

Corporate Communication

The Company is committed to a policy of open and regular communication and fair disclosures of information to its shareholders. Accurate and fair disclosures are necessary for shareholders to form their own judgment on the operation and performance of the Group.

Based on the Company's aforesaid policy, legitimate questions arising from generally disclosed information deserves a reasonable reply; the Corporate Planning and Development Department is responsible for investor relations functions and will respond to such shareholders' and analysts' enquiries.

Our website provides our shareholders, investors, existing and prospective partners and counterparties with information on the Company's corporate governance practices. Any party who desires to have hard copies of information maintained at our website may write to the Company Secretary for free copies.

For and on behalf of the Board
CHEN SHULIN
Managing Director

Hong Kong, 6 April 2006

董事會報告
Report of the Directors

董事會全人欣然將截至二零零五年十二月三十一日止年度之報告及經審核財務報告呈列股東覽閱。

The directors have pleasure in presenting to the shareholders their report and the audited financial statements for the year ended 31 December 2005.

主要業務

本公司之主要業務為物業投資及投資控股。其主要附屬公司、共同控制實體及聯營公司之業務刊載於第169頁至第180頁。本集團本年度業績按業務之分析已載於本財務報告附註五內。

Principal Activities

The principal activities of the Company are property investment and investment holding. The activities of its principal subsidiaries and jointly controlled entities and associates are shown on pages 169 to 180. An analysis of the Group's performance for the year by business segments is set out in note 5 to the financial statements.

集團溢利

本集團截至二零零五年十二月三十一日止年度之溢利刊載於第81頁之綜合損益表內。

Group Profit

The consolidated profit and loss account is set out on page 81 and shows the Group's profit for the year ended 31 December 2005.

股息

股東於本年度獲派發中期股息每股普通股港幣13仙，總額達港幣288,382,000元。

董事會建議末期股息每股普通股港幣25仙，約為數港幣579,750,000元，此股息將於二零零六年六月十六日或前後派發予所有於二零零六年五月二十九日登記為普通股持有人之人士。

Dividends

An interim dividend of HK13 cents per ordinary share amounting to HK$288,382,000 was paid to shareholders during the year.

The directors recommend a final dividend of HK25 cents per ordinary share amounting to approximately HK$579,750,000 payable on or about 16 June 2006 to all persons registered as holders of ordinary shares on 29 May 2006.

固定資產

本集團及本公司於本年度內固定資產之變動情況刊載於財務報告附註十五。

Fixed Assets

Movements in the fixed assets of the Group and the Company during the year are set out in note 15 to the financial statements.

物業

本集團擁有之主要物業概要刊載於第181頁至第185頁。

Properties

A schedule of the principal properties of the Group is set out on pages 181 to 185.

股本

本年度之股本變動情況刊載於財務報告附註三十一。

Share Capital

Movements in the share capital during the year are set out in note 31 to the financial statements.

儲備

本集團及本公司之儲備於本年度之變動情況分別刊載於綜合股東權益變動表及財務報告附註三十二。

Reserves

Movements in the reserves of the Group and the Company during the year are set out in the consolidated statement of changes in equity and note 32 to the financial statements respectively.

慈善捐款

本年度內本集團之捐款合共約為港幣114,000元。

Charitable Donations

Donations made by the Group during the year amounted to approximately HK$114,000.

董事

本年度內及至本報告日期董事芳名如下：

主席

宋林先生

董事總經理

陳樹林先生（於二零零五年三月八日獲委任為董事總經理）

副董事總經理

姜智宏先生	
王群先生	（於二零零六年三月十日調任為副董事總經理）
劉百成先生	（於二零零六年三月十日調任為副董事總經理）
鄺文謙先生	（於二零零六年三月十日調任為副董事總經理）

董事

鍾義先生 *（執行董事）*	（於二零零五年六月二日退任）
喬世波先生 *（非執行董事）*	（於二零零六年三月十日調任為非執行董事）
蔣偉先生 *（非執行董事）*	
閻飈先生 *（非執行董事）*	（於二零零六年三月十日調任為非執行董事）
王帥廷先生 *（非執行董事）*	（於二零零六年三月十日獲委任）
謝勝喜先生 *（非執行董事）*	
陳普芬先生 *（獨立非執行董事）*	
黃大寧先生 *（獨立非執行董事）*	
李家祥先生 *（獨立非執行董事）*	
鄭慕智先生 *（獨立非執行董事）*	（於二零零五年十一月二十一日獲委任）

Directors

The directors who held office during the year and up to the date of this report were as follows:

Chairman

Mr. Song Lin

Managing Director

Mr. Chen Shulin (Appointed as Managing Director on 8 March 2005)

Deputy Managing Directors

Mr. Keung Chi Wang, Ralph	
Mr. Wang Qun	(Re-designated as Deputy Managing Director on 10 March 2006)
Mr. Lau Pak Shing	(Re-designated as Deputy Managing Director on 10 March 2006)
Mr. Kwong Man Him	(Re-designated as Deputy Managing Director on 10 March 2006)

Directors

Mr. Zhong Yi *(Executive Director)*	(Retired on 2 June 2005)
Mr. Qiao Shibo *(Non-executive Director)*	(Re-designated as non-executive director on 10 March 2006)
Mr. Jiang Wei *(Non-executive Director)*	
Mr. Yan Biao *(Non-executive Director)*	(Re-designated as non-executive director on 10 March 2006)
Mr. Wang Shuaiting *(Non-executive Director)*	(Appointed on 10 March 2006)
Mr. Xie Shengxi *(Non-executive Director)*	
Mr. Chan Po Fun, Peter *(Independent Non-executive Director)*	
Mr. Houang Tai Ninh *(Independent Non-executive Director)*	
Mr. Li Ka Cheung, Eric *(Independent Non-executive Director)*	
Mr. Cheng Mo Chi *(Independent Non-executive Director)*	(Appointed on 21 November 2005)

董事(續)

根據本公司組織章程細則第一百一十條規定，宋林先生、陳樹林先生、姜智宏先生、鄺文謙先生、黃大寧先生及李家祥先生依章輪席告退並具資格連任。

根據本公司組織章程細則第一百一十五條規定，鄭慕智先生及王帥廷先生依章輪席告退並具資格連任。

董事之服務合約

董事概無與本公司或其任何附屬公司簽訂任何僱用公司不可於一年內免付補償(法定補償除外)而予以終止之服務合約。

董事之合約權益

本公司董事並無在本公司、其附屬公司、其控股公司或其母公司集團之附屬公司所訂立，且於年結日或本年度內任何時間仍然生效之任何重大合約上，直接或間接擁有任何重大權益。

董事及高層管理人員之簡歷

董事及高層管理人員簡歷刊載於第42頁至第47頁。

購股權計劃

於年內，本公司設立購股權計劃，旨在提高參與者對本公司之承擔，致力實踐本公司之目標(「新計劃」)。除此以外，根據本公司一項已於二零零二年一月三十一日終止但於當日仍然生效的購股權計劃，仍然持有若干份購股權尚未行使(「舊計劃」)。

Directors (continued)

In accordance with Article 110 of the Company's Articles of Association, Mr. Song Lin, Mr. Chen Shulin, Mr. Keung Chi Wang, Ralph, Mr. Kwong Man Him, Mr. Houang Tai Ninh and Mr. Li Ka Cheung, Eric shall retire by rotation and are eligible for re-election.

In accordance with Article 115 of the Company's Article of Association, Mr. Cheng Mo Chi and Mr. Wang Shuaiting shall retire and are eligible for re-election.

Directors' Service Contracts

None of the directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation, other than statutory compensation.

Directors' Interest in Contracts

No contracts of significance to which the Company, its subsidiaries, its holding companies or its fellow subsidiaries were a party and in which a director of the Company had a material interest, either directly or indirectly, subsisted at the end of the year or at any time during the year.

Biographical Details of Directors and Senior Management

Biographical details of directors and senior management are set out on pages 42 to 47.

Share Option Schemes

During the year, the Company operates a share option scheme for the purpose of promoting additional commitment and dedication to the objectives of the Company by the participants (the "New Scheme"). In addition, certain outstanding share options were still held under a share option scheme which subsisted until 31 January 2002 and was terminated on 31 January 2002 (the "Old Scheme").

購股權計劃(續)

新計劃於二零零二年一月三十一日獲股東在股東大會上批准，其後於二零零四年八月二十日獲股東通過普通決議案修訂。新計劃將於二零一二年一月三十一日屆滿。本公司董事會可向合資格參與者授出購股權，該等合資格參與者包括本集團之僱員、執行或非執行董事(或獲建議委任之人士)、由本集團之任何僱員、執行或非執行董事所設立的酌情信託之信託體、本集團之專家顧問、專業顧問及其他顧問之行政人員和僱員(或獲建議委任之人士)、本公司最高行政人員或主要股東、本集團之聯營公司、本公司之董事、最高行政人員及主要股東的聯繫人、及主要股東的僱員及(倘若主要股東是公司)主要股東的附屬公司的僱員。

在當時有效的香港聯合交易所有限公司證券上市規則(「上市規則」)的規定下，行使價應為董事會按完全酌情權釐定的價格。兩個計劃的每位參與者可獲之最高數目(包括授予本公司董事、最高行政人員或主要股東或彼等各自之任何聯繫人之購股權)，相當於當時實行的上市規則所准許的上限。新計劃的計劃授權限額獲股東於二零零四年八月二十日舉行的股東特別大會通過普通決議案更新及重續，該項決議案批准進一步授出購股權，可認購最多達210,462,321股股份，即於上述日期已發行股份的10%。截至本報告發出當日為止，根據新計劃可授出的購股權若全數被行使可發行之股份總數達158,758,321股，約佔本公司已發行股本之6.84%。

購股權一般於緊隨授出之日起計十年內全部賦予或行使，或於接納授出購股權後最長為四年之期限內賦予。

除下文所披露者外，於本年度內，本公司之董事或其聯繫人、僱員及購股權計劃其他參與者，均未曾獲授(或獲授超出個人上限之)或曾行使其他購股權，及並無其他購股權根據有關購股權計劃之條款遭註銷或失效。

Share Option Schemes (continued)

The New Scheme was approved by the shareholders in general meeting on 31 January 2002, which is subsequently amended on 20 August 2004 by ordinary resolution passed by shareholders, and shall expire on 31 January 2012. The board of directors of the Company may grant options to eligible participants including employees, executive or non-executive directors of the Group (or persons proposed to be appointed as such), any discretionary object of a discretionary trust established by any employee, executive or non-executive directors of the Group (or persons proposed to be appointed as such), any executives and employees of consultants, professional and other advisors to the Group (or persons proposed to be appointed as such), chief executive, substantial shareholder of the Company, associated companies of the Group, associates of director, chief executive and substantial shareholder of the Company, and employees of substantial shareholder and where a substantial shareholder is a company, employees of subsidiaries of a substantial shareholder.

Subject to the requirements of the prevailing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), the exercise price shall be such price determined by the board of directors at its absolute discretion. The maximum entitlement of each participant under the scheme (including options to be granted to the directors, chief executive or substantial shareholder of the Company, or any of their respective associates) is equivalent to the maximum limit permitted under the prevailing Listing Rules. The scheme mandate limit under the New Scheme was refreshed and renewed by ordinary resolution passed by the shareholders at an extraordinary general meeting held on 20 August 2004 which enabled the grant of further share options to subscribe up to 210,462,321 shares representing 10% of the shares in issue as at the said date. As at the date of this report, the total number of shares available for issue upon exercise of all options which may be granted under the New Scheme is 158,758,321 shares and represent 6.84% of the issued share capital of the Company.

Share options are generally either fully vested and exercisable within a period of 10 years immediately after the date of grant or are vested over a period of time up to a maximum of four years after the acceptance of a grant.

Save as disclosed below, no share options have been granted (or granted in excess of individual limit), exercised, cancelled or lapsed in accordance with the terms of the relevant share option scheme during the year in relation to each of the directors or their respective associates, employees, and other participants of the share option scheme.

(甲) 董事或其聯繫人

於二零零五年十二月三十一日，下列董事持有根據本公司舊計劃及新計劃授出可認購股份的購股權權益。根據該兩項計劃，董事持有的購股權如下：

(a) Directors or their associates

As at 31 December 2005 the following directors had interests in respect of options to subscribe for shares granted under the Old Scheme and the New Scheme of the Company. Share options held by directors granted under such schemes are set out below:

				購股權數目[1] Number of share options[1]						本公司股份價格[2] Price of Company's shares[2]	
董事姓名	Name of director	授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零五年一月一日尚未行使 Outstanding at 1/1/2005	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零五年十二月三十一日尚未行使 Outstanding at 31/12/2005	已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
執行及非執行董事	**Executive and Non-Executive Directors**										
宋林	Song Lin	20/06/2000	7.19	200,000*	–	–	–	–	200,000*	–	N/A [5]
		07/02/2002	7.17	2,000,000	–	–	–	–	2,000,000	–	N/A [5]
		14/01/2004	9.72	2,500,000	–	–	–	–	2,500,000	–	N/A [5]
陳樹林	Chen Shulin	21/11/2000	7.08	1,186,000	–	–	–	–	1,186,000	–	N/A [5]
		07/02/2002	7.17	1,326,000	–	–	–	–	1,326,000	–	N/A [5]
		14/01/2004	9.72	2,000,000	–	–	–	–	2,000,000	–	N/A [5]
		02/06/2004	9.55	1,500,000	–	–	–	–	1,500,000	–	N/A [5]
姜智宏	Keung Chi Wang, Ralph	20/06/2000	7.19	1,400,000	–	–	–	–	1,400,000	–	N/A [5]
		07/02/2002	7.17	500,000	–	–	–	–	500,000	–	N/A [5]
		14/01/2004	9.72	216,000	–	–	–	–	216,000	–	N/A [5]
		02/06/2004	9.55	850,000	–	–	–	–	850,000	–	N/A [5]
王群	Wang Qun	20/06/2000	7.19	400,000	–	–	–	–	400,000	–	N/A [5]
		07/02/2002	7.17	400,000	–	–	–	–	400,000	–	N/A [5]
劉百成	Lau Pak Shing	20/06/2000	7.19	1,000,000	–	–	–	–	1,000,000	–	N/A [5]
		14/01/2004	9.72	500,000	–	–	–	–	500,000	–	N/A [5]
		02/06/2004	9.55	1,000,000	–	–	–	–	1,000,000	–	N/A [5]
鄺文謙	Kwong Man Him	07/02/2002	7.17	2,000,000	–	–	–	–	2,000,000	–	N/A [5]
		14/01/2004	9.72	222,000	–	–	–	–	222,000	–	N/A [5]
		02/06/2004	9.55	772,000	–	–	–	–	772,000	–	N/A [5]
鍾義(於二零零五年六月二日退任)	Zhong Yi (Retired on 02/06/2005)	02/06/2004	9.55	300,000	–	–	–	–	300,000	–	N/A [5]
		22/07/2004	9.80	800,000	–	–	–	–	800,000	–	N/A [5]
喬世波	Qiao Shibo	07/02/2002	7.17	1,800,000	–	–	–	–	1,800,000	–	N/A [5]
		14/01/2004	9.72	2,000,000	–	–	–	–	2,000,000	–	N/A [5]
蔣偉	Jiang Wei	08/03/2002	7.50	600,000	–	–	–	–	600,000	–	N/A [5]
閻飈	Yan Biao	20/06/2000	7.19	3,000,000	–	–	–	–	3,000,000	–	N/A [5]
		07/02/2002	7.17	1,000,000	–	–	–	–	1,000,000	–	N/A [5]
謝勝喜	Xie Shengxi	08/03/2002	7.50	380,000	–	200,000	–	–	180,000	–	13.700
小計	Sub-total			29,852,000	–	200,000	–	–	29,652,000	–	N/A [5]
獨立非執行董事	**Independent Non-executive Directors**										
陳普芬	Chan Po Fun, Peter	02/06/2004	9.55	200,000	–	–	–	–	200,000	–	N/A [5]
黃大寧	Houang Tai Ninh	02/06/2004	9.55	200,000	–	–	–	–	200,000	–	N/A [5]
李家祥	Li Ka Cheung, Eric	02/06/2004	9.55	200,000	–	–	–	–	200,000	–	N/A [5]
小計	Sub-total			600,000	–	–	–	–	600,000	–	–
合計	Total			30,452,000	–	200,000	–	–	30,252,000	–	–

* 根據《證券及期貨條例》第三百四十四條，宋林先生被視為擁有本公司授予其配偶之200,000股普通股購股權之權益。

* By virtue of Section 344 of the Securities and Futures Ordinance ("SFO"), Mr. Song Lin is deemed to be interested in the share option for 200,000 ordinary shares granted by the Company to his spouse.

(乙) 僱員及其他參與者

除所有非執行董事外，本公司之所有董事均為本集團之僱員，彼等持有之購股權總數已於上文(甲)段披露。以下是本集團僱員(不包括本公司董事)及其他參與者獲授出購股權的概況。

(b) Employees and other participants

Except for all non-executive directors, all directors of the Company are employees of the Group and details of share options held by them are disclosed in paragraph (a) above. Summary of share options granted to employees of the Group (other than directors of the Company) and other participants are set out below.

(i) 僱員(不包括本公司董事)

(i) Employees (other than directors of the Company)

		購股權數目[1] Number of share options[1]						本公司股份價格[2] Price of Company's shares[2]	
授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零五年一月一日尚未行使 Outstanding at 1/1/2005	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零五年十二月三十一日尚未行使 Outstanding at 31/12/2005	已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
舊計劃 Old Scheme									
20/06/2000	7.19	6,061,000	N/A[3]	3,916,000	–	–	2,145,000	–	11.635
21/11/2000	7.08	2,967,000	N/A[3]	754,000	–	–	2,213,000	–	12.232
小計 Sub-total		9,028,000	N/A[3]	4,670,000	–	–	4,358,000		
新計劃 New Scheme									
07/02/2002	7.17	10,612,000	–	5,124,000	–	–	5,488,000	–	11.784
19/04/2002	7.40	7,204,000	–	3,554,000	–	–	3,650,000	–	12.606
23/05/2002	8.90	106,000	–	92,000	–	–	14,000	–	11.326
02/08/2002	8.32	5,870,000	–	1,936,000	–	100,000	3,834,000	–	11.849
07/11/2002	7.70	1,790,000	–	38,000	–	–	1,752,000	–	12.242
24/01/2003	7.25	1,182,000	–	576,000	–	28,000	578,000	–	11.918
14/04/2003	6.29	6,808,000	–	2,790,000	–	50,000	3,968,000	–	12.311
01/08/2003	7.10	1,070,000	–	410,000	–	–	660,000	–	11.873
08/10/2003	8.90	2,888,000	–	945,000	–	282,000	1,661,000	–	11.215
02/12/2003	9.00	1,360,000	–	290,000	–	–	1,070,000	–	12.664
14/01/2004	9.72	39,003,000	–	6,520,000	–	958,000	31,525,000	–	12.244
20/04/2004	9.89	5,600,000	–	384,000	–	–	5,216,000	–	12.725
25/05/2004	9.15	35,856,000	–	11,251,000	–	162,000	24,443,000	–	12.493
22/07/2004	9.80	2,000,000	–	1,210,000	–	–	790,000	–	11.888
04/10/2004	10.35	49,680,000	–	3,900,000	–	316,000	45,464,000	–	13.194
17/01/2005	11.40	–	1,750,000	70,000	–	100,000	1,580,000	11.150	12.250
22/07/2005	12.50	–	960,000	–	–	–	960,000	11.950	N/A[5]
小計 Sub-total		171,029,000	2,710,000	39,090,000	–	1,996,000	132,653,000	–	

(乙) 僱員及其他參與者(續)
(b) Employees and other participants (continued)

(ii) 其他參與者
(ii) Other Participants

		購股權數目[1] Number of share options [1]						本公司股份價格[2] Price of Company's shares[2]	
授出日期 Date of grant	行使價 港幣元 Exercise price HK$	於二零零五年一月一日尚未行使 Outstanding at 1/1/2005	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零五年十二月三十一日尚未行使 Outstanding at 31/12/2005	已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
新計劃 New Scheme									
05/03/2002	7.35	19,624,000	–	7,816,000	–	322,000	11,486,000	–	12.243
23/05/2002	8.90	30,000	–	–	–	–	30,000	–	N/A[5]
14/04/2003	6.29	620,000	–	372,000	–	–	248,000	–	12.311
22/07/2004	9.80	300,000	–	300,000	–	–	–	–	11.888
小計 Sub-total		20,574,000	–	8,488,000	–	322,000	11,764,000		

1. 購股權數目指購股權所涉及之本公司相關股份。

1. Number of share options refers to the number of underlying shares in the Company covered by the share options.

2. 就已授出購股權所披露之本公司股份價格，為緊接購股權各自授出日期前一個交易日，股份在香港聯合交易所有限公司(「聯交所」)所報之收市價。就年內已行使購股權所披露之本公司股份價格，為緊接購股權行使日期前，股份於聯交所所報之收市價之加權平均數。

   就已授予購股權而採納的會計政策刊載於財務報告附註二巳內。

2. The price of the Company's shares disclosed for options granted is the closing price quoted on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the trading day immediately before the date of the grant of the respective options. The price of the Company's shares disclosed for the options exercised during the year is the weighted average of the closing prices quoted on the Stock Exchange immediately before the date of exercise of options.

   The accounting policy adopted for the share options granted is set out in note 2P to the financial statements.

3. 舊計劃已於二零零二年一月三十一日予以終止，自此以後，本公司概無根據舊計劃授出任何購股權。

3. The Old Scheme was terminated on 31 January 2002, and therefore no options have been granted under the Old Scheme since then.

4. 上文所述已授出之購股權全部將於授出日期後滿十年之日屆滿，而每次授出購股權之代價為港幣1元。

4. All the share options granted as mentioned above will expire on the date falling ten years from the date of grant and consideration for each grant is HK$1.00.

5. 由於授出之有關購股權於回顧年度內並無行使，故披露價格規定並不適用。

5. As the relevant share options granted have not been exercised during the year under review, no price disclosure is applicable.

6. 購股權一般為一次全數歸屬，於授出日期後即可行使；或分為五批歸屬，可由授出日期起計四年內行使。

6. Share options are generally either fully vested and exercisable immediately after the date of grant or vested in five tranches and exercisable over a period of 4 years from date of grant.

董事之證券權益

於二零零五年十二月三十一日，本公司董事及最高行政人員於本公司及其相聯法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及債券中擁有須根據《證券及期貨條例》第XV部第七及第八分部知會本公司及聯交所的權益及淡倉（包括根據《證券及期貨條例》的條文規定被列為或視作擁有的權益及淡倉），或須根據《證券及期貨條例》第三百五十二條規定將會或已經記錄在該條規定須予存置的登記冊內的權益及淡倉，或根據上市規則所載《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益及淡倉如下：

Directors' Interests in Securities

As at 31 December 2005, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the directors and chief executive of the Company are taken or deemed to have under such provisions of the SFO, or which are required to be and are recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, were as follows:

(甲) 於本公司已發行普通股及相關股份中擁有的權益

(a) Interests in issued ordinary shares and underlying shares of the Company

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	相關股份數目[1] Number of underlying shares[1]	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
宋林 Song Lin	好倉 Long position	200,000[3]	200,000[3]	0.22
	好倉 Long position	–	4,500,000	
陳樹林 Chen Shulin	好倉 Long position	–	6,012,000	0.27
姜智宏 Keung Chi Wang, Ralph	好倉 Long position	–	2,966,000	0.13
王群 Wang Qun	好倉 Long position	40,000	800,000	0.04
劉百成 Lau Pak Shing	好倉 Long position	–	2,500,000	0.11
鄺文謙 Kwong Man Him	好倉 Long position	–	2,994,000	0.13
喬世波 Qiao Shibo	好倉 Long position	–	3,800,000	0.17

董事之證券權益(續)

(甲) 於本公司已發行普通股及相關股份中擁有的權益(續)

Directors' Interests in Securities (continued)

(a) Interests in issued ordinary shares and underlying shares of the Company (continued)

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	相關股份數目[1] Number of underlying shares[1]	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
蔣偉 Jiang Wei	好倉 Long position	–	600,000	0.03
閻飈 Yan Biao	好倉 Long position	900,000	4,000,000	0.22
謝勝喜 Xie Shengxi	好倉 Long position	200,000	180,000	0.02
陳普芬 Chan Po Fun, Peter	好倉 Long position	336,000	200,000	0.03
	好倉 Long position	170,000[4]		
黃大寧 Houang Tai Ninh	好倉 Long position	–	200,000	0.01
李家祥 Li Ka Cheung, Eric	好倉 Long position	–	200,000	0.01

1. 指上文「購股權計劃」一節詳述已授出購股權所涉及的本公司相關股份，該等購股權是屬於非上市以實物交收的股本衍生工具。
2. 指本公司股份及相關股份中的好倉總數佔本公司於二零零五年十二月三十一日之已發行股本總數的百分比。
3. 宋林先生被視為擁有其配偶之200,000股普通股及200,000股相關股份之權益。
4. 該權益由陳普芬先生擁有88.25%已發行股本之公司持有。
5. 除附註3及4另有所指者外，本報告內披露之權益由各董事以實益擁有人之身份持有。

1. This refer to underlying shares of the Company covered by share options granted as detailed above under the section headed "Share Option Schemes", such options being unlisted physically settled equity derivatives.
2. This represents the percentage of the aggregate long positions in shares and underlying shares of the Company to the total issued share capital of the Company as at 31 December 2005.
3. Mr. Song Lin was deemed to be interested in the 200,000 ordinary shares and 200,000 underlying shares through interests of his spouse.
4. Such interest is held by a company of which Mr. Chan Po Fun, Peter is interested in 88.25% of its issued share capital.
5. Save as otherwise specified under note 3 and 4, interests disclosed hereunder are being held by each director in his capacity as beneficial owner.

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益

同日，若干位董事擁有相聯法團(定義見《證券及期貨條例》)的已發行普通股及根據購股權計劃所授出可認購股份之購股權中擁有權益，該等購股權是屬於非上市以實物交收的股本衍生工具：

(i) 於一間相聯法團－華潤置地有限公司(「華潤置地」)已發行普通股及根據華潤置地購股權計劃尚未行使購股權之權益：

(b) Interest in issued ordinary shares and underlying shares of *associated corporations*

As at the same date, certain directors had interests in the issued ordinary shares and underlying shares covered by options granted under the share option schemes of associated corporations (within the meaning of SFO), such options being unlisted physically settled equity derivatives:

(i) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Land Limited ("CR Land"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[3] Aggregate Percentage of interest[3] (%)
宋林 Song Lin	好倉 Long position	–	900,000	1.230	01/06/2005[2]	0.03
陳樹林 Chen Shulin	好倉 Long position	–	700,000	1.230	01/06/2005[2]	0.03
姜智宏 Keung Chi Wang, Ralph	好倉 Long position	–	2,000,000	4.592	27/06/1997[2]	0.12
	好倉 Long position	–	1,300,000	0.990	20/07/2000[2]	
劉百成 Lau Pak Shing	好倉 Long position	–	500,000	1.270	02/06/2005[3]	0.02
喬世波 Qiao Shibo	好倉 Long position	–	700,000	1.230	01/06/2005[2]	0.03
蔣偉 Jiang Wei	好倉 Long position	–	720,000	1.590	04/03/2002[2]	0.05
	好倉 Long position	–	700,000	1.230	01/06/2005[2]	

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

(b) Interest in issued ordinary shares and underlying shares of associated corporations

董事姓名 Name of Directors	好倉/淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[3] Aggregate Percentage of interest[3] (%)
閻飈 Yan Biao	好倉 Long position	–	2,300,000	4.592	27/06/1997[2]	0.19
	好倉 Long position	–	2,400,000	0.990	20/07/2000[2]	
	好倉 Long position	–	700,000	1.270	02/06/2005[2]	
謝勝喜 Xie Shengxi	好倉 Long position	–	460,000	1.590	04/03/2002[2]	0.03
	好倉 Long position	–	500,000	1.230	01/06/2005[4]	

1. 購股權數目指購股權所涉及的華潤置地相關股份總數。
2. 華潤置地於二零零二年三月四日,二零零五年六月一日及二零零五年六月二日授出的購股權可自授出之日起計十年期間內行使。除此以外,上述所有其他購股權之屆滿日期均為二零零七年五月二十七日。上述每次授出的代價均為港幣1元。
3. 購股權分四期賦予,可由二零零六、二零零七、二零零八及二零零九年六月二日至二零一五年六月一日止期間行使。授出的代價為港幣1元。
4. 購股權分四期賦予,可由二零零六、二零零七、二零零八及二零零九年六月一日至二零一五年五月三十一日止期間行使。授出的代價為港幣1元。
5. 指好倉所涉及的華潤置地股份及相關股份總數佔華潤置地於二零零五年十二月三十一日之已發行股本總數的百分比。
6. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

1. The number of share options refers to the number of underlying shares of CR Land covered by the share options.
2. Except for options granted by CR Land on 4 March 2002, 1 June 2005 and 2 June 2005 which are exercisable within a period of 10 years from the date of grant, the expiry date for all other share options mentioned above is 27 May 2007. Consideration for each of the grants mentioned above is HK$1.00.
3. Options are vested in four tranches and exercisable on 2 June 2006, 2007, 2008 and 2009 to 1 June 2015. Consideration for the grant is HK$1.00.
4. Options are vested in four tranches and exercisable on 1 June 2006, 2007, 2008 and 2009 to 31 May 2015. Consideration for the grant is HK$1.00
5. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Land to the total issued share capital of CR Land as at 31 December 2005.
6. All interests disclosed above are being held by each director in his capacity as beneficial owner.

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

(ii) 於一間相聯法團－華潤勵致有限公司(「華潤勵致」)已發行普通股及根據華潤勵致購股權計劃尚未行使購股權之權益：

(b) Interest in issued ordinary shares and underlying shares of associated corporations (continued)

(ii) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Logic Limited ("CR Logic"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
宋林 Song Lin	好倉 Long position	3,600,000	6,900,000	0.590	21/09/2000[3]	0.47
	好倉 Long position		2,000,000	0.906	13/01/2004[3]	
蔣偉 Jiang Wei	好倉 Long position	–	720,000	0.820	09/04/2002[4]	0.03
閻飈 Yan Biao	好倉 Long position	–	6,000,000	0.790	04/12/2001[3]	0.23
謝勝喜 Xie Shengxi	好倉 Long position	–	450,000	0.820	09/04/2002[4]	0.02

1. 購股權數目指購股權所涉及的華潤勵致相關股份總數。
2. 指好倉所涉及的華潤勵致股份及相關股份總數佔華潤勵致於二零零五年十二月三十一日之已發行股本總數的百分比。
3. 購股權可於授出有關購股權日期起計十年期間內行使。
4. 購股權或全部隨即賦予並由二零零二年四月九日起至二零一二年四月八日止期間行使，或分為四期賦予，可由二零零二年四月九日、二零零三年、二零零四年及二零零五年一月一日至二零一二年四月八日止期間行使。上述每次授出的代價為港幣1元。
5. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

1. The number of share options refers to the number of underlying shares of CR Logic covered by the share options.
2. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Logic to the total issued share capital of CR Logic as at 31 December 2005.
3. Options are exercisable within a period of 10 years from the date of grant of the relevant options.
4. Options are either vested immediately and exercisable from 9 April 2002 to 8 April 2012 or vested in four tranches and exercisable on 9 April 2002, 1 January 2003, 2004 and 2005 to 8 April 2012. Consideration for each of the grants mentioned above is HK$1.00.
5. All interests disclosed above are being held by each director in his capacity as beneficial owner.

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

(iii) 於一間相聯法團－華潤水泥控股有限公司(「華潤水泥」)已發行普通股及根據華潤水泥購股權計劃尚未行使購股權之權益：

(b) Interest in issued ordinary shares and underlying shares of associated corporations (continued)

(iii) Interests in issued ordinary shares and options outstanding under the share option scheme of an associated corporation, China Resources Cement Holdings Limited ("CR Cement"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[4] Aggregate percentage of interest[4] (%)
姜智宏 Keung Chi Wang, Ralph	好倉 Long position	–	800,000	2.325	05/12/2003[2]	0.21
王群 Wang Qun	好倉 Long position	4,000	–	–	–	0.001
鄺文謙 Kwong Man Him	好倉 Long position	–	300,000	2.325	05/12/2003[2]	0.08
喬世波 Qiao Shibo	好倉 Long position	–	3,000,000	2.325	05/12/2003[2]	1.00
	好倉 Long position	–	800,000	1.660	16/12/2004[3]	
閻飈 Yan Biao	好倉 Long position	90,000	–	–	–	0.02
陳普芬 Chan Po Fun, Peter	好倉 Long position	50,600[5]	–	–	–	0.01

1. 購股權數目指購股權所涉及的華潤水泥相關股份總數。
2. 購股權分五期授出，每期百分之二十，可由授出日期首個週年起計，於授出日期每一週年授出，全部購股權將於二零一三年十二月五日屆滿。上述每次授出的代價為港幣1元。
3. 購股權分四期授出，每期百分之二十五，可由授出日期首個週年起計，於授出日期每一週年授出，全部購股權將於二零一四年十二月十六日屆滿。上述每次授出的代價為港幣1元。

1. The number of share options refers to the number of underlying shares of CR Cement covered by the share options.
2. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options expire on 5 December 2013. Consideration for each of the grants mentioned above is HK$1.00.
3. Options are vested in 4 tranches of 25% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options expire on 16 December 2014. Consideration for each of the grants mentioned above is HK$1.00.

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

(b) Interest in issued ordinary shares and underlying shares of associated corporations (continued)

4. 指好倉所涉及的華潤水泥股份及相關股份總數佔華潤水泥於二零零五年十二月三十一日之已發行股本總數的百分比。

5. 在該等50,600股股份當中，17,000股股份由陳普芬先生擁有88.25%已發行股本之公司持有。

6. 除附註5另有所指之外，上文披露之所有其他權益由各董事以實益擁有人身份持有。

4. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Cement to the total issued share capital of CR Cement as at 31 December 2005.

5. Out of these 50,600 shares, 17,000 shares are held by a company of which Mr. Chan Po Fun, Peter is interested in 88.25% of its issued share capital.

6. Save as otherwise specified in note 5, all other interests disclosed above are being held by each director in his capacity as beneficial owner.

(iv) 於一間相聯法團－華潤電力控股有限公司(「華潤電力」)已發行普通股及根據華潤電力購股權計劃尚未行使購股權之權益：

(iv) Interests in issued ordinary shares and options outstanding under the share option scheme of an associated corporation, China Resources Power Holdings Company Limited ("CR Power"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[4] Aggregate percentage of interest[4] (%)
宋林 Song Lin	好倉 Long position	–	2,000,000	2.80	12/11/2003[2]	0.08
			900,000	3.99	18/03/2005[3]	
陳樹林 Chen Shulin	好倉 Long position	–	600,000	2.80	12/11/2003[2]	0.03
			500,000	3.99	18/03/2005[3]	
王群 Wang Qun	好倉 Long position	–	500,000	2.80	12/11/2003[2]	0.01
劉百成 Lau Pak Shing	好倉 Long position	–	500,000	2.80	12/11/2003[2]	0.01

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

(b) Interest in issued ordinary shares and underlying shares of associated corporations (continued)

董事姓名 Name of Directors	好倉/淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[4] Aggregate percentage of interest[4] (%)
喬世波	好倉	–	600,000	2.80	12/11/2003[2]	0.03
Qiao Shibo	Long position		500,000	3.99	18/03/2005[3]	
		–	30,000[5]	2.80	12/11/2003[2]	
蔣偉	好倉	–	1,000,000	2.80	12/11/2003[2]	0.04
Jiang Wei	Long position		600,000	3.99	18/03/2005[3]	
閻飈	好倉	–	600,000	2.80	12/11/2003[2]	0.03
Yan Biao	Long position		400,000	3.99	18/03/2005[3]	
謝勝喜	好倉	–	400,000	2.80	12/11/2003[2]	0.02
Xie Shengxi	Long position		300,000	3.99	18/03/2005[3]	

1. 購股權數目指購股權所涉及的華潤電力相關股份總數。
2. 購股權分五期授出，每期百分之二十，可由授出日期首個週年起計，於授出日期每一週年授出，全部購股權將於二零一三年十月六日屆滿。上述每次授出的代價為港幣1元。
3. 購股權分五期授出，每期百分之二十，可由授出日期首個週年起計，於授出日期每一週年授出，全部購股權將於二零一五年三月十八日屆滿。上述每次授出的代價為港幣1元。
4. 指好倉所涉及的華潤電力股份及相關股份總數佔華潤電力於二零零五年十二月三十一日之已發行股本總數的百分比。
5. 喬世波先生被視為擁有其配偶之30,000股相關股份之權益。
6. 除附註5另有所指之外，上文披露之所有其他權益由各董事以實益擁有人身份持有。

1. The number of share options refers to the number of underlying shares of CR Power covered by the share options.
2. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options expire on 6 October 2013. Consideration for each of the grants mentioned above is HK$1.00.
3. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options expire on 18 March 2015. Consideration for each of the grants mentioned above is HK$1.00.
4. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Power to the total issued share capital of CR Power as at 31 December 2005.
5. Mr. Qiao Shibo was deemed to be interested in the 30,000 underlying shares through interests of his spouse.
6. Save as otherwise specified in note 5, all other interests disclosed above are being held by each director in his capacity as beneficial owner.

擁有須具報權益的股東

於二零零五年十二月三十一日，除上文所披露的權益及淡倉外，以下人士於本公司的股份及相關股份中擁有須根據《證券及期貨條例》第XV部第二及第三分部向本公司披露或已記錄在本公司須存置的登記冊內的權益或淡倉：

Shareholders with notifiable interests

As at 31 December 2005, other than the interests and short positions as disclosed above, the following persons have interests or short positions in the shares and underlying shares of the Company as fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company:

持有權益方名稱	Name of interested party	持有權益方被視為擁有之股份數目 Number of shares in which the interested party is deemed to have interests	持股量百分比 Percentage of shareholding (%)
中國華潤總公司(「華潤總公司」)	China Resources National Corporation ("CRNC")	1,218,358,380	54.55
華潤股份有限公司(附註1)	China Resources Co., Limited (Note 1)	1,218,358,380	54.55
CRC Bluesky Limited(附註1)	CRC Bluesky Limited (Note 1)	1,218,358,380	54.55
華潤(集團)有限公司(「華潤集團」)(附註1)	China Resources (Holdings) Company Limited ("CRH") (Note 1)	1,218,358,380	54.55
澳洲聯邦銀行(附註2)	Commonwealth Bank of Australia (Note 2)	178,135,767	7.98
J.P. Morgan Chase & Co.(附註3)	J.P. Morgan Chase & Co. (Note 3)	134,198,794	6.01

附註：

1. 華潤集團為CRC Bluesky Limited的全資附屬公司，而CRC Bluesky Limited為華潤股份有限公司全資擁有的公司，而華潤股份有限公司則由華潤總公司持有99.98%權益。

2. 根據《證券及期貨條例》第XV部第二及第三分部規定向本公司披露的資料顯示，該等股份由澳洲聯邦銀行直接或間接擁有100%控制權之法團所持有。

3. 根據《證券及期貨條例》第XV部第二及第三分部規定向本公司披露的資料顯示，該等股份由J.P. Morgan Chase & Co.及其受控法團(附註4)以如下名義持有：

Notes:

1. CRH is a 100% subsidiary of CRC Bluesky Limited, which is in turn owned as to 100% by China Resources Co., Limited, which is in turn held as to 99.98% by CRNC.

2. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, these shares were held by corporations controlled directly or indirectly as to 100% by Commonwealth Bank of Australia.

3. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, these shares were held by J.P. Morgan Chase & Co. and corporations controlled by it (Note 4) in the respective following capacity:

身份	Capacity	股份數目 No. of shares
實益擁有人	Beneficial owner	2,246,660
投資經理	Investment manager	72,862,000
認可放款代理	Approved lending agent	59,090,134

擁有須具報權益的股東(續)

附註：(續)

4. 根據《證券及期貨條例》第XV部第二及第三分部規定向本公司披露的資料顯示，除下列由J.P. Morgan Chase & Co.以下述方式持有的法團外，所有該等法團均由J.P. Morgan Chase & Co.直接或間接擁有100%控制權。

Shareholders with notifiable interests (continued)

Notes: (continued)

4. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, other than the following corporations which were held by J.P. Morgan Chase & Co. in the manner described below, all these corporations were controlled directly or indirectly as to 100% by J.P. Morgan Chase & Co.

法團名稱	Name of corporation	J.P. Morgan Chase & Co. 直接或間接持有權益百分比 Percentage interest (direct or indirect) held by J.P. Morgan Chase & Co.
J.P. Morgan Securities Ltd.	J.P. Morgan Securities Ltd.	90.00%
J.P. Morgan Capital Holdings Ltd.	J.P. Morgan Capital Holdings Ltd.	72.72%

控股股東之強制履行責任

根據一項貸款協議，華潤集團須實益擁有本公司最少35%具有表決權之股份或維持其作為本公司單一最大股東之身份(不論直接或透過其附屬公司間接持有有關權益)。於二零零五年十二月三十一日，該等須於二零零七年十月悉數償還之備用額總額為港幣3,000,000,000元，已經全數動用。

Specific Performance Obligations on Controlling Shareholder

According to a loan agreement, CRH is required to remain as a beneficial owner of at least 35% of the voting shares of the Company or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company. As at 31 December 2005, the amount of such facility was HK$3,000 million and was fully drawn down. Such facility is wholly repayable by October 2007.

關連交易

1. 於二零零五年十一月二十四日，本公司的全資附屬公司新江城實業(深圳)有限公司與中國華潤總公司(本公司的最終控股公司)擁有約100%權益的附屬公司華潤建築有限公司訂立合約，委聘華潤建築有限公司擔任總承建商，負責為新江城實業(深圳)有限公司名下一幢位於廣東省江門市建設路196號的六層高多用途商業樓宇進行建築、裝修、加建及改建工程，代價為人民幣199,800,000元(相當於約港幣191,400,000元)。合約金額其中90%將根據已完成並經工料測量師認證的工程數量按月支付，其餘10%則留作保固金，待建築工程完成後始予發放。

Connected Transactions

1. On 24 November 2005, 新江城實業(深圳)有限公司 (Xin Jiang Cheng Enterprise (Shenzhen) Co., Ltd.), a wholly-owned subsidiary of the Company, entered into a contract with 華潤建築有限公司 (China Resources Construction Corp.), an approximately 100% owned subsidiary of 中國華潤總公司 (China Resources National Corporation, the ultimate holding company of the Company), engaging it as the main contractor for the construction, renovation, addition and alteration works on a six-storey multi-function commercial building situated at No. 196, Jian She Lu, Jiangmen City, Guangdong Province owned by Xin Jiang Cheng Enterprise (Shenzhen) Co., Ltd. for a consideration of RMB199,800,000 (equivalent to approximately HK$191,400,000). 90% of the contract sum will be payable monthly according to the amount of works performed and certified by the quantity surveyor. The remaining 10% will be retained as retention money which will be released after completion of the construction.

2. 於二零零五年十一月二十四日，本公司的全資附屬公司華潤石化(集團)有限公司(「華潤石化」)訂立協議，以人民幣98,000,000元(相當於約港幣94,100,000元)的代價將東莞華潤石油化工有限公司的51%股本權益售予中國石油化工股份有限公司(「中國石化」)；中國石化為廣東省東莞市石油有限公司的聯繫人，而後者則為擁有東莞華潤石油化工有限公司49%權益的股東。上述代價已分兩期以現金支付。東莞華潤石油化工有限公司亦已根據協議償還由華潤石化提供為數人民幣12,495,000元(相當於約港幣12,000,000元)的股東貸款。

3. 於二零零六年三月六日，本公司擁有約88.6%間接權益的附屬公司匯輝置業有限公司與本公司控股股東華潤(集團)有限公司(「華潤集團」)擁有約99.6%權益的附屬公司華潤營造有限公司訂立合約，委聘華潤營造有限公司擔任總承建商，負責為一幢位於九龍彌敦道233-239號的十二層高商業樓宇進行地面上層結構建築工程，代價為港幣97,912,000元。合約金額其中90%將根據已完成並經建築師認證的工程數量按月支付，其餘10%則留作保固金，待建築工程完成後始予發放。

2. On 24 November 2005, China Resources Petrochems (Group) Company Limited ("CRPG"), a wholly-owned subsidiary of the Company, entered into an agreement to dispose of its 51% equity interest in 東莞華潤石油化工有限公司 (Dongguan China Resources Petroleum & Chemicals Co., Ltd.) to 中國石油化工股份有限公司 ("Sinopec") for a consideration of RMB98,000,000 (equivalent to approximately HK$94,100,000). Sinopec is an associate of 廣東省東莞市石油有限公司 (Guangdong Dongguan Petroleum Co.), the 49% shareholder of Dongguan China Resources Petroleum & Chemicals Co., Ltd. The consideration was paid by two instalments in cash. A shareholder loan of RMB12,495,000 (equivalent to approximately HK$12,000,000) provided by CRPG has also been repaid by Dongguan China Resources Petroleum & Chemicals Co., Ltd. pursuant to the agreement.

3. On 6 March 2006, Worldfaith Properties Limited, a subsidiary in which the Company has an indirect interest of approximately 88.6%, entered into a contract with China Resources Construction Company Limited, a subsidiary in which China Resources (Holdings) Company Limited ("CRH"), the controlling shareholder of the Company, has an approximately 99.6% interest, engaging it as the main contractor for the construction works of the superstructure of a twelve-storey commercial building at 233-239 Nathan Road, Kowloon for a consideration of HK$97,912,000. 90% of the contract sum will be paid monthly according to the amount of works performed and certified by the architect. The remaining 10% will be retained as retention money which will be released after completion of the construction.

關連交易(續)

4. 年內本集團與關連人士進行若干交易；該等交易根據香港聯合交易所有限公司證券上市規則(「上市規則」)構成「持續關連交易」。該等持續關連交易須遵守上市規則第14A.46條的申報規定，有關詳情概述於下文：

(a) **儲油協議及設施管理協議**

於二零零零年一月一日，華潤石油有限公司(「華潤石油」)(該公司於二零零零年最後季度透過收購而成為本公司的全資附屬公司)就使用柴灣及青衣油庫的儲油設施而分別與本公司的控股股東華潤集團及華潤集團的附屬公司Art Bill Investment Limited(「ABIL」)訂立儲油協議。由於油庫對業務運作極為重要，故儲油協議為期21年，由二零零零年一月一日起生效。於截至二零零五年十二月三十一日止年度，華潤石油須向華潤集團及ABIL支付的儲油費合共為港幣141,600,000元。

於二零零零年一月一日，華潤集團及ABIL同時就華潤石化(該公司於二零零零年最後季度透過收購而成為本公司的全資附屬公司)於柴灣及青衣油庫提供管理服務而與華潤石化訂立設施管理協議。設施管理協議亦為期21年。於截至二零零五年十二月三十一日止年度，華潤集團及ABIL須向華潤石化支付的管理費合共為港幣19,992,000元。

Connected Transactions (continued)

4. During the year, the Group conducted certain transactions with connected parties which constituted "continuing connected transactions" under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Details of those continuing connected transactions which are subject to the reporting requirements under Rule 14A.46 of the Listing Rules are summarised as follows:

(a) **Tank storage agreements and facilities management agreements**

On 1 January 2000, China Resources Petroleum Company Limited ("CRPC"), which became a wholly-owned subsidiary of the Company after being acquired in late 2000, entered into a tank storage agreement with each of CRH, the controlling shareholder of the Company, and Art Bill Investment Limited ("ABIL"), a subsidiary of CRH, for the usage of storage capacity at the Chai Wan and Tsing Yi oil depots, respectively. As the oil depots are crucial to the operation, the tank storage agreements were entered for a term of 21 years commencing on 1 January 2000. The aggregate storage fee payable by CRPC to CRH and ABIL was HK$141,600,000 for the year ended 31 December 2005.

On 1 January 2000, each of CRH and ABIL entered into a facilities management agreement with CRPG, which became a wholly-owned subsidiary of the Company after being acquired in late 2000, in respect of the provision of management services by CRPG for the Chai Wan and Tsing Yi oil depots, respectively. The facilities management agreements also have a term of 21 years. For the year ended 31 December 2005, the aggregate management fee payable by CRH and ABIL to CRPG was HK$19,992,000.

(b) 設施管理協議及倉儲管理協議

於二零零二年十二月三十一日，潤發倉碼有限公司(「潤發」)(該公司於二零零三年七月透過收購而成為本公司的全資附屬公司)與本公司的控股股東華潤集團訂立設施管理協議(其後根據於二零零三年四月十五日訂立的補充協議作出修訂)，由潤發在華潤集團於九龍深水埗擁有的地盤上發展的碼頭及設施提供管理服務。根據協議，潤發向華潤集團支付月費港幣800,000元(由二零零三年七月一日至二零零五年六月三十日)及港幣1,000,000元(由二零零五年七月一日至二零零六年六月三十日)，作為有權自費保留向獨立第三者收取的全部貨物處理費、服務費及其他收費(作為華潤集團就有關月份須向潤發支付的服務費)的代價。本協議為期三年零六個月，由二零零三年一月一日起生效，潤發可選擇續約三年。

於二零零二年十二月三十一日，潤發亦與華潤集團的全資附屬公司Dragon Rider Development Limited(「DRDL」)訂立倉儲管理協議(並於二零零三年四月十五日修訂)，由潤發管理華潤集團於九龍深水埗擁有的一個貨倉。根據協議，潤發向DRDL支付月費港幣1,700,000元(由二零零三年七月一日至二零零五年六月三十日)及港幣2,000,000元(由二零零五年七月一日至二零零六年六月三十日)，作為有權自費保留向獨立第三者收取的全部特許費及其他收費(作為DRDL就有關月份須向潤發支付的服務費)的代價。本協議的年期與上述設施管理協議的年期相同。

於截至二零零五年十二月三十一日止年度，華潤集團及DRDL須向潤發支付的服務費合共達港幣210,539,000元，而潤發須向華潤集團及DRDL支付的月費則合共達港幣33,000,000元。

(b) Facilities management agreement and godown management agreement

On 31 December 2002, Yuen Fat Wharf & Godown Company Limited ("Yuen Fat"), which became a wholly-owned subsidiary of the Company after being acquired in July 2003, entered into a facilities management agreement (subsequently amended pursuant to a supplemental agreement dated 15 April 2003) with CRH, the controlling shareholder of the Company, for the provision of management services by Yuen Fat on the port premises and facilities developed on a site owned by CRH in Sham Shui Po, Kowloon. Under the agreement, Yuen Fat has been paying CRH a monthly fee of HK$800,000 (from 1 July 2003 to 30 June 2005) and HK$1,000,000 (from 1 July 2005 to 30 June 2006) in consideration for the right to keep, as the service fee payable by CRH to Yuen Fat for that relevant month, all cargo handling fees, service charges and other payments collected by Yuen Fat at its own expenses from independent third parties. This agreement is for a term of 3 years and 6 months commencing on 1 January 2003 and is renewable at the option of Yuen Fat for a further 3 years.

On 31 December 2002, Yuen Fat also entered into a godown management agreement (as amended on 15 April 2003) with Dragon Rider Development Limited ("DRDL"), a wholly-owned subsidiary of CRH, for the management, by Yuen Fat, of a godown owned by CRH in Sham Shui Po, Kowloon. Under the agreement, Yuen Fat has been paying DRDL a monthly fee of HK$1,700,000 (from 1 July 2003 to 30 June 2005) and HK$2,000,000 (from 1 July 2005 to 30 June 2006) in consideration for the right to keep, as the service fee payable by DRDL to Yuen Fat for that relevant month, all licence fees and other payments collected by Yuen Fat at its own expenses from independent third parties. This agreement has the same tenor as the above facilities management agreement.

For the year ended 31 December 2005, the aggregate receipt of service fees payable by CRH and DRDL to Yuen Fat amounted to HK$210,539,000 while the aggregate payment of monthly fees by Yuen Fat to CRH and DRDL amounted to HK$33,000,000.

(c) 食品協議

於二零零五年六月三日，本公司的全資附屬公司五豐行有限公司(「五豐行」)分別與下列各關連人士就向該等人士銷售及／或購買食品而訂立同於二零零七年十二月三十一日屆滿的食品協議。根據該等食品協議，五豐行與各關連人士達成協議，倘五豐行集團任何成員公司與上述任何關連人士或其任何聯繫人進行食品交易，有關交易將按一般商業條款進行。五豐行集團任何成員公司向上述人士或其聯繫人支付或收取的價格將為市場價格，或對五豐行集團而言不遜於向獨立第三者支付或收取的價格。下表概述截至二零零五年十二月三十一日止年度的交易詳情。

(c) Foodstuff agreements

On 3 June 2005, Ng Fung Hong Limited ("NFH"), a wholly-owned subsidiary of the Company, entered into the foodstuff agreements for a term ending on 31 December 2007 with each of the connected parties below in relation to the sale and/or purchase of foodstuff products with these parties. Under the foodstuff agreements, NFH and each of these connected parties have agreed that in the event that any member of the NFH group and any of these connected parties or any of its associates enter into a foodstuff transaction, such transaction will be conducted on normal commercial terms. The prices paid or received by any member of the NFH group to or from the above parties or their associates will either be at market prices or at prices no less favourable to the NFH group than those available to or from independent third parties. Details of these transactions for the year ended 31 December 2005 are summarised below.

關連人士 **Connected party**	**關係** **Relationship**	**交易性質** **Nature of transactions**	**截至二零零五年十二月三十一日止年度的交易金額** **Amount of transactions for the year ended 31 December 2005** **(港幣元)** **(HK$)**
上海市食品進出口公司 Shanghai Foodstuff Import & Export Corp.	持有五豐行一間附屬公司49%權益的股東 49% shareholder of a subsidiary of NFH	購買食品 Purchase of foodstuff	69,357,000
中糧發展有限公司 Ceroilfood Development Company Limited	持有五豐行一間附屬公司20%權益的股東的聯繫人 an associate of a 20% shareholder of a subsidiary of NFH	購買食品 Purchase of foodstuff	70,945,000
中國水產總公司 China National Fisheries Corp.	持有五豐行一間附屬公司49%權益的股東 49% shareholder of a subsidiary of NFH	銷售食品 Sale of foodstuff	59,202,000
		購買食品 Purchase of foodstuff	529,000

(d) 紡織協議

於二零零五年六月三日，本公司的全資附屬公司華潤紡織(集團)有限公司(「華潤紡織」)與本公司的最終控股公司中國華潤總公司(「華潤總公司」)訂立於二零零七年十二月三十一日屆滿的紡織協議。根據紡織協議，華潤紡織與華潤總公司達成協議，倘華潤紡織集團任何成員公司與華潤總公司集團(本集團除外)任何成員公司買賣與紡織品相關的商品，有關交易將按一般商業條款進行。華潤紡織集團任何成員公司向華潤總公司集團任何成員公司收取的價格將為市場價格，或對華潤紡織或其附屬公司而言不遜於向獨立第三者收取的價格。於截至二零零五年十二月三十一日止年度售予華潤總公司集團的紡織相關產品涉及的金額合共達港幣26,000元。

(e) 租賃協議

於二零零五年六月三日，本公司與其最終控股公司華潤總公司訂立於二零零七年十二月三十一日屆滿的租賃協議。華潤總公司集團為從事多種業務的集團，在香港及中國擁有大量物業投資，包括住宅、商業及工業物業。根據租賃協議，本公司與華潤總公司達成協議，倘本公司任何成員公司與華潤總公司集團任何成員公司(本集團除外)訂立租約安排，有關租約將按一般商業條款提供，租期亦不得跨越二零零七年十二月三十一日。華潤總公司集團任何成員公司向本集團任何成員公司定出的租金、管理費及其他收費將為市場價格，或對本集團而言不遜於獨立第三者所提供的價格。

於截至二零零五年十二月三十一日止年度，本集團須向華潤總公司集團支付的租金、管理費及其他相關費用合共達港幣47,410,000元。

(d) Textile agreement

On 3 June 2005, China Resources Textiles (Holdings) Company Limited ("CRT"), a wholly-owned subsidiary of the Company, entered into the textile agreement with China Resources National Corporation ("CRNC"), the ultimate holding company of the Company, for a term ending on 31 December 2007. Under the textile agreement, CRT and CRNC have agreed that in the event that any member of the CRT group and any member of the CRNC group (other than the Group) enter into a transaction of textile related merchandises, such transaction will be conducted on normal commercial terms. The prices received by any member of the CRT group from any member of the CRNC group will be either at market prices or at prices no less favourable to CRT or its subsidiaries than those available from independent third parties. For the year ended 31 December 2005, the aggregate amount of sale of textile related merchandises to the CRNC group amounted to HK$26,000.

(e) Tenancy agreement

On 3 June 2005, the Company entered into the tenancy agreement with CRNC, the ultimate holding company of the Company, for a term ending on 31 December 2007. The CRNC group is a conglomerate with significant property investments including residential, commercial and industrial premises in Hong Kong and the PRC. Under the tenancy agreement, the Company and CRNC have agreed that in the event that any member of the Company enters into a lease arrangement with any member of the CRNC group (other than the Group), the terms of the lease will be on normal commercial terms and the lease term will not exceed 31 December 2007. The rent, management fees and other charges set by any member of the CRNC group to any member of the Group will be either at market prices or at prices no less favourable to the Group than those available from independent third parties.

For the year ended 31 December 2005, the aggregate amount of rental, management fees and other related charges payable by the Group to the CRNC group was HK$47,410,000.

(f) 裝修協議

於二零零五年六月三日，本公司與其最終控股公司華潤總公司擁有約100%權益的附屬公司優高雅有限公司(「優高雅」)訂立於二零零七年十二月三十一日屆滿的裝修協議。根據裝修協議，本公司與優高雅達成協議，倘本公司任何成員公司向優高雅集團任何成員公司或其任何聯繫人批授設計、裝修及佈置本集團屬下辦公室、零售門市及投資物業的合約，所提供的服務將按裝修協議所述的一般商業條款收費。優高雅或其附屬公司或其任何聯繫人向本集團任何成員公司收取的價格將為市場價格，或對本集團而言不遜於獨立第三者所提供的價格。於截至二零零五年十二月三十一日止年度，優高雅集團或其任何聯繫人收取的費用共達港幣10,091,000元。

董事委聘本公司／附屬公司的核數師就本集團的持續關連交易進行若干經各方同意的工作程序。該等程序純粹為協助本公司董事根據上市規則第14A.38條評估上述持續關連交易是否：

(a) 已獲本公司董事批准；

(b) 乃根據該等交易所屬有關協議的條款訂立；

(c) 並未超過截至二零零五年十二月三十一日止財政年度的有關上限；及

(d) 乃根據本集團的定價政策訂立(倘交易涉及由本集團提供貨品或服務)。

本公司／附屬公司的核數師已就此等工作程序向董事據實滙報結果，並表示核數師所選取的樣本均符合上文的第(a)及(b)項。就(d)項而言，所選取的樣本(指在適用情況下)符合本集團的定價政策。就(c)項而言，核數師曾將上文4(a)至4(f)節所載各類關連交易的總金額作比較，匯報該等總金額並未超過截至二零零五年十二月三十一日止年度的有關上限。

(f) Decoration agreement

On 3 June 2005, the Company entered into the decoration agreement with Uconia Company Limited ("Uconia"), an approximately 100% owned subsidiary of CRNC which in turn is the ultimate holding company of the Company, for a term ending on 31 December 2007. Under the decoration agreement, the Company and Uconia have agreed that in the event that any member of the Company grants a contract to any member of the Uconia group or any of its associates for the design, decoration and furnishing of the Group's offices, retail outlets and investment properties, the services rendered will be charged on normal commercial terms as described in the decoration agreement. The prices charged by Uconia or its subsidiaries or any of their associates to any member of the Group will either be at market prices or at prices no less favourable to the Group than those available from independent third parties. For the year ended 31 December 2005, the aggregate amount charged by the Uconia group or any of its associates totalled HK$10,091,000.

The directors engaged the auditors of the Company/subsidiary to perform certain agreed upon procedures in respect of continuing connected transactions of the Group. The procedures were performed solely to assist the directors of the Company to evaluate in accordance with Rules 14A.38 of the Listing Rules whether, the above continuing connected transactions:

(a) had received the approval of the directors of the Company;

(b) had been entered into in accordance with the terms of the relevant agreements governing such transactions;

(c) had not exceeded the relevant cap amounts for the financial year ended 31 December 2005; and

(d) had been entered into in accordance with the pricing policies of the Group if the transactions involve provision of goods or services by the Group.

The auditors of the Company/subsidiary have reported their factual findings on these procedures to the directors that the samples the auditors selected were in agreement in respect of items (a) and (b) above. In respect of item (d), the samples selected were, where applicable, in accordance with the pricing policies of the Group. In respect of item (c), the auditors compared the aggregate amount for each type of connected transactions as set out in section 4(a) to 4(f) above and reported that such aggregate amounts had not exceeded the relevant cap amounts for the year ended 31 December 2005.

關連交易(續)

本公司的獨立非執行董事已審閱該等交易，並確認持續關連交易乃：

(a) 在本集團的一般及日常業務過程中訂立；

(b) 按一般商業條款或(倘沒有足夠類似交易以資比較)對本集團而言不遜於提供予獨立第三者或獨立第三者所提供的條款訂立；及

(c) 根據該等交易所屬有關協議按公平合理及符合本公司股東整體利益的條款訂立。

附屬公司、共同控制實體及聯營公司

於二零零五年十二月三十一日，各主要附屬公司、共同控制實體及聯營公司之詳細資料刊載於第169頁至第180頁。

本公司及附屬公司之證券交易

本公司於年內已經發行或授出購股權之詳情載於財務報告附註三十一內。

本公司或其附屬公司於本年內並無購回、出售或贖回本公司任何上市證券。

公眾持股量

就可提供本公司之公開資料及本公司董事所知，於本報告日，本公司已發行股份有足夠並不少於上市規則規定25%之公眾持股量。

主要客戶及供應商

本年度內，本集團五大供應商應佔之總購貨額及本集團五大客戶應佔之總營業額分別少於本集團購貨總值及營業總額之30%。

Connected Transactions (continued)

The independent non-executive directors of the Company have reviewed these transactions and confirmed that the continuing connected transactions have been entered into:

(a) in the ordinary and usual course of business of the Group;

(b) on normal commercial terms or, if there are not sufficient comparable transactions, on terms no less favourable to the Group than terms available to or from independent third parties; and

(c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Subsidiaries and Jointly Controlled Entities and Associates

Particulars regarding the principal subsidiaries and jointly controlled entities and associates as at 31 December 2005 are set out on pages 169 to 180.

Transactions in Securities of the Company and Subsidiaries

Details of the share options issued or granted during the year by the Company are set out in note 31 to the financial statements.

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of its Directors, as at the date of this report, there is sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules.

Major Customers and Suppliers

During the year, the respective percentage of the aggregate purchases attributable to the Group's five largest suppliers and the aggregate turnover attributable to the Group's five largest customers was less than 30% of the Group's total value of purchases and total turnover.

核數師

德勤•關黃陳方會計師行將於應屆股東週年大會任滿告退，並具資格備聘再任。

Auditors

Messrs. Deloitte Touche Tohmatsu will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment.

承董事會命
董事總經理
陳樹林

香港，二零零六年四月六日

On behalf of the Board
Chen Shulin
Managing Director

Hong Kong, 6 April 2006

核數師報告
Report of the Auditors

Deloitte.
德勤

致華潤創業有限公司全體股東
(於香港註冊成立之有限公司)

TO THE SHAREHOLDERS OF
CHINA RESOURCES ENTERPRISE, LIMITED
(incorporated in Hong Kong with limited liability)

本核數師行已完成審核載於第81至第180頁按照香港公認會計原則編製之財務報告。

We have audited the financial statements on pages 81 to 180 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

董事及核數師之個別責任

公司條例規定董事須編製真實與公平之財務報告。在編製該等財務報告時，董事必須選擇及貫徹地採用合適之會計政策。

本行之責任是根據本行審核工作之結果，對該等財務報告表達獨立意見，並按照公司條例第141條的規定，只向整體股東報告。除此以外，本行的報告不可用作其他用途。本行概不就本報告之內容，對任何其他人士負責或承擔法律責任。

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

意見之基礎

本行是按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告內所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告時作出之重大估計和判斷、所釐定之會計政策是否適合　貴公司及 貴集團之具體情況、及是否貫徹應用並足夠地披露該等會計政策。

本行策劃和進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報告是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行已衡量該等財務報告所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

本行認為上述的財務報告均真實與公平地反映　貴集團與及 貴公司於二零零五年十二月三十一日之財政狀況及　貴集團截至該日止年度之溢利及現金流量，並已按照公司條例妥善編製。

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Group and the Company as at 31 December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

德勤 • 關黃陳方會計師行
執業會計師
香港
二零零六年四月六日

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
6 April 2006

綜合損益表
Consolidated Profit and Loss Account

截至2005年12月31日止年度 For the year ended 31 December 2005

		附註 Notes	二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000 (重列) (Restated)
營業額	Turnover	5	**53,583,919**	47,078,103
銷售成本	Cost of sales		**(44,439,151)**	(39,317,104)
毛利	Gross profit		**9,144,768**	7,760,999
其他收益	Other revenue	6	**1,186,070**	411,944
其他收入淨額	Other net income	6	**475,024**	491,285
銷售及分銷費用	Selling and distribution expenses		**(5,448,952)**	(4,443,639)
一般及行政費用	General and administrative expenses		**(2,101,538)**	(2,196,739)
經營溢利	Profit from operations		**3,255,372**	2,023,850
財務成本	Finance costs	7	**(438,879)**	(330,338)
應佔共同控制實體業績淨額	Share of net results of jointly controlled entities		**4,935**	741
應佔聯營公司業績淨額	Share of net results of associates		**353,736**	361,948
除稅前溢利	Profit before taxation		**3,175,164**	2,056,201
稅項	Taxation	12	**(556,840)**	(237,202)
本年度溢利	Profit for the year	8	**2,618,324**	1,818,999
分配於：	Attributable to:			
本公司股東權益	Shareholders of the Company		**2,220,403**	1,480,053
少數股東權益	Minority interests		**397,921**	338,946
			2,618,324	1,818,999
每股盈利	Earnings per share	14		
基本	Basic		**HK$1.02**	HK$0.70
攤薄	Diluted		**HK$1.00**	HK$0.70

綜合資產負債表
Consolidated Balance Sheet

於2005年12月31日 At 31 December 2005

		附註 Notes	二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000 (重列) (Restated)
非流動資產	**Non-current assets**			
固定資產	Fixed assets			
–投資物業	– Investment properties	15	**5,401,655**	5,088,605
–其他物業、機器及設備	– Other property, plant and equipment	15	**13,397,951**	12,176,749
–持作自用的營業租約土地權益	– Interests in leasehold land held for own use under operating leases	15	**2,055,335**	1,949,702
商譽	Goodwill	16	**3,083,706**	2,319,216
其他無形資產	Other intangible assets	17	**226,597**	211,025
於共同控制實體之權益	Interests in jointly controlled entities	19	**896,487**	55,642
於聯營公司之權益	Interests in associates	20	**1,070,552**	1,530,417
可售投資	Available for sale investments	21	**57,829**	128,612
預付款項	Prepayments	22	**411,016**	959,920
遞延税項資產	Deferred taxation assets	30	**140,018**	167,192
			26,741,146	24,587,080
流動資產	**Current assets**			
存貨	Stocks	23	**6,472,983**	5,069,792
貿易及其他應收款項	Trade and other receivables	24	**5,486,640**	4,919,053
衍生金融工具	Derivative financial instruments	25	**69,894**	–
可退回税項	Taxation recoverable		**22,030**	16,163
現金及銀行結存	Cash and bank balances	26	**6,668,269**	4,798,592
			18,719,816	14,803,600
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	27	**(11,268,085)**	(8,555,640)
衍生金融工具	Derivative financial instruments	25	**(85,053)**	–
短期貸款	Short term loans	29a	**(5,168,729)**	(2,981,994)
應付税項	Taxation payable		**(233,928)**	(182,123)
			(16,755,795)	(11,719,757)
流動資產淨值	**Net current assets**		**1,964,021**	3,083,843
總資產減流動負債	**Total assets less current liabilities**		**28,705,167**	27,670,923
非流動負債	**Non-current liabilities**			
長期負債	Long term liabilities	29b	**(4,810,690)**	(6,797,211)
遞延税項負債	Deferred taxation liabilities	30	**(951,141)**	(937,231)
			22,943,336	19,936,481

		附註 Notes	二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000 (重列) (Restated)
股本及儲備	**Capital and reserves**			
股本	Share capital	31	**2,233,429**	2,123,009
儲備	Reserves	32	**15,963,019**	13,001,819
本公司股東應佔權益	**Equity attributable to shareholders of the Company**		**18,196,448**	15,124,828
少數股東權益	**Minority interests**		**4,746,888**	4,811,653
總權益	**Total equity**		**22,943,336**	19,936,481

陳樹林 Chen Shulin
董事 Director

姜智宏 Keung Chi Wang, Ralph
董事 Director

資產負債表
Balance Sheet

於2005年12月31日 At 31 December 2005

		附註 Notes	二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000 (重列) (Restated)
非流動資產	**Non-current assets**			
固定資產	Fixed assets			
－投資物業	– Investment properties	15	**51,000**	51,000
－其他物業、機器及設備	– Other property, plant and equipment	15	**5,244**	6,445
於附屬公司之權益	Interests in subsidiaries	18	**15,794,320**	15,431,886
			15,850,564	15,489,331
流動資產	**Current assets**			
貿易及其他應收款項	Trade and other receivables	24	**281,075**	198,898
現金及銀行結存	Cash and bank balances	26	**1,652,311**	791,654
			1,933,386	990,552
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	27	**(238,001)**	(268,283)
應付稅項	Taxation payable		**(6,188)**	(7,758)
			(244,189)	(276,041)
流動資產淨值	**Net current assets**		**1,689,197**	714,511
總資產減流動負債	Total assets less current liabilities		**17,539,761**	16,203,842
非流動負債	**Non-current liabilities**			
遞延稅項負債	Deferred taxation liabilities	30	**(8,224)**	(8,248)
			17,531,537	16,195,594
資本及儲備	**Capital and reserves**			
股本	Share capital	31	**2,233,429**	2,123,009
儲備	Reserves	32	**15,298,108**	14,072,585
			17,531,537	16,195,594

陳樹林 Chen Shulin
董事 Director

姜智宏 Keung Chi Wang, Ralph
董事 Director

綜合現金流量表
Consolidated Cash Flow Statement

截至2005年12月31日止年度 For the year ended 31 December 2005

		附註 Notes	二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000 (重列) (Restated)
經營活動之現金流量	**Cash flows from operating activities**			
經營所得之現金	Cash generated from operations	33A	**3,889,428**	3,073,349
已付香港利得稅	Hong Kong Profits Tax paid		**(215,308)**	(118,429)
已付中國內地所得稅	Chinese Mainland income tax paid		**(192,599)**	(175,559)
已付海外利得稅	Overseas profits tax paid		**(5,060)**	(7,532)
退還香港利得稅	Hong Kong Profits Tax refunded		**3,600**	7,902
退還中國內地所得稅	Chinese Mainland income tax refunded		**491**	–
退還海外利得稅	Overseas profits tax refunded		**81**	–
經營活動之現金流入淨額	**Net cash inflow from operating activities**		**3,480,633**	2,779,731
投資活動之現金流量	**Cash flows from investing activities**			
出售固定資產所得款項	Proceeds from disposal of fixed assets		**468,326**	242,485
出售可售投資及來自可售投資之還款	Proceeds from disposal of and repayment from available for sale investments		**117,492**	–
已收聯營公司股息	Dividends received from associates		**216,017**	413,823
已收可售投資股息	Dividends received from available for sales investments		**5,103**	4,357
已收利息	Interest received		**166,318**	76,809
購入可售投資	Purchase of available for sales investments		**(5)**	–
購入固定資產	Purchase of fixed assets		**(2,705,244)**	(2,349,511)
預付租金按金	Prepayment for rental deposit		**(57,543)**	(53,667)
出售附屬公司/業務(減除出售之現金及現金等值)	Disposal of subsidiaries/business (net of cash and cash equivalent disposed of)	33B	**497,288**	–
出售聯營公司所得款項	Proceeds from disposal of associates		**739,233**	33,422
收購附屬公司/業務(減除收購所得之現金及現金等值)	Acquisition of subsidiaries/business (net of cash and cash equivalents acquired)	33C	**(348,495)**	(1,206,360)
增購附屬公司權益	Acquisition of additional interests in subsidiaries		**(23,470)**	(353,412)
聯營公司還款淨額	Net repayment from associates		**–**	200,518
就購入共同控制實體權益所付款項	Payment of purchase of interest in jointly controlled entities		**(254,506)**	–
一間共同控制實體之股息	Dividend from a jointly controlled entity		**7,216**	–
出售可售投資所得款項	Proceeds from disposal of available for sales investments		**–**	59,531
就購入聯營公司權益所付款項	Payment of purchase of interests in associates		**–**	(582,253)
銀行存款質押作為短期銀行貸款之抵押	Bank deposits pledged for short term bank loans		**–**	3,454
購入無形資產	Purchase of intangible assets		**–**	(396)
用於投資活動之淨現金	**Net cash used in investing activities**		**(1,172,270)**	(3,511,200)

截至2005年12月31日止年度 For the year ended 31 December 2005

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000 (重列) (Restated)
融資活動之現金流量	**Cash flows from financing activities**		
已付股息	Dividends paid	**(640,085)**	(526,297)
已付附屬公司少數股東之股息	Dividends paid to minority shareholders of subsidiaries	**(177,193)**	(147,795)
已付融資租約費用	Finance lease charges paid	**(980)**	(1,162)
已付利息	Interest paid	**(303,174)**	(187,972)
發行普通股所得款項淨額	Net proceeds from issue of ordinary shares	**436,284**	263,858
自銀行及其他借貸所得款項	Proceeds from bank and other borrowings	**6,880,506**	8,481,585
償還銀行及其他借貸	Repayment of bank and other borrowings	**(6,683,542)**	(6,848,974)
融資租賃付款之資本部份	Capital elements of finance lease rental payment	**(2,063)**	(7,264)
少數股東注資	Contribution from minority shareholders	**16,775**	717,879
融資活動之(流出)／流入現金淨額	**Net cash (outflow)/inflow from financing activities**	**(473,472)**	1,743,858
淨現金及現金等值增加	**Net increase in cash and cash equivalents**	**1,834,891**	1,012,389
滙率調整之影響	Effect on foreign exchange rate changes	**34,786**	2,980
於一月一日之現金及現金等值	Cash and cash equivalents at 1 January	**4,798,583**	3,783,214
於十二月三十一日之現金及現金等值	**Cash and cash equivalents at 31 December**	**6,668,260**	4,798,583
現金及現金等值結餘之分析	**Analysis of the balances of cash and cash equivalents**		
現金及銀行結存	Cash and bank balances	**6,668,269**	4,798,592
銀行透支	Bank overdrafts	**(9)**	(9)
		6,668,260	4,798,583

綜合股東權益變動表

Consolidated Statement of Changes in Equity

截至2005年12月31日止年度 For the year ended 31 December 2005

		本公司股東應佔權益 Equity attributable to shareholders of the Company												少數股東權益 Minority interests	總權益 Total equity
		股本 Share capital 港幣千元 HK$'000	股份溢價 Share premium 港幣千元 HK$'000	資本儲備 Capital reserve 港幣千元 HK$'000	物業估值儲備 Property valuation reserve 港幣千元 HK$'000	估值儲備 Valuation reserve 港幣千元 HK$'000	僱員股份補償儲備 Employee share-based compensation reserve 港幣千元 HK$'000	認股權證儲備 Warrant reserve 港幣千元 HK$'000	對沖儲備 Hedge reserve 港幣千元 HK$'000	滙兌儲備 Exchange reserve 港幣千元 HK$'000	一般儲備 General reserve 港幣千元 HK$'000	保留溢利 Retained profits 港幣千元 HK$'000	合計 Total 港幣千元 HK$'000	港幣千元 HK$'000	港幣千元 HK$'000
於二零零四年十二月三十一日	At 31 December 2004														
以往呈報	As previously reported	2,123,009	10,636,850	(5,654,632)	992,760	-	-	-	-	9,039	44,143	7,630,399	15,781,568	4,811,653	20,593,221
會計政策變動	Changes in accounting policies	-	-	(247,947)	(173,733)	-	91,986	167,755	-	-	-	(494,801)	(656,740)	-	(656,740)
於二零零四年十二月三十一日	At 31 December 2004														
重列	As restated	2,123,009	10,636,850	(5,902,579)	819,027	-	91,986	167,755	-	9,039	44,143	7,135,598	15,124,828	4,811,653	19,936,481
會計政策變動／重新分類	Changes in accounting policies/reclassification	-	-	5,902,579	(819,027)	2,450	-	-	(26,876)	-	(44,143)	(4,889,276)	125,707	-	125,707
經調整期初結餘	Opening balance as adjusted	2,123,009	10,636,850	-	-	2,450	91,986	167,755	(26,876)	9,039	-	2,246,322	15,250,535	4,811,653	20,062,188
應佔聯營公司儲備	Share of reserves in associates	-	-	-	-	2,157	-	-	-	-	-	5,221	7,378	-	7,378
滙率調整	Exchange rate adjustments	-	-	-	-	-	-	-	-	179,221	-	-	179,221	73,935	253,156
確認衍生金融工具公允價值增益	Recognition of fair value gain on derivative financial instruments	-	-	-	-	-	-	-	29,847	-	-	-	29,847	-	29,847
直接確認為權益之收入淨額	Net income recognised directly in equity	-	-	-	-	2,157	-	-	29,847	179,221	-	5,221	216,446	73,935	290,381
股東應佔溢利	Profit attributable to shareholders	-	-	-	-	-	-	-	-	-	-	2,220,403	2,220,403	397,921	2,618,324
本年度已確認收支總額	Total recognised income and expenses for the year	-	-	-	-	2,157	-	-	29,847	179,221	-	2,225,624	2,436,849	471,856	2,908,705
按溢價發行股份	Shares issued at premium	110,420	986,656	-	-	-	-	-	-	-	-	-	1,097,076	-	1,097,076
發行股份費用	Share issue expenses	-	(494)	-	-	-	-	-	-	-	-	-	(494)	-	(494)
收購附屬公司	Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	2,182	2,182
增購附屬公司權益	Purchase of additional interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(345,761)	(345,761)
因出售附屬公司而轉出	Release due to disposal of subsidiaries	-	-	-	-	-	-	-	-	(474)	-	-	(474)	(32,624)	(33,098)
因出售聯營公司而轉出	Release due to disposal of associates	-	-	-	-	-	-	-	-	(142)	-	-	(142)	-	(142)
股息	Dividends	-	-	-	-	-	-	-	-	-	-	(640,085)	(640,085)	(177,193)	(817,278)
少數股東注資	Contribution from minority shareholders	-	-	-	-	-	-	-	-	-	-	-	-	16,775	16,775
僱員購股權福利	Employee share option benefits	-	-	-	-	-	53,183	-	-	-	-	-	53,183	-	53,183
		110,420	986,162	-	-	2,157	53,183	-	29,847	178,605	-	1,585,539	2,945,913	(64,765)	2,881,148
於二零零五年十二月三十一日	At 31 December 2005	2,233,429	11,623,012	-	-	4,607	145,169	167,755	2,971	187,644	-	3,831,861	18,196,448	4,746,888	22,943,336

截至2005年12月31日止年度 For the year ended 31 December 2005

		本公司股東應佔權益 Equity attributable to shareholders of the Company											少數股東權益 Minority interests	總權益 Total equity
		股本 Share capital 港幣千元 HK$'000	股份溢價 Share premium 港幣千元 HK$'000	資本儲備 Capital reserve 港幣千元 HK$'000	物業估值儲備 Property valuation reserve 港幣千元 HK$'000	僱員股份補償儲備 Employee share-based compensation reserve 港幣千元 HK$'000	認股權證儲備 Warrant reserve 港幣千元 HK$'000	對沖儲備 Hedge reserve 港幣千元 HK$'000	匯兌儲備 Exchange reserve 港幣千元 HK$'000	一般儲備 General reserve 港幣千元 HK$'000	保留溢利 Retained profits 港幣千元 HK$'000	合計 Total 港幣千元 HK$'000	港幣千元 HK$'000	港幣千元 HK$'000
於二零零三年十二月三十一日	At 31 December 2003													
以往呈報	As previously reported	2,089,728	10,406,273	(5,655,050)	-	-	-	-	3,993	33,096	6,564,494	13,442,534	3,858,801	17,301,335
會計政策變動	Changes in accounting policies	-	-	(247,947)	-	3,664	167,755	-	-	-	(371,605)	(448,133)	-	(448,133)
於二零零三年十二月三十一日及經調整期初結餘	At 31 December 2003 and opening balance as adjusted	2,089,728	10,406,273	(5,902,997)	-	3,664	167,755	-	3,993	33,096	6,192,889	12,994,401	3,858,801	16,853,202
匯率調整	Exchange rate adjustments	-	-	-	-	-	-	-	202	-	-	202	697	899
直接確認為權益之收入淨額	Net income recognised directly in equity	-	-	-	-	-	-	-	202	-	-	202	697	899
股東應佔溢利	Profit attributable to shareholders	-	-	-	-	-	-	-	-	-	1,480,053	1,480,053	338,946	1,818,999
本年度已確認收支總額	Total recognised income and expenses for the year	-	-	-	-	-	-	-	202	-	1,480,053	1,480,255	339,643	1,819,898
按溢價發行股份	Shares issued at premium	33,281	230,838	-	-	-	-	-	-	-	-	264,119	-	264,119
發行股份費用	Share issue expenses	-	(261)	-	-	-	-	-	-	-	-	(261)	-	(261)
收購一間附屬公司	Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	219,805	219,805
增購附屬公司權益	Purchase of additional interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(176,680)	(176,680)
重估盈餘	Surplus on revaluation	-	-	-	819,027	-	-	-	-	-	-	819,027	-	819,027
因出售聯營公司而轉出	Release due to disposal of associates	-	-	418	-	-	-	-	4,844	-	-	5,262	-	5,262
股息	Dividends	-	-	-	-	-	-	-	-	-	(526,297)	(526,297)	(147,795)	(674,092)
僱員購股權福利	Employee share option benefits	-	-	-	-	88,322	-	-	-	-	-	88,322	-	88,322
少數股東注資	Contribution from minority shareholders	-	-	-	-	-	-	-	-	-	-	-	717,879	717,879
轉撥	Transfer	-	-	-	-	-	-	-	-	11,047	(11,047)	-	-	-
		33,281	230,577	418	819,027	88,322	-	-	5,046	11,047	942,709	2,130,427	952,852	3,083,279
於二零零四年十二月三十一日	At 31 December 2004	2,123,009	10,636,850	(5,902,579)	819,027	91,986	167,755	-	9,039	44,143	7,135,598	15,124,828	4,811,653	19,936,481

財務報告附註
Notes to the Financial Statements

一. 一般事項

甲 最終控股公司

本公司乃一間於香港註冊成立之上市公司，其股份於香港聯合交易所有限公司（「聯交所」）上市。董事認為於二零零五年十二月三十一日的最終控股公司是於中國內地成立的中國華潤總公司（「中國華潤」）。本公司註冊辦事處及主要營業地點的地址載於年報內。

本公司之主要業務為物業投資及投資控股，而其主要附屬公司、共同控制實體及聯營公司之業務刊載於第169頁至第180頁。

乙 財務報告編製基準

截至二零零五年十二月三十一日止年度的財務報告乃根據香港公認會計原則編製。除下文附註二主要會計政策特別指明外，財務報告乃根據過往成本慣例編製。

此外，綜合財務報告包括聯交所證券上市規則及公司條例規定的適用披露事項。

丙 會計政策變動

就採納香港會計師公會（「會計師公會」）頒佈的新訂香港財務報告準則（「財務報告準則」）、香港會計準則（「會計準則」）及有關詮釋（「詮釋」）（統稱為「新訂財務報告準則」），該等準則適用於二零零五年一月一日或以後開始的會計期間，本集團已根據有關的新訂財務報告準則所載的過渡條文引用若干新訂會計政策。如有規定，此等新訂財務報告準則均按追溯基準加以引用。此外，若干比較數字已重新歸類，以符合本期間的編列形式。會計政策的重大變動及對本集團的損益表及股東權益的影響載於下文：

1. General

A Ultimate holding company

The Company is a public company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The directors regard the ultimate holding company as at 31 December 2005 to be China Resources National Corporation ("CRNC"), a company established in the Chinese Mainland. The address of the registered office and principal place of business of the Company is disclosed in the annual report.

The principal activities of the Company are property investment and investment holding, and the activities of its principal subsidiaries and jointly controlled entities and associates are shown on pages 169 to 180.

B Basis of preparation of the financial statements

The financial statements for the year ended 31 December 2005 have been prepared in accordance with accounting principles generally accepted in Hong Kong. Save as specified in the principal accounting policies as set out in note 2, the financial statements have been prepared under the historical cost convention.

In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Companies Ordinance.

C Changes in Accounting Policies

In connection with the adoption of the new Hong Kong Financial Reporting Standards ("HKFRS"), Hong Kong Accounting Standards ("HKAS") and Interpretations ("INT") (collectively known as the "new HKFRSs"), issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1 January 2005, the Group has applied certain new accounting policies in accordance with the transitional provisions as set out in the relevant new HKFRSs. Where required, these new HKFRSs have been applied retrospectively. In addition, certain comparative figures have been reclassified to conform with the current period presentation. The major changes to accounting policies and the effects on the Group's profit and loss account and shareholders' equity are set out as follows:

一、一般事項(續)

丙 會計政策變動(續)

(甲) 投資物業

於以往年度，投資物業乃按公開市值計算，重估盈餘或虧絀則撥入物業估值儲備或自物業估值儲備扣除。倘此項儲備的結餘不足以彌補某項重估虧絀，則重估虧絀超出物業估值儲備結餘的差額自損益表扣除。倘過往已自損益表扣除虧絀而其後出現重估盈餘，則該項盈餘須撥入損益表，惟數額僅限於過往所扣除的虧絀。

根據會計準則第40號－「投資物業」，本集團已選擇採用公允價值模式為名下投資物業入賬，此舉須於投資物業的公允價值出現變動時將因此而產生的損益直接列入該年度的損益表。因此，約港幣489,200,000元已計入本年度的其他收益內。

本集團已引用會計準則第40號的有關過渡條文，並選擇由二零零五年一月一日起引用該項準則。於二零零五年一月一日的物業估值儲備約港幣819,000,000元，已轉撥至本集團的保留溢利。二零零四年度的比較數字沒有作出調整。

(乙) 涉及投資物業的遞延税項

於以往年度，評估經重估投資物業的遞延税務後果時，乃以透過出售而收回有關物業賬面值所帶來的税務後果為依據。於採納會計準則詮釋第21號「所得税－收回經重估之不可折舊資產」後，投資物業的遞延税務後果於每個資產負債表結算日加以評估，所依據的基準必須足以反映本集團收回有關物業方式所帶來的税務後果。

1. General (continued)

C Changes in Accounting Policies (continued)

(a) Investment Properties

In previous years, investment properties were measured at open market values, with revaluation surplus or deficits credited or charged to property valuation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the property revaluation reserve was charged to the profit and loss account. Where a decrease had previously been charged to the profit and loss account and revaluation subsequently arose, that increase was credited to the profit and loss account to the extent of the decrease previously charged.

In accordance with HKAS 40 – "Investment Property", the Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in fair value of investment properties to be recognised directly in the profit and loss account for the year in which they arise. Accordingly, an amount of approximately HK$489.2 million has been recognised in other revenue in the current year.

The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply the standard from 1 January 2005 onwards. The amount of approximately HK$819.0 million held in the property valuation reserve at 1 January 2005 has been transferred to the Group's retained profits. No adjustment has been made on 2004 comparative figures.

(b) Deferred Taxation Related to Investment Properties

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale. Upon the adoption of HKAS INT 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets", the deferred tax consequences of the investment properties are assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date.

一、 **一般事項**(續)

丙 **會計政策變動**(續)

(乙) 涉及投資物業的遞延稅項(續)

在會計準則詮釋第21號缺乏任何特定過渡條文的情況下，此項會計政策變動已按追溯基準加以引用。因此，本集團於二零零四年十二月三十一日的淨資產減少約港幣705,100,000元，此乃遞延稅項負債的增加。遞延稅項直接於截至二零零五年十二月三十一日止年度損益表扣除的金額增加約港幣85,700,000元(二零零四年：無)。

(丙) 商譽

於以往期間，於二零零一年一月一日之前進行收購所產生的商譽或負商譽會沖銷／撥入儲備內，並將於出售有關附屬公司或聯營公司時，或在商譽被斷定為已經減值時，先撥回儲備中的相關商譽，並在綜合損益表內確認。於二零零一年一月一日或之後至二零零五年一月一日進行收購所產生的商譽，作為資本化資產按直線法於其估計可使用年期內(即不超過二十年的期間內)攤銷，並在綜合資產負債表內以成本值減去任何累計攤銷及任何減值虧損後列賬。同期間進行收購所產生的負商譽，乃呈列為從資產中扣除的部分，並將會在分析導致餘額的情況後，撥入綜合損益表處理。

1. **General** (continued)

C Changes in Accounting Policies (continued)

(b) Deferred Taxation Related to Investment Properties (continued)

In the absence of any specific transitional provisions in HKAS INT 21, this change in accounting policy has been applied retrospectively. As a result, the Group's net assets as at 31 December 2004 had been decreased by approximately HK$705.1 million, which represent the increase in deferred taxation liabilities. The deferred taxation directly charged to the profit and loss account for the year ended 31 December 2005 has been increased by approximately HK$85.7 million (2004:HK$nil).

(c) Goodwill

In previous periods, goodwill or negative goodwill arising on acquisitions prior to 1 January 2001 was written off against/credited to reserves and will be charged or released to the consolidated profit and loss account at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired. Goodwill arising on acquisitions on or after 1 January 2001 and prior to 1 January 2005 was capitalised and amortised over its estimated useful life of not more than twenty years and was stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment loss while negative goodwill arising from acquisitions in the same period was presented as a deduction from assets and released to the consolidated profit and loss account based on an analysis of the circumstance from which the balance resulted.

一、 一般事項(續)

丙 會計政策變動(續)

(丙) 商譽(續)

本集團已由二零零五年一月一日起引用財務報告準則第3號－「企業併購」。於二零零五年一月一日或之後進行收購所產生的商譽則在資產負債表中作為資本化資產，並於報告日對減值作出評估，於二零零五年一月一日或之後進行收購所產生的負商譽列入綜合損益表。商譽在本年度並無攤銷，但於截至二零零四年十二月三十一日止年度，為數約港幣116,400,000元於綜合損益表內扣除。根據財務報告準則第3號的過渡條文，於二零零五年一月一日之前進行收購所產生且之前於資產負債表作為資本化資產，本集團不再攤銷該項商譽，並將其有關的累計攤銷的賬面值在商譽沖消。該商譽會於報告日進行減值評估。以前已於股東權益中確認的商譽，在本集團出售全部或部分涉及有關商譽的業務時及斷定為已經減值時，有關商譽不會在綜合損益表內扣除。自資本儲備扣減的港幣5,902,600,000元轉撥至二零零五年一月一日的保留溢利。於二零零五年一月一日之前進行收購所產生的負商譽賬面值應調整二零零五年一月一日的保留溢利。

(丁) *以股份形式付款*

本集團曾就若干僱員所提供的服務向彼等授予購股權，以便根據本公司的購股權計劃認購本公司的股份。於本集團引用財務報告準則第2號「以股份形式付款」之前，購股權的財務影響在行使有關購股權時始予確認。

1. **General** (continued)

C Changes in Accounting Policies (continued)

(c) *Goodwill* (continued)

The Group has applied HKFRS 3 – "Business Combinations" prospectively from 1 January 2005. Goodwill arising from acquisitions on or after 1 January 2005 is capitalised on the balance sheet and will be assessed for impairment at the reporting date, whereas negative goodwill arising from acquisitions on or after 1 January 2005 is credited to the consolidated profit and loss account. No amortisation of goodwill has been made in the current year while an amount of approximately HK$116.4 million has been charged to the consolidated profit and loss account for the year ended 31 December 2004. In accordance with the transitional provisions of HKFRS 3, for goodwill arising from acquisitions prior to 1 January 2005 and previously capitalised on the balance sheet, the Group discontinues amortising such goodwill and eliminates the carrying amount of the related accumulated amortisation with a corresponding decrease in goodwill. Such goodwill will be assessed for impairment at the reporting date. As for goodwill previously recognised as a deduction from equity, such goodwill should not be recognised in the consolidated profit and loss account when the Group disposes of all or part of the business to which that goodwill relates or when a cash-generating unit to which the goodwill relates becomes impaired. Such deduction from capital reserve amounting to HK$5,902.6 million was transferred to retained profits as at 1 January 2005. The carrying amount of negative goodwill that arose from acquisitions prior to 1 January 2005 should be derecognised with a corresponding increase in retained profits as at 1 January 2005.

(d) *Share-based Payment*

The Group has granted share options to certain employees for their services rendered to subscribe for shares of the Company in accordance with the Company's share option scheme. Prior to the application of HKFRS 2 "Share-based Payment", the Group did not recognise the financial effect of the share options until they were exercised.

一、 一般事項(續)

丙 會計政策變動(續)

(丁) 以股份形式付款(續)

於本年度，本集團引用財務報告準則第2號。該項準則規定在本集團以股份或股份權利作為交換條件以購買貨品或取得服務(「以股權結算的交易」)時，必須在賬目確認支出。財務報告準則第2號對本集團構成的主要影響為須於購股權的有效期內，以支出形式記錄本公司購股權的公允價值(於授予日期釐定)。

本集團已就於二零零五年一月一日或之後授予的購股權引用財務報告準則第2號。根據有關過渡條文，本集團已就於二零零二年十一月七日之後授出而於二零零五年一月一日尚未生效的購股權，按追溯基準引用財務報告準則第2號。比較數字已經重列。

此變動並不影響本集團的淨資產。於二零零四年一月一日，為數港幣3,700,000元的僱員股份補償儲備已入賬確認。截至二零零五年及二零零四年十二月三十一日止年度的損益表中，一般及行政費用因此變動而分別增加約港幣53,200,000元及港幣88,300,000元，而僱員股份補償儲備亦相應增加。

如附註一丙(丁)所載，本公司以無償形式向若干僱員發行購股權，並根據財務報告準則第2號的有關過渡條文入賬。是項變動導致於二零零五年一月一日及二零零五年十二月三十一日之附屬公司投資分別增加港幣81,100,000元及港幣48,100,000元，而僱員股份補償儲備亦相應增加。

1. General (continued)

C Changes in Accounting Policies (continued)

(d) Share-based Payment (continued)

In the current year, the Group has applied HKFRS 2 which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options of the Company determined at the date of grant of the share options over the vesting period.

The Group has applied HKFRS 2 to share options granted on or after 1 January 2005. In accordance with the relevant transitional provisions, the Group has applied HKFRS 2 retrospectively to share options that were granted after 7 November 2002 and had not yet vested on 1 January 2005. Comparative figures have been restated.

This change has no effect on the Group's net assets. An employee share-based compensation reserve of HK$3.7 million was recognised as at 1 January 2004. The effect of this change on the profit and loss account for the year ended 31 December 2005 and 2004 is to increase the general and administrative expenses of approximately HK$53.2 million and HK$88.3 million respectively and a corresponding increase to employee share-based compensation reserve.

As stated in Note 1C (d), the Company issued share options to certain employees of the subsidiaries at no consideration, and has accounted for it in accordance with the relevant transitional provisions in HKFRS 2. The effect of this change has resulted to an increase in investment in subsidiaries of HK$81.1 million at 1 January 2005 and HK$48.1 million at 31 December 2005, respectively, with a corresponding increase to employee share-based compensation reserve.

一、 一般事項(續)

丙 會計政策變動(續)

(戊) 可換股債券

以往可換股債券在資產負債表中列作負債。根據會計準則第32號「金融工具：披露及列賬」，被視為複合金融工具的可換股債券於首次入賬確認時必須將其負債及權益部份分開處理及各自入賬。於往後期間，負債部份以實際利率按攤銷成本列賬。採納此會計準則須按追溯基準加以引用。

鑑於採用會計準則第32號，本集團於二零零四年及二零零五年十二月三十一日的淨資產分別增加約港幣57,400,000元及港幣18,200,000元。於二零零四年一月一日，為數港幣167,800,000元的認股權證儲備已入賬確認。於截至二零零五年及二零零四年十二月三十一日止年度的損益表扣除的財務成本分別增加約港幣39,200,000元及港幣34,900,000元。

(己) 金融資產及負債

採納會計準則第39號「金融工具：確認及計算」引致的會計政策變動涉及金融資產及負債的分類及計算。

根據新訂會計準則，金融資產分為「按公允價值計入損益的金融資產」、「供出售的金融資產」、「貸款及應收款項」或「持有至期滿的金融資產」。分類視乎收購有關資產的目的而定。「按公允價值計入損益的金融資產」按公允價值列賬，而其公允價值的變動則直接列入損益表中確認。「貸款及應收款項」及「持有至期滿的金融資產」於首次入賬確認後以實際利率法按攤銷成本計算。「供出售的金融資產」以公允價值列賬，公允價值的變動會於股東權益中確認，惟並沒有在活躍市場掛牌報價的股本證券投資，由於不能可靠地按公允價值計算，故以成本值減減值列賬。

1. General (continued)

C Changes in Accounting Policies (continued)

(e) Convertible bonds

Convertible bonds were classified as liabilities on the balance sheet previously. In accordance with HKAS 32 – "Financial Instruments: Disclosure and Presentation", convertible bonds which are regarded as compound financial instruments are required to separate the liability and equity components on initial recognition and to account for these components separately. In subsequent periods, the liability component is carried at amortised cost using the effective interest method. The adoption of this accounting standard requires retrospective applications.

As a result of the adoption of HKAS 32, the Group's net assets as at 31 December 2004 and 2005 have been increased by approximately HK$57.4 million and HK$18.2 million respectively. A warrant reserve of HK$167.8 million was recognised as at 1 January 2004. The financial costs charged to the profit and loss account for the year ended 31 December 2005 and 2004 have been increased by approximately HK$39.2 million and HK$34.9 million respectively.

(f) Financial assets and liabilities

The adoption of HKAS 39 "Financial Instruments: Recognition and Measurement" has resulted in a change in the accounting policy relating to the classification of financial assets and liabilities and their measurements.

Under the new accounting standards, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" are carried at fair value with changes in fair values recognised directly in the profit and loss account. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method after initial recognition. "Available-for-sale financial assets" are carried at fair value with changes in fair value recognised in equity except for investments in equity securities, that do not have a quoted market price in an active market and whose fair value cannot be measured reliably and are stated at cost less impairment.

一、 一般事項(續)

丙 會計政策變動(續)

(己) 金融資產及負債(續)

金融負債分為「按公允價值計入損益的金融負債」或「按公允價值計入損益的金融負債以外的金融負債(其他金融負債)」。「其他金融負債」於首次入賬確認後以實際利率法按攤銷成本列賬。

於二零零五年一月一日，本集團根據會計準則第39號的有關過渡條文為其金融資產及負債分類及計算。由於對財務沒有重大的影響，本集團並沒有就二零零五年一月一日的資產及負債賬面值及保留溢利作出調整。

於二零零五年一月一日之前，本集團指定持作長期投資的債務及股本證券乃按成本減任何並非短暫性質的減值虧損釐定價值。至於並非持有至期滿的債務證券或指定持作長期投資的證券的其他投資，則按公允價值列賬，未變現的損益均列入綜合損益表。

於引用會計準則第39號之前，借予附屬公司的免息非流動貸款按面額列賬。根據會計準則第39號，該等貸款於首次確認時按公允價值列賬，而於其後之結算日則採用實際利率法按攤銷成本列賬。本公司已按前瞻基準引用會計準則第39號，故會計準則第39號對二零零五年一月一日之附屬公司權益賬面值及本公司之保留溢利並無影響。本年度溢利因該等應計利息支出而增加港幣59,600,000元。

1. General (continued)

C Changes in Accounting Policies (continued)

(f) Financial assets and liabilities (continued)

Financial liabilities are classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method after initial recognition.

On 1 January 2005, the Group classified and measured its financial assets and liabilities in accordance with the relevant transitional provisions of HKAS 39. As the financial effect is not significant, no adjustment has been made to the carrying amounts of assets and liabilities and the Group's retained profits as at 1 January 2005.

Prior to 1 January 2005, the Group's investments in debt and equity securities which are held for an identified long term purpose are measured at cost less any impairment loss that is other than temporary. Other investments which are neither debt securities held-to-maturity nor securities held for an identified long term purpose are measured at fair value, with unrealised gains or losses included in the consolidated profit and loss account.

Prior to the application of HKAS 39, an interest free non-current loans to subsidiaries were stated at nominal amount. In accordance with HKAS 39, such loans were measured at fair value on initial recognition, and then as stated at amortised cost using the effective interest method at subsequent balance sheet dates. The Company has applied HKAS 39 prospectively, and accordingly, HKAS 39 has no effect on the carrying amounts of the interests in subsidiaries and the Company's retained profits as at 1 January 2005. Profit for the year has been increased by HK$59.6 million for the imputed interest expenses.

一、 一般事項(續)

丙 會計政策變動(續)

(庚) 衍生工具及對沖

根據會計準則第39號，除非衍生工具被指定及符合資格作為有效的對沖工具，否則該等衍生工具按於每個資產負債表結算日的公允價值列賬，並視為持作買賣的金融資產或金融負債。因公允價值出現變動而作出的相應調整，將視乎有關衍生工具是否符合資格作為有效對沖工具而定，倘被指定作為對沖工具，則須視乎所對沖項目的性質而定。就持作買賣的衍生工具而言，其公允價值的變動於損益表確認。

由於採納會計準則第39號，本集團指定以若干衍生工具作為有效的現金流量對沖。對沖工具虧損的實際部份港幣26,900,000元於二零零五年一月一日直接確認為權益。被視為持作買賣用途的衍生工具於二零零五年一月一日釐定公允價值，而合共港幣60,400,000元的公允價值虧損總額則直接自該日的保留溢利扣除。

(辛) 更改列賬形式(會計準則第1號財務報告的編列)

(1) 應佔聯營公司及共同控制實體稅項的列賬形式(會計準則第1號財務報告的編列)
於以往年度，採用股權法入賬的本集團應佔聯營公司及共同控制實體的稅項，在綜合損益表中列作本集團所得稅的一部份。由二零零五年一月一日起，根據會計準則第1號的實施指引，本集團已改變列賬形式，於計算本集團的除稅前溢利或虧損時，先將採用股權法入賬的應佔聯營公司及共同控制實體稅項列入綜合損益表所報的應佔溢利或虧損。此等編列形式變動已按追溯基準加以引用。

1. General (continued)

C Changes in Accounting Policies (continued)

(g) Derivatives and hedging

Under HKAS 39, derivatives are carried at fair value at each balance sheet date and are deemed as held-for-trading financial assets or financial liabilities, unless they are designated and qualified as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are qualified as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are dealt with in the profit and loss account for the period in which they arise.

With the adoption of HKAS 39, the Group designated certain derivatives as effective cash flow hedge. The effective portion of the loss on the hedge instrument of HK$26.9 million was recognised directly in equity on 1 January 2005. For those derivatives deemed as held for trading, these financial instruments were fair-valued as at 1 January 2005 with an aggregate fair value loss of HK$60.4 million charged directly to retained profits on that date.

(h) Changes in presentation (HKAS 1, Presentation of financial statements)

(1) Presentation of shares of associates' and jointly controlled entities' taxation (HKAS 1, Presentation of financial statements)
In prior years, the Group's share of taxation of associates and jointly controlled entities accounted for using the equity method was included as part of the Group's income tax in the consolidated profit and loss account. With effect from 1 January 2005, in accordance with the implementation guidance in HKAS 1, the group has changed the presentation and includes the share of taxation of associates and jointly controlled entities accounted for using the equity method in the respective shares of profit or loss reported in the consolidated profit and loss account before arriving at the Group's profit or loss before tax. These changes in presentation have been applied retrospectively.

一、 一般事項(續)

丙 會計政策變動(續)

(辛) 更改列賬形式(會計準則第1號財務報告的編列)(續)

(2) 少數股東權益(會計準則第1號財務報告的編列及會計準則第27號合併及獨立財務報告)

於以往年度，資產負債表結算日的少數股東權益在列入綜合資產負債表時與負債分開及作為淨資產的扣減處理。於計算股東(指持有本公司股權的股東)應佔溢利之前，本年度本集團業績內的少數股東權益亦以扣減項目形式分開列入損益表。

由二零零五年一月一日起，為符合會計準則第1號及會計準則第27號的規定，本集團已改變其有關編列少數股東權益的會計政策。根據新政策，少數股東權益列作股權的一部份，與本公司股東應佔權益分開處理。此等編列形式變動已按追溯基準加以引用。

(壬) 重列前期及期初結餘

下表披露根據財務報告準則之過渡條文對綜合損益表與資產負債表及本公司資產負債表內各項及截至二零零四年十二月三十一日止年度之其他相關重大披露項目作出之調整。

1. General (continued)

C Changes in Accounting Policies (continued)

(h) Changes in presentation (HKAS 1, Presentation of financial statements) (continued)

(2) Minority interests (HKAS 1, Presentation of financial statements and HKAS 27, Consolidated and separate financial statements)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the profit and loss account as a deduction before arriving at the profit attributable to shareholders (the equity shareholders of the Company).

With effect from 1 January 2005, in order to comply with HKAS 1 and HKAS 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new policy, minority interests are presented as part of equity, separately from interests attributable to the equity shareholders of the Company. These changes in presentation have been applied retrospectively.

(i) Restatement of prior periods and opening balances

The following tables disclose the adjustments that have been made in accordance with the transitional provisions of the respective HKFRSs to each of the line items in the consolidated profit and loss account and balance sheet and the Company's balance sheet and other significant related disclosure items as previously reported for the year ended 31 December 2004.

一、 **一般事項**(續)

丙 **會計政策變動**(續)

(壬) 重列前期及期初結餘(續)

(1) 對綜合財務報告的影響
截至二零零四年十二月三十一日止年度綜合損益表

1. General (continued)

C Changes in Accounting Policies (continued)

(i) Restatement of prior periods and opening balances (continued)

(1) Effect on the consolidated financial statements
Consolidated profit and loss account for the year ended 31 December 2004

		二零零四年 (以往呈報) 2004 (as previously reported) 港幣千元 HK$'000	新會計政策的影響(本年度溢利增加/(減少)) Effect of new accounting policies (increase/(decrease) in profit for the year) 會計準則第1號 (附註一丙(辛)) HKAS 1 (Note 1C (h)) 港幣千元 HK$'000	會計準則第32號 (附註一丙(戊)) HKAS 32 (Note 1C (e)) 港幣千元 HK$'000	財務報告準則第2號 (附註一丙(丁)) HKFRS 2 (Note 1C (d)) 港幣千元 HK$'000	小計 Sub-total 港幣千元 HK$'000	二零零四年 (重列) 2004 (Restated) 港幣千元 HK$'000
營業額	Turnover	47,078,103	–	–	–	–	47,078,103
銷售成本	Cost of sales	(39,317,104)	–	–	–	–	(39,317,104)
毛利	Gross profit	7,760,999	–	–	–	–	7,760,999
其他收益	Other revenue	411,944	–	–	–	–	411,944
其他收入淨額	Other net income	491,285	–	–	–	–	491,285
銷售及分銷費用	Selling and distribution expenses	(4,443,639)	–	–	–	–	(4,443,639)
一般及行政費用	General and administrative expenses	(2,108,417)	–	–	(88,322)	(88,322)	(2,196,739)
經營溢利	Profit from operations	2,112,172	–	–	(88,322)	(88,322)	2,023,850
財務成本	Finance costs	(295,464)	–	(34,874)	–	(34,874)	(330,338)
應佔一間共同控制實體業績淨額	Share of net results of a jointly controlled entity	741	–	–	–	–	741
應佔聯營公司業績淨額	Share of net results of associates	495,290	(133,342)	–	–	(133,342)	361,948
除稅前溢利	Profit before taxation	2,312,739	(133,342)	(34,874)	(88,322)	(256,538)	2,056,201
稅項	Taxation	(370,544)	133,342	–	–	133,342	(237,202)
本年度溢利	Profit for the year	1,942,195	–	(34,874)	(88,322)	(123,196)	1,818,999
分配於:	Attributable to:						
本公司股東權益	Shareholders of the Company	1,603,249	–	(34,874)	(88,322)	(123,196)	1,480,053
少數股東權益	Minority interests	338,946	–	–	–	–	338,946
		1,942,195	–	(34,874)	(88,322)	(123,196)	1,818,999
每股盈利	Earnings per share						
基本(港幣元)	Basic (HK$)	0.76	–	(0.02)	(0.04)	(0.06)	0.70
攤薄(港幣元)	Diluted (HK$)	0.74	–	–	(0.04)	(0.04)	0.70
其他重大披露項目:	Other significant disclosure items:						
員工成本	Staff costs	(2,575,751)	–	–	(88,322)	(88,322)	(2,664,073)

一、一般事項(續)

丙 會計政策變動(續)

(壬) 重列前期及期初結餘(續)

(1) 對綜合財務報告的影響(續)
於二零零四年十二月三十一日
綜合資產負債表

1. General (continued)

C Changes in Accounting Policies (continued)

(i) Restatement of prior periods and opening balances (continued)

(1) Effect on the consolidated financial statements (continued)
Consolidated balance sheet as at 31 December 2004

		二零零四年(以往呈報) 2004 (as previously reported) 港幣千元 HK$'000	新會計政策的影響(資產淨值增加/(減少)) Effect of new accounting policies (increase/(decrease) in net assets) 會計準則詮釋第21號(附註一丙(乙)) HKAS-INT 21 (Note 1C (b)) 港幣千元 HK$'000	會計準則第32號(附註一丙(戊)) HKAS 32 (Note 1C (e)) 港幣千元 HK$'000	會計準則第38號 HKAS 38 港幣千元 HK$'000	會計準則第19號 HKAS 19 港幣千元 HK$'000	小計 Sub-total 港幣千元 HK$'000	二零零四年(重列) 2004 (Restated) 港幣千元 HK$'000
非流動資產	**Non-current assets**							
固定資產	Fixed assets							
-投資物業	- Investment properties	5,088,605	-	-	-	-	-	5,088,605
-其他物業、機器及設備	- Other property, plant and equipment	12,176,749	-	-	-	-	-	12,176,749
-持作自用的營業租約土地權益	- Interests in leasehold land held for own use under operating leases	1,949,702	-	-	-	-	-	1,949,702
商譽	Goodwill	-	1,781	-	2,317,435	-	2,319,216	2,319,216
其他無形資產	Other intangible assets	2,528,460	-	-	(2,317,435)	-	(2,317,435)	211,025
於一間共同控制實體之權益	Interest in a jointly controlled entity	55,642	-	-	-	-	-	55,642
於聯營公司之權益	Interests in associates	1,541,257	-	-	-	(10,840)	(10,840)	1,530,417
可售投資	Available for sale investments	128,612	-	-	-	-	-	128,612
預付款項	Prepayments	959,920	-	-	-	-	-	959,920
遞延税項資產	Deferred taxation assets	167,192	-	-	-	-	-	167,192
		24,596,139	1,781	-	-	(10,840)	(9,059)	24,587,080
流動資產	**Current assets**							
存貨	Stocks	5,069,792	-	-	-	-	-	5,069,792
貿易及其他應收款項	Trade and other receivables	4,861,642	-	57,411	-	-	57,411	4,919,053
可退回税項	Taxation recoverable	16,163	-	-	-	-	-	16,163
現金及銀行結存	Cash and bank balances	4,798,592	-	-	-	-	-	4,798,592
		14,746,189	-	57,411	-	-	57,411	14,803,600

一、 一般事項(續)
丙 會計政策變動(續)
(壬) 重列前期及期初結餘(續)
(1) 對綜合財務報告的影響(續)
於二零零四年十二月三十一日
綜合資產負債表(續)

1. General (continued)
C Changes in Accounting Policies (continued)
(i) Restatement of prior periods and opening balances (continued)
(1) Effect on the consolidated financial statements (continued)
Consolidated balance sheet as at 31 December 2004 (continued)

		二零零四年 (以往呈報) 2004 (as previously reported) 港幣千元 HK$'000	新會計政策的影響(本年度溢利增加/(減少)) Effect of new accounting policies (increase/(decrease) in profit for the year) 會計準則詮釋第21號 (附註一丙(乙)) HKAS-INT 21 (Note 1C (b)) 港幣千元 HK$'000	會計準則第32號 (附註一丙(戊)) HKAS 32 (Note 1C (e)) 港幣千元 HK$'000	會計準則第38號 HKAS 38 港幣千元 HK$'000	會計準則第19號 HKAS 19 港幣千元 HK$'000	小計 Sub-total 港幣千元 HK$'000	二零零四年 (重列) 2004 (Restated) 港幣千元 HK$'000
流動負債	***Current liabilities***							
貿易及其他應付款項	Trade and other payables	(8,555,640)	-	-	-	-	-	(8,555,640)
短期貸款	Short term loans	(2,981,994)	-	-	-	-	-	(2,981,994)
應付税項	Taxation payable	(182,123)	-	-	-	-	-	(182,123)
		(11,719,757)	-	-	-	-	-	(11,719,757)
流動資產淨值	**Net current assets**	3,026,432	-	57,411	-	-	57,411	3,083,843
總資產減流動負債	**Total assets less current liabilities**	27,622,571	1,781	57,411	-	(10,840)	48,352	27,670,923
非流動負債	**Non-current liabilities**							
長期負債	Long term liabilities	(6,797,211)	-	-	-	-	-	(6,797,211)
遞延税項負債	Deferred taxation liabilities	(232,139)	(705,092)	-	-	-	(705,092)	(937,231)
		20,593,221	(703,311)	57,411	-	(10,840)	(656,740)	19,936,481
股本及儲備	**Capital and reserves**							
股本	Share capital	2,123,009	-	-	-	-	-	2,123,009
儲備	Reserves	13,658,559	(703,311)	57,411	-	(10,840)	(656,740)	13,001,819
本公司股東應佔權益	**Equity attributable to shareholders of the Company**	15,781,568	(703,311)	57,411	-	(10,840)	(656,740)	15,124,828
少數股東權益	**Minority interests**	4,811,653	-	-	-	-	-	4,811,653
總權益	**Total equity**	20,593,221	(703,311)	57,411	-	(10,840)	(656,740)	19,936,481

一、 一般事項(續)

丙 會計政策變動(續)

(壬) 重列前期及期初結餘(續)

(2) 對本公司資產負債表的影響
於二零零四年十二月三十一日
資產負債表

1. General (continued)

C Changes in Accounting Policies (continued)

(i) Restatement of prior periods and opening balances (continued)

(2) Effect on the Company's balance sheet
Balance sheet as at 31 December 2004

		二零零四年 (以往呈報) 2004 (as previously reported) 港幣千元 HK$'000	新會計政策的影響(資產淨值增加/(減少)) Effect of new accounting policies (increase/(decrease) in net assets) 會計準則詮釋第21號 (附註一丙(乙)) HKAS-INT 21 (Note 1C (b)) 港幣千元 HK$'000	會計準則第32號 (附註一丙(戊)) HKAS 32 (Note 1C (e)) 港幣千元 HK$'000	財務報告準則第2號 (附註一丙(丁)) HKFRS 2 (Note 1C (d)) 港幣千元 HK$'000	小計 Sub-total 港幣千元 HK$'000	二零零四年 (重列) 2004 (Restated) 港幣千元 HK$'000
非流動資產	**Non-current assets**						
固定資產	Fixed assets						
—投資物業	Investment properties	51,000	–	–	–	–	51,000
—其他物業、機器及設備	Other property, plant and equipment	6,445	–	–	–	–	6,445
於附屬公司之權益	Interests in subsidiaries	15,350,711	–	–	81,175	81,175	15,431,886
		15,408,156	–	–	81,175	81,175	15,489,331
流動資產	**Current assets**						
貿易及其他應收款項	Trade and other receivables	31,143	–	167,755	–	167,755	198,898
現金及銀行結存	Cash and bank balances	791,654	–	–	–	–	791,654
		822,797	–	167,755	–	167,755	990,552
流動負債	**Current liabilities**						
貿易及其他應付款項	Trade and other payables	(268,283)	–	–	–	–	(268,283)
應付稅項	Taxation payable	(7,758)	–	–	–	–	(7,758)
		(276,041)	–	–	–	–	(276,041)
流動資產淨值	**Net current assets**	546,756	–	167,755	–	167,755	714,511
總資產減流動負債	**Total assets less current liabilities**	15,954,912	–	167,755	81,175	248,930	16,203,842
非流動負債	**Non-current liabilities**						
遞延稅項負債	Deferred taxation liabilities	(291)	(7,957)	–	–	(7,957)	(8,248)
		15,954,621	(7,957)	167,755	81,175	240,973	16,195,594
資本及儲備	**Capital and reserves**						
股本	Share capital	2,123,009	–	–	–	–	2,123,009
儲備	Reserves	13,831,612	(7,957)	167,755	81,175	240,973	14,072,585
		15,954,621	(7,957)	167,755	81,175	240,973	16,195,594

一、一般事項（續）

丁 尚未生效的會計準則及詮釋

本集團並未提前採用該等已頒佈但尚未生效的新準則及詮釋。本公司董事預計採用該等準則或詮釋不會對本集團的財務報告構成重大影響。

會計準則第1號（修訂）	資本披露[1]
會計準則第21號（修訂）	國外營運的淨投資[2]
會計準則第39號（修訂）	預測集團內公司間交易的現金流量對沖會計處理法[2]
會計準則第39號（修訂）	公允價值法的選擇[2]
會計準則第39號及財務報告準則第4號（修訂）	財務擔保合約[2]
財務報告準則第6號	礦物資源之勘探及評估[2]
財務報告準則第7號	金融工具：披露[1]
財務報告準則詮釋第4號	釐定安排是否包括租賃[2]
財務報告準則詮釋第5號	對解除運作、復原及環境重整基金所產生權益的權利[2]
香港（財務報告準則）詮釋第6號	參與特定市場－廢置電業及電子設備所產生的負債[3]
香港（財務報告準則）詮釋第7號	根據會計準則第29號在惡性通貨膨脹經濟中的財務報告的規定引用重述方法[4]

1 於二零零七年一月一日或之後開始的全年期間生效。

2 於二零零六年一月一日或之後開始的全年期間生效。

3 於二零零五年十二月一日或之後開始的全年期間生效。

4 於二零零六年三月一日或之後開始的全年期間生效。

1. General (continued)

D Accounting Standards and Interpretations that are not yet effective

The Group has not early applied the following new standards and interpretations that have been issued but are not yet effective. The Directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the financial statements of the Group.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions[2]
HKAS 39 (Amendment)	The Fair Value Option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial Guarantee Contracts[2]
HKFRS 6	Exploration for and Evaluation of Mineral Resources[2]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS-INT 4	Determining whether an Arrangement Contains a Lease[2]
HKFRS-INT 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds[2]
HK(IFRIC)-INT 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment[3]
HK(IFRIC)-INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]

1 Effective for annual periods beginning on or after 1 January 2007.

2 Effective for annual periods beginning on or after 1 January 2006.

3 Effective for annual periods beginning on or after 1 December 2005.

4 Effective for annual periods beginning on or after 1 March 2006.

二. 主要會計政策

甲 綜合入賬

本集團之綜合財務報告包括本公司及其全部直接及間接附屬公司之財務報告，且亦按下文附註二丙及丁所載基準將本集團於共同控制實體及聯營公司之權益一併納入計算。於年內收購或出售之附屬公司、共同控制實體及聯營公司之業績乃由其實際收購日期起計或截至出售生效日期止(視情況而定)納入計算。所有集團內部之重大交易及結餘已於綜合入賬時對銷。

乙 附屬公司

附屬公司為本公司直接或間接持有其半數以上已發行股本或控制其半數以上投票權或本公司控制其董事會或同等監管組織組成之公司。附屬公司之投資乃按成本值減去減值虧損後於本公司資產負債表列賬。本公司按已收及應收股息計算附屬公司之業績。

丙 共同控制實體

共同控制實體乃根據合約安排而成立並持作長期投資的合營企業，本集團與其他訂約方根據合約安排而進行的經濟活動須受共同控制。共同控制實體之業績及資產與負債乃採用權益會計法列入綜合財務報告。根據權益法，於共同控制實體之投資乃按成本列入綜合資產負債表，並就本集團應佔損益於收購後之變動及於共同控制實體權益之變動作出調整及減除任何已確定之減值虧損。當本集團應佔一間共同控制實體之虧損相當於或高出其於該共同控制實體之權益，本集團即不再確認應佔虧損。額外之應佔虧損均予撥備，且只在本集團已引致法定或推定債務或已代表該共同控制實體支付款項之情況下始確認為負債。於綜合資產負債表內，於共同控制實體之權益乃按本集團應佔有關實體之淨資產另加收購商譽(已計及下文附註十九之商譽政策)列賬。

2. Principal Accounting Policies

A Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and of all its direct and indirect subsidiaries and also incorporate the Group's interests in jointly controlled entities and associates on the basis set out in notes 2C and 2D below. The results of subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included from the effective date of acquisition or up to the effective date of disposal, as appropriate. All material intra-group transactions and balances have been eliminated on consolidation.

B Subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body. In the Company's balance sheet, investments in subsidiaries are carried at cost less any impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

C Jointly Controlled Entities

A jointly controlled entity is a joint venture held as a long term investment and a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control. The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the jointly controlled entities, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity. In the consolidated balance sheet, interests in jointly controlled entities are stated at the Group's share of net assets of the entities plus goodwill arising on acquisitions taking into effect the policy on goodwill in note 19 below.

二. 主要會計政策 (續)

丁 聯營公司

聯營公司乃指附屬公司以外，本集團可透過參與接受投資公司之財政及業務決策而對其行使重大影響力之公司。聯營公司之業績及資產與負債乃採用權益會計法列入綜合財務報告。根據權益法，於聯營公司之投資乃按成本列入綜合資產負債表，並就本集團應佔損益於收購後之變動及於聯營公司權益之變動作出調整及減除任何已確定之減值虧損。當本集團應佔一間聯營公司之虧損相當於或高出其於該聯營公司之權益，本集團即不再確認應佔虧損。額外之應佔虧損均予撥備，且只在本集團已引致法定或推定債務或已代表該聯營公司支付款項之情況下始確認為負債。於綜合資產負債表內，於聯營公司之權益乃按本集團應佔有關聯營公司之淨資產另加收購商譽(已計及下文附註二十之商譽政策)列賬。

戊 商譽

因綜合賬目而產生之商譽，指收購成本超逾本集團佔所收購附屬公司／共同控制實體／聯營公司可予確定資產與負債於收購日期之公允價值之權益差額。商譽於報告日期或有迹象顯示商譽涉及之現金產生單位可能出現減值時進行減值測試。該項商譽乃按成本減累積減值虧損列賬。商譽之減值虧損於綜合損益表中確認，且於日後一段期間內亦不予撥回。於日後出售附屬公司、共同控制實體或聯營公司時，已撥充資本的應計商譽均列作釐定出售損益之考慮因素。

本集團由二零零五年一月一日起按追溯基準引用財務報告準則第3號「企業併購」。於二零零一年一月一日之前進行收購所產生的商譽繼續確認為一項於權益中扣減的項目，且不應於本集團出售該項商譽所涉及之全部或部份業務或當商譽涉及之現金產生單位出現減值時在綜合損益表中確認。

2. Principal Accounting Policies (continued)

D Associates

An associate is an enterprise, not being a subsidiary, over which the Group is in a position to exercise significant influence through participation in the financial and operating policy decisions of the investee. The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate. In the consolidated balance sheet, interests in associates are stated at the Group's share of net assets of the associates plus goodwill arising on acquisitions taking into effect the policy on goodwill in note 20.

E Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary/jointly controlled entity/an associate at the date of acquisition. Goodwill is tested for impairment at the reporting date and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired. Such goodwill is carried at cost less accumulated impairment losses. An impairment loss for goodwill is recognised in the consolidated profit and loss account and is not reversed in a subsequent period. On subsequent disposal of a subsidiary, a jointly controlled entity or an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

The Group has applied HKFRS 3 – "Business Combinations" prospectively from 1 January 2005. Goodwill arising on acquisitions prior to 1 January 2001 continues to be recognised as a deduction from equity and should not be recognised in the consolidated profit and loss account when the Group disposes of all or part of the business to which that goodwill relates or when a cash-generating unit to which the goodwill relates becomes impaired.

二. 主要會計政策 (續)

戊 商譽 (續)

就於二零零一年一月一日或之後及於二零零五年一月一日之前進行收購所產生的資本化商譽而言，本集團已由二零零五年一月一日起停止攤銷，而該項商譽乃於報告日期及在有迹象顯示該項商譽涉及之現金產生單位可能出現減值時進行減值測試。

收購附屬公司、共同控制實體或聯營公司所產生之收購折讓指本集團於所收購附屬公司／共同控制實體／聯營公司名下可確定資產、負債及或然負債於收購日期之公允價值所佔權益高出收購成本之數額。附屬公司之收購折讓即時列入綜合損益表確認。在釐定本集團應佔共同控制實體或聯營公司於購入有關投資期間之業績時，共同控制實體或聯營公司之收購折讓列作收入計算。

如上文附註一丙所述，所有於二零零五年一月一日之負商譽已自賬目中剔除，並相應調整本集團之保留溢利。

己 金融資產及負債

本集團的金融資產視乎收購有關資產的目的而可劃分為「按公允價值計入損益的金融資產」、「供出售的金融資產」、「貸款及應收款項」及「持有至期滿的金融資產」。金融負債劃分為「按公允價值計入損益的金融負債」及「按公允價值計入損益的金融負債以外的金融負債(其他金融負債)」。分類及量值詳情如下：

(甲) 按公允價值計入損益的金融資產

按公允價值計入損益的金融資產初步按公允價值進行量值，可再細分為持有作買賣用途的金融資產及於首次確認時按公允價值計入損益的金融資產兩個類別。於首次確認後之每個資產負債表結算日，按公允價值計入損益的金融資產均按公允價值計算價值，而公允價值之變動則直接在出現變動期間之損益表中確認。

2. Principal Accounting Policies (continued)

E Goodwill (continued)

For previously capitalised goodwill arising on acquisitions on or after 1 January 2001 and prior to 1 January 2005, the Group has discontinued amortisation from 1 January 2005 onwards, and such goodwill is tested for impairment at the reporting date, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired.

A discount on acquisition arising on an acquisition of a subsidiary, a jointly controlled entity or an associate represents the excess of the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary/jointly controlled entity/ an associate at the date of acquisition over the cost of acquisition. Discount on acquisition of a subsidiary is recognised immediately in the consolidated profit and loss account. A discount on acquisition arising on an acquisition of a jointly controlled entity or an associate is included as income in the determination of the Groups' share of results of the jointly controlled entity or associate in the period in which the investment is acquired.

As explained in Note 1C above, all negative goodwill as at 1 January 2005 has been derecognised with a corresponding adjustment to the Group's retained profits.

F Financial assets and liabilities

The Group's financial assets are classified as "financial assets at fair value through profit and loss", "available-for-sale financial assets", "loans and receivables" and "held-to-maturity financial assets" dependent on the purpose for which the assets are acquired. Financial liabilities are classified as "financial liabilities at fair value through profit and loss" and financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities). Details of classifications and measurements are as follows:

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are initially measured at fair value and have two sub-categories: financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in the profit and loss account in the period in which they arise.

二. 主要會計政策 (續)

己 金融資產及負債(續)

(乙) 貸款及應收款項

貸款及應收款項為附帶固定或可確定金額付款之非衍生金融資產(並非在交投活躍之市場掛牌)。於首次確認後之每個資產負債表結算日，貸款及應收款項乃採用實際利息法按攤銷成本減任何已確定之減值虧損後列賬。

減值虧損在有客觀證據證明有關資產已出現減值時在損益表中確認，按該資產之賬面值與按原始實際利率折讓之估計未來現金流量現值兩者間之差額衡量。當有關資產的可收回款項之增額可客觀地證實涉及某件於確認減值之後發生的事件時，則減值虧損可於其後予以撤銷，但必須遵守一項限制，即有關資產於撤銷減值當日之賬面值不得超逾倘不確認減值而原應出現的攤銷成本。

(丙) 持有至期滿的投資

持有至期滿的投資為附帶固定或可確定金額付款及有固定期限，且本集團之管理層有意及有能力持有至期滿之非衍生金融資產。持有至期滿的投資初步按公允價值另加交易成本列入資產負債表，其後採用實際利息法按攤銷成本減任何已確定之減值虧損列入資產負債表。

減值虧損在有客觀證據證明有關資產已出現減值時在損益表中確認，按該資產之賬面值與於首次確認時按實際利率計算折讓之估計未來現金流量現值兩者間之差額衡量。倘於其後減值虧損減少，而其成因可客觀地證實涉及某件於確認減值虧損之後發生的事件時，減值虧損可在損益表中撤銷。撤銷減值虧損不得導致有關資產的賬面值超逾倘不於以往年度確認減值虧損所應釐定之賬面值。

2. Principal Accounting Policies (continued)

F Financial assets and liabilities (continued)

(b) *Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet subsequent to initial recognition, loans and receivables are carried at amortised cost using the effective interest method, less any identified impairment losses.

An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

(c) *Held-to-maturity investments*

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised in the balance sheet at fair value plus transaction costs. Subsequently, they are stated in the balance sheet at amortised cost using the effective interest method, less any identified impairment losses.

An impairment loss is recognised in the profit and loss account when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed on initial recognition. If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the profit and loss account. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

二. 主要會計政策(續)

己 金融資產及負債(續)

(丁) 可售投資

可售投資為指定須列入此類別或不屬於任何其他類別之非衍生工具。除非管理層擬於結算日起計十二個月內出售有關投資,否則列作非流動資產。

本集團持有若干並無在活躍市場上提供市場報價且無法可靠地衡量其公允價值之股本證券投資。該等可售投資乃按成本減減值列賬。除此之外,可售投資於首次確認時按公允價值加交易成本列賬。公允價值須於每個結算日重新計量,所得損益直接確認為權益,直至有關之金融資產被出售或被確定出現減值為止,屆時已經確認為權益之累積損益須自權益中撇除,並在損益表中確認。

倘有客觀迹象顯示資產出現減值,減值虧損在損益表確認。減值虧損金額為有關資產賬面值與類似金融資產按現行市場回報率折讓計算之估計未來現金流量現值兩者間之差額。該等減值虧損不會於日後撥回。倘日後該等資產之公允價值上升,增加之數直接確認為權益。

(戊) 按公允價值計入損益的金融負債

於首次確認後之每個結算日,按公允價值計入損益的金融負債按公允價值計量,公允價值變動於出現變動之期間直接在損益表確認。

(己) 其他金融負債

其他金融負債日後採用實際利率法按攤銷成本計量。

2. Principal Accounting Policies (continued)

F Financial assets and liabilities (continued)

(d) Available for sale investments

Available for sale investments are non-derivative that are either designated in this category or not classified in any of the other category. They are included in non-current assets unless management intends to dispose of the investment within twelve months from the balance sheet date.

The Group holds certain investments in equity securities, that do not have a quoted market price in an active market and whose fair value cannot be measured reliably. These available for sale investments are stated at cost less impairment. Apart from this, available for sale investments are initially recognised at fair value plus transaction costs. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in the profit and loss account.

An impairment loss is recognised in the profit and loss account when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods. Any subsequent increase in the fair value of such assets is recognised directly in equity.

(e) Financial liabilities at fair value through profit and loss

At each balance sheet date subsequent to initial recognition, financial liabilities at fair value through profit and loss are measured at fair value, with changes in fair value recognised directly in the profit and loss account in the period in which they arise.

(f) Other financial liabilities

Other financial liabilities are subsequently measured at amortised cost, using the effective interest rate method.

二. 主要會計政策(續)

己 金融資產及負債(續)

(己) 其他金融負債(續)

可換股債券

可換股債券於首次確認時將負債及股本部份分開列賬。於首次確認時，負債部份乃採用類似非轉換債項之市場利率釐定公允價值。發行可換股債券所得款項與負債部份所屬公允價值兩者間之差額代表持有人將債券兑換為股本之蘊含認購期權，列入認股權證儲備。

於以後期間，可換股債券之負債部份採用實際利息法按攤銷成本列賬。股本部份仍列入可換股債券股本儲備，直至蘊含之期權予以行使為止。倘有關期權於屆滿日期仍未行使，列入認股權證儲備之結餘將轉撥至保留溢利。兑換或屆滿均不在損益表確認損益。此項會計處理方法須按追溯基準加以引用。

庚 固定資產

(甲) 投資物業

投資物業為已完成建築工程及持有作長線收租及／或資本增值用途之土地及樓宇權益。該等物業按公允價值列入資產負債表。

根據會計準則第40號，本集團選擇採用公允價值模式為其投資物業入賬，公允價值變動於出現變動期間直接在損益表確認。本集團亦已引用有關過渡條文，並選擇由二零零五年一月一日起引用會計準則第40號。因此，比較數字並無作出調整。

(乙) 在建工程

用作生產、租用或行政用途或尚未 決定用途之在建物業、廠房及設備 均以成本 值減累計減值虧損(如 有) 列賬。成本包括所有建築支出、專 業費用、撥充資本之借貸成本以及 該項目之其他有關直接費用。

2. Principal Accounting Policies (continued)

F Financial assets and liabilities (continued)

(f) Other financial liabilities (continued)

Convertible bonds

Convertible bonds are classified separately into respective liability and equity components on initial recognition. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible bonds and the fair value assigned to the liability component, representing the embedded call option for the holder to convert the bonds into equity, is included in warrant reserve.

In subsequent periods, the liability component of the convertible bonds is carried at amortised cost using the effective interest method. The equity component will remain in convertible bond equity reserve until the embedded option is exercised. Where the option remains unexercised at the expiry date, the balance stated in the warrant reserve will be transferred to the retained profits. No gain or loss is recognised in profit and loss upon conversion or expiration. This accounting treatment is applied retrospectively.

G Fixed Assets

(a) Investment properties

Investment properties are interests in land and buildings in respect of which construction work has been completed and which are held for long term rental and/or for capital appreciation. Such properties are carried in the balance sheet at their fair value.

In accordance with HKAS 40, the Group has elected to use the fair value model to account for its investment properties with the changes in fair value recognised directly in the profit and loss account in the period in which they arise. The Group has also applied the relevant transitional provision and elected to apply the HKAS 40 from 1 January 2005. As a result, no adjustment has been made on comparative figures.

(b) Construction in progress

Properties, plant and equipment in the course of construction for production, rent or administrative purposes or for purposes not yet determined, are carried at cost less accumulated impairment losses, if any. Cost includes all construction expenditure, professional fees, borrowing costs capitalised and other relevant expenses directly attributable to such projects.

二. 主要會計政策 (續)

庚 固定資產(續)

(乙) 在建工程(續)

在工程竣工前和建築成本轉入有關 之固定資產之類別前，本公司概不 會為在建工程作任何折舊準備。

(丙) 其他物業、機器及設備

投資物業及在建工程以外之固定資 產按成本值減累計折舊及累計減值虧損(如有)列賬。

其他固定資產之折舊乃在計入其估 計剩餘價值後，按其估計可使用年 期以直線法攤銷其資產成本。剩餘價值及可使用年期於每個結算日加以審閱，並在適當情況下作出調整。所採用之估計可使用年期如下：

- 持作自用之營業租約土地權益於租約期內按直線基準攤銷
- 位於租約土地之樓宇於剩餘租約期與其估計可使用年期兩者中之較短期間(即20至50年)計算折舊

– 租賃物業裝修	按3至10年或按剩餘租賃年期兩者中較短者
– 船隻	5至15年
– 冷倉設備	10年
– 機器設備	5至25年
– 傢俬及設備	3至10年
– 汽車	3至8年

出售或棄置某項其他物業、機器及設備所產之損益為出售所得款項與資產賬面值兩者間之差額，於損益表中確認。

2. Principal Accounting Policies (continued)

G Fixed Assets (continued)

(b) Construction in progress (continued)

No provision for depreciation is made on construction in progress until such time when construction work is complete and the costs of construction are transferred to the appropriate category of fixed assets when available for use.

(c) Other property, plant and equipment

Fixed assets other than investment properties and construction in progress are stated at cost less accumulated depreciation and accumulated impairment losses, if any.

Depreciation of other fixed assets is provided to write off the cost of the assets over their estimated useful lives and after taking into account their estimated residual values, using the straight line method. The residual values and useful lives are reviewed, adjusted if appropriate, at each balance sheet date. The estimated useful lives are as follows:

- Interests in leasehold land held for own use under operating leases are amortised on a straight-line basis over the period of the lease term
- Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being 20 to 50 years

– Leasehold improvements	3 to 10 years or over the unexpired term of lease, whichever is shorter
– Vessels	5 to 15 years
– Cold storage facilities	10 years
– Plant and machinery	5 to 25 years
– Furniture and equipment	3 to 10 years
– Motor vehicles	3 to 8 years

The gain or loss on the disposal or retirement of an item of other property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the profit and loss account.

二. 主要會計政策 (續)

庚 固定資產 (續)

(丁) 租賃資產

(i) 根據融資租約購買之資產

根據本集團享有絕大部份回報及自負風險之融資租約及租購合約而購買之資產列作根據融資租約持有，視作自置資產入賬，及將相等於成本值之數額列作固定資產及融資租約承擔，並按本集團之折舊政策計提折舊。付予出租人之款項包括本金及利息，而利息則在損益表中扣除。

(ii) 營業租約費用

本集團對不享有絕大部份回報及無需承擔風險之所有租賃均視 作營業租約入賬。

營業租約之租金收入或開支(扣除任何作為獎勵訂立營業租約而已收及應收之利益)在個別租約的租約期以直線法在損益表確認，若有另一基準更能代表用戶得益的時間模式，則作別論。

購入營業租約土地之成本乃於租約期內按直線基準攤銷，惟已分類為投資物業則不在此限。

(戊) 固定資產之減值

於各結算日，為評估是否有跡象顯示投資物業以外的固定資產已經減值，內部及外來之有關資料均會列入考慮。倘有跡象顯示減值存在，有關資產的可收回數額會予以估計，並(如有關)確認減值虧損，以將該項資產撇減至其可收回數額。該項減值虧損會在損益表確認。

2. Principal Accounting Policies (continued)

G Fixed Assets (continued)

(d) Leased assets

(i) Assets acquired under finance leases

Assets acquired pursuant to finance leases that transfer to the Group substantially all the risks and rewards incident to ownership are classified as being held under finance leases and are accounted for as if purchased whereby an amount equivalent to cost is recorded as fixed assets and as obligations under finance leases. Depreciation is provided in accordance with the Group's depreciation policy. Payments to the lessor are treated as consisting of capital and interest elements. The interest element is charged to the profit and loss account.

(ii) Operating lease charges

All leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Rental income or expense arising from operating leases (net of any benefits received and receivable as an incentive to enter into an operating lease) is recognised in the profit and loss account on a straight line basis over the periods of the respective leases except where an alternative basis is more representative of the time pattern of the user's benefit.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property.

(e) Impairment of fixed assets

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets other than investment properties are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

二. 主要會計政策 (續)

庚 固定資產 (續)

(戊) 固定資產之減值 (續)

倘於其後撥回減值虧損，則該項資產的賬面值會增加至經修訂的估計 可收回數額，惟該項減值撥回數額不得超過該項資產倘於過往年度並無確認減值虧損所計算的賬面值。減值虧損撥回乃在確認撥回數額的年度計入損益表。

辛 其他無形資產

於首次確認時，分開購入及來自業務併購之其他無形資產分別按成本及公允價值確認。於首次確認後，享有無限可使用年期之其他無形資產按成本減其後出現之累計減值虧損列賬。有限定可使用年期之其他無形資產按成本列賬，並於其可使用年期內以直線法攤銷。攤銷由資產可供使用時開始計算。以下為有限定可使用年期之其他無形資產之估計可使用年期：

商標	10-20年
開發成本	5-15年
專利權使用費	50年

該等無形資產於每個結算日進行減值評估，方法為以其賬面值與其可收回金額作比較。倘有迹象顯示存在減值，減值虧損自損益表扣除，藉以將有關資產減至其可收回金額。倘日後撥回減值虧損，資產之賬面值須增至其經修訂之估計可收回金額。撥回減值虧損僅以倘無於以往年度確認減值虧損所應釐定之資產賬面值為限。

2. Principal Accounting Policies (continued)

G Fixed Assets (continued)

(e) Impairment of fixed assets (continued)

Where an impairment loss subsequently reverses, the carrying amount of the assets is increased to the revised estimate of its recoverable amount. Such reversal of impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

H Other intangible assets

On initial recognition, other intangible assets acquired separately and from business combinations are recognised at cost and at fair value respectively. After initial recognition, other intangible assets with indefinite useful lives are carried at cost less subsequent accumulated impairment losses. Other intangible assets with finite useful lives are stated at cost and are amortised on the straight line method over their useful lives with amortisation commences when the asset is available for use. The estimated useful lives of other intangible assets with definite useful lives are as follows:

Brand names	10 to 20 years
Development costs	5 to 15 years
Patent Royalty	50 years

These intangible assets are assessed for impairment at each balance sheet date by comparing their carrying amounts with their recoverable amounts. Where indication of impairment exists, an impairment loss is charged to profit and loss to reduce the assets to its recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the assets is increased to the revised estimate of its recoverable amount. Such reversal of impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years.

二. 主要會計政策 (續)

壬 遞延稅項

因資產負債的評稅基準與財務報告所示資產負債賬面值之間的暫時差異而引致的遞延稅項，以資產負債表法全數撥備，只有少數情況例外。遞延稅項資產乃就有可能將未來應課稅溢利與可動用之短暫時差抵銷而確認。計算遞延稅項時，會以資產變現或負債清還所屬期間預期適用的稅率計算。

癸 物業存貨

物業存貨乃指待售物業，乃按成本值及可變現淨值兩者中較低者列賬。可變現淨值乃經管理層參考現行市況作出之估計釐定。

子 其他存貨

其他存貨包括原材料、易耗品及包裝材料、在製品及製成品。其價值乃按成本值及可變現淨值兩者中之較低者列賬。

在製品及製成品之成本包括直接原材料、直接勞工成本及適當攤分之生產費用。

成本乃按加權平均法釐定，或就零售業務而言，成本乃按先入先出基準計算。

可變現淨值乃按估計淨銷售價減所有其他生產成本及有關市場推廣、銷售及分銷之成本而釐定。

丑 衍生金融工具及對沖

除非被指定且合資格成為有效對沖工具，衍生金融工具於各結算日按公允價值確認，並視作持有作買賣的金融資產／負債。本集團已建立兩類對沖關係，包括公允價值對沖及現金流量對沖。

2. Principal Accounting Policies (continued)

I Deferred taxation

Deferred taxation is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, with limited exceptions. Deferred taxation assets are recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary difference can be utilised. Deferred taxation is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

J Stock of properties

Stock of properties represents properties held for sale which is stated at the lower of cost and net realisable value. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

K Other stocks

Other stocks which comprise raw materials, consumables and packing materials, work-in-progress and finished goods are stated at the lower of cost and net realisable value.

Cost of work-in-progress and finished goods comprise direct materials, direct labour and an appropriate proportion of production overheads.

Cost is determined on the weighted average method or in the case of retail business, cost is calculated on the first-in first-out basis.

Net realisable value is determined as the estimated net selling price less all further costs of production and the related costs of marketing, selling and distribution.

L Derivative financial instruments and hedging

Derivative financial instruments are recognised at fair value at each balance sheet date and are deemed as held-for-trading financial assets/liabilities, unless they are designated and qualified as effective hedging instruments. The Group has entered into two types of hedge relationships, including fair value hedges and cash flow hedges.

二. 主要會計政策（續）

丑 衍生金融工具及對沖（續）

(甲) 公允價值對沖

就對沖某項已確認資產或負債或未確認承擔之公允價值變動風險而作出之對沖歸類為公允價值對沖。

就符合資格採用對沖會計處理方法之公允價值對沖而言，對沖工具及被對沖風險所屬被對沖項目之公允價值變動均於公允價值出現變動之期間在損益表中確認。

(乙) 現金流量對沖

就對沖現金流量之變動風險而作出之對沖歸類為現金流量對沖，該等對沖乃為某項已確認資產或負債或估計極有可能進行之交易所涉及之特定風險而作出。

就符合資格採用對沖會計處理方法之現金流量對沖而言，因對沖工具之公允價值出現變動所產生之損益實際部份首先確認為權益，並於被對沖項目有盈虧影響時轉撥至損益表。不符合對沖會計處理方法之對沖部份即時在損益表確認。

就日後導致確認非金融資產或非金融負債之預測交易對沖而言，相關之損益自權益中撇除，並列作該項資產或負債之初步成本或其他賬面值。

不符合資格採用對沖會計處理方法或被歸類為持有作買賣的金融資產／負債的衍生工具因公允價值變動而產生之任何損益均直接撥入損益表。

2. Principal Accounting Policies (continued)

L Derivative financial instruments and hedging (continued)

(a) Fair value hedges

Hedges are classified as fair value hedges when hedges are made to hedge against exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment.

For fair value hedges that qualifying for hedge accounting, changes in the fair values of hedging instruments and hedged item attributable to the hedged risk are recognised in the profit and loss in the periods in which fair value changes arise.

(b) Cash flow hedges

Hedges are classified as cash flow hedges when hedges are made to hedge against exposure to variability in cash flows that are attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction.

For cash flow hedges that qualify for hedge accounting, the effective portion of the gains or losses arising on the changes in fair value of hedging instruments is initially recognised in equity and transferred to the profit and loss account when the hedged item affects the profit and loss account. The ineffective portion is recognised immediately in the profit and loss account.

For the hedge of a forecast transaction that subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains or losses are removed from equity and included in the initial cost or other carrying amount of the asset or liability.

Any gains or losses arising from changes in the fair value of derivatives that either do not qualify for hedge accounting or are classified as held-for-trading financial assets/liabilities are taken directly to the profit and loss account.

二. 主要會計政策（續）

寅 收益確認

收益乃按已收或應收代價之公允價值計量，指在一般業務過程中提供商品與服務所應收的款項（扣除折扣）。

銷售在交付商品及提供服務時確認；利息收入於產生時在損益表確認。

投資股息收入在收取付款的股東權利獲確定時予以確認。

卯 借貸成本

借貸成本按應計基準入賬，並於產生年度之損益表扣除，惟直接涉及收購、建設或生產必須經過一段頗長時間之後才能準備就緒作擬定用途或出售之資產之成本則撥充資本，作為該等資產之部份成本，直至有關資產大致上可投入作擬定用途或出售為止。

為安排銀團貸款備用額及債務證券而支付的費用為遞延費用，採用實際利息法按攤銷成本列賬。

辰 外滙

在編列個別集團實體之財務報告時，以該實體之功能貨幣以外其他貨幣（外幣）進行之交易乃按交易日期之滙率兑換為功能貨幣（即有關實體營業所在主要經濟環境之貨幣）列賬。於各結算日，以外幣為單位之貨幣項目按結算日之滙率重新換算。以外幣為單位按公允價值列賬之非貨幣項目按釐定公允價值當日之滙率重新換算。按原始成本計量而以外幣為單位之非貨幣項目毋須重新換算。

2. Principal Accounting Policies (continued)

M Recognition of revenue

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business and net of discounts.

Sales are recognised upon delivery of goods and provision of services; and interest income is recognised in the profit and loss account as it accrues.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

N Borrowing costs

Borrowing costs are accounted for on the accrual basis and charged to the profit and loss account in the year incurred, except for costs that are directly attributable to the acquisition, construction or production of qualifying assets which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of that assets, until such time as the assets are substantially ready for their intended use or sale.

Fees paid for the arrangement of syndicated loan facilities and debt securities are deferred, and are carried at amortised cost using the effective interest method.

O Foreign exchange

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

二. 主要會計政策 (續)

辰 外匯(續)

因結算貨幣項目及換算貨幣項目而產生之滙兌差額於出現差額之期間在損益表確認，惟屬於本集團於海外業務之淨額投資一部份之貨幣項目所產之滙兌差額除外，在此情況下，該等滙兌差額在綜合財務報告中確認為權益。因換算非貨幣項目而產生之滙兌損益直接確認為權益。

在編列綜合財務報告時，本集團之海外業務之資產及負債按結算日之滙率兌換為本公司之列賬貨幣(即港幣)，其收支項目則按全年之平均滙率換算，惟如期內滙率曾出現大幅波動者除外。在此情況下，則改用交易當日之滙率換算。滙兌差額(如有)歸類為權益，並轉撥至本集團之滙兌儲備。該等滙兌差額於出售有關海外業務之期間內在綜合損益表中確認。

於二零零五年一月一日或之後收購海外業務而產生之商譽及就所收購可辨認資產作出之公允價值調整列作該海外業務之資產及負債，並按結算日之滙率換算。因此而產生之滙兌差額在滙兌儲備中確認。

巳 以股份形式付款

本集團曾就若干僱員及其他參與者提供之服務向彼等授予購股權，讓彼等根據本公司之購股權計劃認購本公司之股份。由於無法準確計量其他參與者之服務之公允價值，故所獲服務之公允價值乃參考所授購股權於授出日期之公允價值釐定，並於授予期間按直線基準列作支出，而權益(僱員股份補償儲備)則相應增加。本集團利用財務報告準則第2號之過渡條文，就該等於二零零二年十一月七日之後授出而於二零零五年一月一日仍未行使之購股權按追溯基準引用有關之會計政策，比較數字已予重列。

2. Principal Accounting Policies (continued)

O Foreign exchange (continued)

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in the profit and loss account in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange reserve. Such exchange differences are recognised in the consolidated profit and loss account in the period which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

P Share-based payment

The Group has granted share options to certain employees and other participants, for their services rendered, to subscribe for shares of the Company in accordance with the Company's share option scheme. The fair value of services received is determined by reference to the fair value of share options granted at the grant date because the fair value of services of other participants cannot be reliably measured and is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (employee share-based compensation reserve). The Group has taken advantage of the transitional provisions of HKFRS 2 with the accounting policy applied retrospectively to those share options granted after 7 November 2002 and had not been vested on 1 January 2005. Comparatives have been restated accordingly.

三. 重要會計估計

甲 投資物業

投資物業之公允價值每年由獨立估值師按市值釐定，乃按現有用途基準計算租金收入淨額，並計入復歸業權可能帶來之收入。

在作出判斷時，主要考慮以於結算日之市況及租金收入淨額之適當資本化率作依據之假設。該等估計須定期與實際市場數據及本集團進行之交易作比較。

乙 估計商譽減值

本集團根據附註二戊所載之會計政策按年就商譽進行減值測試。於確定商譽有否減值時，必須估計有關商譽所獲分配之現金產生單位之可收回金額。可收回金額乃根據使用中價值計算法或現金產生單位之公允價值減出售成本釐定。計算詳情在附註十六中披露。

丙 遞延稅項資產

於二零零五年十二月三十一日，為數港幣75,900,000元涉及未用稅項虧損之遞延稅項資產已在本集團之資產負債表中確認。確認遞延稅項資產主要視乎日後是否備有足夠未來溢利或應課稅短暫差額。倘所產生之實際未來溢利較預期少，可能引致巨額遞延稅項資產回撥並於損益表中確認。

四. 財務風險管理目標及政策

本集團之業務性質令本集團須承受各類財務風險，包括信貸風險、流動資金風險、利率風險及貨幣風險。管理層致力管理及監察該等風險，確保及時採取有效措施。

3. Critical Accounting Estimates

A Investment properties

The fair values of investment properties are determined annually by independent valuer on market value for existing use basis calculated on the net rental income and allowing for reversionary income potential.

In making the judgement, considerations have been given to assumptions that are mainly based on market conditions existing at the balance sheet date and appropriate capitalisation rates of the net rental income. These estimates are regularly compared to actual market data and transactions entered into by the Group.

B Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2E. Determining whether goodwill is impaired requires an estimation of the recoverable amounts of cash-generating units to which goodwill has been allocated. The recoverable amounts have been determined either based on value-in-use calculations or the cash-generating units' fair value less costs to sell. Details of the calculation are disclosed in Note 16.

C Deferred taxation assets

As at 31 December 2005, a deferred tax asset of HK$75.9 million in relation to unused tax losses has been recognised in the Group's balance sheet. The recognition of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognised in the profit and loss account in which such a reversal takes places.

4. Financial Risk Management Objective and Policies

The Group's activities expose it to a variety of financial risk: credit risk, liquidity risk, interest rate risk and currency risk. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

四. 財務風險管理目標及政策(續)

甲 信貸風險

本集團之信貸風險主要涉及貿易及其他應收款項、應收聯營公司款項、銀行結存及已訂立之衍生金融工具。

就貿易及其他應收款項而言，本集團定下政策確保向客戶銷售產品之信貸處理恰到好處。零售客戶之交易均以現金或主要信用咭進行。本集團並無信貸風險過份集中之情況，風險由多方交易方及客戶攤分。

至於使用衍生金融工具緩和本集團所受市場風險之交易方面，本集團定下程序及政策限制任何交易方所承受之信貸風險。

乙 流動資金風險

本集團維持充裕現金及獲信譽昭著之財務機構承諾提供足夠備用信貸額度，故得以就把握未來之投資機會及償還現有債項提供所需資金。

丙 利率風險

為平衡利率風險，本集團之貸款兼採固定／浮動息率，並定期進行檢討。為免風險過份集中，本集團進行利率掉期，以緩和目前及日後公司盈利能力因利率波動而受到的影響。

丁 貨幣風險

本集團若干附屬公司在香港以外地區營業，並以當地貨幣作為其功能貨幣。

由於本集團有以美元為單位之借款，故亦須承受外滙風險。除為償還此等負債而訂立附註二十五所載之遠期外滙合約外，本集團並無外幣對沖政策。如有需要，管理層將考慮對沖重大之外幣風險。

4. Financial Risk Management Objective and Policies (continued)

A Credit risk

The Group's credit risk is primarily attributable to trade and other receivables, amount due from associates, bank balances and derivative financial instruments entered into.

For trade and other receivables, the Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or via major credit cards. The Group has no significant concentration of credit risk; with exposure spread over a number of counterparties and customers.

In respect of transactions to use derivative financial instruments to mitigate the Group's market risk, the Group have procedures and policies in place to limit the amount of credit exposure to any counterparties.

B Liquidity risk

The Group's ability to fund prospective investment opportunities and existing debt requirements is achieved by maintaining surplus cash and the availability of adequate committed funding lines from high quality financial institutions.

C Interest rate risk

To cover interest rate risk, the Group maintains the loan portfolio in a preferred fixed/floating interest rate mix and review regularly. To avoid undue concentration of risk, the Group entered into interest rate swaps to mitigate current and future corporate profitability from interest rate volatility.

D Currency risk

Some subsidiaries of the Group are operating outside Hong Kong and usually have their local currency as their functional currencies.

The Group also had foreign currency exposure arising from the borrowings denominated in US dollars. Apart from forward foreign exchange contracts as set out in Note 25 to meet these liabilities, the Group do not have a foreign currency hedging policy. The management will consider hedging significant foreign currency exposure should the need arises.

五. 營業額及分類資料

5. Turnover and Segment Information

			二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
營業額指本公司及其附屬公司向外界客戶之銷售，包括來自下列項目之收入：		**Turnover represents sales by the Company and its subsidiaries to outside customers and comprises revenue from:**		
出售貨品		Sales of goods	**51,753,972**	45,199,464
提供服務及其他收入		Rendering of services and others	**1,526,495**	1,611,487
租金收入		Rental income	**295,922**	260,842
出售物業		Sales of properties	**7,530**	6,310
			53,583,919	47,078,103

主要申報規格－按業務劃分

Primary reporting format – business segments

		零售 Retail 港幣千元 HK'000	飲品 Beverage 港幣千元 HK'000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK'000	紡織 Textile 港幣千元 HK'000	物業 Property 港幣千元 HK'000	石油及相關產品經銷 Petroleum and Related Products Distribution 港幣千元 HK'000	投資及其他業務 Investments and Others 港幣千元 HK'000	對銷 Elimination 港幣千元 HK'000	合計 Total 港幣千元 HK'000
截至二零零五年十二月三十一日止年度	**For the year ended 31 December 2005**									
收益	**REVENUE**									
對外銷售	External sales	16,111,467	6,845,984	5,521,749	4,291,206	273,755	20,539,758	–	–	53,583,919
業務間銷售*	Inter-segment sales*	91,005	8,620	101,816	–	25,366	–	–	(226,807)	–
		16,202,472	6,854,604	5,623,565	4,291,206	299,121	20,539,758	–	(226,807)	53,583,919
其他收益	Other revenue	185,515	130,598	42,988	81,510	481,436	46,776	–	–	968,823
		16,387,987	6,985,202	5,666,553	4,372,716	780,557	20,586,534	–	(226,807)	54,552,742
分類業績	**Segment result**	347,745	534,722	502,563	175,390	795,706	809,826	(48,292)		3,117,660
未經分攤的公司支出	Unallocated corporate expenses									(79,535)
衍生金融工具的公允價值增益	Fair value gain on derivative financial instruments									47,911
利息收入	Interest income									169,336
經營溢利	Profit from operations									3,255,372
財務成本	Finance costs									(438,879)
應佔共同控制實體業績淨額	Share of net results of jointly controlled entities	–	–	–	–	–	4,935	–	–	4,935
應佔聯營公司業績淨額	Share of net results of associates	31	–	18,437	421	–	(9,498)	344,345	–	353,736
稅項	Taxation									(556,840)
本年度溢利	**Profit for the year**									2,618,324

		零售 Retail 港幣千元 HK'000	飲品 Beverage 港幣千元 HK'000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK'000	紡織 Textile 港幣千元 HK'000	物業 Property 港幣千元 HK'000	石油及相關產品經銷 Petroleum and Related Products Distribution 港幣千元 HK'000	投資及其他業務 Investments and Others 港幣千元 HK'000	合計 Total 港幣千元 HK'000
於二零零五年十二月三十一日	**As at 31 December 2005**								
資產	**ASSETS**								
分類資產	Segment assets	10,466,423	9,981,801	3,729,428	4,462,089	6,164,621	6,250,334	291,424	41,346,120
於共同控制實體之權益	Interests in jointly controlled entities	–	–	–	–	–	896,487	–	896,487
於聯營公司之權益	Interests in associates	4,105	–	213,684	72,870	–	18,670	761,223	1,070,552
遞延稅項資產	Deferred taxation assets								140,018
可退回稅項	Taxation recoverable								22,030
未經分攤的公司資產	Unallocated corporate assets								1,985,755
綜合資產總值	**Consolidated total assets**								45,460,962
負債	**LIABILITIES**								
分類負債	Segment liabilities	5,177,445	3,988,882	1,007,915	1,760,776	378,064	3,800,356	3,969	16,117,407
應付稅項	Taxation payable								233,928
遞延稅項負債	Deferred taxation liabilities								951,141
未經分攤的公司負債	Unallocated corporate liabilities								5,215,150
綜合負債總值	**Consolidated total liabilities**								22,517,626
其他資料	**OTHER INFORMATION**								
資本開支	Capital expenditure	1,141,601	656,927	234,329	219,975	354,486	96,493	1,433	2,705,244
折舊及攤銷	Depreciation and amortisation	426,878	521,473	127,769	167,493	2,486	92,935	2,774	1,341,808
所確認減值虧損	Impairment loss recognised	5,192	69,963	–	–	–	–	48,000	123,155

五. 營業額及分類資料(續)

主要申報規格－按業務劃分(續)

5. Turnover and Segment Information (continued)

Primary reporting format – business segments (continued)

		零售 Retail 港幣千元 HK'000	飲品 Beverage 港幣千元 HK'000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK'000	紡織 Textile 港幣千元 HK'000	物業 Property 港幣千元 HK'000	石油及相關產品經銷 Petroleum and Related Products Distribution 港幣千元 HK'000	投資及其他業務 Investments and Others 港幣千元 HK'000	對銷 Elimination 港幣千元 HK'000	合計 Total 港幣千元 HK'000
截至二零零四年十二月三十一日止年度(重列)	**For the year ended 31 December 2004 (Restated)**									
收益	**REVENUE**									
對外銷售	External sales	13,849,316	5,070,535	5,352,494	3,851,037	273,860	18,680,861	-	-	47,078,103
業務間銷售*	Inter-segment sales*	48,798	8,853	81,461	-	33,137	-	-	(172,249)	-
		13,898,114	5,079,388	5,433,955	3,851,037	306,997	18,680,861	-	(172,249)	47,078,103
其他收益	Other revenue	109,479	49,442	65,456	76,460	233	32,445	403	-	333,918
		14,007,593	5,128,830	5,499,411	3,927,497	307,230	18,713,306	403	(172,249)	47,412,021
分類業績	**Segment result**	176,912	417,594	473,135	75,907	297,931	602,400	(19,932)		2,023,947
未經分攤的公司支出	Unallocated corporate expenses									(78,123)
利息收入	Interest income									78,026
經營溢利	Profit from operations									2,023,850
財務成本	Finance costs									(330,338)
應佔一間共同控制實體業績淨額	Share of net results of a jointly controlled entity	-	-	-	-	-	741	-		741
應佔聯營公司業績淨額	Share of net results of associates	(4)	-	42,609	2,604	-	7,731	309,008		361,948
稅項	Taxation									(237,202)
本年度溢利	**Profit for the year**									1,818,999

五. 營業額及分類資料(續)

主要申報規格－按業務劃分(續)

5. Turnover and Segment Information (continued)

Primary reporting format – business segments (continued)

		零售 Retail 港幣千元 HK'000	飲品 Beverage 港幣千元 HK'000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK'000	紡織 Textile 港幣千元 HK'000	物業 Property 港幣千元 HK'000	石油及相關產品經銷 Petroleum and Related Products Distribution 港幣千元 HK'000	投資及其他業務 Investments and Others 港幣千元 HK'000	合計 Total 港幣千元 HK'000
於二零零四年十二月三十一日 (重列)	**As at 31 December 2004 (Restated)**								
資產	**ASSETS**								
分類資產	Segment assets	7,417,501	9,473,418	3,682,106	4,188,732	5,825,941	5,715,612	130,249	36,433,559
於一間共同控制實體之權益	Interests in a jointly controlled entity	-	-	-	-	-	55,642	-	55,642
於聯營公司之權益	Interests in associates	(366)	-	544,737	103,762	-	27,561	854,723	1,530,417
遞延税項資產	Deferred taxation assets								167,192
可退回税項	Taxation recoverable								16,163
未經分攤的公司資產	Unallocated corporate assets								1,187,707
綜合資產總值	**Consolidated total assets**								39,390,680
負債	**LIABILITIES**								
分類負債	Segment liabilities	3,925,308	3,901,939	1,003,608	1,928,904	252,428	2,183,382	4,514	13,200,083
應付税項	Taxation payable								182,123
遞延税項負債	Deferred taxation liabilities								937,231
未經分攤的公司負債	Unallocated corporate liabilities								5,134,762
綜合負債總值	**Consolidated total liabilities**								19,454,199
其他資料	**OTHER INFORMATION**								
資本開支	Capital expenditure	1,070,904	261,881	222,642	468,091	226,654	210,303	1,126	2,461,601
折舊及攤銷	Depreciation and amortisation	426,288	469,994	134,239	141,032	5,071	91,353	3,531	1,271,508
所確認減值虧損	Impairment loss recognised	-	18,571	-	-	-	-	-	18,571

* 業務間銷售乃按當時的市場價格收費。

* Inter-segment sales are charged at prevailing market rates

五. 營業額及分類資料(續)

次要申報格式－按地區劃分

5. Turnover and Segment Information (continued)

Secondary reporting format – geographical segments

		香港 Hong Kong 港幣千元 HK$'000	中國內地 Chinese Mainland 港幣千元 HK$'000	其他國家 Other Countries 港幣千元 HK$'000	合計 Total 港幣千元 HK$'000
截至二零零五年十二月三十一日止年度	**For the year ended 31 December 2005**				
分類收益	**Segment revenue**				
營業額	Turnover	20,961,230	29,832,535	2,790,154	53,583,919
其他收益	Other revenue	645,451	314,724	8,648	968,823
		21,606,681	30,147,259	2,798,802	54,552,742
於二零零五年十二月三十一日	**As at 31 December 2005**				
分類資產	Segment assets	13,154,134	26,298,719	1,893,267	41,346,120
添置固定資產	Additions to fixed assets	130,174	2,467,198	107,872	2,705,244
截至二零零四年十二月三十一日止年度	**For the year ended 31 December 2004**				
分類收益	**Segment revenue**				
營業額	Turnover	18,991,778	24,036,614	4,049,711	47,078,103
其他收益	Other revenue	121,508	195,078	17,332	333,918
		19,113,286	24,231,692	4,067,043	47,412,021
於二零零四年十二月三十一日 (重列)	**As at 31 December 2004 (Restated)**				
分類資產	Segment assets	12,427,587	22,494,848	1,511,124	36,433,559
添置固定／無形資產	Additions to fixed/ intangible assets	343,203	2,075,665	42,733	2,461,601

六、 其他收益及收入淨額

6. Other Revenue and Net Income

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
其他收益包括下列各項：	Other revenue includes the following:		
來自非上市可售投資的股息	Dividends from unlisted available for sale investments	**5,103**	4,357
利息收入	Interest income	**169,336**	78,026
所確認的負商譽	Negative goodwill recognised	**46,275**	14,067
投資物業按公允價值之重估盈餘	Fair value gain on revaluation of investment properties	**489,182**	41,668
衍生金融工具之公允價值盈餘	Fair value gain on derivative financial instruments	**47,911**	–
其他收入淨額包括下列各項：	Other net income includes the following:		
出售聯營公司所得溢利淨額	Net profit on disposal of associates	**63,846**	326,181
出售固定資產所得溢利淨額	Net profit on disposal of fixed assets	**316,493**	164,516
出售可售投資所得溢利淨額	Net gain on disposal of available for sales investments	**93,624**	–

七、 財務成本

7. Finance Costs

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000 (重列) (Restated)
融資租約利息	Interest on finance leases	**980**	1,644
須於五年內悉數償還之銀行貸款及其他貸款利息	Interest on bank loans and other loans wholly repayable within five years	**392,161**	295,049
不須於五年內悉數償還之其他貸款利息	Interest on other loans not wholly repayable within five years	**12,098**	6,113
融資支出	Financing charges	**37,898**	27,532
		443,137	330,338
減：合資格資產成本形式之撥充資本款項	Less: Amount capitalised in cost of qualifying assets	**(4,258)**	–
		438,879	330,338

八、本年度溢利 | 8. Profit For the Year

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000 (重列) (Restated)
本年度溢利已扣除下列各項：	**Profit for the year has been arrived at after charging:**		
核數師酬金	Auditors' remuneration	**19,940**	13,570
員工成本(包括董事酬金)	Staff costs (including directors' emoluments)	**3,114,376**	2,664,073
折舊	Depreciation		
－自置資產	– Owned assets	**1,308,930**	1,136,610
－按融資租約持有的資產(包括在一般及行政費用內)	– Assets held under finance leases (included in general and administrative expenses)	**4,023**	5,040
固定資產之已確認減值虧損	Impairment loss recognised on fixed assets	**74,065**	18,571
可售投資之已確認減值虧損	Impairment loss recognised on available for sale investments	**49,090**	–
無形資產攤銷	Amortisation of intangible assets		
－商譽(包括在一般及行政費用內)	– Goodwill (included in general and administrative expenses)	**–**	116,424
－其他無形資產	– Other intangible assets	**28,855**	13,434
土地及樓宇之營業租約費用	Operating leases charges on land and buildings	**1,098,178**	976,815
應佔共同控制實體的稅項	Share of tax of jointly controlled entities	**236**	–
應佔聯營公司的稅項	Share of tax of associates	**67,528**	133,342
並已計入：	**And after crediting:**		
租金收入毛額	Gross rental income	**295,922**	260,842
減：相關支出	Less: Related out-goings	**(28,298)**	(27,680)
租金收入淨額	Net rental income	**267,624**	233,162

九. 董事酬金 9. Directors' Emoluments

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
袍金	Fees	968	960
基本薪金及津貼	Basic salaries and allowances	14,423	15,092
公積金供款	Provident fund contributions	1,124	1,276
已付花紅	Bonus paid	4,967	470
		21,482	17,798
行使購股權權益[1]	Benefit from share options exercised[1]	1,300	7,155
以股份形式付款[2]	Share-based payment[2]	–	–

二零零五年	2005	袍金 Fees	其他酬金 Other Emoluments				
			基本薪金及津貼 Basic Salaries and Allowances	公積金供款 Provident Fund Contributions	已付花紅[3] Bonus Paid[3]	合計 Total	二零零四年合計 2004 Total
董事姓名	Name of director	港幣千元 HK$'000	港幣千元 HK$'000	港幣千元 HK$'000	港幣千元 HK$'000	港幣千元 HK$'000	港幣千元 HK$'000
宋林	Song Lin	50	1,650	204	833	2,737	1,781
陳樹林	Chen Shulin	50	1,560	54	655	2,319	1,464
喬世波	Qiao Shibo	50	1,470	54	655	2,229	1,431
姜智宏	Keung Chi Wang, Ralph	50	2,376	259	345	3,030	2,533
劉百成	Lau Pak Shing	50	2,879	315	600	3,844	3,082
王群	Wang Qun	50	426	–	700	1,176	896
鄺文謙	Kwong Man Him	50	2,332	72	423	2,877	2,338
蔣偉	Jiang Wei	50	–	–	–	50	50
閻飈	Yan Biao	50	1,470	135	596	2,251	1,540
謝勝喜	Xie Shengxi	50	–	–	–	50	50
陳普芬	Chan Po Fun, Peter	140	–	–	–	140	120
黃大寧	Houang Tai Ninh	140	–	–	–	140	120
李家祥	Li Ka Cheung, Eric	140	–	–	–	140	120
鄭慕智	Cheng Mo Chi	23	–	–	–	23	–
寧高寧	Ning Gao Ning, Frank	–	–	–	–	–	1,963
鍾義	Zhong Yi	25	260	31	160	476	310
合計	Total	968	14,423	1,124	4,967	21,482	–
二零零四年	2004	960	15,092	1,276	470	–	17,798

九. 董事酬金(續)

9. Directors' Emoluments (continued)

董事姓名	Name of director	行使購股權權益[1] Benefit from share options exercised[1] 二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
謝勝喜	Xie Shengxi	**1,300**	–
劉百成	Lau Pak Shing	**–**	1,890
鍾義	Zhong Yi	**–**	5,265
		1,300	7,155

1 該款項不在綜合損益表中扣除。

1 The amount was not charged to the consolidated profit and loss account.

2 該款項已在綜合損益表中扣除。

2 The amount was charged to the consolidated profit and loss account.

3 花紅乃參考兩年度之經營業績、個別人士工作表現及同類市場統計數字釐定。

3 The bonus payment is determined with reference to the operating results, individual performance and comparable market statistics during both years.

十. 五位最高薪僱員

10. Five Highest Paid Employees

年內五位最高薪僱員包括兩位(二零零四年:一位)董事,詳情已載於上文附註九。其餘三位(二零零四年:四位)最高薪僱員所獲支付之酬金詳情如下:

The five highest paid employees during the year included two (2004: one) directors, details of whose remunerations are set out in note 9 above. The details of the remunerations paid to the other three (2004: four) highest paid employees are as follows:

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000 (重列) (Restated)
基本薪金及津貼	Basic salaries and allowances	**6,465**	10,262
公積金供款	Provident fund contributions	**70**	167
已付花紅	Bonus paid	**2,910**	–
以股份形式付款	Share-based payment	**2,778**	3,369
		12,223	13,798

此三位(二零零四年:四位)最高薪僱員之薪酬介乎下列幅度:

The emoluments of this three (2004: four) highest paid individuals were within the following bands:

港幣元	HK$	人數 No. of persons 二零零五年 2005	二零零四年 2004 (重列) (Restated)
1,500,001 – 2,000,000	1,500,001 – 2,000,000	**–**	1
2,500,001 – 3,000,000	2,500,001 – 3,000,000	**1**	–
3,000,001 – 3,500,000	3,000,001 – 3,500,000	**1**	1
4,000,001 – 4,500,000	4,000,001 – 4,500,000	**–**	1
4,500,001 – 5,000,000	4,500,001 – 5,000,000	**1**	1

十一. 職員公積金

甲 香港

本集團設有多項供香港全體僱員參與之定額供款退休計劃。該等計劃之資產與本集團資產分開管理，並由獨立管理之基金持有。供款額乃根據僱員基本薪金之特定百份比計算，而離職員工無權享有之任何沒收供款則用以減低本集團之供款。

11. Staff Provident Fund

A Hong Kong

The Group operates various defined contribution retirement schemes which are available to all Hong Kong employees. The assets of the schemes are held separately from those of the Group in an independently administered fund. The amount of contributions is based on a specified percentage of the basic salary of employees and any forfeited contributions in respect of unvested benefits of staff leavers are used to reduce the Group's contributions.

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
本集團對職員公積金之供款	Group contributions to staff provident fund	**32,344**	37,504
已動用之沒收供款	Forfeited contributions utilised	**(666)**	(902)
自綜合損益表扣除之款項	Amount charged to consolidated profit and loss account	**31,678**	36,602
尚未動用之沒收供款	Un-utilised forfeited contributions	**–**	–

乙 中國內地

本集團在中國內地的僱員均屬於內地有關地方政府經營的國家管理退休福利計劃的成員。本集團須向該計劃支付佔工資特定百分比的供款，作為福利資金。本集團在此等計劃的唯一責任便是支付特定供款。

為上述的中國內地退休計劃而在綜合損益表中扣除的總成本約達港幣206,184,000元（二零零四年：港幣169,372,000元）。

B Chinese Mainland

The employees of the Group in the Chinese Mainland are members of state-managed retirement benefit schemes operated by the respective local government in the Chinese Mainland. The Group is required to contribute a specified percentage of payroll costs to the schemes to fund the benefits. The only obligation of the Group with respect to these schemes is to make the specified contributions.

The total cost charged to the consolidated profit and loss account in respect of the above-mentioned schemes in the Chinese Mainland amounted to approximately HK$206,184,000 (2004: HK$169,372,000).

十二. 稅項

12. Taxation

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000 (重列) (Restated)
本年度稅項	**Current taxation**		
香港	Hong Kong	**186,633**	141,084
中國內地	Chinese Mainland	**251,321**	187,143
海外	Overseas	**1,810**	1,372
		439,764	329,599
遞延稅項	**Deferred taxation**		
香港	Hong Kong	**72,587**	(61,282)
中國內地	Chinese Mainland	**44,489**	(31,115)
		556,840	237,202

以往應佔共同控制實體及聯營公司之稅項均列入稅項。由於會計準則第1號「財務報告的編列」作出變更，本年度應佔共同控制實體及聯營公司之稅項分別為港幣236,000元(二零零四年：無)及港幣67,528,000元(二零零四年：港幣133,342,000元)，均列入應佔共同控制實體及聯營公司之溢利。上年度之比較數字已予重列。

Previously, share of jointly controlled entities and associates' taxation were included under taxation. As a result of change in requirements of HKAS 1 – Presentation of Financial Statements, share of jointly controlled entities and associates' taxation for the year of HK$236,000 (2004: HK$nil) and HK$67,528,000 (2004: HK$133,342,000) respectively are included in the share of profits of jointly controlled entities and associates. Prior comparatives have been restated accordingly.

香港利得稅乃根據本年度之估計應課稅溢利按稅率17.5%(二零零四年：17.5%)計算。中國內地附屬公司之所得稅乃根據其有關稅務法例按估計應課稅溢利撥備。海外稅項按各司法權區之適用稅率計算。

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) on the estimated assessable profits for the year. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

十二. 稅項(續)

本集團有關除稅前溢利之稅項有別於假設採用香港利得稅稅率計算之理論稅款，詳情如下：

12. Taxation (continued)

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the Hong Kong Profits Tax rate as follows:

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000 (重列) (Restated)
除稅前溢利(不包括應佔共同控制實體及聯營公司之業績淨額)	Profit before taxation (excluding share of net results of jointly controlled entities and associates)	**2,816,493**	1,693,512
按稅率17.5%(二零零四年：17.5%)計算之稅項	Calculated at a taxation rate of 17.5% (2004: 17.5%)	**492,886**	296,364
其他司法管轄權區不同稅率之影響	Effect of different taxation rates in other jurisdictions	**68,940**	6,921
無須課稅之收入	Income not subject to taxation	**(120,312)**	(147,412)
不可扣稅之支出	Expenses not deductible for taxation purposes	**96,894**	62,036
使用早前未有確認之稅損	Utilisation of previously unrecognised tax losses	**(25,456)**	(28,073)
未有確認之稅損	Tax loss not recognised	**141,050**	120,232
去年多撥備之稅項	Overprovision on taxation in previous year	**(479)**	(3,424)
溢利公司豁免稅項	Income earning companies exempted from taxation	**(96,683)**	(69,442)
稅項支出	Taxation charge	**556,840**	237,202

十三. 股息

13. Dividends

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
因行使購股權而於上年度額外派付的末期股息	Additional final dividend paid for the previous year as a result of exercise of share options	**9,530**	233
二零零五年的已派中期股息每股普通股港幣0.13元(二零零四年:港幣0.11元)	2005 interim dividend paid of HK$0.13 (2004: HK$0.11) per ordinary share	**288,382**	231,822
二零零五年的擬派末期股息每股普通股港幣0.25元(二零零四年:港幣0.16元)	2005 proposed final dividend of HK$0.25 (2004: HK$0.16) per ordinary share	**579,750**	342,173
		877,662	574,228

在本公司於二零零六年四月六日舉行的會議上,董事擬派末期股息每股普通股港幣0.25元(二零零四年:港幣0.16元)。擬派股息乃按本公司於舉行董事會會議當日的普通股股數計算,該等股息並無於財務報告內確認為負債。本年度財務報告所反映本公司派付的股息總額已包括二零零四年度的末期股息,總額為港幣640,085,000元(二零零四年:港幣526,297,000元)。

At the meeting held on 6 April 2006 the directors proposed final dividend of HK$0.25 (2004: HK$0.16) per ordinary share. This proposed dividend, which is calculated on the Company's number of ordinary shares as at the date of the board meeting, is not recognised as a liability in these financial statements. The total dividends paid by the Company, including the final dividend for the year 2004, amounting to HK$640,085,000 (2004: HK$526,297,000) are reflected in the current year financial statements.

十四. 每股盈利

14. Earnings Per Share

每股基本及攤薄盈利乃根據下列數據計算：

The calculation of the basic and diluted earnings per share is based on the following data:

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000 (重列) (Restated)
盈利	**Earnings**		
用以計算每股基本盈利的本公司股東應佔溢利	Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share	**2,220,403**	1,480,053
因行使可換股債券而節省的利息	Interest saving on exercise of convertible bonds	**114,851**	108,177
用以計算每股攤薄盈利的本公司股東應佔溢利	Profit attributable to shareholders of the Company for the purpose of calculating diluted earnings per share	**2,335,254**	1,588,230

		2005	2004
股份數目	**Number of shares**		
用以計算每股基本盈利的普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	**2,183,572,648**	2,104,438,057
對普通股構成之潛在攤薄影響：	Effect of dilutive potential ordinary shares:		
－購股權	– Share options	**42,752,535**	39,769,143
－可換股債券	– Convertible bonds	**119,595,400**	119,595,400
用以計算每股攤薄盈利的普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	**2,345,920,583**	2,263,802,600

十五. 固定資產

15. Fixed Assets

		自用樓宇 Buildings held for own use 港幣千元 HK$'000	機器、設備及其他固定資產 Plant, machinery and other fixed assets 港幣千元 HK$'000	小計 Sub-total 港幣千元 HK$'000	投資物業 Investment properties 港幣千元 HK$'000	持作自用的營業租約土地權益 Interests in leasehold land held for own use under operating leases 港幣千元 HK$'000	合計 Total 港幣千元 HK$'000
本集團	**The Group**						
成本或估值	Cost or valuation						
於二零零四年一月一日(重列)	At 1 January 2004 (As restated)	3,492,280	11,476,539	14,968,819	3,332,523	1,910,469	20,211,811
滙兌差額	Exchange difference	(2,143)	(5,135)	(7,278)	8	(834)	(8,104)
收購附屬公司/業務時轉入	Relating to acquisition of subsidiaries/business	712,588	1,107,715	1,820,303	185,771	283,383	2,289,457
添置	Additions	675,744	1,452,041	2,127,785	216,235	117,185	2,461,205
出售	Disposals	(80,210)	(500,788)	(580,998)	(24,978)	(72,285)	(678,261)
重新分類	Reclassifications	(194,780)	(155,220)	(350,000)	344,618	–	(5,382)
重估調整	Adjustment on valuation	–	–	–	1,034,428	–	1,034,428
於二零零五年一月一日(重列)	At 1 January 2005 (As restated)	4,603,479	13,375,152	17,978,631	5,088,605	2,237,918	25,305,154
滙兌差額	Exchange difference	95,179	268,960	364,139	8,117	26,890	399,146
收購附屬公司/業務時轉入	Relating to acquisition of subsidiaries/business	136,014	153,002	289,016	–	53,347	342,363
出售附屬公司/業務時轉出	Relating to disposal of subsidiaries/business	(14,439)	(35,530)	(49,969)	(418,000)	(31,565)	(499,534)
添置	Additions	591,767	1,699,542	2,291,309	331,105	82,830	2,705,244
出售	Disposals	(109,665)	(303,305)	(412,970)	(96,927)	(78,562)	(588,459)
重新分類	Reclassifications	253,680	(348,961)	(95,281)	(427)	95,106	(602)
重估調整	Adjustment on valuation	–	–	–	489,182	–	489,182
於二零零五年十二月三十一日	At 31 December 2005	5,556,015	14,808,860	20,364,875	5,401,655	2,385,964	28,152,494

十五. 固定資產(續)

15. Fixed Assets (continued)

		自用樓宇 Buildings held for own use 港幣千元 HK$'000	機器、設備及其他固定資產 Plant, machinery and other fixed assets 港幣千元 HK$'000	小計 Sub-total 港幣千元 HK$'000	投資物業 Investment properties 港幣千元 HK$'000	持作自用的營業租約土地權益 Interests in leasehold land held for own use under operating leases 港幣千元 HK$'000	合計 Total 港幣千元 HK$'000
累計折舊及減值	Accumulated depreciation and impairment						
於二零零四年一月一日(重列)	At 1 January 2004 (As restated)	813,853	4,327,481	5,141,334	–	250,003	5,391,337
滙兑差額	Exchange difference	(582)	(2,054)	(2,636)	–	(135)	(2,771)
本年度折舊	Charge for the year	143,497	957,037	1,100,534	–	41,116	1,141,650
出售撥回	Written back on disposals	(36,651)	(413,888)	(450,539)	–	(2,768)	(453,307)
已確認之減值虧損	Impairment loss recognised	2,351	16,220	18,571	–	–	18,571
重新分類	Reclassifications	(5,483)	101	(5,382)	–	–	(5,382)
於二零零五年一月一日(重列)	At 1 January 2005 (As restated)	916,985	4,884,897	5,801,882	–	288,216	6,090,098
滙兑差額	Exchange difference	24,364	117,572	141,936	–	3,461	145,397
出售附屬公司/業務時轉出	Relating to disposal of subsidiaries/business	(3,430)	(25,554)	(28,984)	–	(4,998)	(33,982)
本年度折舊	Charge for the year	193,777	1,063,931	1,257,708	–	55,245	1,312,953
出售撥回	Written back on disposals	(47,072)	(232,422)	(279,494)	–	(10,882)	(290,376)
已確認之減值虧損	Impairment loss recognised	37,538	36,527	74,065	–	–	74,065
重新分類	Reclassifications	4,635	(4,824)	(189)	–	(413)	(602)
於二零零五年十二月三十一日	At 31 December 2005	1,126,797	5,840,127	6,966,924	–	330,629	7,297,553
賬面淨值	Net book values						
於二零零五年十二月三十一日	At 31 December 2005	4,429,218	8,968,733	13,397,951	5,401,655	2,055,335	20,854,941
於二零零四年十二月三十一日(重列)	At 31 December 2004 (Restated)	3,686,494	8,490,255	12,176,749	5,088,605	1,949,702	19,215,056
按下列方式列賬之資產:	Representing assets stated:						
按成本	At cost	5,556,015	14,808,860	20,364,875	–	2,385,964	22,750,839
按二零零五年專業估值	At 2005 professional valuation	–	–	–	5,401,655	–	5,401,655
		5,556,015	14,808,860	20,364,875	5,401,655	2,385,964	28,152,494

		樓宇 Buildings 港幣千元 HK$'000	其他資產 Other assets 港幣千元 HK$'000	小計 Sub-total 港幣千元 HK$'000	投資物業 Investment properties 港幣千元 HK$'000	合計 Total 港幣千元 HK$'000
本公司	**The Company**					
成本或估值	Cost or valuation					
於二零零四年一月一日	At 1 January 2004	1,823	20,948	22,771	50,700	73,471
添置	Additions	–	1,126	1,126	–	1,126
出售	Disposals	–	(3,075)	(3,075)	–	(3,075)
重估調整	Adjustment on valuation	–	–	–	300	300
於二零零四年十二月三十一日	At 31 December 2004	1,823	18,999	20,822	51,000	71,822
於二零零五年一月一日	At 1 January 2005	1,823	18,999	20,822	51,000	71,822
添置	Additions	–	1,432	1,432	–	1,432
出售	Disposals	–	(321)	(321)	–	(321)
於二零零五年十二月三十一日	At 31 December 2005	1,823	20,110	21,933	51,000	72,933
累計折舊及減值	Accumulated depreciation and impairment					
於二零零四年一月一日	At 1 January 2004	325	13,738	14,063	–	14,063
本年度折舊	Charge for the year	40	3,317	3,357	–	3,357
出售撥回	Written back on disposals	–	(3,043)	(3,043)	–	(3,043)
於二零零四年十二月三十一日	At 31 December 2004	365	14,012	14,377	–	14,377
於二零零五年一月一日	At 1 January 2005	365	14,012	14,377	–	14,377
本年度折舊	Charge for the year	40	2,588	2,628	–	2,628
出售撥回	Written back on disposals	–	(316)	(316)	–	(316)
於二零零五年十二月三十一日	At 31 December 2005	405	16,284	16,689	–	16,689
賬面淨值	Net book values					
於二零零五年十二月三十一日	At 31 December 2005	1,418	3,826	5,244	51,000	56,244
於二零零四年十二月三十一日	At 31 December 2004	1,458	4,987	6,445	51,000	57,445
按下列方式列賬之資產：	Representing assets stated:					
按成本	At cost	1,823	20,110	21,933	–	21,933
按二零零五年專業估值	At 2005 professional valuation	–	–	–	51,000	51,000
		1,823	20,110	21,933	51,000	72,933

十五. 固定資產(續)

15. Fixed Assets (continued)

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
物業權益之賬面值包括：	Carrying amounts of the property interests comprise:		
本集團	**The Group**		
香港	**Hong Kong**		
按長期契約持有之物業	Properties held on long lease	**3,675,613**	3,769,564
按中期契約持有之物業	Properties held on medium-term lease	**2,260,229**	2,112,103
按短期契約持有之物業	Properties held on short lease	**22,330**	26,575
中國內地	**Chinese Mainland**		
按長期契約持有之物業	Properties held on long lease	**955,268**	377,985
按中期契約持有之物業	Properties held on medium-term lease	**4,839,208**	4,300,543
按短期契約持有之物業	Properties held on short lease	**71,225**	74,976
海外	**Overseas**		
按中期契約持有之物業	Properties held on medium-term lease	**25,320**	22,612
按短期契約持有之物業	Properties held on short lease	**37,015**	40,443
		11,886,208	10,724,801
本公司	**The Company**		
香港	**Hong Kong**		
按中期契約持有之物業	Properties held on medium-term lease	**51,000**	51,000
中國內地	**Chinese Mainland**		
按中期契約持有之物業	Properties held on medium-term lease	**1,418**	1,458
		52,418	52,458

甲 投資物業已由獨立專業估值師戴德梁行有限公司按二零零五年十二月三十一日之公開市值基準作出估值。

A The investment properties have been valued at 31 December 2005 by Debenham Tie Leung Limited, an independent professional valuers, on market value basis.

乙 本集團按融資租約持有之固定資產於二零零五年十二月三十一日之賬面值達港幣7,507,000元(二零零四年：港幣14,654,000元)。

B The carrying amounts of fixed assets held under finance leases of the Group at 31 December 2005 amounted to HK$7,507,000 (2004: HK$14,654,000).

丙 賬面值為港幣227,855,000元(二零零四年：港幣799,300,000元)之固定資產已質押作為港幣237,843,000元之短期貸款(二零零四年：港幣523,153,000元)及港幣10,488,000元(二零零四年：港幣72,191,000元)之長期貸款之抵押品。

C Fixed assets with carrying amounts of HK$227,855,000 (2004: HK$799,300,000) are pledged for short term loans in the sum of HK$237,843,000 (2004: HK$523,153,000) and long term loans in the sum of HK$10,488,000 (2004: HK$72,191,000).

丁 其他固定資產主要包括船舶、租賃物業裝修、冷倉設備、機器設備、傢俬及設備、汽車及在建工程。

D Other fixed assets mainly comprise vessels, leasehold improvements, cold storage facilities, plant and machinery, furniture and equipment, motor vehicles and construction in progress.

十六. 商譽

16. Goodwill

		購入之商譽 Purchased goodwill 港幣千元 HK$'000	負商譽 Negative goodwill 港幣千元 HK$'000	合計 Total 港幣千元 HK$'000
本集團	**The Group**			
成本值	Cost			
於二零零四年一月一日	At 1 January 2004	1,748,927	(236,039)	1,512,888
滙兑差額	Exchange difference	(23)	–	(23)
收購附屬公司/業務	Acquisition of subsidiaries/business	898,529	–	898,529
增持附屬公司股本權益	Increase in equity interests in subsidiaries	189,758	(13,027)	176,731
於二零零四年十二月三十一日	At 31 December 2004	2,837,191	(249,066)	2,588,125
會計政策變動	Changes in the accounting policies	–	1,781	1,781
於二零零四年十二月三十一日(重列)	At 31 December 2004 (As restated)	2,837,191	(247,285)	2,589,906
就對銷累計攤銷而作出之期初結餘調整	Opening balance adjustment to eliminate accumulated amortisation	(307,463)	–	(307,463)
自賬目剔除負商譽	Derecognition of negative goodwill	–	247,285	247,285
經調整期初結餘	Opening balance as adjusted	2,529,728	–	2,529,728
滙兑差額	Exchange difference	690	–	690
收購附屬公司/業務	Acquisition of subsidiaries/business	247,220	–	247,220
增持附屬公司股本權益	Increase in equity interests in subsidiaries	306,068	–	306,068
於二零零五年十二月三十一日	At 31 December 2005	3,083,706	–	3,083,706
累計攤銷	Accumulated amortisation			
於二零零四年一月一日	At 1 January 2004	191,043	(22,706)	168,337
滙兑差額	Exchange difference	(4)	–	(4)
本年度攤銷	Charge for the year	116,424	(14,067)	102,357
於二零零四年十二月三十一日	At 31 December 2004	307,463	(36,773)	270,690
就對銷累計攤銷而作出之期初結餘調整	Opening balance adjustment to eliminate accumulated amortisation	(307,463)	–	(307,463)
自賬目剔除負商譽	Derecognition of negative goodwill	–	36,773	36,773
於二零零五年十二月三十一日	At 31 December 2005	–	–	–
賬面值	Carrying values			
於二零零五年十二月三十一日	At 31 December 2005	3,083,706	–	3,083,706
於二零零四年十二月三十一日重列	At 31 December 2004 As restated	2,529,728	(210,512)	2,319,216

十六. 商譽(續)

商譽賬面值分配至現金產生單位(「CGU」),此乃本集團就進行分類呈報而劃定為業務分類所屬之營運實體。以下為商譽分配之分類概要:

16. Goodwill (continued)

The carrying amount of goodwill was allocated to the cash generating unit ("CGU") representing an operating entity within the business segments identified by the Group for the purpose of segment reporting. A segment level summary of the goodwill allocation is presented below:

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000 (重列) (Restated)
零售	Retail	**1,113,807**	634,620
食品加工及經銷	Food Processing and Distribution	**341,300**	328,000
飲品	Beverage	**1,505,135**	1,482,672
紡織	Textile	**68,217**	(142,673)
石油及相關產品經銷	Petroleum and Related Products Distribution	**55,247**	16,597

CGU之可收回金額乃按使用價值計算法釐定。該等計算方法採用根據管理層通過之三年期財務預算而作出之預計現金流量。跨越三年期之現金流量採用估計增長率引伸計算,而所有現金流量均按下文所載之折讓率加以折讓。

The recoverable amounts of the CGUs are determined based on a value in use calculation. These calculations use cash flow projections based on financial budgets approved by management covering a three-year period. Cash flows beyond the three-year period are extrapolated using the estimated growth rates and all cash flows are discounted at the discount rates stated below.

使用價值計算法之主要假設:

Key assumptions used for the value in use calculations:

		折讓率 Discount rate (%)	超出現金流量初步估計之名義增長率 Nominal growth rate beyond the initial cash flow projections (%)
零售	Retail	8.6	4.9
食品加工及經銷	Food Processing and Distribution	7.3	4.6
飲品	Beverage	7.5	6.9
紡織	Textile	7.9	6.0
石油及相關產品經銷	Petroleum and Related Products Distribution	9.3	6.0

所用折讓率以個別CGU之加權平均資金成本(足以反映有關業務分類之特定風險)為依據。

The discount rates used is based on the respective CGUs' weighted average costs of capital which reflect specific risks relating to the relevant segments.

十七. 其他無形資產

17. Other Intangible Assets

		商標 Brand name	專利權使用費 Patent Royalty	開發成本 Development Cost	合計 Total
		港幣千元 HK$'000	港幣千元 HK$'000	港幣千元 HK$'000	港幣千元 HK$'000
本集團	**The Group**				
成本	Cost				
於二零零四年一月一日	At 1 January 2004	182,799	75,200	21,776	279,775
滙兑差額	Exchange difference	(299)	(56)	(16)	(371)
收購附屬公司／業務	Acquisition of subsidiaries/ business	20,603	–	–	20,603
添置	Additions	396	–	–	396
於二零零五年一月一日	At 1 January 2005	203,499	75,144	21,760	300,403
滙兑差額	Exchange difference	4,714	1,736	503	6,953
收購附屬公司／業務	Acquisition of subsidiaries/ business	41,941	–	–	41,941
於二零零五年十二月三十一日	At 31 December 2005	250,154	76,880	22,263	349,297
累計攤銷及減值	Accumulated amortisation and impairment				
於二零零四年一月一日	At 1 January 2004	55,844	–	20,221	76,065
滙兑差額	Exchange difference	(102)	(4)	(15)	(121)
本年度攤銷	Charge for the year	11,331	1,757	346	13,434
於二零零五年一月一日	At 1 January 2005	67,073	1,753	20,552	89,378
滙兑差額	Exchange difference	1,740	59	490	2,289
本年度攤銷	Charge for the year	26,115	1,519	1,221	28,855
已確認之減值虧損	Impairment loss recognised	2,178	–	–	2,178
於二零零五年十二月三十一日	At 31 December 2005	97,106	3,331	22,263	122,700
賬面淨值	Net book values				
於二零零五年十二月三十一日	At 31 December 2005	153,048	73,549	–	226,597
於二零零四年十二月三十一日	At 31 December 2004	136,426	73,391	1,208	211,025

十八. 於附屬公司之權益

18. Interests in Subsidiaries

	二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000 (重列) (Restated)
本公司 The Company		
非上市股份，成本值 Unlisted shares, at cost	**12,377,597**	9,539,520
應收附屬公司款項，公允價值 Amounts due from subsidiaries, at fair value	**3,416,723**	5,892,366
	15,794,320	15,431,886

應收附屬公司款項並無抵押、免息及毋須由結算日起計十二個月內償還。公允價值以採用年息2.5厘之借貸利率貼現之現金流量為依據。

The amount due from subsidiaries are unsecured, interest free and not repayable within the twelve months from the balance sheet date. The fair value is based on cash flows discount using a rate based on the borrowings rate of 2.5% p.a.

於二零零五年十二月三十一日之主要附屬公司詳情刊載於第169頁至第180頁。

Particulars of the principal subsidiaries at 31 December 2005 are set out on pages 169 to 180.

十九. 於共同控制實體之權益

19. Interests in Jointly Controlled Entities

	二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
本集團 The Group		
非上市 Unlisted		
應佔資產淨值 Share of net assets	**896,487**	55,642

於二零零五年十二月三十一日之主要共同控制實體詳情載於第169頁至第180頁。

Particulars of the principal jointly controlled entities at 31 December 2005 are set out on pages 169 to 180.

十九. 於共同控制實體之權益(續)

以下所載為採用權益會計法入賬之本集團共同控制實體之概約財務資料：

19. Interests in Jointly Controlled Entities (continued)

The summarised financial information in respect of the Group's jointly controlled entities which are accounted for using the equity method of accounting is set out below:

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
流動資產	Current assets	**1,366,254**	500,853
非流動資產	Non-current assets	**1,371,905**	–
流動負債	Current liabilities	**(490,815)**	(79)
非流動負債	Non-current liabilities	**(680,978)**	–
收入	Income	**847,169**	6,890
支出	Expenses	**(810,958)**	(221)

二十. 於聯營公司之權益

20. Interests in Associates

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000 (重列) (Restated)
本集團	**The Group**		
非上市	Unlisted		
應佔負債淨值	Share of net liabilities	**(465,238)**	(329,334)
應收聯營公司款項，公允價值	Amounts due from associates, at fair value	**1,535,790**	1,859,751
		1,070,552	1,530,417

應收聯營公司款項並無抵押、按現行市場息率計算利息及毋須由結算日起計十二個月內償還。

The amounts due from associates are unsecured, interest bearing at prevailing market rate and not repayable within the twelve months from the balance sheet date.

二十. 於聯營公司之權益(續)

於二零零五年十二月三十一日之主要聯營公司詳情刊載於第169頁至第180頁。

以下所載為本集團聯營公司之概約財務資料：

20. Interests in Associates (continued)

Particulars of the principal associates at 31 December 2005 are set out on pages 169 to 180.

The summarised financial information in respect of the Group's associates is set out below:

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
資產總值	Total assets	**32,209,766**	31,792,258
負債總值	Total liabilities	**(38,628,924)**	(38,331,647)
負債淨值	Net liabilities	**(6,419,158)**	(6,539,389)
本集團應佔聯營公司負債淨值	Group's share of net liabilities of associates	**(465,238)**	(329,334)
收益	Revenue	**3,273,447**	5,025,763
本年度溢利	Profit for the year	**3,546,003**	3,389,646
本集團應佔聯營公司本年度業績淨額	Group's share of net result of associates for the year	**353,736**	361,948

二十一. 可售投資

21. Available for Sale Investments

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
本集團	**The Group**		
非流動投資	Non-current investments		
香港非上市股份，成本值	Unlisted shares in Hong Kong, at cost	**10,374**	10,088
中國內地非上市股份，成本值減減值虧損	Unlisted shares in the Chinese Mainland, at cost less impairment loss	**46,453**	116,921
應收所投資公司款項	Amounts due from investee companies	**1,002**	1,603
		57,829	128,612

上述投資主要為非上市股份，按成本減於各結算日之減值計量。由於並沒有活躍市場可供買賣該等股份，故無法可靠地確定其公允價值。

The above investments mainly represent investments in unlisted equity shares and are measured at costs less impairment at each balance sheet date. As there is no active market for trading, their fair value cannot be ascertained reliably.

二十二. 預付款項

22. Prepayments

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
本集團	**The Group**		
預付儲油服務費 — 於一月一日	Tank storage service fees prepaid – at 1 January	**345,600**	367,200
減：於年內確認之款項	Less: Amount recognised during the year	**(21,600)**	(21,600)
		324,000	345,600
購買一間共同控制實體之訂金款項	Deposit payment for purchase of a jointly controlled entity	**–**	582,253
租金按金款項	Rental deposits	**118,155**	53,667
於十二月三十一日之結餘	Balance at 31 December	**442,155**	981,520
將於一年內動用之部份	Portion to be utilised within one year	**31,139**	21,600
將於一年後動用之部份	Portion to be utilised after one year	**411,016**	959,920
於十二月三十一日之結餘	Balance at 31 December	**442,155**	981,520

根據與一間控股公司及母公司集團之一間附屬公司所訂立之儲油協議(「該協議」)，已確認之款項可用作對銷根據該協議須於年內支付之部份儲油服務費。

Pursuant to the tank storage agreements (the "Agreement") entered into with a holding company and a fellow subsidiary, the recognised amount can be applied to set off portion of the total tank storage service fees payable during the year under the Agreement.

二十三. 存貨

23. Stocks

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
本集團	**The Group**		
待售物業	Properties held for sale	**151,548**	158,317
原材料	Raw materials	**936,820**	794,029
易耗品及包裝材料	Consumables and packing materials	**1,094,660**	820,052
在製品	Work-in-progress	**276,208**	274,598
製成品	Finished goods	**4,013,747**	3,022,796
		6,472,983	5,069,792

二十四. 貿易及其他應收款項

24. Trade and Other Receivables

	本集團 The Group 二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000 (重列) (Restated)	本公司 The Company 二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000 (重列) (Restated)
應收貿易賬款 Trade receivables	**2,989,334**	2,333,173	**-**	-
其他應收款項、按金及預付款項 Other receivables, deposits and prepayments	**2,451,724**	2,520,751	**44,666**	8,575
應收附屬公司款項 Amounts due from subsidiaries	**-**	-	**236,409**	190,323
應收母公司集團附屬公司款項 Amounts due from fellow subsidiaries	**18,036**	42,974	**-**	-
應收聯營公司款項 Amounts due from associates	**27,546**	22,155	**-**	-
	5,486,640	4,919,053	**281,075**	198,898

本集團一般給予客戶以下之信貸期：

The Group normally trades with its customers under the following credit terms:

(甲) 貨到付款；及

(a) cash upon delivery; and

(乙) 六十天除賬

(b) open credit within 60 days

於結算日之應收貿易賬款之賬齡分析如下：

The following is the aging analysis of trade receivables at the reporting date:

	二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
本集團 The Group		
0 – 30天 0 – 30 days	**2,324,937**	1,650,345
31 – 60天 31 – 60 days	**338,025**	281,668
61 – 90天 61 – 90 days	**164,073**	141,480
> 90 天 > 90 days	**162,299**	259,680
	2,989,334	2,333,173

本集團於結算日之貿易及其他應收款項公允價值與其賬面值相若。

The fair value of the Group's trade and other receivables at balance sheet date was approximate to the corresponding carrying amount.

二十五. 衍生金融工具

25. Derivative Financial Instruments

		本集團 The Group		本集團 The Group	
		二零零五年 2005 資產 Assets 港幣千元 HK$'000	二零零五年 2005 負債 Liabilities 港幣千元 HK$'000	二零零四年 2004 資產 Assets 港幣千元 HK$'000	二零零四年 2004 負債 Liabilities 港幣千元 HK$'000
以對沖會計法處理之衍生工具	Derivatives under hedge accounting				
現金流量對沖：	Cash flow hedge:				
外幣遠期合約	Foreign currency forwards contracts	**408**	**-**	-	-
期油合約	Oil futures contracts	**58,803**	**69,621**	-	-
		59,211	**69,621**	-	-
其他衍生工具	Other derivatives				
期油合約	Oil futures contracts	**10,683**	**2,967**	-	-
利率掉期合約	Interest rate swaps	**-**	**12,465**	-	-
合計－即期部份	Total – current portion	**69,894**	**85,053**	-	-

附註： 根據會計準則第39號之過渡條文，於二零零四年十二月三十一日之比較數字並無就反映於該日所持衍生工具之公允價值而作出調整。

Note: In accordance with the transitional provisions in HKAS 39, the comparatives as at 31 December 2004 was not adjusted to reflect the fair value of derivatives held at that date.

現金流量對沖－外幣遠期合約

於二零零五年十二月三十一日，本集團有面值為190,000,000美元之外幣遠期合約，用以對沖其美元負債所附帶之外幣風險。所有遠期合約之年期均不足一年，並列作高度有效之對沖工具。因重新計量遠期合約而產生之虧損港幣10,000元確認為權益，並於美元負債因到期時出現滙率變動而重新計量之期間內轉撥至同期之損益。

Cash flow hedge – Foreign currency forward contracts

At 31 December 2005, the Group had foreign currency forward contracts with notional amount of US$190,000,000 for hedging its foreign currency exposure in respect of its US dollar liabilities. All of the forward contracts have maturities of less than one year and were designated as highly effective. Loss of HK$10,000 on remeasuring the forward contracts was recognised in equity and is released to profit and loss in the same period during which the US dollar liabilities are remeasured for changes in foreign exchange rates upon maturity.

二十五. 衍生金融工具(續)

現金流量對沖－期油合約

於二零零五年，本集團旗下從事石油產品貿易業務之公司持有商品期貨合約，列作調控預測買賣交易之價格及時間風險之有效對沖工具。

在二零零五年十二月三十一日，為數港幣867,000元之公允價值增益已首次確認為對沖儲備，預料將於結算日後未來六個月(即預計進行買賣交易之期間)之不同日期轉撥至損益表。

於二零零五年十二月三十一日，本集團持有面額分別為138,502,000美元及108,130,000美元之買空及賣空期油合約，於結算日之後不足一年到期。

其他衍生工具－期油合約

於二零零五年十二月三十一日，本集團持有按固定價格購買200,000公噸及出售200,000公噸石油產品之期油合約，藉以限制油價波動所帶來之風險。此等買賣合約之面額分別為57,805,000美元及58,800,000美元，於結算日之後一個月內到期。由於上述合約不符合資格以對沖會計法處理，故公允價值變動所產生之損益均在損益表確認。

其他衍生工具－利率掉期

本集團利用利率掉期，將其以香港銀行同業拆息(「HIBOR」)計算利息之借款其中50%由HIBOR轉為倫敦銀行同業拆息(「LIBOR」)。

於二零零五年十二月三十一日，本集團持有面額港幣1,500,000,000元之利率掉期合約，於未來兩年到期，以配合相關借款之到期日。年內為數港幣47,900,000元之公允價值增益已撥入損益表。

上述衍生工具於各結算日按公允價值計量。遠期外滙合約及商品期貨合約之公允價值乃按市場牌價或經紀報價緊貼市場。利率掉期之公允價值參考金融機構就類似金融工具所提供之市場利率加以估計。

25. Derivative Financial Instruments (continued)

Cash flow hedge – Oil futures contracts

In 2005, some Group companies which engage in oil products trading business had commodity futures contracts designated as effective hedging instruments of managing price and timing risks in connection with forecast purchases and sales.

As at 31 December 2005, fair value gain of HK$867,000 has been initially recognised in hedge reserve and is expected to be transferred to the profit and loss account at various dates in the coming six months after the balance sheet date, the period in which forecast purchases and sales are expected to occur.

At 31 December 2005, the Group had long and short oil futures contracts with notional contract amounts of US$138,502,000 and US$108,130,000 respectively and maturities of less than one year after the balance sheet date.

Other derivatives – Oil futures contracts

At 31 December 2005, the Group had oil futures contracts to buy 200,000 metric tonnes and to sell 200,000 metric tonnes of oil product at fixed prices to limit the risks arising from the fluctuations in oil prices. The notional amounts of these buy and sell contracts were US$57,805,000 and US$58,800,000, respectively, with maturities of one month after the balance sheet date. As the aforesaid contracts did not qualify for hedge accounting and as a result, gains or losses arising from a change in fair value are recognised in profit and loss account.

Other derivatives – Interest rate swaps

The Group uses interest rate swaps to improve its risk profile by swapping 50% of its Hong Kong Inter-Bank Offer Rate ("HIBOR") based borrowing from HIBOR to London Inter-Bank Offer Rate ("LIBOR").

At 31 December 2005, the Group had interest rate swaps with notional contract amounts of HK$1,500,000,000 and mature over the next two years matching the maturity of the related borrowings. During the year, fair value gains of HK$47.9 million have been credited to the profit and loss accounts.

The above derivatives are measured at fair value at each balance sheet date. The fair value of forward foreign exchange contracts and commodity futures contract are either marked to market using listed market prices or broker quotes. The fair value of Interest rate swaps is estimated by referring to the prevailing market interest rate for similar financial instruments quoted by financial institutions.

二十六. 現金及銀行結存

現金及銀行結存包括下列並非以有關實體營業所在地之功能貨幣為單位之款項。

26. Cash and Bank Balances

Included in cash and bank balances are the following amounts denominated in a currencies other than the functional currencies of the entities to which they relate.

		本集團 The Group		本公司 The Company	
		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000	二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
美元	US Dollar	**1,589,796**	2,166,917	**449,529**	722,751

銀行存款之實際利率介乎0.09%至4.30%(二零零四年：2.42%)不等，平均存期為30天(二零零四年：30天)。

The effective interest rate on bank deposits ranged from 0.09% to 4.30% (2004: 2.42%), with an average maturity of 30 days (2004: 30 days).

二十七. 貿易及其他應付款項

27. Trade and Other Payables

		本集團 The Group		本公司 The Company	
		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000	二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
應付貿易賬款	Trade payables	**5,857,597**	4,295,279	**-**	-
其他應付款項及應計費用	Other payables and accruals	**5,281,078**	4,119,682	**29,625**	68,107
撥備(附註二十八)	Provisions (note 28)	**56,685**	88,314	**-**	-
應付附屬公司款項	Amounts due to subsidiaries	**-**	-	**208,376**	200,176
應付母公司集團附屬公司款項	Amounts due to fellow subsidiaries	**54,223**	30,918	**-**	-
應付聯營公司款項	Amounts due to associates	**18,502**	21,447	**-**	-
		11,268,085	8,555,640	**238,001**	268,283

二十七. 貿易及其他應付款項(續) / 27. Trade and Other Payables (continued)

於結算日之應付貿易賬款之賬齡分析如下：

The following is an aging analysis of trade payables at the balance sheet date:

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
本集團	**The Group**		
0-30天	0 – 30 days	**3,935,603**	2,866,278
31-60天	31 – 60 days	**947,494**	776,429
61-90天	61 – 90 days	**540,083**	274,979
>90天	> 90 days	**434,417**	377,593
		5,857,597	4,295,279

本集團於結算日之貿易及其他應付款項公允價值與其賬面值相若。

The fair value of the Group's trade and other payables at the balance sheet date was approximate to the corresponding carrying amount.

二十八. 撥備 / 28. Provisions

		港幣千元 HK$'000
本集團	**The Group**	
於二零零四年一月一日	At 1 January 2004	110,410
年內動用撥備	Utilisation during the year	(22,096)
於二零零五年一月一日	At 1 January 2005	88,314
年內動用撥備	Utilisation during the year	(31,629)
於二零零五年十二月三十一日	At 31 December 2005	56,685

有關撥備乃為以往年度所收購業務進行重組而作出。此等撥備將根據收購該等業務時之重組計劃而動用。

The amounts represent provisions for restructuring activities for operations acquired in previous years. These provisions were utilised in accordance with the restructuring plans adopted when such operations were acquired.

二十九甲. 短期貸款

29a. Short Term Loans

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
本集團	**The Group**		
即期部份	Current portion		
一有抵押銀行貸款	– secured bank loans	**3,080**	–
一無抵押銀行貸款	– unsecured bank loans	**241,313**	–
一長期融資租約承擔	– of long term obligations under finance leases	**7,096**	7,750
短期銀行貸款、信託收據及透支	Short term bank loans, trust receipts and overdrafts		
一有抵押	– secured	**237,843**	602,160
一無抵押	– unsecured	**2,545,247**	2,372,084
其他無抵押貸款	Other unsecured loans	**2,134,150**	–
		5,168,729	2,981,994

須於五年內償還之其他無抵押貸款包括本集團於二零零一年五月三十日發行之230,000,000美元於二零零六年到期之無抵押可換股債券。該等債券可由二零零一年七月十一日起至二零零六年五月十七日(首尾兩天包括在內)期間，按每股作價港幣15元之兑換價兑換為本公司股份。該等債券如無贖回、轉換或購買及註銷，將於二零零六年五月三十一日按其本金額之121.78%贖回。若本公司股份於連續三十個交易日期間之每一天在聯交所之收市價均不少於有效兑換價之130%，或債券本金額最少有90%已轉換或購買及註銷，則本集團可於二零零四年六月一日或之後隨時全數贖回債券。

Other unsecured loans repayable within five years include US$230,000,000 unsecured convertible bonds due 2006 issued by the Group on 30 May 2001. The bonds are exchangeable for shares of the Company at a conversion price of HK$15.00 per share during the period from 11 July 2001 to 17 May 2006 inclusive. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed at 121.78% of their principal amount on 31 May 2006. The bonds may be redeemed in whole by the Group at any time on or after 1 June 2004 if the closing price of the shares of the Company on the Stock Exchange for each dealing day during the period of 30 consecutive dealing days has been at least 130% of the conversion price in effect on each such dealing day or at least 90% in principal amount of the bonds has already been converted or purchased and cancelled.

根據會計準則第32號「金融工具：披露及列賬」，可換股債券乃按追溯基準分為負債及權益兩部份。權益部份列入「認股權證儲備」項下。負債部份之實際利率為6.5%。

According to HKAS 32 Financial Instruments: Disclosures and Presentation, the convertible bonds were split between the liability and equity elements on retrospective basis. The equity element is presented in equity heading "warrant reserve". The effective interest rate of the liability components is 6.5%.

二十九甲. 短期貸款(續) 29a. Short Term Loans (continued)

以下為可換股貸款票據負債部份之變動：

The movement of the liability component of the convertible loan notes for the year is set out below:

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
本集團	**The Group**		
年初之負債	Liability component at the beginning of the year	**2,059,157**	1,973,654
利息支出	Interest charge	**82,764**	79,824
匯兌差額	Exchange difference	**(7,771)**	5,679
年終之負債	Liability at the end of the year	**2,134,150**	2,059,157

可換股貸款票據負債部份之公允價值乃按估計未來現金流量之現值(按等值之非可換股貸款之適用市場利率折讓)釐定。

The fair value of the liability component of the convertible loan notes was determined based on the present value of the estimated future cash outflows discounted at the prevailing market rate for an equivalent non-convertible loan.

二十九乙. 長期負債 29b. Long Term Liabilities

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
本集團	**The Group**		
須於五年內償還之有抵押銀行貸款	Secured bank loans repayable within 5 years	**10,488**	72,191
須於五年內償還之無抵押銀行貸款	Unsecured bank loans repayable within 5 years	**4,773,714**	4,414,226
毋須於五年內悉數償還之無抵押銀行貸款	Unsecured bank loans not wholly repayable within 5 years	**5,697**	–
須於五年內償還之其他無抵押貸款	Other unsecured loans repayable within 5 years	**88,358**	2,145,748
須於五年內償還之融資租約承擔	Obligations under finance leases repayable within 5 years	**10,539**	14,036
毋須於五年內悉數償還之其他無抵押貸款	Other unsecured loans not wholly repayable within 5 years	**173,383**	158,760
		5,062,179	6,804,961
列於流動負債之即期部份	Current portion included in current liabilities	**(251,489)**	(7,750)
		4,810,690	6,797,211

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
本集團	**The Group**		
長期負債之非即期部份應按以下年期償還：	The non-current portion of long term liabilities are repayable as follows:		
銀行貸款	**Bank loans**		
一年以上至兩年內	After 1 year but within 2 years	**43,588**	230,270
兩年以上至五年內	After 2 years, but within 5 years	**4,498,086**	4,256,147
五年後	After 5 years	**3,832**	–
其他貸款	**Other loans**		
一年以上至兩年內	After 1 year, but within 2 years	**111,083**	16,280
兩年以上至五年內	After 2 years, but within 5 years	**85,441**	2,201,582
五年後	After 5 years	**65,217**	86,646
融資租約承擔	**Obligations under finance leases**		
一年以上至兩年內	After 1 year, but within 2 years	**3,443**	2,836
兩年以上至五年內	After 2 years, but within 5 years	**–**	3,450
		4,810,690	6,797,211

根據本集團須於五年內償還之無抵押銀行貸款之協議條款，控股公司華潤(集團)有限公司(「華潤集團」)按規定須實益擁有本公司最少35%享有表決權之股份或維持其作為本公司單一最大股東之身份(不論為直接或透過其附屬公司間接持有有關權益)。

Under the terms of the agreements of the Group's unsecured bank loans repayable within five years, China Resources (Holdings) Company Limited ("CRH"), a holding company, is required to remain as a beneficial owner of at least 35% of the voting shares of the Company or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company.

除附註二十九甲所載之可換股債券外，本集團有以港幣、美元及人民幣為單位之浮息借款，息率分別與HIBOR、LIBOR及中國人民銀行規定之放款利率掛鈎。

In addition to convertible bonds as set out in note 29a, the Group has floating rate borrowings denominated in Hong Kong Dollars, US Dollars and Renminbi with interest rates linked to HIBOR, LIBOR and the lending rate stipulated by the People's Bank of China respectively.

本集團浮息借款之實際利率主要由0.72%至5.55%(二零零零四年：0.53%至5.55%)不等。

The effective interest rates on the Group's floating rate borrowings range from mainly 0.72% to 5.55% (2004: from 0.53% to 5.55%).

於二零零五年十二月三十一日，本集團安排了一筆3,000,000,000港元(二零零四年：3,000,000,000港元)之銀團貸款，息率為HIBOR加39個點子，將於二零零七年十月到期。其他貸款須由二零零五年十二月三十一日起計3年內償還全部或部份欠款。

At 31 December 2005, the Group has a syndicated loan of HK$3,000 million (2004: HK$3,000 million) that bears interest rate at HIBOR plus 39 basis points and will mature in October 2007. Other borrowings are repayable wholly or partly within 3 years from 31 December 2005.

二十九乙. 長期負債(續)

以下為本集團並非以有關實體之功能貨幣為單位之借款：

29b. Long Term Liabilities (continued)

The Group's borrowings that are denominated in currencies other than the functional currencies of the entities to which they relate are set out below:

		美元 US Dollars 港幣千元 HK$'000	其他 Others 港幣千元 HK$'000
於二零零五年十二月三十一日	As at 31 December 2005	3,833,339	16,185
於二零零四年十二月三十一日	As at 31 December 2004	3,578,604	22,813

三十. 遞延稅項

年內遞延稅項資產及負債之變動(與同一徵稅地區之結餘抵銷前)如下：

30. Deferred Taxation

The movement in deferred taxation assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) recognised during the year is as follows:

		稅損 Tax losses		其他 Others		合計 Total	
		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000	**二零零五年 2005 港幣千元 HK$'000**	二零零四年 2004 港幣千元 HK$'000	**二零零五年 2005 港幣千元 HK$'000**	二零零四年 2004 港幣千元 HK$'000
本集團	**The Group**						
遞延稅項資產	Deferred taxation assets						
於一月一日	At 1 January	**116,734**	76,293	**50,458**	65,086	**167,192**	141,379
在綜合損益表(扣除)／記賬	(Charged)/credited to consolidated profit and loss account	**(43,071)**	40,441	**4,855**	(14,628)	**(38,216)**	25,813
收購附屬公司	Acquisition of subsidiaries	**(12)**	–	**8,778**	–	**8,766**	–
匯率調整	Exchange rate adjustment	**2,274**	–	**2**	–	**2,276**	–
於十二月三十一日	At 31 December	**75,925**	116,734	**64,093**	50,458	**140,018**	167,192

遞延稅項資產以相關的稅務利益肯定可從未來應課稅盈利變現為上限，為稅務虧損結轉而確認。於二零零五年十二月三十一日，本集團未確認之遞延稅項資產有港幣660,578,000元(二零零四年：港幣651,930,000元)，而本集團未能確定可否動用該筆款項與未來的應課稅收入對銷。

Deferred taxation assets are recognised for tax losses carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. At 31 December 2005, the Group has unrecognised tax losses of HK$660,578,000 (2004: HK$651,930,000) arising from tax losses which is uncertain as to whether it can be utilised to set off against future taxable income.

三十. 遞延稅項(續) / 30. Deferred Taxation (continued)

以下為已在綜合資產負債表中確認之遞延稅項負債組成部份及於年內之變動：

The Components of deferred tax liabilities recognised in the consolidated balance sheet and the movements during the year as as follows:

		重估投資物業 Revaluation of investment property 港幣千元 HK$'000	加速稅項折舊 Accelerated tax depreciation 港幣千元 HK$'000	合計 Total 港幣千元 HK$'000
本集團	**The Group**			
於二零零四年一月一日	At 1 January 2004			
以往呈報	As previously reported	–	298,414	298,414
會計政策變動	Changes in accounting policies	531,359	–	531,359
於二零零四年一月一日	At 1 January 2004			
重列	As retated	531,359	298,414	829,773
自權益扣除	Charge to equity	173,733	–	173,733
計入綜合損益表	Credited to consolidated profit and loss account	–	(66,584)	(66,584)
收購附屬公司	Acquisition of subsidiaries	–	309	309
於二零零四年十二月三十一日	At 31 December 2004			
重列	As retated	705,092	232,139	937,231
自綜合損益表扣除	Charged to consolidated profit and loss account	85,698	(6,838)	78,860
涉及出售一間附屬公司	Relating to disposal of a subsidiary	(65,123)	–	(65,123)
匯兌差額	Exchange difference	–	173	173
於二零零五年十二月三十一日	At 31 December 2005	725,667	225,474	951,141

本公司之遞延稅項負債是指投資物業、土地及樓宇以及其他資產的加速稅項折舊。

The Company's deferred taxation liabilities relates to the accelerated tax depreciation of its investment property, land and building and other assets.

三十一. 股本

31. Share Capital

		二零零五年 2005		二零零四年 2004	
		股份數目 Number of Shares 千股 '000	面值 Nominal value 港幣千元 HK$'000	股份數目 Number of shares 千股 '000	面值 Nominal Value 港幣千元 HK$'000
法定	Authorised				
每股面值港幣1元之普通股	Ordinary shares of HK$1 each	**3,000,000**	**3,000,000**	3,000,000	3,000,000
已發行及繳足股本	Issued and fully paid				
於一月一日	At 1 January	**2,123,009**	**2,123,009**	2,089,728	2,089,728
行使購股權	Exercise of share options	**52,448**	**52,448**	33,281	33,281
配發股份	Allotment of shares	**57,972**	**57,972**	–	–
於十二月三十一日	At 31 December	**2,233,429**	**2,233,429**	2,123,009	2,123,009

(甲) 於本公司收購：

- China Resources Vanguard Group及China Resources Wan Jia Group之35%股本權益；
- 為數人民幣35,000,000元之相關股東貸款；及
- 蘇果超市有限公司之11.5%股本權益時，

所需代價乃於完成交易時按每股港幣11.39元之發行價發行本公司之新普通股57,971,905股支付。此乃一項非現金交易。

(a) On acquisition by the Company of the following interests:

- 35% equity interest in China Resources Vanguard Group and China Resources Wan Jia Group;
- a related sharedholders' loan of RMB35 million; and
- the 11.5% equity interests in 蘇果超市有限公司 ("Suguo Supermarket Co., Ltd."),

the consideration was satisfied by the issue of 57,971,905 new ordinary shares of the Company at an issue price of HK$11.39 per share on completion. This is a non-cash transaction.

三十一. 股本(續)

(乙) 本公司設立購股權計劃，旨在提高參與者對本公司之承擔，致力實踐本公司之目標(「新計劃」)。除此以外，根據本公司一項已於二零零二年一月三十一日終止但於當日仍然生效的購股權計劃，仍有若干份期權尚未行使(「舊計劃」)。

新計劃於二零零二年一月三十一日之股東大會上獲批准，並將於二零一二年一月三十一日屆滿。本公司董事會可向合資格參與者授出期權，該等合資格參與者包括本集團之執行或非執行董事、由本集團任何僱員、執行或非執行董事所設立的酌情信託之信託體、本集團之專家顧問、專業顧問及其他顧問之行政人員和僱員、本公司最高行政人員或主要股東、本集團之聯營公司、本公司之董事、最高行政人員或主要股東的聯繫人及主要股東的僱員。

購股權一般於緊隨授出之日起計十年內全部賦予及可予行使，或於接納授出購股權後最長為四年之期限內賦予。

31. Share Capital (continued)

(b) The Company operates a share options scheme for the purpose of promoting additional commitment and dedication to the objectives of the Company by the participants (the "New scheme"). In addition, certain outstanding share options were still held under a share option scheme which subsisted until 31 January 2002 and was terminated on 31 January 2002 (the "Old Scheme").

The New Scheme was approved by the shareholders in general meeting on 31 January 2002 and shall expire on 31 January 2012. The board of directors of the Company may grant options to eligible participants including executive or non-executive directors of the Group, any discretionary object of a discretionary trust established by any employee, executive or non-executive directors of the Group, any executives and employees of consultants, professional and other advisors to the Group, chief executive, substantial shareholder of the Company, associated companies of the Group, associates of director, chief executive or substantial shareholder of the Company, and employees of substantial shareholder.

Share options are generally either fully vested and exercisable within a period of 10 years immediately after the date of grant or are vested over a period of time up to a maximum of four years after the acceptance of a grant.

三十一. 股本(續)

根據兩個計劃授出之購股權變動詳情茲概述如下：

31. Share Capital (continued)

Details of the movements of the share options granted under both share option schemes are summarised as follow:

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	購股權數目 Number of share options: 於二零零五年一月一日尚未行使 Outstanding at 1/1/2005	於本年度授出 Granted during the year	於本年度行使[1] Exercised during the year[1]	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零五年十二月三十一日尚未行使 Outstanding at 31/12/2005	已授購股權之估計公允價值[2] Estimated fair value of the share option granted[2]
舊計劃 Old Scheme								
20/06/2000	7.190	11,861,000	–	3,916,000	–	–	7,945,000	–
21/11/2000	7.080	4,153,000	–	754,000	–	–	3,399,000	–
		16,014,000	–	4,670,000	–	–	11,344,000	
新計劃 New Scheme								
07/02/2002	7.170	19,638,000	–	5,124,000	–	–	14,514,000	–
05/03/2002	7.350	19,624,000	–	7,816,000	–	322,000	11,486,000	–
08/03/2002	7.500	980,000	–	200,000	–	–	780,000	–
19/04/2002	7.400	7,204,000	–	3,554,000	–	–	3,650,000	–
23/05/2002	8.900	136,000	–	92,000	–	–	44,000	–
02/08/2002	8.320	5,870,000	–	1,936,000	–	100,000	3,834,000	–
07/11/2002	7.700	1,790,000	–	38,000	–	–	1,752,000	–
24/01/2003	7.250	1,182,000	–	576,000	–	28,000	578,000	–
14/04/2003	6.290	7,428,000	–	3,162,000	–	50,000	4,216,000	–
01/08/2003	7.100	1,070,000	–	410,000	–	–	660,000	–
08/10/2003	8.900	2,888,000	–	945,000	–	282,000	1,661,000	–
02/12/2003	9.000	1,360,000	–	290,000	–	–	1,070,000	–
14/01/2004	9.720	46,441,000	–	6,520,000	–	958,000	38,963,000	–
20/04/2004	9.890	5,600,000	–	384,000	–	–	5,216,000	–
25/05/2004	9.150	35,856,000	–	11,251,000	–	162,000	24,443,000	–
02/06/2004	9.550	5,022,000	–	–	–	–	5,022,000	–
22/07/2004	9.800	3,100,000	–	1,510,000	–	–	1,590,000	–
04/10/2004	10.350	49,680,000	–	3,900,000	–	316,000	45,464,000	–
17/01/2005	11.400	–	1,750,000	70,000	–	100,000	1,580,000	2.503
22/07/2005	12.500	–	960,000	–	–	–	960,000	3.862
		214,869,000	2,710,000	47,778,000	–	2,318,000	167,483,000	
		230,883,000	2,710,000	52,448,000	–	2,318,000	178,827,000	
可於年終行使 Exercisable at the end of the year							137,027,000	
加權平均行使價 Weighted average exercise price		9.04	11.79	8.51	–	8.93	9.23	

購股權持有人分析如下：

Holders of the share options are analysed as follows:

	Outstanding at 1/1/2005	Granted during the year	Exercised during the year	Cancelled during the year	Lapsed during the year	Outstanding at 31/12/2005
舊計劃 Old Scheme						
董事 Directors	10,486,000	–	4,500,000	–	–	5,986,000
僱員 Employees	5,528,000	–	170,000	–	–	5,358,000
新計劃 New Scheme						
董事 Directors	24,466,000	–	200,000	–	–	24,266,000
僱員 Employees	169,829,000	2,710,000	39,090,000	–	1,996,000	131,453,000
其他參與者 Other participants	20,574,000	–	8,488,000	–	322,000	11,764,000

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	購股權數目 Number of share options 於二零零四年一月一日尚未行使 Outstanding at 1/1/2004	於本年度授出 Granted during the year	於本年度行使[1] Exercised during the year[1]	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零四年十二月三十一日尚未行使 Outstanding at 31/12/2004	已授購股權之估計公允價值[2] Estimated fair value of the share option granted[2]
舊計劃 Old Scheme								
20/06/2000	7.190	14,787,000	–	2,826,000	–	100,000	11,861,000	
21/11/2000	7.080	5,343,000	–	640,000	–	550,000	4,153,000	
		20,130,000	–	3,466,000	–	650,000	16,014,000	
新計劃 New Scheme								
07/02/2002	7.170	24,250,000	–	4,142,000	–	470,000	19,638,000	–
05/03/2002	7.350	24,078,000	–	4,444,000	–	10,000	19,624,000	–
08/03/2002	7.500	980,000	–	–	–	–	980,000	–
19/04/2002	7.400	11,500,000	–	3,412,000	–	884,000	7,204,000	–
23/05/2002	8.900	330,000	–	194,000	–	–	136,000	–
02/08/2002	8.320	13,368,000	–	5,050,000	–	2,448,000	5,870,000	–
07/11/2002	7.700	1,932,000	–	142,000	–	–	1,790,000	–
24/01/2003	7.250	1,620,000	–	438,000	–	–	1,182,000	–
14/04/2003	6.290	9,634,000	–	1,806,000	–	400,000	7,428,000	–
01/08/2003	7.100	1,896,000	–	826,000	–	–	1,070,000	–
08/10/2003	8.900	5,000,000	–	1,010,000	–	1,102,000	2,888,000	–
02/12/2003	9.000	1,500,000	–	140,000	–	–	1,360,000	–
14/01/2004	9.720	–	49,308,000	1,809,000	–	1,058,000	46,441,000	3.612
20/04/2004	9.890	–	5,600,000	–	–	–	5,600,000	3.625
25/05/2004	9.150	–	42,384,000	6,392,000	–	136,000	35,856,000	–
02/06/2004	9.550	–	5,022,000	–	–	–	5,022,000	–
22/07/2004	9.800	–	3,100,000	–	–	–	3,100,000	4.038
04/10/2004	10.350	–	49,690,000	10,000	–	–	49,680,000	3.252
		96,088,000	155,104,000	29,815,000	–	6,508,000	214,869,000	
		116,218,000	155,104,000	33,281,000	–	7,158,000	230,883,000	
可於年終行使 Exercisable at the end of the year							171,779,000	
加權平均行使價 Weighted average exercise price		7.42	9.77	8.03	–	8.22	9.04	

上表已包括授予董事的購股權，詳情如下：

Details of the share options held by the directors included in the above table are as follows:

	於二零零四年一月一日尚未行使 Outstanding at 1/1/2004	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零四年十二月三十一日尚未行使 Outstanding at 31/12/2004
舊計劃 Old Scheme						
董事 Directors	11,986,000	–	1,500,000	–	–	10,486,000
僱員 Employees	8,144,000	–	1,966,000	–	650,000	5,528,000
新計劃 New Scheme						
董事 Directors	11,706,000	13,260,000	500,000	–	–	24,466,000
僱員 Employees	59,654,000	141,544,000	24,871,000	–	6,498,000	169,829,000
其他參與者 Other participants	24,728,000	300,000	4,444,000	–	10,000	20,574,000

三十一.股本(續)

附註：

1. 年內已行使購股權於行使日期之加權平均股價為港幣12.24元(二零零四年：港幣10.75元)。

2. 已授購股權之公允價值指不同行使期之購股權之加權平均公允價值。

此等公允價值乃採用三項式格子點(Trinomial Lattice)方式計算。以下為加入此算式之資料：

31. Share Capital (continued)

Note:

1. The weighted average share price at the date of exercise for share options exercised during the year was HK$12.24 (2004: HK$10.75).

2. The fair value of the share option granted represents the weighted average of the fair value of the share options with different exercisable period.

These fair values were calculated using the Trinomial Lattice model. The inputs into the model were as follows:

		二零零五年 2005 港幣千元 HK$'000	二零零四年 港幣千元 HK$'000
行使價(見上表)	Exercise price (as set out in the above table)		
加權平均股價	Weighted average share price	**HK$11.95**	HK$9.78
預計波幅	Expected volatility	**24.3%**	38.7%
購股權期限	Option life	**10 years**	10 years
無風險之利率	Risk-free rate	**4.1%**	4.1%
預計股息收益率	Expected dividend yield	**2.7%**	2.7%

預計波幅乃採用本公司股價於過去一年之波幅釐定。有關算式所用之預計期限已根據管理層就不可轉讓能力、行使限制及行為考量等影響作出之最佳估計予以調整。

Expected volatility was determined by using the historical volatility of the Company's share price over the previous 1 year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioral considerations.

本集團於截至二零零五年十二月三十一日止年度就本公司所授購股權確認總支出港幣53,183,000元(二零零四年：港幣88,323,000元)。

The Group recognised the total expenses of HK$53,183,000 for the year ended 31 December 2005 (2004: HK$88,323,000) in relation to the share options granted by the Company.

三十二.儲備

本集團

本集團儲備變動詳情載於第87頁至88頁的綜合股東權益變動表。

(甲) 一般儲備為股東權益之部份，並包括中國內地之附屬公司及聯營公司之法定盈餘儲備、法定公益金及任意盈餘公積金。

32. Reserves

The Group

Details of changes in reserves of the Group are set out in the consolidated statement of changes in equity on pages 87 to 88.

(a) General reserve is part of shareholders' fund and comprises statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve of subsidiaries and associates in the Chinese Mainland.

三十二.儲備(續) 32. Reserves (continued)

本集團(續) The Group (continued)

(乙) 本集團保留溢利內已包括分別由本集團聯營公司及共同控制實體所保留之溢利約港幣100,433,000元(二零零四年：港幣323,667,000元)及約港幣6,844,000元(二零零四年：港幣1,908,000元)。

(b) The retained profits of the Group include approximately HK$100,433,000 (2004: HK$323,667,000) and approximately HK$6,844,000 (2004: HK$1,908,000) retained by associates and jointly controlled entities of the Group, respectively.

		股份溢價 Share premium 港幣千元 HK$'000	物業估值儲備 Property valuation reserve 港幣千元 HK$'000	僱員股份補償儲備 Employee share-based compensation reserve 港幣千元 HK$'000	認股權證儲備 Warrant reserve 港幣千元 HK$'000	保留溢利 Retained profits 港幣千元 HK$'000	合計 Total 港幣千元 HK$'000
本公司	**The Company**						
於二零零四年一月一日	At 1 January 2004						
以往呈報	As previously reported	10,406,273	45,171	–	–	1,312,993	11,764,437
會計政策變動	Changes in accounting policies	–	–	3,664	167,755	(8,345)	163,074
重列	As restated	10,406,273	45,171	3,664	167,755	1,304,648	11,927,511
發行股份溢價	Premium on shares issued	230,838	–	–	–	–	230,838
發行股份費用	Share issue expenses	(261)	–	–	–	–	(261)
重估盈餘	Surplus on revaluation	–	300	–	–	–	300
僱員購股權福利	Employee share option benefits	–	–	88,322	–	–	88,322
本年度溢利	Profit for the year	–	–	–	–	2,352,172	2,352,172
股息 *(註十三)*	Dividends *(Note 13)*	–	–	–	–	(526,297)	(526,297)
於二零零五年一月一日	At 1 January 2005	10,636,850	45,471	91,986	167,755	3,130,523	14,072,585
會計政策變動	Changes in accounting policies	–	(45,471)	–	–	45,471	–
重列	As restated	10,636,850	–	91,986	167,755	3,175,994	14,072,585
發行股份溢價	Premium on shares issued	986,656	–	–	–	–	986,656
發行股份費用	Share issue expenses	(494)	–	–	–	–	(494)
僱員購股權福利	Employee share option benefits	–	–	53,183	–	–	53,183
本年度溢利	Profit for the year	–	–	–	–	826,263	826,263
股息 *(註十三)*	Dividends *(Note 13)*	–	–	–	–	(640,085)	(640,085)
於二零零五年十二月三十一日	At 31 December 2005	11,623,012	–	145,169	167,755	3,362,172	15,298,108

本公司可供分派予股東之儲備為港幣3,362,172,000元(二零零四年：港幣3,130,523,000元)。

Reserves of the Company available for distribution to shareholders amounted to HK$3,362,172,000 (2004: HK$3,130,523,000).

三十三.綜合現金流量表附註

甲 經營活動之現金流量

33. Notes to the Consolidated Cash Flow Statement

A Cash flows from operating activities

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
除税前溢利	Profit before taxation	**3,175,164**	2,056,201
調整：	Adjustments for:		
應佔共同控制實體業績淨額	Share of net results of jointly controlled entities	**(4,935)**	(741)
應佔聯營公司業績淨額	Share of net results of associates	**(353,736)**	(361,948)
出售附屬公司／業務所得溢利	Profit on disposal of subsidiaries/business	**(138,010)**	–
出售聯營公司所得溢利	Profit on disposal of associates	**(63,846)**	(326,181)
出售可售投資所得溢利	Profit on disposal of available for sale investments	**(93,624)**	–
衍生金融工具公允價值增益	Fair value gains on derivative financial instruments	**(47,911)**	–
非上市可售投資股息收入	Dividend income from unlisted available for sale investment	**(5,103)**	(4,357)
利息收入	Interest income	**(169,336)**	(78,026)
利息支出	Interest expenses	**400,981**	302,806
出售固定資產所得溢利淨額	Net profit on disposal of fixed assets	**(178,483)**	(129,225)
已確認之固定資產減值虧損	Impairment loss recognised on fixed assets	**74,065**	18,571
已確認之可售投資減值虧損	Impairment loss recognised on available for sale investments	**49,090**	–
已確認之其他無形資產減值虧損	Impairment loss recognised on other intangible assets	**2,178**	–
折舊及攤銷	Depreciation and amortisation	**1,312,953**	1,141,650
無形資產攤銷	Amortisation of intangible assets	**28,855**	13,434
商譽攤銷	Amortisation of goodwill	**–**	116,424
確認為收入之收購負商譽	Negative goodwill on acquisition recognised as income	**(46,275)**	(14,067)
已動用之儲油服務費	Tank storage service fee utilised	**21,600**	21,600
重估投資物業公允價值增益	Fair value gain on revaluation of investment properties	**(489,182)**	(41,668)
以權益扣除之股份形式付款	Share based payment charged against equity	**53,183**	88,322
營運資金變動前之經營溢利	Operating profit before working capital changes	**3,527,628**	2,802,795
待售物業之變動	Changes in properties held for sale	**6,769**	7,318
其他存貨之變動	Changes in other stocks	**(1,322,534)**	(505,317)
貿易及其他應收款項之變動	Changes in trade and other receivables	**(571,010)**	(97,459)
衍生金融工具之變動	Changes in derivative financial instruments	**(7,779)**	–
貿易及其他應付款項之變動	Changes in trade and other payables	**2,256,354**	866,012
經營所得之現金	Cash generated from operations	**3,889,428**	3,073,349

三十三.綜合現金流量表附註(續)

33. Notes to the Consolidated Cash Flow Statement (continued)

乙 出售附屬公司/業務

B Disposal of subsidiaries/business

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
出售資產淨值:	Net assets disposed of:		
固定資產	Fixed assets	**465,552**	–
貿易及其他應收款項	Trade and other receivables	**6,973**	–
現金及銀行結存	Cash and bank balances	**15,108**	–
貿易及其他應付款項	Trade and other payables	**(6,186)**	–
遞延税項負債	Deferred taxation liabilities	**(65,123)**	–
少數股東權益	Minority interests	**(32,624)**	–
		383,700	–
儲備調撥	Reserves released	**(474)**	–
出售業務/相關固定資產所得溢利	Profit on disposal of business/underlying fixed assets	**138,010**	–
		521,236	–
以下列方式支付:	Satisfied by:		
現金代價	Cash consideration	**512,396**	–
遞延代價	Deferred consideration	**8,840**	–
		521,236	–
出售附屬公司所得之現金及現金等值流入淨額分析	**Analysis of the net inflow of cash and cash equivalents in respect of disposal of subsidiaries**		
已收現金代價	Cash considerations received	**512,396**	–
出售現金及銀行結存	Cash and bank balances disposed of	**(15,108)**	–
		497,288	–

三十三.綜合現金流量表附註(續) / 33. Notes to the Consolidated Cash Flow Statement (continued)

丙 收購附屬公司／業務 / C Acquisition of subsidiaries/business

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
收購所得淨資產之賬面值及公允價值：	The carrying amounts and fair value of the net assets acquired:		
固定資產	Fixed assets	**342,363**	2,289,457
無形資產	Intangible assets	**41,941**	20,603
可售投資	Available for sale investments	**–**	1,854
存貨	Stocks	**87,893**	267,970
貿易及其他應收款項	Trade and other receivables	**28,854**	297,905
遞延税項資產	Deferred taxation assets	**8,766**	–
現金及銀行結存	Cash and bank balances	**82,235**	148,855
貿易及其他應付款項	Trade and other payables	**(256,589)**	(618,797)
應付税項	Taxation payable	**(6,990)**	(771)
短期貸款	Short term loans	**(2,970)**	(1,470,858)
長期貸款	Long term loans	**–**	(22,410)
遞延税項負債	Deferred taxation liabilities	**–**	(309)
少數股東權益	Minority interests	**(2,182)**	(219,805)
收購時產生之負商譽	Negative goodwill on acquisition	**(46,275)**	–
收購時產生之商譽	Goodwill on acquisition	**247,220**	898,529
		524,266	1,592,223
以下列方式支付：	Discharged by:		
現金	Cash	**430,730**	1,355,215
應付代價結餘	Balance of consideration payable	**93,536**	124,208
預付款項	Prepayment	**–**	112,800
		524,266	1,592,223
收購附屬公司／業務之現金及現金等值流出淨額分析	**Analysis of net cash outflow of cash and cash equivalents in respect of the acquisition of subsidiaries/business**		
現金代價	Cash consideration	**(430,730)**	(1,355,215)
收購所得現金及銀行結存	Cash and bank balances acquired	**82,235**	148,855
		(348,495)	(1,206,360)

三十四.資本承擔

34. Capital Commitments

		本集團 The Group		本公司 The Company	
		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000	二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
於結算日尚未完成之資本承擔如下：	Capital commitments outstanding at the balance sheet date are as follows:				
就購入及興建固定資產而已簽約但尚未撥備	Contracted for but not provided for purchase and construction of fixed assets	**374,066**	474,504	**-**	-
就購入及興建固定資產而已批准但尚未簽約	Authorised but not contracted for purchase and construction of fixed assets	**866,448**	534,006	**-**	-
		1,240,514	1,008,510	**-**	-

三十五.營業租約承擔

(甲) 本集團作為承租人

35. Operating Lease Commitments

(a) The Group as lessee

		本集團 The Group		本公司 The Company	
		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000	二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
於結算日，根據不可註銷營業租約須於如下期間支付之最低租賃款項總額：	At the balance sheet date, the total future minimum lease payments under non-cancellable operating leases are payable as follows:				
－在一年內	– Within one year	**790,796**	730,948	**-**	-
－在第二年至第五年內(包括首尾兩年)	– In the second to fifth year inclusive	**2,317,652**	1,877,416	**-**	-
－五年之後	– After five years	**4,642,751**	4,049,792	**-**	-
		7,751,199	6,658,156	**-**	-

營業租賃款項指本集團應為若干零售門市以及物業支付之租金。租約主要按一至三十年之租賃年期商議。

Operating lease payment represents rental payable by the Group for certain of its retail outlets and properties. Leases are negotiated for lease terms principally ranged from 1 to 30 years.

三十五.營業租約承擔(續)
35. Operating Lease Commitments (continued)

(乙) 本集團作為出租人
(b) The Group as lessor

		本集團 The Group		本公司 The Company	
		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000	**二零零五年 2005 港幣千元 HK$'000**	二零零四年 2004 港幣千元 HK$'000
於結算日，根據不可註銷營業租約可於如下期間收取之最低租賃款項總額：	At the balance sheet date, the total future minimum lease payments under non-cancellable operating leases are receivable as follows:				
投資物業	Investment properties				
－在一年內	– Within one year	**390,951**	316,292	**–**	–
－在第二年至第五年內(包括首尾兩年)	– In the second to fifth year inclusive	**563,110**	300,267	**–**	–
－五年之後	– After five years	**279,283**	51,022	**–**	–
		1,233,344	667,581	**–**	–

此等物業之租客平均租用年期介乎1至10年。

These properties have committed tenants for an average term from 1 to 10 years.

三十六.融資租約承擔

36. Obligations Under Finance Leases

		最低租賃款項 Minimum lease payments		最低租賃款項現值 Present value of minimum lease payments	
		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000	二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
於結算日，本集團根據融資租約須繳付之款項如下：	At the balance sheet date, the Group's amounts payable under finance leases are as follows:				
在一年內	Within one year	**7,693**	8,729	**7,096**	7,750
在第二年至第五年內（包括首尾兩年）	In the second to fifth year inclusive	**3,924**	7,366	**3,443**	6,286
五年之後	After five years	**-**	-	**-**	-
		11,617	16,095	**10,539**	14,036
減：日後財務費用	Less: future finance charges	**(1,078)**	(2,059)		
租賃承擔之現值	Present value of lease obligations	**10,539**	14,036		
減：須於十二個月內償還之款項	Less: Amount due for settlement within 12 months			**(7,096)**	(7,750)
須於十二個月後償還之款項	Amount due for settlement after 12 months			**3,443**	6,286

本集團將若干固定資產以融資租賃方式租入。平均租賃期是五年。截至二零零五年十二月三十一日止年度，實際平均借貸年利率約為11%（二零零四年：11%）。利率乃於簽約當日釐定。所有租賃乃採用固定還款方式，且並無就或然租金款項訂立任何安排。

The Group leases certain of its fixed assets under finance leases. The average lease term is five years. For the year ended 31 December 2005, the average effective borrowing rate was approximately 11% p.a. (2004: 11% p.a.). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

融資租約承擔之公允價值與其賬面值相若。

The fair value of the obligations under finance leases approximates their carrying amount.

三十七.或然負債

37. Contingent Liabilities

	本集團 The Group		本公司 The Company	
	二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000	二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
於結算日，本公司為下列公司提供銀行及其他貸款擔保而產生之或然負債 At the balance sheet date, there were contingent liabilities in respect of guarantees for banks and other loans provided to				
－附屬公司 – subsidiaries	–	–	7,054,321	6,856,869
－一間聯營公司 – an associate	500,000	500,000	500,000	500,000
	500,000	500,000	7,554,321	7,356,869

三十八.重大關連交易

甲. 於二零零五年十一月二十四日，本公司之全資附屬公司新江城實業(深圳)有限公司與中國華潤總公司(本公司之最終控股公司)擁有約100%權益之附屬公司華潤建築有限公司訂立合約，委聘華潤建築有限公司擔任總承建商，負責為新江城實業(深圳)有限公司名下一幢位於廣東省江門市建設路196號之六層高多用途商業樓宇進行建築、裝修、加建及改建工程，代價為人民幣199,800,000元(相當於約港幣191,400,000元)。合約金額其中90%將根據已完成並經工料測量師認證的工程數量按月支付，其餘10%則留作保固金，待建築工程完成後始予發放。

38. Material Related Party Transactions

A. On 24 November 2005 新江城實業(深圳)有限公司 (Xin Jiang Cheng Enterprise (Shenzhen) Co., Ltd.), a wholly-owned subsidiary of the Company, entered into a contract with 華潤建築有限公司 (China Resources Construction Corp.), an approximately 100% owned subsidiary of 中國華潤總公司 (China Resources National Corporation, the ultimate holding company of the Company), engaging it as the main contractor for the construction, renovation, addition and alteration works on a six-storey multi-function commercial building situated at No. 196, Jian She Lu, Jiangmen City, Guangdong Province owned by Xin Jiang Cheng Enterprise (Shenzhen) Co., Ltd. for a consideration of RMB199,800,000 (equivalent to approximately HK$191,400,000). 90% of the contract sum will be payable monthly according to the amount of works performed and certified by the quantity surveyor. The remaining 10% will be retained as retention money which will be released after completion of the construction.

三十八.重大關連交易(續)

38. Material Related Party Transactions (continued)

乙. 本公司與其附屬公司(屬於本公司之關連人士)進行之交易已於綜合賬目時對銷，並無在本附註中披露。除本財務報告另行披露之交易及結餘外，本集團進行下列各項重大關連交易。

B. Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

		二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
向聯營公司購入貨品	Purchase of goods from associates	**407,710**	–
接受下列公司提供之服務	Receiving of services from		
一間控股公司	A holding company	**878**	855
母公司集團之附屬公司	Fellow subsidiaries	**127,878**	17,640
聯營公司	Associates	**24,695**	–
向下列公司銷售貨品	Sales of goods to		
一間控股公司	A holding company	**418**	151
母公司集團之附屬公司	Fellow subsidiaries	**17,984**	30,595
聯營公司	Associates	**112,987**	–
向母公司集團之附屬公司提供服務	Rendering of services to fellow subsidiaries	**1,688**	1,613
營業租約款項	Operating lease payment		
一間控股公司	A holding company	**372**	–
母公司集團之附屬公司	Fellow subsidiaries	**47,038**	37,814
聯營公司	Associates	**1,595**	–
儲油服務費	Tank storage service fees		
一間控股公司	A holding company	**139,800**	139,800
母公司集團之附屬公司	Fellow subsidiaries	**1,800**	1,800
就於油庫提供若干服務而向下列公司收取管理費	Management fee received for provision of certain services at oil depot		
一間控股公司	A holding company	**1,200**	1,200
母公司集團之附屬公司	Fellow subsidiaries	**18,792**	18,792
根據倉儲管理協議及設施管理協議進行之交易	Transaction under godown management agreement and facilities management agreement		
向下列公司收取服務費	Receipt of service fee from		
一間控股公司	A holding company	**131,076**	144,700
母公司集團之附屬公司	Fellow subsidiaries	**79,463**	79,290
向一間控股公司支付月費	Payment of monthly fee to a holding company	**33,000**	30,000

三十八.重大關連交易(續)

乙. (續)

本集團有下列重大關連交易結餘：

38. Material Related Party Transactions (continued)

B. (continued)

The Group had the following material related party balances:

	二零零五年 2005 港幣千元 HK$'000	二零零四年 2004 港幣千元 HK$'000
應收款項： Amount due from:		
母公司集團之附屬公司 Fellow subsidiaries	**18,036**	42,974
聯營公司 Associates	**27,546**	22,155
應付款項： Amount due to:		
母公司集團之附屬公司 Fellow subsidiaries	**54,223**	30,918
聯營公司 Associates	**18,502**	21,447

丙. 與其他中國內地國家控制實體之交易／結餘。

本集團本身為中國華潤總公司(該公司由中國政府控制)旗下一個龐大公司集團之成員。除與華潤總公司集團及本集團聯營公司進行之交易外，本集團亦在日常業務過程中與中國政府直接或間接擁有或控制之實體進行業務往來。董事認為，除華潤總公司集團外，該等實體並無權力支配或參與製訂本集團之財務及經營政策。與該等實體進行之交易(包括買賣貨品及服務)乃按公平交易原則進行，並已在財務報告中反映。本集團認為，就其所深知上文所概述之關連交易已充份及符合披露要求。

C. Transactions/balances with other stated-controlled entities in Chinese Mainland.

The Group itself is a part of a larger group of companies under CRNC which is controlled by the PRC government. Apart from the transactions with CRNC group and the associates of the Group, it also conducts businesses with entities directly or indirectly owned or controlled by the PRC government in the ordinary course of business. The Directors are of the opinion that those entities other than the CRNC group do not have the power to govern or participate in the financial and operating policies of the Group. The transactions including sales and purchases of goods and services, with these entities are conducted at arm's length and have been reflected in the financial statements. The Group believes that it has provided, at the best of its knowledge, adequate and appropriate disclosure of related party transactions as summarised above.

丁. 主要管理人員之薪酬

支付予主要管理人員(僅包括本公司董事)之酬金由薪酬委員會之建議釐定，已於附註九中披露。

D. Compensation of key management personnel.

Remuneration paid for key management personnel include solely the directors of the Company as determined with reference to remuneration committee, is disclosed in note 9.

三十九.批准財務報告

第81頁至第180頁所刊載之財務報告已獲董事會於二零零六年四月六日批准。

39. Approval of Financial Statements

The financial statements set out on pages 81 to 180 were approved by the Board of Directors on 6 April 2006.

主要附屬公司及共同控制實體及聯營公司
Principal Subsidiaries and Jointly Controlled Entities and Associates

於2005年12月31日 At 31 December 2005

附屬公司及共同控制實體及聯營公司 Subsidiaries and jointly controlled entities and associates	已發行普通股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(一) 零售 (1) Retail					
於香港註冊成立 Incorporated in Hong Kong					
中藝(香港)有限公司 Chinese Arts & Crafts (H.K.) Limited	5,000,000股每股面值港幣10元之普通股 5,000,000 ordinary shares of HK$10 each	100.0	–	100.0	零售業務 Retail business
華潤萬家(香港)有限公司 China Resources Vanguard (Hong Kong) Company Limited	90,000,000股每股面值港幣1元之普通股 90,000,000 ordinary shares of HK$1 each	100.0	–	100.0	超市業務、投資控股及貨品批發 Supermarket operations, investment holding and wholesale of merchandise
匯暉置業有限公司 Worldfaith Properties Limited	3股每股面值港幣1元之普通股 3 ordinary shares of HK$1 each	88.6	–	100.0	物業重建 Property re-development
於中國內地註冊成立 Incorporated in the Chinese Mainland					
** 華潤萬家有限公司 (China Resources Vanguard Co., Ltd.)	人民幣1,400,000,000元 RMB1,400,000,000	100.0	65.0	35.0	零售業務 Retail business
* 華潤萬家生活超市(廣州)有限公司 (前稱：廣州市萬佳百貨有限公司) (China Resources Vanguard (Guangzhou) Superstore Co., Ltd.)	人民幣30,000,000元 RMB30,000,000	100.0	–	100.0	超市業務 Supermarket operations

於2005年12月31日 At 31 December 2005

附屬公司及共同控制實體及聯營公司 Subsidiaries and jointly controlled entities and associates	已發行普通股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(一) 零售(續) **(1) Retail** (continued)					
於中國內地註冊成立(續) **Incorporated in the Chinese Mainland** (continued)					
*@上海創思服飾有限公司	1,000,000美元 US$1,000,000	51.0	–	100.0	服裝及配套服飾之批發 Wholesale distribution of apparel and accessories
*蘇果超市有限公司 (Suguo Supermarket Co., Ltd.)	人民幣253,820,000元 RMB253,820,000	85.0	–	85.0	超市業務 Supermarket operations
**深圳華潤萬佳超級市場有限公司	港幣226,200,000元 HK$226,200,000	100.0	–	100.0	超市業務 Supermarket operations
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
@Tactical Solutions Incorporated	100美元 US$100	51.0	–	51.0	投資控股 Investment holding
(二) 飲品 **(2) Beverage**					
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
華潤雪花啤酒有限公司 China Resources Snow Breweries Limited	42,800,000美元 US$42,800,000	51.0	51.0	–	投資控股 Investment holding

附屬公司及 共同控制實體及聯營公司 Subsidiaries and jointly controlled entities and associates	已發行普通股本面值／ 註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(二) 飲品(續)					
(2) Beverage (continued)					
於中國內地註冊成立					
Incorporated in the Chinese Mainland					
華潤雪花啤酒(遼寧)有限公司 (China Resources Snow Breweries (Liaoning) Company Limited)	21,514,531美元 US$21,514,531	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
怡寶食品飲料(深圳)有限公司 (C'estbon Food and Beverage (Shenzhen) Co., Ltd.)	人民幣12,000,000元 RMB12,000,000	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
瀋陽華創啤酒有限公司 (Shenyang Huachuang Brewery Co. Ltd)	人民幣34,000,000元 RMB34,000,000	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
華潤雪花啤酒(大連)有限公司 (China Resources Snow Brewery (Dalian) Co., Ltd.)	21,200,000美元 US$21,200,000	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
華潤雪花啤酒(吉林)有限公司 (China Resources Snowflake Brewery (Jilin) Co., Ltd.)	23,200,000美元 US$23,200,000	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
華潤雪花啤酒(安徽)有限公司 (China Resources Snow (Anhui) Brewery Co., Ltd.)	人民幣246,000,000元 RMB246,000,000	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
華潤雪花啤酒(廣東)有限公司 (China Resources Snow Brewery (Guangdong) Co., Ltd.)	55,850,000美元 US$55,850,000	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products

於2005年12月31日 At 31 December 2005

附屬公司及共同控制實體及聯營公司 Subsidiaries and jointly controlled entities and associates	已發行普通股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(二) 飲品 (續) **(2) Beverage** (continued)					
於中國內地註冊成立 (續) **Incorporated in the Chinese Mainland** (continued)					
* 浙江錢江啤酒股份有限公司 (Zhejiang Qianjiang Breweries Stock Co., Ltd.)	人民幣120,000,000元 RMB120,000,000	35.7	–	70.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 四川華潤藍劍啤酒有限責任公司 (China Resources (Sichuan) Blue Sword Breweries Company Limited)	人民幣113,792,501元 RMB113,792,501	31.6	–	62.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 華潤藍劍(成都)啤酒有限責任公司 (China Resources Blue Sword (Chengdu) Brewery Co., Ltd.)	人民幣124,143,853元 RMB124,143,853	31.6	–	62.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 華潤藍劍(廣安)啤酒有限責任公司 (China Resources Blue Sword (Guangan) Brewery Co., Ltd.)	人民幣56,574,890元 RMB56,574,890	31.6	–	62.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 華潤藍劍(什邡)啤酒有限責任公司 (China Resources Blue Sword (Shifang) Brewery Co., Ltd.)	人民幣100,000,000元 RMB100,000,000	31.6	–	62.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 華潤藍劍(綿陽)啤酒有限責任公司 (China Resources Blue Sword (Mianyang) Brewery Co., Ltd.)	人民幣100,000,000元 RMB100,000,000	31.6	–	62.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products

附屬公司及 共同控制實體及聯營公司 Subsidiaries and jointly controlled entities and associates	已發行普通股本面值／ 註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(二) 飲品(續) **(2) Beverage** (continued)					
於中國內地註冊成立(續) **Incorporated in the Chinese Mainland** (continued)					
* 華潤雪花啤酒(瀋陽)有限公司 (China Resources Snow Breweries (Shenyang) Co., Ltd.)	人民幣116,240,000元 RMB116,240,000	45.9	–	90.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 華潤雪花啤酒(武漢)有限公司 (China Resources Snow Brewery (Wuhan) Co., Ltd.)	人民幣570,000,000元 RMB570,000,000	45.9	–	90.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 華潤雪花啤酒(中國)投資有限公司 (China Resources Snow Breweries (China) Investment Co., Ltd.)	89,160,000美元 US$89,160,000	51.0	–	100.0	投資控股 Investment holding
天津華創投資有限公司 China Resources Tianjin Investment Company Limited	27,887,500美元 US$27,887,500	51.0	–	100.0	投資控股 Investment holding
(三) 食品加工及經銷 **(3) Food Processing and Distribution**					
於香港註冊成立 **Incorporated in Hong Kong**					
五豐行有限公司 Ng Fung Hong Limited	1,046,258,000股每股面值港幣0.1元之普通股 1,046,258,000 ordinary shares of HK$0.1 each	100.0	–	100.0	鮮活冷凍食物經銷、屠場經營、食品代理及投資控股 Distribution of fresh, live and frozen foodstuff, abattoir operation, acting as food agent and investment holding

於2005年12月31日 At 31 December 2005

附屬公司及 共同控制實體及聯營公司 Subsidiaries and jointly controlled entities and associates	已發行普通股本面值／ 註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(三) 食品加工及經銷(續) **(3) Food Processing and Distribution** (continued)					
五豐凍品水產有限公司 Ng Fung Frozen Meats & Aquatic Products Co. Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	94.0	–	94.0	經銷凍肉及水產 Trading of frozen meats and aquatic products
@中港聯合生豬有限公司 Chung Kong Luen Livestock Company Limited	60,000股每股面值港幣1,000元之普通股 60,000 ordinary shares of HK$1,000 each	35.7	–	51.0	生豬批發 Wholesale of live pigs
於開曼群島註冊成立 **Incorporated in Cayman Islands**					
@中國國際漁業公司 China International Fisheries Corp.	60,864股每股面值1美元之普通股 60,864 ordinary shares of US$1 each	51.0	–	51.0	投資控股 Investment holding
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
@Victory Return Corporation	1股每股面值1美元之普通股 1 ordinary share of US$1 each	51.0	–	100.0	捕魚業及提供船隻儲存及魚類供應 Marine fishing and the provision of ship stores and fishing supplies
於中國內地註冊成立 **Incorporated in the Chinese Mainland**					
*五豐食品(深圳)有限公司 (Ng Fung Foods (Shenzhen) Co., Ltd.)	人民幣543,000,000元 RMB543,000,000	70.0	–	70.0	禽畜飼養、屠場經營、肉類加工及家禽批發 Livestock raising, abattoir operation, meat products processing and poultry wholesaling

附屬公司及 共同控制實體及聯營公司 Subsidiaries and jointly controlled entities and associates	已發行普通股本面值／ 註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(三) 食品加工及經銷(續) **(3) Food Processing and Distribution** (continued)					
於巴拿馬註冊成立 **Incorporated in the Panama**					
@Jin Feng S.A.	200股每股面值1美元之普通股 200 ordinary shares of US$1 each	51.0	–	100.0	捕魚業、船隻租賃及提供魚類供應及燃料之船隻儲存服務 Marine fishing, vessel chartering and the provision of ship stores, fishing supplies and bunker oil
(四) 紡織 **(4) Textile**					
於香港註冊成立 **Incorporated in Hong Kong**					
華潤紡織(集團)有限公司 China Resources Textiles (Holdings) Co. Ltd.	100,000,000股每股面值港幣1元之普通股 100,000,000 ordinary shares of HK$1 each	100.0	–	100.0	投資控股 Investment holding
華潤紡織品有限公司 China Resources Textiles Company Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	100.0	–	100.0	出入口紡織品經銷及投資控股 Import and export of textile materials and investment holding
新弘紡織有限公司 Hsin Hung Textiles Limited	2,000,000股每股面值港幣1元之普通股 2,000,000 ordinary shares of HK$1 each	100.0	–	100.0	服裝營銷及投資控股 Trading of apparel and investment holding

於2005年12月31日 At 31 December 2005

附屬公司及共同控制實體及聯營公司 Subsidiaries and jointly controlled entities and associates	已發行普通股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(四) 紡織(續)					
(4) Textile *(continued)*					
於中國內地註冊成立					
Incorporated in the Chinese Mainland					
華潤紡織投資發展有限公司 (China Resources Textiles Investment & Development Company Limited)	73,200,000美元 US$73,200,000	100.0	–	100.0	投資控股及棉布營銷 Investment holding and trading of cotton
@*** 華潤錦華股份有限公司 (China Resources Jinhua Stock Co., Ltd.)	人民幣129,665,718元 RMB129,665,718	51.0	–	51.0	紡織品生產及營銷及投資控股 Manufacture and trading of textile products and investment holding
山東聊城華潤紡織有限公司 (Shandong Liaocheng China Resources Textiles Co., Ltd.)	16,430,000美元 US$16,430,000	100.0	–	100.0	紡織品生產及營銷 Manufacture and trading of textile products
山東濱州華潤紡織有限公司 (Shandong Binzhou China Resources Textiles Co., Ltd.)	29,050,000美元 US$29,050,000	100.0	–	100.0	紡織品生產及營銷 Manufacture and trading of textile products
山東濰坊華潤紡織有限公司 (Shandong Weifang China Resources Textiles Co., Ltd.)	24,070,000美元 US$24,070,000	100.0	–	100.0	紡織品生產及營銷 Manufacture and trading of textile products
(五) 物業及物流					
(5) Property and Logistics					
於香港註冊成立					
Incorporated in Hong Kong					
華創物業(香港)有限公司 CRE Properties (Hong Kong) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	–	100.0	投資控股及物業管理 Investment holding and property management
CRE Property (Silvercord) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	–	100.0	物業投資 Property investment

附屬公司及 共同控制實體及聯營公司 Subsidiaries and jointly controlled entities and associates	已發行普通股本面值／ 註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(五) 物業及物流(續) **(5) Property and Logistics** (continued)					
於香港註冊成立(續) **Incorporated in Hong Kong** (continued)					
CRE Property (Argyle Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	–	100.0	物業持有 Property holding
CRE Property (Nan Fung Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	–	100.0	物業投資 Property investment
潤發倉碼有限公司 Yuen Fat Wharf & Godown Company Limited	1,000,000股每股面值港幣1元之普通股 1,000,000 ordinary shares of HK$1 each	100.0	–	100.0	倉儲服務 Wharf & godown services
(六) 石油及相關產品經銷 **(6) Petroleum and Related Products Distribution**					
於香港註冊成立 **Incorporated in Hong Kong**					
華潤石化(集團)有限公司 China Resources Petrochems (Group) Company Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	–	100.0	投資控股 Investment holding
華潤化工有限公司 China Resources Chemicals Company Limited	50,000,000股每股面值港幣1元之普通股 50,000,000 ordinary shares of HK$1 each	100.0	–	100.0	經銷化學產品 Trading of chemical products
嘉陵有限公司 Callany Limited	40,000,000股每股面值港幣1元之普通股 40,000,000 ordinary shares of HK$1 each	100.0	–	100.0	石油運輸服務及貿易 Transportation services and trading of petroleum

於2005年12月31日 At 31 December 2005

附屬公司及共同控制實體及聯營公司 Subsidiaries and jointly controlled entities and associates	已發行普通股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(六) 石油及相關產品經銷(續) **(6) Petroleum and Related Products Distribution** (continued)					
於香港註冊成立(續) **Incorporated in Hong Kong** (continued)					
華潤石油氣有限公司 China Resources Gas Company Limited	10,000,000股每股面值港幣1元之普通股 10,000,000 ordinary shares of HK$1 each	100.0	–	100.0	經銷石油氣 Trading of liquefied petroleum gas
華潤石油有限公司 China Resources Petroleum Company Limited	30,000,000股每股面值港幣1元之普通股 30,000,000 ordinary shares of HK$1 each	100.0	–	100.0	經銷石油產品 Trading of petroleum products
華潤油站有限公司 CRC Petrol Filling Station Company Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	100.0	–	100.0	經營油站 Petrol filling station operation
定基投資有限公司 Ting Key Investment Limited	10,000股每股面值港幣1元之普通股 10,000 ordinary shares of HK$1 each	100.0	–	100.0	經營油站 Petrol filling station operation
於新加坡註冊成立 **Incorporated in Singapore**					
@China Resources Petrochem (Singapore) Pte Ltd.	1,000,000股每股面值1新加坡元之普通股 1,000,000 ordinary shares of S$1 each	100.0	–	100.0	經銷石油及相關產品 Trading of petroleum and related products

附屬公司及 共同控制實體及聯營公司 Subsidiaries and jointly controlled entities and associates	已發行普通股本面值／ 註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	 本公司持有 held by the Company	 附屬公司持有 held by subsidiaries	主要業務 Principal activities
(六) 石油及相關產品經銷(續) **(6) Petroleum and Related Products Distribution** (continued)					
於中國內地註冊成立 **Incorporated in the Chinese Mainland**					
** 華潤化工國際貿易(上海)有限公司	200,000美元 US$200,000	100.0	–	100.0	石化產品貿易及儲存 Trading and storing of petrochemical products
深圳市華潤化工有限公司	人民幣10,000,000元 RMB10,000,000	100.0	–	100.0	化工產品貿易 Trading of chemical products
* 蘇州華潤燃氣有限公司 (Suzhou China Resources Gas Co., Ltd.)	15,000,000美元 US$15,000,000	70.0	–	70.0	銷售燃氣及建造燃氣管道 Sales of gas and construction of gas pipelines
深圳市華潤石油有限公司	人民幣5,000,000元 RMB5,000,000	100.0	–	100.0	石化產品貿易及儲存 Trading and storing of petrochemical products
深圳市華潤石化投資發展有限公司	人民幣100,000,000元 RMB100,000,000	100.0	–	100.0	經營油站 Petrol filling station operation
@^ 成都城市燃氣有限責任公司 (Chengdu City Gas Co., Ltd.)	人民幣800,000,000元 RMB800,000,000	36.0	–	36.0	銷售燃氣及建造燃氣管道 Sales of gas and construction of gas pipelines
(七) 投資及其他 **(7) Investments and Others**					
於香港註冊成立 **Incorporated in Hong Kong**					
華潤創業財務(香港)有限公司 CRE Finance (Hong Kong) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	100.0	–	財務 Financing
於開曼群島註冊成立 **Incorporated in Cayman Islands**					
Purple Finance Limited	2股每股面值1美元之普通股 2 ordinary shares of US$1 each	100.0	100.0	–	財務 Financing
Hebe Haven Inc.	1股每股面值1美元之普通股 1 ordinary share of US$1 each	100.0	100.0	–	財務 Financing

附屬公司及 共同控制實體及聯營公司 Subsidiaries and jointly controlled entities and associates	已發行普通股本面值／ 註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(七) 投資及其他(續) **(7) Investments and Others** (continued)					
於英屬處女群島註冊成立 Incorporated in British Virgin Islands					
@#Δ HIT Investments Limited	200股每股面值1美元之普通A股 200 ordinary "A" shares of US$1 each	10.0	–	10.0	在香港投資貨櫃碼頭營運 Investment in container terminal operations in Hong Kong
@#Δ Hutchison Ports Yantian Investments Limited	200股每股面值1美元之普通股 200 ordinary shares of US$1 each	10.0	–	10.0	在中國內地投資貨櫃碼頭營運 Investment in container terminal operations in the Chinese Mainland

附註：
Notes:

一. 董事認為，全面載列所有附屬及聯營公司詳情會使篇幅過於冗長，故上表僅載列對本集團業績或資產具重大影響力之附屬公司及聯營公司詳情。
1. The Directors are of the opinion that a complete list of the particulars of all subsidiaries and associates will be of excessive length and therefore the above list contains only the particulars of the subsidiaries and associates which materially affect the results or assets of the Group.

二. 除另有註明者外，各公司之主要營業所在國家亦即其註冊成立所在地點。
2. Unless otherwise stated, the principal country of operation of each company is the same as its place of incorporation.

三. 在中國內地註冊成立之公司，已分別採納各自之英文名稱。
3. For companies incorporated in the Chinese Mainland with an English name, such name has been adopted by each company.

四. 年內，本集團以總代價港幣524,266,000元購入若干公司之股權，其中港幣430,730,000元已於二零零五年支付。本集團本年度溢利及年終之資產淨值因進行收購事項而同時減少港幣12,791,000元。
4. During the year, the Group acquired equity interests in certain companies for an aggregate consideration of HK$524,266,000 of which HK$430,730,000 was paid in 2005. As a result of the acquisitions, the Group's profit for the year and the net assets at the year end have both been decreased by HK$12,791,000.

^ 共同控制實體
Jointly Controlled Entity

Δ 聯營公司
Associates

* 合資企業
Equity Joint Venture

** 外資企業
Wholly Foreign Owned Enterprise

*** 上市合資企業
Listed Joint Stock Company

透過定期參與該聯營公司之董事會會議而行使重大影響力。
Significant influence is exercised through the participation of regular board meeting of the associates

@ 並非由德勤•關黃陳方會計師行審核之公司。
Companies not audited by Deloitte Touche Tohmatsu.

主要物業概要
Schedule of Principal Properties

於2005年12月31日 At 31 December 2005

地點 Location	本集團所佔權益 Group's Interest	樓面面積(平方米) Floor Area (sq.m.)	Type 用途	Lease term 租約年期
持作投資物業 **Properties held for investment**				
香港 **Hong Kong**				
九龍旺角彌敦道688號亞皆老街65號 旺角中心一期 地庫A部份，地下部份1-4樓，4樓平台，5樓 及部份向西洋菜街南及亞皆老街的外牆及廣告板 Argyle Centre, Phase I Portion A on Basement, Portion of G/F, 1/F, 2/F, 3/F, 4/F and Flat Roof, 5/F and Part of External Walls and the Sign board of Portion A of Argyle Centre facing Sai Yeung Choi Street South and Argyle Street and scavenging lane, 688 Nathan Road 65 Argyle Street Mongkok Kowloon	100%	7,216	商 C	長期 Long
新界荃灣青山公路264-298號 南豐中心 地庫31及57號貨車位 A034-A041、A044、A128、 A4201、A4301、A4502及A4602單位， 部份1至3樓樓面(連平台) 及3樓部份假天花至原來石屎天花間之空間 Nan Fung Centre Lorry parking space Nos. 31 and 57 on Basement Units A034-A041, A044, A128, A4201, A4301, A4502 and A4602 and portion on 1/F-3/F with Flat Roof and the space between the floor ceiling and the original concrete ceiling over portion of 3/F 264-298 Castle Peak Road Tsuen Wan, New Territories	100%	7,075	商／停 C/CP	中期 Medium

於2005年12月31日 At 31 December 2005

地點 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	Type 用途	Lease term 租約年期
持作投資物業(續) **Properties held for investment** (continued)				
九龍尖沙咀梳士巴利道3號 星光行 地下9B號舖、10A號舖及一樓B舖 Star House Shop 9B, 10A on G/F & Shop B on 1/F 3 Salisbury Road, Tsimshatsui, Kowloon	100%	1,309	商 C	長期 Long
香港柴灣新業街8號 8號商業廣場 3001-11室 內地段144號 8 Commercial Tower Room 3001-11 8 Sun Yip Street Chai Wan, Hong Kong Lot No. 144	100%	1,011	商／辦 C/O	中期 Medium
香港銅鑼灣怡和街19-31號及糖街2-8號 樂聲中心 地下5-18號，20A, 20B及20C號舖位， 怡和街入口(A入口)，糖街入口(B入口)， 1至3樓全層及4樓整個平台 Lok Sing Centre Shop Nos. 5-18, 20A, 20B and 20C on G/F Entrance at Yee Wo Street (Entrance A) Entrance at Sugar Street (Entrance B) the whole of 1/F to 3/F and the whole Flat Roof on 4/F Level 19-31 Yee Wo Street and 2-8 Sugar Street Causeway Bay, Hong Kong	100%	8,982	商 C	長期 Long

地點 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	Type 用途	Lease term 租約年期
持作投資物業(續) **Properties held for investment** (continued)				
九龍尖沙咀廣東道30號 新港中心 地下38號舖 1樓39號舖及2樓41號舖 地庫13, 14, 15, 16及17號車位 Silvercord Shop No. 38 on the G/F Shop No. 39 on 1/F and Shop No. 41 on 2/F Tower 1 and Car Park Nos. 13, 14, 15, 16 and 17 on Basement 30 Canton Road, Tsimshatsui, Kowloon	100%	7,849	商/停 C/CP	長期 Long
香港灣仔軒尼詩道338號 北海中心 10樓A-F室,車位103 & 105號 CNT Tower Offices A-F on 10/F, Car Park 103 & 105, 338 Hennessy Road, Wan Chai, Hong Kong	100%	629	辦/停 O/CP	長期 Long
香港干諾道西118號 一洲國際廣場 32樓1, 2, 3, 5, 6, 7-10單位 2樓車位236, 237, 238號 Yat Chau International Plaza, Room 1, 2, 3, 5, 6, 7-10 at 32/F, Car Park 236, 237, 238 at 2/F, 118 Connaught Road West, Hong Kong	100%	1,232	辦/停 O/CP	長期 Long
香港灣仔告士打道77-79號 華比大廈 12樓(全層)及車位L2-36及L2-39 Belgian Bank Tower 12/F and Car Park Space L2-36 & L2-39, 77-79 Gloucester Road, Wanchai, Hong Kong	100%	590	辦/停 O/CP	長期 Long

於2005年12月31日 At 31 December 2005

地點 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	Type 用途	Lease term 租約年期
持作投資物業(續) **Properties held for investment** (continued)				
九龍觀塘海濱道165號 中藝大廈 CAC Tower 165 Hoi Bun Road Kwun Tong, Kowloon	100%	13,900	工 I	中期 Medium
九龍長沙灣瓊林街115號 中大貨倉大廈 地下，7, 10, 11樓，15至20樓全層(包括天台) 及地下1-23號車位 Chung Dah Godown Building Ground floor, 7/F, 10/F to 11/F, 15/F to 20/F (including Main Roof) and car park Nos. 1 to 23 on Ground Floor 115 King Lam Street, Cheung Sha Wan, Kowloon	100%	8,822	工／停 I/CP	中期 Medium
新界葵涌梨木道88號 達利中心 1樓101號室，2樓及3樓整個平台， 6樓貨倉，21-24號載貨升降機， 地下低層L8號車位， 車位P1-P103, L1-L7, L9-L15, L17-L43 Riley House Unit 101 on 1/F, The whole of 2/F, 3/F & Roof Flat, Godown on 6/F, Cargo Lift Nos. 21-24 Car Parking Spaces No. L8 on Lower G/F, P1-P103, L1-L7, L9-L15, L17-L43, 88 Lei Muk Road, Kwai Chung, New Territories	100%	31,234	工／停 I/CP	中期 Medium

地點 Location	本集團 所佔權益 Group's Interest	樓面面積 (平方米) Floor Area (sq.m.)	Type 用途	Lease term 租約年期
持作投資物業(續) **Properties held for investment** (continued)				
九龍油塘高輝道17號 油塘工業城B座7, 8及9樓工場及 地庫L39, L40, L45, L46, L47及L48號貨車位 Yau Tong Industrial City Workshop on 7/F, 8/F and 9/F of Block B and Lorry Parking Space Nos. L39, L40, L45, L46, L47 and L48 on Basement 17 Ko Fai Road Yau Tong Kowloon	100%	9,702	工/停 I/CP	中期 Medium
香港銅鑼灣軒尼詩道488-490號 軒尼詩大廈 地下至4樓 Hennessy Apartments G/F-4/F 488-490 Hennessy Road Causeway Bay Hong Kong	100%	3,125	商 C	長期 Long
中國內地 **Chinese Mainland**				
廣東省江門市建設路東里村橋頭 江門市建設路196號	100%	62,915	商 C	中期 Medium
江門市新會區會城鎮振興二路30號	100%	43,566	商 C	中期 Medium

附註： 商： 商業 住： 住宅 停： 停車場 辦： 辦公室 工： 工業
Note: C: Commercial R: Residential CP: Car Park O: Office I: Industrial

五年財務資料摘要
Five-Year Financial Summary

		二零零一年 港幣千元 (重列) 2001 HK$'000 (Restated)	二零零二年 港幣千元 (重列) 2002 HK$'000 (Restated)	二零零三年 港幣千元 (重列) 2003 HK$'000 (Restated)	二零零四年 港幣千元 (重列) 2004 HK$'000 (Restated)	**二零零五年 港幣千元 2005 HK$'000**
綜合業績	**Consolidated results**					
營業額	Turnover	24,196,490	28,822,019	34,655,172	47,078,103	**53,583,919**
股東應佔溢利	Profit attributable to shareholders	1,227,951	1,377,836	1,429,249	1,480,053	**2,220,403**
每股基本盈利	Basic earnings per share	HK$0.61	HK$0.67	HK$0.69	HK$0.70	**HK$1.02**
每股股息	Dividend per share					
中期	Interim	HK$0.08	HK$0.09	HK$0.10	HK$0.11	**HK$0.13**
末期	Final	HK$0.10	HK$0.13	HK$0.14	HK$0.16	**HK$0.25**
		HK$0.18	HK$0.22	HK$0.24	HK$0.27	**HK$0.38**
特別中期	Special interim	-	HK$0.25	註1 Note 1	-	**-**
綜合資產負債表	**Consolidated balance sheet**					
固定資產	Fixed assets	11,232,754	13,420,082	14,820,474	19,215,056	**20,854,941**
商譽	Goodwill	778,287	1,025,106	1,346,332	2,319,216	**3,083,706**
其他無形資產	Other intangible assets	154,269	137,272	203,710	211,025	**226,597**
長期投資	Long term investments	3,246,914	2,261,904	2,030,598	1,714,671	**2,024,868**
預付款項	Prepayments	388,800	367,200	458,400	959,920	**411,016**
遞延稅項資產	Deferred taxation assets	86,331	90,169	141,379	167,192	**140,018**
流動資產淨值	Net current assets	4,193,275	2,554,110	2,872,563	3,083,843	**1,964,021**
資金運用	Employment of capital	20,080,630	19,855,843	21,873,456	27,670,923	**28,705,167**
股本	Share capital	2,015,550	2,080,405	2,089,728	2,123,009	**2,233,429**
儲備	Reserves	9,229,628	10,431,531	10,910,438	13,001,819	**15,963,019**
股東權益	Shareholders' funds	11,245,178	12,511,936	13,000,166	15,124,828	**18,196,448**
少數股東權益	Minority interests	2,905,146	3,290,057	3,858,801	4,811,653	**4,746,888**
長期負債	Long term liabilities	5,018,034	3,150,507	4,184,715	6,797,211	**4,810,690**
遞延稅項負債	Deferred taxation liabilities	912,272	903,343	829,774	937,231	**951,141**
已運用資金	Capital employed	20,080,630	19,855,843	21,873,456	27,670,923	**28,705,167**

附註：

1. 每持有十股本公司股份獲派發一股華潤水泥控股有限公司之股份作為特別股息。
2. 由於會計政策有所變更，故比較數字均予重列，以符合本年度之列賬形式。

Note:

1. A special distribution in specie of one share in China Resources Cement Holdings Limited for every ten shares of the Company was distributed.
2. Comparatives have been restated to conform with the current year presentation in light of the changes in accounting policies.

股東週年大會通告撮要
Summary of Notice of Annual General Meeting

以下所載者為股東週年大會通告之撮要本，有關通告全文將載於向股東寄發之通函內。

Set out below is a summary of the notice of the annual general meeting, the full version of which is set out in the circular to be dispatched to shareholders separately.

華潤創業有限公司謹訂於二零零六年六月二日(星期五)下午三時半，假座香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會，以處理下列事項：

An Annual General Meeting of China Resources Enterprise, Limited will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Friday, 2 June 2006 at 3:30 p.m. for the following purposes:

普通決議案

Ordinary Resolutions

1. 省覽及考慮截至二零零五年十二月三十一日止年度之經審核財務報告與董事局報告及核數師報告。
2. 宣派末期股息。
3. 重選退任董事及釐定董事袍金。
4. 續聘核數師及授權董事釐定其酬金。
5. 授予董事一般授權以購回不超過已發行股本10%之股份。
6. 授予董事一般授權以發行不超過已發行股本20%之額外股份。
7. 藉增加獲准發行的股份數目至相當於根據本決議案第5項所購回之股份數目，以擴大本決議案第6項之一般授權。

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2005.
2. To declare a final dividend.
3. To re-elect retiring Directors and to fix the fees for all Directors.
4. To re-appoint Auditors and authorize the Directors to fix their remuneration.
5. To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital.
6. To grant a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital.
7. To extend the general mandate under item 6 hereof by increasing the number of shares permitted to be issued equivalent to the number of shares repurchased under item 5 hereof.

公司資料 CORPORATE INFORMATION

主席	**Chairman**
宋林	Song Lin
董事總經理	**Managing Director**
陳樹林	Chen Shulin
副董事總經理	**Deputy Managing Directors**
姜智宏	Keung Chi Wang, Ralph
王群	Wang Qun
劉百成	Lau Pak Shing
鄺文謙	Kwong Man Him
非執行董事	**Non-Executive Directors**
喬世波	Qiao Shibo
蔣偉	Jiang Wei
閻飈	Yan Biao
王帥廷	Wang Shuaiting
謝勝喜	Xie Shengxi
獨立非執行董事	**Independent Non-Executive Directors**
陳普芬	Chan Po Fun, Peter
黃大寧	Houang Tai Ninh
李家祥	Li Ka Cheung, Eric
鄭慕智	Cheng Mo Chi
公司秘書	**Company Secretary**
李業華	Lee Yip Wah, Peter
核數師	**Auditors**
德勤・關黃陳方會計師行	Deloitte Touche Tohmatsu
註冊辦事處	**Registered Office**
香港灣仔	39/F, China Resources Building
港灣道26號	26 Harbour Road,
華潤大廈39樓	Wanchai, Hong Kong
主要銀行	**Principal Bankers**
中國銀行（香港）有限公司	Bank of China (Hong Kong) Limited
渣打銀行（香港）有限公司	Standard Chartered Bank (Hong Kong) Limited
香港上海滙豐銀行有限公司	The Hongkong and Shanghai Banking Corporation Limited

投資者資料 INFORMATION FOR INVESTORS

財務日誌	**Financial Calendar**
公佈全年業績	Announcement of annual results
2006年4月6日	6 April 2006
股份以附有權利的方式買賣之最後限期	**Last day of dealings in shares on a cum entitlement basis**
2006年5月24日	24 May 2006
暫停過戶日期	**Close of register period**
2006年5月29日至6月2日	29 May 2006 to 2 June 2006
（包括首尾兩天）	(both days inclusive)
末期股息付款日	**Payment of final dividend**
2006年6月16日或前後	On or about 16 June 2006
股份登記處	**Share Registrars**
標準証券登記有限公司	Standard Registrars Limited
香港灣仔皇后大道東	26th Floor, Tesbury Centre, 28 Queen's Road East,
28號金鐘匯中心26樓	Wanchai, Hong Kong
股票托管處	**Depositary**
The Bank of New York	The Bank of New York
ADR Division, 22nd Floor,	ADR Division, 22nd Floor,
101 Barclay Street	101 Barclay Street
New York, NY10286, USA	New York, NY10286, USA
網址：www.adrbny.com	Website: www.adrbny.com
股票代號	**Stock Codes**
香港聯合交易所：0291	Hong Kong Stock Exchange : 0291
彭博：291 HK	Bloomberg : 291 HK
路透社：0291.HK	Reuters : 0291.HK
ADR 代號：CHNRY	ADR symbol : CHNRY
CUSIP：16940R109	CUSIP : 16940R109
投資者關係	**Investor Relations**
電郵: ir@cre.com.hk	Email: ir@cre.com.hk

CONCEPT DESIGN AND PRODUCTION: THE DESIGN ASSOCIATES LTD. www.tda.com.hk

香港灣仔港灣道二十六號
華潤大廈三十九樓
電話 : 852-2827-1028
傳真 : 852-2598-8453
網址 : www.cre.com.hk
電郵 : info@cre.com.hk

39/F, China Resources Building
26 Harbour Road, Wanchai, Hong Kong
Telephone : 852-2827-1028
Facsimile : 852-2598-8453
Website : www.cre.com.hk
E-mail : info@cre.com.hk